Amendment No. 1 to Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on June 23, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

RxSIGHT, INC.

(Exact name of Registrant as specified in its charter)

California (Prior to Reincorporation) Delaware (Post-Reincorporation)	3851	94-3268801
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	100 Columbia Aliso Viejo, CA 92656 (949) 521-7830
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

	Ron Kurtz, M.D. President and Chief Executive Officer RxSight, Inc. 100 Columbia Aliso Viejo, CA 92656 (949) 521-7830
(Name, address, including zip code, and telephone number, including area code, of agent for service)

	Copies to:
Martin J. Waters Jason Skolnik Wilson Sonsini Goodrich & Rosati, P.C. 12235 El Camino Real, San Diego, CA 92130 (858) 350-2300	Shelley Thunen Chief Financial Officer RxSight, Inc. 100 Columbia Aliso Viejo, CA 92656 (949) 521-7830	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company.” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.0001 par value per share	$	$

(1)	Includes offering price of any additional shares of common stock that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                , 2021

Shares

Common stock

This is the initial public offering of shares of common stock by RxSight, Inc. The initial public offering price is expected to be between $                and $                per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “RXST.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                 additional shares of common stock at the public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2021.

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	BofA Securities	SVB Leerink

Wells Fargo Securities		BTIG

The date of this prospectus is        , 2021.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this

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prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus includes industry and market data that we obtained from industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources may include government and industry sources. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “RxSight,” or “the Company” refer to RxSight, Inc.

Overview

We are a commercial-stage medical technology company dedicated to improving the vision of patients following cataract surgery. Our proprietary RxSight Light Adjustable Lens system (“RxSight system”), comprised of our RxSight Light Adjustable Lens (“LAL”), RxSight Light Delivery Device (“LDD”) and accessories, is the first and only commercially available intraocular lens (“IOL”) technology that enables doctors to customize and optimize visual acuity for patients after cataract surgery. Our LAL is made of proprietary photosensitive material that changes shape in response to specific patterns of ultraviolet (“UV”) light generated by our LDD. With the RxSight system, the surgeon performs a standard cataract procedure to implant the LAL, determines refractive error with patient input after healing is complete, and then uses the LDD to modify the lens with the exact amount of visual correction needed to achieve the patient’s desired vision outcomes. Alternative IOL technologies, in contrast are not adjustable following the surgery and therefore require patients to make pre-operative choices about their visual preferences, which can often result in patient dissatisfaction when visual outcomes fail to meet expectations. We designed our system to maximize patient and doctor and other provider satisfaction through superior visual outcomes. In the pivotal study that formed the basis for our FDA approval, the observed rate of eyes with 20/20 or better uncorrected distance visual acuity for our LAL was 70.1%. This compares favorably to the results of pivotal studies with similar study designs and patient populations that supported FDA approval of Alcon’s Acrysof Toric (38.4%), and J&J’s Tecnis Toric (43.6%). We began commercializing our solution in the United States in the third quarter of 2019 and are focused on establishing the RxSight system as the standard of care for premium IOL procedures. As of March 31, 2021, we had an installed base of 105 LDDs in ophthalmology practices, and since our inception, surgeons have performed over 10,000 surgeries with our RxSight system.

Cataract surgery is the most common surgical procedure in the world, with approximately 22 million cataract surgeries performed worldwide in 2020, including 3.7 million in the United States. A cataract is a loss of transparency in the normally clear lens of the eye that can cause blurry or hazy vision, significantly interfering with daily activities and affecting quality of life. Cataracts increase in prevalence with age and develop in approximately 50% of individuals by age 60, affecting both eyes 80-90% of the time, and requiring surgery to restore vision in most cases. During cataract surgery, the patient’s natural lens is replaced with a clear artificial lens called an intraocular lens. There are two broad categories of IOLs: conventional IOLs and premium IOLs. Based on the category of IOL used, cataract surgeries can be differentiated as either conventional or premium procedures. In conventional cataract surgery, patients receive conventional monofocal IOLs that are designed to provide vision at one distance, and do not correct for to corneal astigmatism and presbyopia. Nearly all conventional IOL patients therefore will need spectacles to attain their best vision after surgery. With premium cataract surgery, patients receive premium IOLs designed to correct for corneal astigmatism and/or presbyopia and therefore to provide for reduced spectacle dependence. Because 60% of cataracts patients rate being spectacle free after cataract surgery as extremely important, we believe the premium IOL market is underpenetrated as only 11% and 14% of total procedures worldwide and in the United States in 2020, respectively, were premium procedures. However, according to MarketScope, the premium IOL market represented 37% of the total IOL market for 2020, due to higher lens pricing, and is projected to grow significantly faster. According to MarketScope, the premium IOL market was an approximately $1.4 billion market worldwide in 2020, and while total worldwide cataract procedure volumes were down approximately 25% due to the COVID-19 pandemic, the total revenue from premium IOLs to manufacturers was unchanged from 2019. This market is expected to grow at a compound annual growth rate (“CAGR”) of 14% from 2020 to 2026, relative to a CAGR of 10.5% for the conventional IOL market, which was an approximately $2.3 billion market in 2020 and a 10.5% CAGR for the conventional IOL market. Premium cataract procedures are between 10 and 15 times more profitable for doctors and ophthalmology practices than conventional cataract procedures. The premium IOL market is also less impacted by changes in reimbursement because patients are required to pay out-of-pocket to cover the full or incremental costs of premium cataract procedures (depending on the country), while healthcare payors typically cover the full cost of conventional cataract procedures.

We believe that the premium IOL market remains underpenetrated due to doctors’ reluctance to recommend premium IOL offerings to the full universe of eligible patients and patients’ confusion in assessing the tradeoffs associated with the wide range of commercially available premium IOL offerings. We believe current premium IOL offerings often cannot deliver on patient expectations with respect to the patient’s ability to see at near, intermediate and far distances without reliance on spectacles. Once a patient has selected a premium IOL, the surgeon must rely on a series of pre-operative diagnostic tests and predictive formulae to choose a lens that delivers the accuracy and outcomes desired by the patient. According to published clinical data from the pivotal studies of alternative premium IOL technologies, the percentage of patients that achieved 20/20 vision with both eyes at all distances was only 40%. As a result, doctors often lack confidence in current premium IOL offerings given their inability to meet patients’ expectations consistently.

We designed our RxSight system to address the shortcomings of existing premium IOL technologies and provide a solution that doctors can trust to improve visual outcomes. In contrast to alternative premium IOL solutions, for which patients are required (before surgery) to specify their visual priorities and willingness to accept optical trade-offs associated with those choices, our RxSight system offers peace of mind that patients can iterate their final vision characteristics with customized post-surgical adjustments. The surgeon first performs a standard cataract implant procedure, replacing the patient’s natural lens with the LAL. Approximately three weeks post cataract surgery, after healing has occurred, the patient undergoes a standard post-operative refraction to determine the refractive error and the prescription required to give the patient the best vision. This prescription is much like that used for spectacle lenses, but instead is used as an input to the LDD. To adjust the LAL, the patient is positioned at the LDD for a treatment that lasts between approximately 30 seconds and 2.5 minutes, depending on the required prescription. The patient returns after approximately three to five days, at which time they can undergo another refraction and adjustment, if needed, to “dial in” their best vision. Once the patient and the doctor are satisfied, then the adjustment is locked in for life with another light treatment. While up to three post-surgical adjustment visits are offered by the doctor, in our pivotal clinical study, patients had an average of 1.6 adjustments. While many patients choose to have both eyes corrected for distance, approximately 80% elect for what is called a blended vision approach that takes advantage of the LAL’s depth of focus to deliver a customized blended vision solution. By titrating the correction for near, intermediate or far in each eye, this approach provides excellent vision with both eyes at all distances.

Our RxSight system has FDA approval for reduction of residual astigmatism to improve uncorrected visual acuity after cataract surgery. Our system has also received the CE mark and marketing approval in Mexico for improving uncorrected visual acuity by adjusting the LAL power to correct residual postoperative error. We are currently focusing our commercial efforts in the United States. Our commercial strategy is focused on a

“land and expand” model through which we aim to drive new customer adoption, which generally begins with the sale of an LDD, and then helps the customer incorporate the LAL into their practice to drive utilization and premium procedure growth. We believe this commercial strategy, over time, may provide a degree of predictability in terms of our commercial growth and a consumable revenue stream from sales of our LALs. We are currently focused on driving adoption with ophthalmology practices performing a high volume of premium cataract procedures. MarketScope estimates that there are approximately 4,000 surgeons that perform cataract surgeries in the United States, and we estimate approximately 1,600 surgeons performed approximately 70-80% of the premium procedures in the United States in 2020. We believe this provides an attractive and concentrated market opportunity addressable with a focused sales force. We currently employ a sales team that, as of March 2021 includes 6 sales directors, and a group of over 40 clinical specialists, field service and customer service personnel. While we intend to initially focus our growing commercial efforts in the United States, in the future, we may selectively pursue commercial expansion in Japan, Europe, Australia or other geographies with significant market opportunity for premium IOLs.

Our near-term research and development activities are focused on enhancements to the RxSight system to improve the patient and doctor and other provider experience, expand the range of patients that can be treated, as well as expand its indications. We believe that over time, our adjustable lens solution can be used to address a broad range of cataract surgery patients, including those that would otherwise elect for a conventional cataract procedure today.

Our success factors

We believe the following factors differentiate our company and will continue to be significant components of our success and growth:

•	first and only commercially available IOL technology that allows customization and optimization of patient vision after surgery;

•	superior visual outcomes and premium IOL experience for patients;

•	large and growing premium IOL market underpenetrated within broader IOL industry;

•	primarily out-of-pocket, cash-pay procedure, which we believe makes the premium IOL market less sensitive to reimbursement;

•	concentrated potential customer base, addressable with a focused commercial organization; and

•	proven management team with a track record of establishing adoption of multiple innovative technology platforms in ophthalmology.

Our growth strategies

Our vision is that a majority of the patients and surgeons, that undergo or perform a cataract surgery procedure, will elect to use our RxSight technology that provides a customizable solution delivering better visual outcomes. Our growth strategies to achieve this vision include:

•	strategically expanding our salesforce and marketing activities;

•	establishing new customers and growing our installed base of LDDs;

•	increasing the utilization of our LALs by empowering doctors and other providers to grow their practices;

•	investing in platform enhancements to meet the evolving needs of doctors and other providers and patients;

•	expanding the RxSight system’s indications to address additional patients and procedures;

•	growing our commercial operations in international markets; and

•	scaling our business to achieve cost and production efficiencies.

Our market

Our market opportunity

In 2020, conventional cataract surgery represented 89% of procedures worldwide and 84% of procedures in the United States; however, the premium IOL market is approximately 37% of the total IOL market today, due to higher lens pricing, and is expected to grow significantly faster. According to MarketScope, the conventional IOL market was approximately $2.3 billion worldwide in 2020 and is expected to grow at a CAGR of 10.5% between 2020 and 2026. Premium IOL revenue was approximately $1.4 billion worldwide in 2020 and is expected to grow at a CAGR of 14% over the same period. The premium cataract surgery market is expected to grow at a meaningfully higher rate than the conventional cataract surgery market due to a number of factors including the growing number of patients who prefer to be spectacle-free post-surgery, technological innovations in premium IOLs, increased access to healthcare and rising disposable income. Premium cataract procedures are also between 10 and 15 times more profitable for doctors and ophthalmology practices than conventional cataract procedures and less impacted by changes in reimbursement because patients are required to pay out-of-pocket to cover the full or incremental costs of premium cataract procedures (depending on the country), while healthcare payors typically cover the full cost of conventional cataract procedures.

We believe there is an opportunity to not only gain share in the premium IOL segment of the market but also increase the penetration of premium IOLs in the broader IOL market, by converting doctors and patients currently electing for conventional cataract surgery to the RxSight system. While 60% of cataracts patients rate being spectacle-free after cataract surgery as extremely important, premium IOLs represented only 11% and 15% of the procedures worldwide and in the United States, respectively, in 2020. We believe that the premium cataract surgery market remains underpenetrated due to both doctors’ reluctance to recommend premium IOL offerings to the full universe of eligible patients and patients’ confusion in assessing the tradeoffs associated with the wide range of commercially available premium IOL offerings. Furthermore, we believe current premium IOL offerings often cannot deliver on patient expectations with respect to the patient’s ability to see at near, intermediate and far distances without reliance on spectacles.

Overview of non-adjustable premium IOLs and their limitations

Premium IOLs are designed to correct for the shortcomings of conventional monofocal lenses by correcting for the additional visual problems of astigmatism and/or presbyopia. Astigmatism occurs when there is imperfection in the curvature of the cornea, resulting in blurred distance and near vision. Presbyopia is the gradual loss of the eyes’ ability to focus on nearby objects. Individuals usually begin to experience the effects of presbyopia in their early 40s. The two primary categories of alternative premium IOLs are presbyopia-correcting IOLs, which include multifocal and extended depth of focus (“EDOF”) lenses, and astigmatism-correcting, or toric, lenses. Each type of lens offers its own unique set of benefits but also trade-offs.

A key limitation of alternative premium IOLs is that they cannot be adjusted after surgery and, as such, require the patient to commit to a desired visual outcome prior to the procedure. However, in discussing vision optimization options with patients ahead of the procedure, it is not easy to demonstrate different visual outcomes to patients with cataracts. Once a premium IOL is selected, another key limitation is the ability of the surgeon to implant the IOL with the level of accuracy required to deliver the patient’s expected outcome. Because the lens power of alternative premium IOLs cannot be changed after implantation, doctors typically spend a great deal of time on preoperative measurements to estimate the most suitable lens power for the patient; however, the same diagnostic tests and predictive formulae used for selecting the spherical power of the premium IOL are also used for conventional IOLs. Additionally, the incision made to remove the cloudy lens and insert the IOL along with the resultant healing process often results in the creation of additional levels of astigmatism, which cannot be predicted with precision before cataract surgery. A separate LASIK procedure is the most common surgical procedure to correct any residual visual errors following the cataract procedure. In addition, in two recently published ESCRS clinical trend surveys, 44% of surgeons and 36% of surgeons reported factors that discourage them from offering premium IOLs due to concern over nighttime vision and loss of contrast sensitivity, respectively.

We believe that the need to commit to a visual outcome before surgery combined with the limited ability to adjust following the procedure are key factors contributing to the low levels of penetration of premium cataract surgery. When expectations regarding postoperative visual acuity and spectacle independence are not met, patients are often disappointed. As a result, surgeons are often less willing to recommend existing premium IOLs to their patients.

Our solution

We designed our RxSight Light Adjustable Lens system to address the shortcomings of existing premium IOL technologies and provide a solution that doctors can trust to improve visual outcomes. Our RxSight system is the first and only FDA-approved IOL technology that enables doctors and other providers to customize and optimize visual acuity for patients after cataract surgery. Our RxSight system is comprised of two key components, along with other intraoperative and postoperative accessories:

-	RxSight Light Adjustable Lens: The LAL is our IOL that can be adjusted postoperatively to improve uncorrected visual acuity. Our novel IOL is made of proprietary photosensitive material that changes shape and power when a specific pattern of UV light is delivered from the LDD.

-	RxSight Light Delivery Device: The LDD is our proprietary office-based light treatment device that delivers UV light in a precisely programmed pattern to induce a predictable change in the shape and refractive properties of the LAL, enabling doctors to precisely modify the LAL based on the visual correction needed to achieve the patient’s desired vision after cataract surgery.

We have developed our RxSight system over the last 20 years and have incorporated expertise and proprietary technologies across multiple disciplines, including optics, material science, chemistry, software and hardware engineering.

The proprietary RxSight technology that enables post-operative adjustability is based on the principals of photochemistry. To create the LAL, we use a composition of silicone polymers and monomers, which we call “macromers”, mixed with photo-active molecules and other compounds. The initial composition of our lens material is a viscous liquid that is then thermally cured in a lens mold. Thermal curing and photopolymerization use temperature and ultraviolet light, respectively, to initiate and propagate a polymerization reaction. To avoid polymerizing the macromers in the composition, the thermal curing is performed at a low temperature. The partial polymerization of the LAL results in a solid but soft silicone lens, leaving the photosensitive macromers unpolymerized and distributed throughout the lens. While the resulting lens is optically clear, the macromers and photo-active molecules remain free to continuously move within the lens. When UV light is directed to a specific portion of the lens, the exposed macromers in that portion of the lens are polymerized and become stationary. This creates an excess concentration of free macromers in the unexposed portion of the lens and sets up a diffusion gradient over which the unpolymerized macromers move from the concentrated area to the less concentrated area. Over the next one to two days, the unpolymerized macromers redistribute across the lens to achieve a uniform distribution. The redistribution of the macromers causes the exposed portion of the lens to swell relative to the unexposed portion of the lens, enabling refractive power change.

To achieve the desired refractive change in the LAL, our LDD uses proprietary software and algorithms to deliver a short UV exposure treatment that polymerizes specific portions the lens according to a predefined pattern of light. Each UV light treatment consumes only a portion of the macromers in the lens, allowing the LAL to be adjusted multiple times. This process can be repeated up to three times over a period of several weeks, until the patient and doctor are satisfied. The entire lens is then polymerized to provide a stable correction. After adjustment light treatments are completed, one or two lock-in light treatments are applied to consume all remaining macromers and photo-active compounds. After lock-in treatment, the lens power can no longer be adjusted.

With the RxSight system, the surgeon first performs a standard cataract implant procedure, replacing the patients’ natural lens with the LAL. Following the surgery, after a healing period of two to three weeks, the patient returns to the doctor’s office and undergoes a standard post-operative refraction. Using a traditional phoropter and vision chart, the clinician determines the refractive error and the prescription required to give the patient the best vision. However, rather than giving the patient a prescription for glasses, the clinician inputs the prescription into LDD’s graphical user interface. The patient’s eye is then dilated, and a contact lens is applied to the eye when they are seated in front of the LDD for a light treatment. Based on the prescription input, the LDD generates a programmed, predetermined exposure of UV light. For a period of approximately 30 seconds to 2.5 minutes, the light painlessly and non-invasively re-shapes the LAL in the eye to correct the measured refractive error. The patient then returns approximately three to five days later for additional possible light treatments to adjust their vision as desired or to lock-in the lens. Although a patient can receive up to three adjustments, the average number of adjustments in our clinical trial was just 1.6. The RxSight system enables a fully interactive and iterative process to optimize visual acuity, with patients able to compare possible vision outcomes based on their unique preferences and lifestyle requirements before selecting a final prescription for their adjustable lens.

Key benefits for patients

We believe RxSight offers significant patient benefits relative to other commercially available premium IOLs:

•	superior vision outcomes;

•	post-operative customization;

•	no increase in glare and halo; and

•	minimally invasive procedure.

Key benefits for doctors and other providers

We believe RxSight offers significant benefits to doctors relative to other commercially available premium IOLs, the primary benefits of which include the following:

•	clear value proposition for patients so that doctors can build their premium cataract practices;

•	doctor and other provider confidence;

•	fewer intraoperative measurements;

•	broad application across different patient needs; and

•	satisfied patients leading to potential referrals.

We believe these compelling points of differentiation relative to other commercially available premium IOLs offer key benefits for patients and doctors will drive broad adoption of the RxSight system.

Risks related to our business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk factors” immediately following this prospectus summary. These risks include, among others:

•

We have a limited operating history as a commercial company and if we fail to effectively train our sales force, increase our sales and marketing capabilities or develop broad brand awareness in a cost-effective manner, our growth will be impeded and our business will suffer.

•	We have a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

•	If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

•

If we fail to maintain FDA clearance or approval to market and sell the RxSight system, maintain FDA regulatory compliance for our commercial products, or we fail to obtain FDA clearance or approval, or such approval is delayed, suspended, revoked or not issued, for our products in development, we will be unable to commercially distribute and market these products in the United States, or U.S.

•

The commercial success of our products is substantially dependent on the FDA’s clearance or approval of our products in development, as well as market acceptance in the United States for the RxSight system and other product candidates in development. Our failure or delay to receive FDA clearance or approval of these product candidates or the failure of our cleared products to gain such market acceptance will negatively impact our business.

•

If we are unable to obtain, maintain, protect and enforce patent protection or freedom to operate for any products we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, or if we are unable to obtain, protect, enforce and maintain our other intellectual property, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any products we may develop, and our technology and our business may be adversely affected.

•

We must educate doctors and other providers on the safe and effective use of the RxSight system and our products in development once they become commercially available, and demonstrate their merits compared to the systems of our competitors. Adoption of our products depends upon appropriate training for doctors and other providers, and inadequate training may lead to negative patient outcomes, affect adoption of our products and adversely affect our business.

•

We face significant competition from larger, well established companies with substantially greater resources and who have a long history of competing in the intraocular lens technology markets, which we believe will intensify as we continue to expand in the U.S. market and internationally. If we are unable to compete effectively, we may not be able to achieve or maintain significant market penetration or improve our results of operations.

•

While we have limited international operations, we intend to further expand our business internationally, which exposes us to increased market, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

•

We may not be able to develop, license or acquire new products, enhance the capabilities of our existing products to keep pace with rapidly changing technology and customer requirements or successfully manage the transition to new product offerings, any of which could have a material adverse effect on our business, financial condition and results of operations.

•	Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business or be indicative of results to be expected in the future.

•	We depend upon third-party suppliers, including single-source suppliers, making us vulnerable to supply disruptions and price fluctuations.

•	Defects or failures associated with our products could lead to recalls, safety alerts or litigation, as well as significant costs and negative publicity.

•	Coverage and adequate reimbursement may not be available for the procedures that utilize our products, which could diminish our sales or affect our ability to sell our products profitably.

•

Regulatory compliance, including compliance with U.S. federal and state fraud and abuse and other healthcare laws and regulations, is expensive, complex and uncertain, and failure to comply could lead to enforcement actions against us and other negative consequences for our business.

•	Our operations and financial results have been, and will continue to be, adversely impacted by the COVID-19 pandemic in the United States and the rest of the world.

•	Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

Corporate information

We were incorporated in California on March 5, 1997 as Calhoun Vision, Inc. and changed our name to RxSight, Inc. in October 2016. The Company intends to reincorporate in Delaware prior to the completion of this offering. Unless otherwise indicated, all information in this prospectus assumes that the Company has reincorporated in Delaware prior to the completion of this offering. Our principal executive offices are located at 100 Columbia, Aliso Viejo, CA 92656. Our telephone number is (949) 521-7830. Our website address is www.rxsight.com. Information contained on, or that may be accessed through, the website is not incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

“RxSight”, the “RxSight” logo, “LAL”, “LDD”, “RxLAL” and “RxSight Light Adjustable Lens” and our other registered or common law trademarks appearing in this prospectus are the property of RxSight, Inc. This prospectus contains references to our trademarks, trade names and service marks and to those belonging to other entities. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of being an emerging growth company and a smaller reporting company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status the reduced reporting requirements that are otherwise applicable to public companies include, but are not limited to:

•

Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements on the effectiveness of our internal control over financial reporting;

•

Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	Reduced disclosure obligations regarding executive compensation arrangements; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected not to avail ourselves of this exemption and, as a result, upon completion of this offering, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The offering

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ (or approximately $         if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to expand our sales force and customer support and operations, increase our research and development activities, conduct or sponsor clinical studies and trials, expand internationally, and provide for working capital and other general corporate purposes. We may use a portion of the net proceeds we receive from this offering to acquire businesses, products, services, or technologies. However, we do not have agreements or commitments for any such acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Risk Factors	See the section of this prospectus titled “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“RXST”

The number of shares of our common stock to be outstanding after this offering is based on the 195,708,393 shares of our common stock outstanding as of March 31, 2021 (including an aggregate of 153,415,871 shares of common stock issuable upon the automatic conversion of our outstanding convertible preferred stock as of March 31, 2021), and excludes the following:

•

2,334,082 shares of our common stock issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of March 31, 2021, which will be automatically converted into warrants to purchase shares of our common stock immediately prior to the completion of this offering, with a weighted-average exercise price of $1.20 per share;

•	47,866,502 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, at a weighted-average exercise price of $1.05 per share;

•	75,000 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after March 31, 2021, at a weighted-average exercise price of $1.93per share;

•

1,296,904 shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan, as amended (the 2015 Plan), as of March 31, 2021, which shares will be added to the shares to be reserved under our 2021 Equity Incentive Plan (the 2021 Plan) upon its effectiveness;

•

                 shares of common stock reserved for future issuance under our 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                 shares of common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 1-for- reverse split of our capital stock which was effected on , 2021;

•	our reincorporation in the state of Delaware;

•	no exercise of outstanding options or warrants after March 31, 2021;

•	no exercise of the underwriters’ option to purchase additional shares of common stock from us;

•

the conversion of 153,415,871 outstanding shares of our convertible preferred stock as of March 31, 2021 into an aggregate of 153,415,871 shares of our common stock, which will occur immediately prior to the completion of this offering; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

Summary financial data

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the statements of operations data for the years ended December 31, 2019 and 2020 (except for the pro forma net loss per share and the pro forma share information) from our audited financial statements and related notes included elsewhere in this prospectus. We derived the statement of operations data for the three months ended March 31, 2020 and March 31, 2021 and the balance sheet data as of March 31, 2021 from the unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles on the same basis as our annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal, recurring adjustments, that are necessary to present fairly the statement of financial position as of March 31, 2021 and our results of operations for the three months ended March 31, 2020 and 2021. Our historical results are not necessarily indicative of results that may be expected in the future, and the results for the three months ended March 31, 2021, are not necessarily indicative of results to be expected for the full year or any other period. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the information in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31
	(in thousands, except share and per-share data)
	2019	2020	2020	2021
			(unaudited)

Statements of Operations Data:
Sales	$2,241	$14,678	$2,888	$3,484
Cost of sales	4,060	12,973	2,810	2,365

Gross profit (loss)	(1,819)	1,705	78	1,119

Operating Expenses
Selling, general and administrative	15,203	15,176	3,698	5,611
Research and development	29,569	21,934	5,777	6,643
(Gain) loss on sale of equipment	(521)	7	—	—

Total operating expenses	44,251	37,117	9,475	12,254

Loss from operations	$(46,070)	$(35,412)	$(9,397)	$(11,135)

Change in fair value of warrants	169,230	63,011	(7,407)	—
Expiration of warrant	803	—	—	5,018
Interest expense	(26)	(510)	(5)	(698)
Interest and other income, net	2,307	543	312	17

Income (loss) before income taxes	126,244	27,632	(16,497)	(6,798)
Income tax expense	24	57	5	7

	Years ended December 31,			Three months ended March 31
	(in thousands, except share and per-share data)
	2019	2020		2020	2021
				(unaudited)
Net income (loss)	$126,220		$27,575	$(16,502)		$(6,805)
Accretion to redemption value of redeemable preferred stock and redeemable stock options	(82,121)		(24,209)	(4,246)		—
Earnings allocated to redeemable preferred stock	(17,972)		—	—		—
Net income (loss) attributable to common stockholders	26,127		3,366	(20,748)		(6,805)
Unrealized gain (loss) on short-term investments	68		(49)	77		7
Foreign currency translation gain	5		—	(1)		(4)

Comprehensive income (loss)	$126,293		$27,526	$(16,426)		$(6,802)

Net income (loss) per share:
Attributable to redeemable common stock, basic	$0.74		$0.09	$(0.56)		$—
Attributable to redeemable common stock, diluted	$0.58		$0.01	$(0.56)		—
Attributable to Series G common stock, basic	$0.01		$(0.39)	$(0.66)		$(0.16)
Attributable to Series G common stock, diluted	$0.01		$(0.62)	$(0.66)		$(0.16)
Attributable to common stock, basic and diluted	—		—	—		$(0.16)

Weighted-average shares used in computing net income (loss) per share:
Attributable to redeemable common stock, basic	35,431,642		38,295,453	36,883,830		—
Attributable to redeemable common stock, diluted	212,591,455		57,148,725	36,883,830		—
Attributable to Series G common stock, basic and diluted	—		1	1		1
Attributable to common stock, basic and diluted	—		—	—		41,281,494
Pro forma net loss per share, basic and diluted (unaudited)(1)		$			$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)

(1)	See Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share and weighted average shares of common stock outstanding and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Information” for an explanation of the calculations of our pro forma net income (loss) per share, basic and diluted and the number of shares used in the computation of the per share amounts.

	As of March 31, 2021
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(in thousands) (unaudited)

Balance Sheet Data:
Cash and cash equivalents	$24,385
Short-term investments	39,997
Working capital(4)	70,987
Total assets	96,291
Total liabilities	44,890
Redeemable common stock	—
Convertible preferred stock	353,300
Common stock and additional paid-in capital	136,311
Accumulated deficit	(437,393)
Total stockholders’ (deficit) equity	(301,899)

	As of December 31,		As of March 31,
	2019	2020	2021
	(in thousands) (unaudited)

Balance Sheet Data:
Cash and cash equivalents	$7,958	$13,994	$24,385
Short-term investments	72,710	54,981	39,997
Working capital(4)	81,742	69,900	70,987
Total assets	110,432	100,677	96,291
Total liabilities	87,462	44,906	44,890
Redeemable common stock	56,422	80,780	—
Redeemable convertible preferred stock	327,581	353,300	353,300
Common stock and additional paid-in capital	—	—	136,311
Accumulated deficit	(419,855)	(430,588)	(437,393)
Total stockholders’ (deficit) equity	(419,809)	(430,591)	(301,899)

(1)	The table above presents the actual balance sheet at March 31, 2021 and the pro forma balance sheet data gives effect to the conversion of all outstanding shares of our convertible preferred stock at March 31, 2021 into an aggregate of 153,415,871 shares of common stock, which will automatically occur immediately prior to the completion of this offering, and the filing and effectiveness of our amended and restated certificate of incorporation.

(2)	Reflects the pro forma adjustments described in footnote (1) above and the receipt of estimated net proceeds of $ from the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price after deducting underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $ million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(4)	We define working capital as current assets less current liabilities. See our audited consolidated financial statements and related notes and unaudited interim condensed consolidated financial statements and related notes appearing at the end of this prospectus for further details regarding our current assets and current liabilities.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline if one or more of these risks or uncertainties actually occur, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our common stock. Certain statements below are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Summary of principal risk factors

The following risks and uncertainties are among the most significant we face. However, the risks and uncertainties identified in this subsection are not the only ones we face and are qualified in their entirety by reference to all of the risk factors described herein.

Risks related to our business and products

•

We have a limited operating history, and if we fail to effectively train our sales force, increase our sales and marketing capabilities, or develop broad brand awareness in a cost-effective manner, our growth will be impeded, and our business will suffer.

•	We have a history of net operating losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

•

Our success depends in large part on our RxSight system. If we are unable to successfully market and sell our RxSight system, our business prospects will be significantly harmed, and we may be unable to achieve revenue growth.

•	We face significant competition, and if we are unable to compete effectively, we may not be able to achieve or maintain significant market penetration or improve our results of operations.

Risks related to intellectual property

•

If we are unable to obtain, maintain, protect and enforce patent and other intellectual property protection for our technology and products, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

•	If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

•	We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Risks related to government regulation

•

If we fail to obtain and maintain necessary regulatory clearances or approvals for our products, or if clearances or approvals for future products and indications are delayed or not issued, our commercial operations may be harmed.

Risks related to reliance on third parties

•

We depend on third parties, including single and sole source suppliers, to manufacture certain components and subcomponents of the RxSight system, making us vulnerable to supply disruptions and price fluctuations.

Risks related to our common stock and to this offering

•	The price of our stock may be volatile, and you could lose all or part of your investment.

•

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock or the price at which you are able to sell may not be at or above the initial public.

•	Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Risks related to COVID-19

•	Our business, financial condition, results of operations and growth have been harmed by the effects of the COVID-19 pandemic and may continue to be harmed.

General risk factors

•	We must recruit, retain, manage and motivate qualified executives as we build out the management team, and we are highly dependent on our management team.

•	Future litigation proceedings may adversely affect our business.

Risks related to our business and products

We have a limited operating history and if we fail to effectively train our sales force, increase our sales and marketing capabilities or develop broad brand awareness in a cost-effective manner, our growth will be impeded, and our business will suffer.

We were incorporated in March 1997 and began commercializing our products in the second half of 2019. We initiated a full launch of our light adjustable lenses and light delivery devices. Accordingly, our limited commercialization experience and limited number of approved or cleared products make it difficult to evaluate our current business and assess our prospects. We also currently have limited sales and marketing experience. If we are unable to establish or scale effective sales and marketing capabilities, or if we are unable to commercialize any of our products, we may not be able to generate sufficient product revenue, sustain revenue growth and compete effectively. In order to generate future growth, we plan to continue to expand and leverage our sales and marketing infrastructure to increase our customer base and grow our business.

Identifying and recruiting qualified sales and marketing personnel and training them on our product, applicable federal and state laws and regulations, and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenue, or in the event we are unable to reduce costs in the face of an unexpected decline in demand for our products. Any failure to hire, develop and retain talented sales and marketing personnel, to achieve desired productivity levels in a reasonable timeframe or timely leverage our fixed costs could have a material adverse effect on our business, financial condition and results of operations. Moreover, the members of our direct sales force are at-will employees. The loss of these personnel to competitors or otherwise could materially harm our business. If we are unable to retain our direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if we are unable to successfully instill technical expertise in replacement personnel, our revenue and results of operations could be materially harmed.

Our ability to increase our customer base and achieve broader market acceptance of our products will also depend to a significant extent on our ability to expand our marketing efforts. Our business may be harmed if our marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, we believe that developing and maintaining broad awareness of our brand in a cost-effective manner is critical to achieving broad acceptance of our products and penetrating new customer accounts. Brand promotion activities may not generate patient or doctor awareness or increased revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the doctor acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of our products.

These factors also make it difficult for us to forecast our financial performance and growth, and such forecasts are subject to a number of uncertainties, including our ability to successfully develop additional products that add functionality, reduce the cost of products sold, broaden our commercial portfolio offerings and obtain the required regulatory approvals and clearances under applicable law both domestically and internationally, including U.S. Food and Drug Administration, or FDA, 510(k) clearance or pre-market approval, or PMA, for, and successfully commercialize, market and sell, our planned or future products in the United States or in international markets. If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We have a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

We have incurred losses from operations since our inception and expect to continue to incur losses from operations for the foreseeable future. We reported losses from operations of $46.1 million and $35.4 million for the years ended December 31, 2019 and 2020, respectively, and $11.1 million for the three months ended March 31, 2021. As a result of these losses, as of March 31, 2021, we had an accumulated deficit of $437.4 million. We expect to continue to incur significant sales and marketing, research and development, regulatory and other expenses as we expand our marketing efforts to increase adoption of our products, expand existing relationships with our customers, obtain regulatory clearances or approvals for our planned or future products, conduct clinical trials on our existing and planned or future products and develop new products or add new features to our existing products. In addition, we expect our general and administrative expenses to increase following this offering due to the additional costs associated with being a public company.

The net losses that we incur may fluctuate significantly from period to period. We will need to generate significant additional revenue in order to achieve and sustain profitability. Even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time.

In order to support our continued operations and the growth of our business, we may seek to raise additional capital, which may not be available to us on acceptable terms, or at all.

We expect capital expenditures and operating expenses to increase over the next several years as we continue to operate our business and expand our infrastructure, commercial operations and research and development activities. Our primary uses of capital are, and we expect will continue to be, investment in our commercial organization and related expenses, clinical research and development services, laboratory and related supplies, legal and other regulatory expenses, general administrative costs and working capital. In addition, we may in the future seek to acquire or invest in additional businesses, products, services or technologies that we believe could complement or expand our product portfolio, enhance our technical capabilities or otherwise offer growth opportunities. For further information regarding our recent strategic transactions, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for at least the next several years. Our future liquidity and capital funding requirements will depend on numerous factors, including:

•	our revenue growth;

•	our research and development efforts;

•	our sales and marketing activities;

•	our success in leveraging future strategic partnerships;

•	our ability to raise additional funds to finance our operations;

•	the outcome, costs and timing of any clinical trial results for our current or future products;

•	the emergence and effect of competing or complementary products;

•	the availability and amount of reimbursement for procedures using our products;

•

our ability to maintain, expand, enforce and defend our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, maintenance, defense and enforcement of any patents or other intellectual property rights;

•	our ability to retain our employees and the need and ability to hire additional management and sales, scientific and medical personnel;

•	the terms and timing of any collaborative, licensing or other arrangements that we have or may establish;

•	debt service requirements;

•	the extent to which we acquire or invest in businesses, products or technologies; and

•	the impact of the COVID-19 pandemic.

If we determine that we need to raise additional funds, we may do so through equity or debt financings, which may not be available to us when needed or on terms that we deem to be favorable. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected, including potentially requiring us to delay, limit, reduce or terminate certain of our product discovery and development activities or future commercialization efforts.

Moreover, in the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms. These agreements may require that we relinquish or license to a third party on unfavorable terms our rights to products or technologies we otherwise would seek to develop or commercialize ourselves, or reserve certain opportunities for future potential arrangements when we might be able to achieve more favorable terms.

As of March 31, 2021, and December 31, 2020, we had $64.4 million and $69.0 million, respectively, in cash, cash equivalents and marketable securities. While we believe the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities and anticipated cash generated from sales of our products will be sufficient to meet our anticipated cash needs for at least 12 months following the date of this prospectus, we cannot assure you that we will be able to generate sufficient liquidity as and when needed. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

The terms of our credit facility place restrictions on our operating and financial flexibility, and failure to comply with covenants or to satisfy certain conditions of the agreement governing the credit facility may result in acceleration of our repayment obligations and foreclosure on our pledged assets, which could significantly harm our liquidity, financial condition, operating results, business and prospects and cause the price of our securities to decline.

Our October 2020 loan and security agreement, or the Credit Agreement, with Oxford Finance LLC, or Oxford Finance, provides for a five-year $60.0 million term-loan facility, of which $30.0 million has been drawn as of March 31, 2021. $20.0 million of the term-loan facility is available in additional draws during 2021 and $10.0 million will be available in the first quarter of 2022 if we reach certain revenue milestones.

Our payment obligations under the Credit Agreement reduce cash available to fund working capital, capital expenditures, research and development and general corporate needs. In addition, indebtedness under the Credit Agreement bears interest at a variable rate, making us vulnerable to increases in market interest rates. If market rates increase, we will have to pay additional interest on this indebtedness, which would further reduce cash available for our other business needs.

Commencing in 2022, the Credit Agreement requires us to achieve certain revenue levels as compared to our board approved operating plan in order to avoid a default or access additional funds. When we are subject to this covenant, there can be no assurance of our ability to maintain compliance with this covenant as of any future date.

Our obligations under the Credit Agreement are secured by substantially all of our assets, excluding intellectual property. The security interest granted over our assets could limit our ability to obtain additional debt financing. The Credit Agreement also requires us to comply with a number of other covenants (affirmative and negative), including restrictive covenants that limit our ability to: incur additional indebtedness; encumber the collateral securing the loan; acquire, own or make investments; repurchase or redeem any class of stock or other equity interest; declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest; dispose of a portion of our assets; acquire other businesses; and merge or consolidate with or into any other organization or otherwise suffer a change in control, in each case subject to exceptions.

In addition to other specified events of default, the lenders could declare an event of default upon the occurrence of any event that they interpret as having a material impairment on their lien on the collateral under the agreement, a material adverse change in our business, operations or condition (financial or otherwise) or a material impairment in the prospect of repayment of our obligations under the agreement. If we default under the credit facility, the lenders may accelerate all of our repayment obligations and, if we are unable to access funds to meet those obligations or to renegotiate our agreement, the lenders could take control of our pledged assets and we would have to immediately cease operations. During the continuance of an event of default, the then-applicable interest rate on the then-outstanding principal balance will increase by 5.0%. Upon an event of default, the lenders could also require us to repay the loan immediately, together with a final payment charge of 5.0% of the total term loan advances we borrowed, together with other fees. If we were to renegotiate the agreement under such circumstances, the terms may be significantly less favorable to us. If we were liquidated, the lenders’ right to repayment would be senior to the rights of our stockholders to receive any proceeds from the liquidation. Any declaration by the lenders of an event of default could significantly harm our liquidity, financial condition, operating results, business, and prospects and cause the price of our securities to decline.

We may incur additional indebtedness in the future. The debt instruments governing such indebtedness may contain provisions that are as, or more, restrictive than the provisions governing our existing indebtedness. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral or force us into bankruptcy or liquidation.

Our success depends in large part on our RxSight system. If we are unable to successfully market and sell our RxSight system, our business prospects will be significantly harmed, and we may be unable to achieve revenue growth.

Our future financial success will depend substantially on our ability to effectively and profitably market and sell our RxSight system to ophthalmic practices and other providers. The commercial success of our RxSight system and any of our planned or future products will depend on a number of factors, including the following:

•	the actual and perceived effectiveness and reliability of our RxSight system, especially relative to alternative products;

•	the prevalence and severity of any adverse patient events involving our RxSight system;

•	the results of clinical trials relating to our RxSight system;

•	our ability to sustain meaningful clinical benefits for our patients;

•	our ability to obtain regulatory approval to market our planned or future products for use in the United States or internationally;

•	the availability, relative cost and perceived advantages and disadvantages of alternative technologies or treatment methods for conditions treated by our products;

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the degree to which treatments using our products are covered and receive adequate reimbursement from third-party payors, including governmental and private insurers, as well as patient willingness to pay for the additional costs associated with our premium intraocular lens out of pocket;

•	the degree to which doctors and other providers adopt our RxSight system;

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governmental and private health care providers and payors around the world are increasingly utilizing managed care for the delivery of health care services, centralizing purchasing, limiting the number of vendors that may participate in purchasing programs, forming group purchasing organizations and integrated health delivery networks and pursuing consolidation to improve their purchasing leverage and using competitive bid processes to procure health care products and services;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights in and to our RxSight system;

•	the degree to which patients value the customized vision delivered by the RxSight system and are satisfied with their results;

•	achieving and maintaining compliance with regulatory requirements applicable to our products;

•	the extent to which we are successful in educating doctors and other providers about IOLs in general, and the benefits of our RxSight system;

•	our reputation among doctors and other providers;

•	the strength of our marketing and commercial organization;

•	the effectiveness of our marketing and sales efforts in the United States, including our efforts to build out our sales team;

•	our ability to expand the commercialization of our products into international markets;

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our ability to continue to develop, validate and maintain a commercially viable manufacturing process that is compliant with the Quality Systems Regulations, or QSR, and other applicable foreign, federal and state regulatory requirements;

•	the success of our ongoing or future clinical trials; and

•	whether we are required by the FDA or comparable non-U.S. regulatory authorities to conduct additional clinical trials for current or future indications.

If we fail to successfully market and sell our products, we will not be able to grow our revenue or achieve profitability, which will have a material adverse effect on our business, financial condition and results of operations. Our ability to grow our revenue in future periods will depend on our ability to successfully penetrate our target markets and increase sales of our RxSight system and any new product or product indications that we introduce, which will, in turn, depend in part on our success in growing our user base and driving increased use of our products. New products or product indications will also need to be approved or cleared by the FDA and comparable non-U.S. regulatory agencies in any international markets we target in order to commercialize them. If we cannot achieve revenue growth or achieve or sustain profitability, it could have a material adverse effect on our business, financial condition and results of operations.

Adoption of our products depends upon appropriate training for doctors, and inadequate training may lead to negative patient outcomes, affect adoption of our products and adversely affect our business.

The success of our products depends in part on our customers’ adherence to appropriate patient selection and proper techniques provided in training sessions conducted by our training faculty. For example, we train our customers to ensure correct use of our RxSight system. However, doctors rely on their previous medical training and experience, and we cannot guarantee that all such doctors will have the necessary skills or training to effectively utilize our products. We do not control which doctors and other providers use our products or how much training they receive, and doctors who have not completed our training sessions may nonetheless attempt to use our products. In addition, doctors and other providers may use our products in a manner that is not consistent with their labeled indications for which no training is available. If doctors and other providers use our products in a manner that is inconsistent with their labeled indications, with components that are not compatible with our products or otherwise without adhering to or completing our training sessions, their patient outcomes may not be consistent with the outcomes achieved by other doctors and other providers or in our clinical trials. This result may negatively impact the perception of patient benefit and safety and limit adoption of our products, which would have a material adverse effect on our business, financial condition and results of operations.

We currently require limited training in the use of our products because we market primarily to doctors and other providers who are experienced in the specific techniques required to use our devices. If demand for our products continues to grow, less experienced doctors and other providers will likely use our products, potentially leading to more injury and an increased risk of product liability claims. The use or misuse of our products may in the future result in complications and potentially lead to product liability claims.

The commercial success of our RxSight system will depend upon attaining significant market acceptance of these products among patients, doctors and other providers.

Our success will depend, in part, on the acceptance of our RxSight system as safe, effective and, with respect to doctors and other providers, cost-effective. We cannot predict how quickly, if at all, patients, doctors and other providers, or payors will accept our RxSight system or, if accepted, how frequently it will be used. Our RxSight system and planned or future products we may develop or market may never gain broad market acceptance for some or all of our targeted indications. Patients, doctors and other providers must believe that our products offer benefits over alternative treatment methods. To date, a substantial majority of our product sales and revenue have been derived from a limited number of customers who have adopted our RxSight system. Our future growth and profitability largely depend on our ability to increase doctors’ and other providers’ awareness of our system and our products and on the willingness of patients, doctors and other providers to adopt them. These parties may not adopt our products unless they are able to determine, based on experience, clinical data, medical society recommendations and other analyses, that our products are safe, effective and, with respect to providers, cost-effective, on a stand-alone basis and relative to competitors’ products. Patients, doctors and other providers must believe that our products offer benefits over alternative treatment methods. Even if we are able to raise awareness, doctors and other providers tend to be slow in changing their medical treatment practices and may be hesitant to select our products for recommendation to their patients for a variety of reasons, including:

•	long-standing relationships with competing companies and distributors that sell other products;

•	competitive response and negative selling efforts from providers of alternative products;

•	lack of experience with our products and concerns that we are relatively new to market;

•	lack or perceived or lack of sufficient clinical evidence, including long-term data, supporting safety or clinical benefits;

•	time commitment and skill development that may be required to gain familiarity and proficiency with our products;

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patient confusion regarding the wide range of commercially available premium IOL offerings and their ability to deliver promised results at near, middle and far distances without reliance on spectacles;

•	patient reticence to select a premium IOL due to nonperformance and adverse side effects associated with competing products in the market;

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patient non-compliance with the RxSight system requirement to wear protective glasses following surgery until the LAL is locked to avoid UV exposure and an unintended change to the LAL, resulting in patient dissatisfaction with the results and possible need to remove the LAL; and

•	an inability to generate patient referral due to dissatisfaction with results obtained through treatment with our products, the out-of-pocket cost of treatments using our products or otherwise.

In order for doctors and other providers to use our RxSight system, they must make a significant up-front investment to purchase the LDD. This can result in a lengthy sales cycle and require extensive negotiations and management time. If we are unsuccessful in placing LDDs with providers, our sales may decrease, and our operating results may be harmed.

Doctors play a significant role in determining the course of a patient’s treatment, and, as a result, the type of treatment that will be utilized and provided to a patient. We focus our sales, marketing and education efforts primarily on doctors, and aim to educate referring doctors on the patient population that would benefit from our products. However, we cannot assure you that we will achieve broad market acceptance among doctors and other providers.

For example, some doctors and other providers may choose to utilize our RxSight system on only a subset of their total patient population or may not adopt our RxSight system at all. If we are not able to effectively demonstrate that the use of our RxSight system is beneficial in a broad range of patients, adoption of our product will be limited and may not occur as rapidly as we anticipate or at all, which would have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our products will achieve broad market acceptance among doctors and other providers. Additionally, even if our products achieve market acceptance, they may not maintain that market acceptance over time if competing products, procedures or technologies are considered safer or more cost-effective or otherwise superior. Any failure of our products to generate sufficient demand or to achieve meaningful market acceptance and penetration will harm our future prospects and have a material adverse effect on our business, financial condition and results of operations.

Our reputation among our current or potential customers, as well as among doctors and other providers, could also be negatively affected by safety or customer satisfaction issues involving us or our products, including product recalls. Future product recalls or other safety or customer satisfaction issues relating to our reputation could negatively affect our ability to establish or maintain broad adoption of our products, which would harm our future prospects and have a material adverse effect on our business, financial condition and results of operations.

Our RxSight system involves surgical risks and is contraindicated in certain patients, which may limit adoption.

Risks of using our products include those associated with cataract surgery and IOL implantation. There are also possible, but rare, complications due to the use of UV light from the LDD, including a temporary or long-lasting change to vision. We are aware of certain characteristics and features of our RxSight system that may prevent widespread market adoption, including the fact that doctors and other providers would need to adopt a new procedure, and training for doctors and other providers will be required to enable them to effectively operate our products.

We face significant competition, and if we are unable to compete effectively, we may not be able to achieve or maintain significant market penetration or improve our results of operations.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete with manufacturers and distributors of premium and conventional IOLs. Our most significant competitors in the IOL field include Alcon, Johnson & Johnson Vision, Bausch + Lomb, Hoya Corporation and Carl Zeiss AG. Many of our competitors are large, well-capitalized companies with significantly greater market share and resources than we have. Therefore, they can spend more on product development, marketing, sales and other product initiatives than we can. We also compete with smaller medical device companies that have a single product or a limited range of products. In addition, patients who receive an LAL will be required to wear UV protective spectacles until final lock-in which is approximately 4-5 weeks after surgery. They will also be required to return for an additional 2-3 clinic visits compared to traditional cataract surgery. The additional clinic visits are non-surgical but do require the patient eyes to be dilated. Due to these additional requirements, market acceptance of the LAL may be impacted. We believe the principal competitive factors in our markets include:

•	The quality of patient outcomes, oftentimes measured by visual acuity, and adverse event rates;

•	Patient experience, including patient recovery time and level of discomfort;

•	Acceptance by treating doctors and referral sources;

•	Doctor and other provider learning curves and willingness to adopt new technologies;

•	Ease-of-use and reliability;

•	Economic benefits and cost savings;

•	Strength of clinical evidence;

•	Effective distribution and marketing to surgeons and potential patients; and

•	Product price and qualification for coverage and reimbursement.

We compete primarily on the basis that our products are designed to enable more doctors and other providers to treat more patients more efficiently and effectively. Our continued success depends on our ability to:

•	continue to develop innovative, proprietary products that address significant clinical needs in a manner that is safe and effective for patients and easy-to-use for doctors and other providers;

•	obtain and maintain regulatory clearances or approvals;

•	demonstrate safety and effectiveness in our sponsored and third-party clinical trials;

•	expand our sales force across key markets to increase doctors’ and other providers’ awareness;

•	obtain and maintain coverage and adequate reimbursement for procedures using our products;

•	attract and retain skilled research, development, sales and clinical personnel;

•	cost-effectively manufacture, market and sell our products;

•	provide doctors and other providers with a sufficient return on investment as compared to alternative premium IOL procedures that justifies the upfront cost of our LDD; and

•	obtain, maintain, enforce and defend our intellectual property rights and operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others.

We can provide no assurance that we will be successful in developing new products or commercializing them in ways that achieve market acceptance. If we develop new products, sales of those products may reduce revenue generated from our existing products. Moreover, any significant delays in our product launches may significantly impede our ability to enter or compete in a given market and may reduce the sales that we are able to generate from these products. We may experience delays in any phase of a product development, including during research and development, clinical trials, regulatory review, manufacturing and marketing. Delays in product introductions could have a material adverse effect on our business, financial condition and results of operations.

In addition, many medical device companies are consolidating to create new companies with greater market power. As the medical device industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for our products. If we reduce our prices because of consolidation in the healthcare industry, our revenue may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

If our facilities become damaged or inoperable, or if we are required to vacate a facility, we may be unable to manufacture our products or we may experience delays in production or an increase in costs, which could adversely affect our results of operations.

We currently maintain our research and development, manufacturing and administrative operations in Aliso Viejo, California, and we do not have redundant facilities. Should our facility be significantly damaged or destroyed by natural or man-made disasters, such as earthquakes, fires (both of which are prevalent in California) or other events, it could take months to relocate or rebuild, during which time our employees may seek other positions, our research, development and manufacturing would cease or be delayed and our products may be unavailable. Because of the time required to authorize manufacturing in a new facility under federal, state and non-U.S. regulatory requirements, we may not be able to resume production on a timely basis even if we are able to replace production capacity. While we maintain property and business interruption insurance, such insurance has limits and would not cover all damages, including losses caused by earthquakes or losses we may suffer due to our products being replaced by competitors’ products. The inability to perform our research, development and manufacturing activities if our facilities become inoperable, combined with our limited inventory of materials and components and manufactured products, may cause doctors and other providers to discontinue using our products or harm our reputation, and we may be unable to re-establish relationships with such doctors and other providers in the future. Consequently, a catastrophic event at our current facility or any future facilities could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the current leases on our three facilities expire at the end of September 30, 2029 (including a five year option to extend), January 31, 2041 (including three-five year options to extend) and March 31, 2033 (including two extensions to extend for 5 years each), and we may be unable to renew our leases or find a new facility on commercially reasonable terms, or at all. If we were unable or unwilling to renew at the proposed rates, relocating our manufacturing facility would involve significant expense in connection with the movement and installation of key manufacturing equipment and any necessary recertification with regulatory bodies, and we cannot assure you that such a move would not delay or otherwise adversely affect our manufacturing activities or operating results. If our manufacturing capabilities were impaired by any such move, we may not be able to manufacture and ship our products in a timely manner, which would adversely impact our business.

Technological change may adversely affect sales of our products and may cause our products to become obsolete.

The medical device market is characterized by extensive research and development and rapid technological change. There can be no assurance that other companies, including current competitors or new entrants, will not succeed in developing or marketing products that are more effective than our products or that would render our products obsolete or noncompetitive. Additionally, new surgical procedures, medications and other therapies could be developed that replace or reduce the importance of our products. If we are unable to innovate successfully, our products could become obsolete and our revenue would decline as our customers purchase our competitors’ products. Our failure to develop new products, applications or features could result from insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills, a lack of other research and development resources or other constraints. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our current or future competitors could have a material adverse effect on our business, financial condition and results of operations.

We have limited data and experience regarding the safety and efficacy of our RxSight system. Results of earlier studies may not be predictive of future clinical trial results, and planned studies may not establish an adequate safety or efficacy profile for our RxSight system and other planned or future products, which would affect market acceptance of our RxSight system.

Because our RxSight system technology is a relatively new treatment to optimize vision after cataract surgery, we have performed clinical trials only with limited patient populations. The long-term effects of using our products in a large number of patients have not been studied and the results of short-term clinical use of such products do not necessarily predict long-term clinical benefits or reveal long-term adverse effects. The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Our interpretation of data and results from our clinical trials do not ensure that we will achieve similar results in future clinical trials in other patient populations. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials and subsequently failed to obtain marketing approval. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials.

If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, our business may be harmed.

Clinical development is a long, expensive and uncertain process and is subject to delays and the risk that products may ultimately prove unsafe or ineffective in treating the indications for which they are designed. We are currently engaged in post-market clinical trials of our RxSight system. Completion of clinical trials may take several years or more. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching an agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board approval at each site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials. We cannot provide any assurance that we will successfully, or in a timely manner, enroll our clinical trials, that our clinical trials will meet their primary endpoints or that such trials or their results will be accepted by the FDA or foreign regulatory authorities.

We may experience numerous unforeseen events during, or because of, the clinical trial process that could delay or prevent us from receiving regulatory clearance or approval for new products or modifications of existing products, including new indications for existing products, including:

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successful and timely completion of nonclinical studies or clinical development of our products, as well as the associated costs, including any unforeseen costs we may incur as a result of clinical trial delays due to the COVID-19 pandemic or other causes;

•	enrollment in our clinical trials may be slower than we anticipate, or we may experience high screen failure rates in our clinical trials, resulting in significant delays;

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our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing which may be expensive and time-consuming;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory authorities;

•	the FDA or similar foreign regulatory authorities may find that one or more of our products is not sufficiently safe for investigational use in humans;

•	the FDA or similar foreign regulatory authorities may interpret data from preclinical testing and clinical trials in different ways than we do;

•	there may be delays or failure in obtaining approval of our clinical trial protocols from the FDA or other regulatory authorities;

•	there may be delays in obtaining institutional review board approvals or governmental approvals to conduct clinical trials at prospective sites;

•	the FDA or similar foreign regulatory authorities may find our or our suppliers’ manufacturing processes or facilities unsatisfactory;

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the FDA or similar foreign regulatory authorities may change their review policies or adopt new regulations that may negatively affect or delay our ability to bring a product to market or receive approvals or clearances to treat new indications;

•	we may have trouble in managing multiple clinical sites;

•	we may have trouble finding patients to enroll in our trials;

•	we may experience delays in agreeing on acceptable terms with third-party research organizations and trial sites that may help us conduct the clinical trials; and

•	we, or regulators, may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks.

Failures or perceived failures in our clinical trials will delay and may prevent our product development and regulatory approval process, damage our business prospects and negatively affect our reputation and competitive position.

Unauthorized third parties may seek to access our devices or other products and services, or related devices, products, and services, and modify or use them in a way inconsistent with our FDA clearances and approvals, which may create risks to users.

Medical devices are increasingly connected to the internet, hospital networks, and other medical devices to provide features that improve healthcare and increase the ability of healthcare providers to treat patients and patients to manage their conditions. While currently bidirectional connectivity and interoperability of our RxSight system with other devices, local networks and the internet is not enabled, this may change in the future. Enablement of such features may increase cybersecurity risks and the risks of unauthorized access and use by third parties. For example, unauthorized third parties may seek to access our devices or other products and services, or related devices, products, and services, and modify or use them in a way inconsistent with our FDA clearances and approvals, which may create risks to users and potential exposure to the company.

We may expend our limited resources to pursue a particular product or indication and fail to capitalize on products or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific products and indications. As a result, we may forgo or delay pursuit of other opportunities with others that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for specific indications or enhancements may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular potential product, we may relinquish valuable rights to that potential product through future collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such potential product.

We may not be able to develop, license or acquire new products, enhance the capabilities of our existing products to keep pace with rapidly changing technology and customer requirements or successfully manage the transition to new product offerings, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to develop, license or acquire and commercialize additional products and to develop new applications for our technologies in existing and new markets, while improving the performance and cost-effectiveness of our existing products, in each case in ways that address current and anticipated customer requirements. We intend to develop and commercialize additional products through our research and development program and by licensing or acquiring additional products and technologies from third parties. Our success is dependent upon several factors, including functionality, competitive pricing, ease of use, the safety and efficacy of our products and our ability to identify, select and acquire the rights to products and technologies on terms that are acceptable to us.

The medical device industry is characterized by rapid technological change and innovation. New technologies, techniques or products could emerge that might offer better combinations of price and performance or better address customer requirements as compared to our current or future products. Competitors, who may have greater financial, marketing and sales resources than we do, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Any new product we identify for internal development, licensing or acquisition may require additional development efforts prior to commercial sale, including extensive clinical testing and approval or clearance by the FDA and applicable foreign regulatory authorities. Due to the significant lead time and complexity involved in bringing a new product to market, we are required to make a number of assumptions and estimates regarding the commercial feasibility of a new product. These assumptions and estimates may prove incorrect, resulting in our introduction of a product that is not competitive at the time of launch. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies. Our ability to mitigate downward pressure on our selling prices will be dependent upon our ability to maintain or increase the value we offer to doctors and other providers as well as payors. All new products are prone to the risks of failure inherent in medical device product development, including the possibility that the product will not be shown to be sufficiently safe and effective for approval or clearance by regulatory authorities. In addition, we cannot assure you that any such products that are approved or cleared will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace. The expenses or losses associated with unsuccessful product development or launch activities, or a lack of market acceptance of our new products, could adversely affect our business, financial condition and results of operations.

Our ability to attract new customer accounts depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products. The success of any enhancement to our products depends on several factors, including adoption and continued use by doctors and other providers, competitive pricing and overall market acceptance. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop, license or acquire new products, enhance our existing products to meet customer requirements or otherwise gain market acceptance, our business, financial condition and results of operations would be harmed.

The typical development cycle of new medical device products can be lengthy and complicated and may require complex technology and engineering. Such developments may involve external suppliers and service providers, making the management of development projects complex and subject to risks and uncertainties regarding timing, timely delivery of required components or services and satisfactory technical performance of such components or assembled products. If we do not achieve the required technical specifications or successfully manage new product development processes, or if development work is not performed according to schedule, then such new technologies or products may be adversely impacted, and our business and operating results may be harmed.

If we fail to identify, acquire and develop other products, we may be unable to grow our business.

As a significant part of our growth strategy, we intend to develop and commercialize additional products through our research and development program or by licensing or acquiring additional products and technologies from third parties. The success of this strategy depends upon our ability to identify, select and acquire the right to products and technologies on terms that are acceptable to us.

Any product we identify, license or acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval or clearance by the FDA and applicable foreign regulatory authorities. All products are prone to the risks of failure inherent in medical device product development, including the possibility that the product will not be shown to be sufficiently safe and effective for approval or clearance by regulatory authorities. In addition, we cannot assure you that any such products that are approved or cleared will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace.

Proposing, negotiating and implementing an economically viable product or technology acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition or license of approved or cleared products. We may not be able to acquire or license the rights to additional approved or cleared products on terms that we find acceptable, or at all.

If we are unable to develop suitable potential products through internal research programs or by obtaining rights from third parties, it could have a material adverse effect on our business, financial condition and results of operations.

We may acquire other companies or technologies, which could fail to result in a commercial product or increased revenue, divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

Although we currently have no agreements or commitments to complete any such transactions, we may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities or otherwise offer growth opportunities. However, we cannot assure you that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.

To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate any acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Coverage and adequate reimbursement and/or the ability of patients to pay for the difference between the price charged by practices and the reimbursement amount may not be available for our products in sufficient markets, which could diminish our sales or affect our ability to sell our products.

In both U.S. and non-U.S. markets, our ability to successfully commercialize and achieve market acceptance of our products depends, in significant part, on the availability of adequate financial renumeration to doctor practices and surgical centers. This renumeration can come from a combination of sources, including third-party payors, (such as governmental payors like Medicare and Medicaid programs in the United States, managed care organizations and private health insurers). Third-party payors decide which treatments they will cover and establish reimbursement rates for those treatments. They also can preclude patients from paying extra to receive additional services, such as those associated with placement of premium IOLs. Our products are purchased by doctors and other providers who will then seek reimbursement from third-party payors and patients for the procedures performed using our products. Reimbursement systems and patient billing rules in international markets vary significantly by country and by region within some countries, and reimbursement and/or non-reimbursement approvals must be obtained on a country-by-country basis. In certain international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Furthermore, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures, as well as the ability to charge patients directly for non-reimbursed devices and procedures. In most markets there are private insurance systems as well as government-managed systems.

While third-party payors currently cover and provide reimbursement for a portion of the cost of the procedures performed using our currently cleared or approved products, we can give no assurance that these third-party payors will continue to provide coverage and adequate reimbursement or permit patient payment for the non-reimbursed portion, to permit doctors and other providers to offer procedures using our products to patients requiring treatment. If sufficient coverage and reimbursement or flexibility to enable patient payment is not available for the procedures performed using our products, in either the United States or any international markets we enter, the demand for our products and our revenue will be adversely affected.

Furthermore, although we believe there is potential to improve on the current reimbursement profile for our products in the future, the overall amount of reimbursement available for products and procedures intended to treat cataract and refractive conditions of the eye could remain at current levels or decrease in the future. Failure by doctors and other providers to obtain and maintain coverage and adequate reimbursement a well as patient charges for the procedures performed using our products would materially adversely affect our business, financial condition and results of operations.

Third-party payors are also increasingly examining the cost effectiveness of products, in addition to their safety and efficacy, when making coverage and payment decisions. Third-party payors have also instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require demonstrated superiority, on the basis of randomized clinical trials, or pre-approval of coverage, for new or innovative devices or procedures before they will reimburse healthcare providers who use such devices or procedures. Additionally, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. It is uncertain whether our current products or any planned or future products will be viewed (or continue to be viewed) as sufficiently cost effective to warrant coverage and adequate reimbursement levels for procedures using such products in any given jurisdiction.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our products. The expense and potential unavailability of insurance coverage for liabilities resulting from our products could harm us and our ability to sell our products.

We face an inherent risk of product liability as a result of the marketing and sale of our products. For example, we may be sued if our products cause or are perceived to cause injury or are found to be otherwise unsuitable during manufacturing, marketing or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In addition, we may be subject to claims against us even if the apparent injury is due to the actions of others or the pre-existing health of the patient. For example, we rely on doctors and other providers in connection with the use of our products on patients. If these doctors and other providers are not properly trained or are negligent, the capabilities of our products may be diminished, or the patient may suffer critical injury. We may also be subject to claims that are caused by the activities of our suppliers, such as those who provide us with components and sub-assemblies.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt commercialization of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources; and

•	the inability to market and sell our products.

We believe we have adequate product liability insurance, but it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of products we develop. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts, which would have a material adverse effect on our business, financial condition and results of operations. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry, significantly increase our expenses and reduce product sales.

Some of our customers and prospective customers may also have difficulty in procuring or maintaining liability insurance to cover their operations and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing our products due to the cost or inability to procure insurance coverage.

We intend to expand sales of our products internationally in the future, but we may experience difficulties in obtaining regulatory clearance or approval or in successfully marketing our products internationally even if approved. A variety of risks associated with marketing our products internationally could materially adversely affect our business.

Sales of our products outside of the United States would be subject to foreign regulatory requirements governing clinical trials and marketing approval. We will incur substantial expenses in connection with our international expansion. Additional risks related to operating in foreign countries include:

•	differing regulatory requirements and reimbursement regimes in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the U.S. Foreign Corrupt Practices Act (FCPA) or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations in international markets, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, there can be no guarantee that we will receive approval to sell our products in the international markets we target, nor can there be any guarantee that any sales would result even if such approval is received. Even if the FDA grants marketing approval for a product, comparable regulatory authorities of foreign countries must also approve the manufacturing or marketing of the product in those countries. Approval in the United States, or in any other jurisdiction, does not ensure approval in other jurisdictions. Obtaining foreign approvals could result in significant delays, difficulties and costs for us and require additional trials and additional expenses. Regulatory requirements can vary widely from country to country and could delay the introduction of our products in those countries. Clinical trials conducted in one country may not be accepted by other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. If we fail to comply with these regulatory requirements or to obtain and maintain required approvals, our target market will be reduced and our ability to generate revenue will be diminished. Our inability to successfully enter all our desired international markets and manage business on a global scale could negatively affect our business, financial results and results of operations.

We may not be able to achieve or maintain satisfactory pricing and margins for our products.

Manufacturers of medical devices have a history of price competition, and we can give no assurance that we will be able to achieve satisfactory prices for our products or maintain prices at the levels we have historically achieved. Any decline in the amount that payors reimburse doctors or other providers performing cataract procedures, or any reduction in the flexibility to charge patients for non-reimbursed procedures could make it difficult for us to convince our customers to make the up-front investment in our LDD and could create additional pricing pressure with respect to the patient’s decision to pay the additional cost associated with our LALs and potentially a reduction in the number of procedures performed using the RxSight system and corresponding sales of LDDs, LALs, accessories and services. If we are forced to lower the price we charge for our products, our revenue and gross margins will decrease, which will adversely affect our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode. We will continue to be subject to significant pricing pressure, which could harm our business, financial condition and results of operations.

The sizes of the markets for our current and future products have not been established with precision and may be smaller than we estimate.

Our estimates of the annual total addressable markets for our current products and products under development are based on a number of internal and third-party estimates, including, without limitation, the number of patients who have undergone cataract surgery, and the assumed prices at which we can sell our RxSight system. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. In addition, our estimates of the sizes of the cataract surgery patient population include patients who are might never be likely candidates for treatment with our products. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect. If the actual number of patients who would benefit from our products, the price at which we can sell future products, or the annual total addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

Changes in public health insurance coverage and government reimbursement rates for our products could affect the adoption of our products and our future revenue.

The federal government is considering ways to change, and has changed, the manner in which healthcare services are paid for in the United States. Individual states may also enact legislation that impacts Medicaid payments to doctors and other providers. In addition, Centers for Medicare & Medicaid Services (CMS) establishes Medicare payment levels for doctors and other providers on an annual basis, which can increase or decrease payment to such entities. Internationally, medical reimbursement systems vary significantly from country to country, with some countries limiting medical centers’ spending through fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third-party reimbursement. In addition, the ability to charge patients directly for premium IOLs and associated services also varies widely across different countries and could become more restricted. Even if we succeed in bringing our products to market internationally, uncertainties regarding future healthcare policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at acceptable prices.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations, including our revenue, profitability and cash flow, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly and annual results may decrease the value of our common stock. Because our quarterly results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of our business and should only be relied upon as one factor in determining how our business is performing.

We expect to significantly expand our organization, including expanding our sales and marketing capability and creating additional infrastructure to support our operations as a public company, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of sales and marketing and finance and accounting. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and our limited experience in managing such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert or stretch our management and business development resources in a way that we may not anticipate. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.

While we have not yet experienced significant seasonality in our results, it is not uncommon in our industry to experience seasonally weaker revenue during the summer months and end-of-year holiday season. We may be affected by other seasonal trends in the future, including severe weather (which can impact the number of elective procedures performed), particularly as our business matures. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics and make forecasting our future operating results and financial metrics more difficult.

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had federal net operating loss carryforwards (NOLs) of approximately $230 million, which will begin to expire in various years ranging from 2021 to 2037 Our NOLs could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. Under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net NOLs in tax years beginning after December 31, 2020 is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act, as modified by the CARES Act. Additionally, California recently enacted legislation limiting our ability to use our state NOLs for taxable years 2020, 2021, and 2022.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (Code), if a corporation undergoes an “ownership change” (generally defined as a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change income and taxes may be limited. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past, and we may experience an ownership change as a result of this offering or in the future as a result of subsequent shifts in our stock ownership, some of which are outside our control. We have not conducted any studies to determine annual limitations, if any, that could result from such changes in our stock ownership. Our ability to utilize those NOLs could be limited by an “ownership change” as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes, which could have a material adverse effect on our cash flows and results of operations.

Risks related to intellectual property

If we are unable to obtain, maintain, protect and enforce patent and other intellectual property protection for our technology and products, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

Our success depends in large part on our ability to obtain, maintain, protect and enforce patent and other intellectual property protection in the United States and other countries with respect to our products and technology we develop. If we fail to obtain, maintain, protect and enforce our intellectual property, third parties may be able to compete more effectively against us, we may lose our technological or competitive advantage, or we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

We seek to protect our position by in-licensing intellectual property relating to our products and filing patent applications in the United States and abroad related to our technologies and products that are important to our business. We also rely on a combination of contractual provisions, confidentiality procedures and copyright, trademark, trade secret and other intellectual property rights to protect the proprietary aspects of our brands, products, technologies and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on obtaining and maintaining patents, copyrights, trademarks, trade secrets, data and know-how and other intellectual property rights.

We may not be able to obtain and maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage. For example, our trade secrets, data and know-how could be subject to unauthorized use, misappropriation or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, contractors, clients and other vendors who have access to such information, and could otherwise become known or be independently discovered by third parties. In addition, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our intellectual property at all. Despite our efforts to protect our intellectual property, unauthorized parties may be able to obtain and use information that we regard as proprietary.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our owned and in-licensed issued patents may be challenged in courts or patent offices in the United States and abroad.

For example, we may be subject to a third-party submission of prior art to the USPTO challenging the validity of one or more claims of our owned or in-licensed issued patents. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of our owned or in-licensed pending patent applications.

It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, consultants, contractors, collaborators, vendors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. We may not be able to obtain or maintain patent applications and issued patents due to the subject matter claimed in such patent applications and issued patents being in disclosures in the public domain, and we may not be able to prevent any third party from using any of our technology that is in the public domain to compete with our technologies. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or in-licensed issued patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to make or the first to file for patent protection of such inventions, our owned or in-licensed patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable.

The patent position of medical device companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and in-licensed patents. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

Moreover, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold, or in-license may be challenged, narrowed or invalidated by third parties. Additionally, our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Third parties may also have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed, in which case, our competitors and other third parties may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Given that patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our products. Competitors may also contest our patents, if issued, by showing the U.S. Patent and Trademark Office, or USPTO, or the applicable other foreign patent agency that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

In addition, given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.

Our other intellectual property, including our trademarks, could also be challenged, invalidated, infringed and circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing on other marks, in which case we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion.

We may in the future also be subject to claims by our former employees, consultants or contractors asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants, contractors and any other partners or collaborators who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

Failure to obtain and maintain patents, trademarks and other intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our patents, trademarks, data, technology and other intellectual property, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, this could arise if the research resulting in certain of our owned or in-licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

Moreover, a portion of our intellectual property has been acquired from one or more third parties. While we have conducted diligence with respect to such acquisitions, because we did not participate in the development or prosecution of much of the acquired intellectual property, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances that could limit our ability to enforce such intellectual property rights .

Patent terms may be inadequate to protect our competitive position on technology for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest claimed U.S. non-provisional or Patent Cooperation Treaty application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired for a product, we may be open to competition. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours for a meaningful amount of time, or at all.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patents and patent applications are due to be paid to the USPTO and other foreign patent agencies in several stages over the lifetime of such issued patents and patent applications. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. We are dependent on our licensors to take the necessary action to comply with these requirements with respect to certain of our in-licensed intellectual property, and if we or any of our current or future licensors fail to maintain the patents and patent applications covering our RxSight system or any future products, our competitors may be able to enter the market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

Our future reliance on third parties may require us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we expect to rely on a third party to manufacture our RxSight system, and any future products, and we expect to collaborate with third parties on the continuing development of our RxSight system, and any future products, we must, at times, share trade secrets with them. We also expect to conduct R&D programs that may require us to share trade secrets under the terms of our partnerships or agreements with CROs. We seek to protect our proprietary technology in part by entering into agreements containing confidentiality and use restrictions and obligations with our advisors, employees, contractors, CMOs, CROs, other service providers and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors CMOs, CROs, other service providers and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at or engaged by other medical device, biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors. Litigation may be necessary to defend against these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. In addition, we may lose personnel as a result of such claims. Any such litigation, or the threat thereof, may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers.

In addition, we or our licensors may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our owned or in-licensed issued patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technology. Such challenges may also result in our inability to develop, manufacture or commercialize our technology without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or in-licensed issued patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market our products.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications, copyrights, or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, copyrights, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents, copyrights, or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use product names. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. We may face patent infringement claims from non-practicing entities that have no relevant product revenue and against whom our owned or in-licensed patent portfolio may therefore have no deterrent effect. We may in the future become party to adversarial proceedings or litigation where our competitors or other third parties may assert claims against us, alleging that our products or services infringe, misappropriate or otherwise violate their intellectual property rights, including patents and trade secrets. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party’s patent or trademark or of misappropriating a third party’s trade secret, or any indemnification granted by such vendors may not be sufficient to address any liability and costs we incur as a result of such claims. Additionally, we may be obligated to indemnify our customers or business partners in connection with litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources.

Even if we believe third party’s intellectual property claims are without merit, there is no assurance that a court would find in our favor, including on questions of infringement, validity, enforceability or priority of patents. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any products or technology we may develop, and any other products or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

Further, if patents, trademarks, copyrights, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from developing, manufacturing, marketing or selling our products, or result in obligations to pay license fees, damages, attorney fees and court costs, which could be significant. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties.

Although patent, copyright, trademark, trade secret and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. In addition, if any license we obtain is non-exclusive, we may not be able to prevent our competitors and other third parties from using the intellectual property or technology covered by such license to compete with us. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office, or USPTO, may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, inter partes review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition and results of operations.

Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful. Competitors may infringe our issued patents or other intellectual property, which we may not always be able to detect. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise challenges to the validity of certain of our owned or in-licensed patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). In any such lawsuit or other proceedings, a court or other administrative body may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products or products that we may develop. If our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation or other proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Any of these events could materially and adversely affect our business, financial condition and results of operations.

Even if resolved in our favor, litigation or other proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Uncertainties resulting from the initiation and continuation of patent and other intellectual property litigation or other proceedings could have a material adverse effect on our business, financial condition and results of operations.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing, misappropriating or otherwise violating our owned or in-licensed patents, any patents that may be issued as a result of our future patent applications, or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Our rights to develop and commercialize our products are subject, in part, to the terms and conditions of licenses granted to us by others.

We rely, in part, upon licenses to certain patent rights, proprietary technology and other intellectual property from third parties that are important or necessary to the development of our products and technology. Further development and commercialization of our current products, and development of any future products, may require us to enter into additional license or collaboration agreements. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses.

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. Additionally, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. This could materially and adversely affect our business, financial condition and results of operations.

The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. In spite of our best efforts, our licensors might also conclude that we have materially breached our license agreements and terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products. Any of these events could materially and adversely affect our business, financial condition and results of operations.

In the future, we may enter agreements involving licenses or collaborations that provide for access or sharing of intellectual property. If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our current and future products.

We currently, and in the future may continue to, license from third parties certain intellectual property relating to our current and future products. In the event we do so, we may have certain obligations to such licensors. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture, and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology.

Disputes may arise between us and our future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patents and other rights to third parties;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products, and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by any of our future licensors and us and our partners.

If disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected products, which would have a material adverse effect on our business.

In addition, certain of our future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities. For example, we may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent in order for an assignment or transfer to take place.

Further, we or our future licensors, if any, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our future licensors fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our future licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

In addition, even where we have the right to control patent prosecution of patents and patent applications under future license from third parties, we may still be adversely affected or prejudiced by actions or inactions of our predecessors or licensors and their counsel that took place prior to us assuming control over patent prosecution.

Our technology acquired or licensed in the future from various third parties may be subject to retained rights. Our predecessors or licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our predecessors or future licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

If we are limited in our ability to utilize acquired or future licensed technologies, or if we lose our rights to critical future in-licensed technology, we may be unable to successfully develop, out-license, market and sell our products, which could prevent or delay new product introductions. Our business strategy depends on the successful development of acquired technologies, and possibly in the future licensed technology, into commercial products. Therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license or market and sell our products.

We may not be successful in obtaining necessary rights to any products we may develop through acquisitions and in-licenses.

We may need to obtain additional licenses from our existing licensors or otherwise acquire or in-license any intellectual property rights from third parties that we identify as necessary for our products. It is possible that we may be unable to obtain any additional licenses or acquire such intellectual property rights at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. In that event, we may be required to expend significant time and resources to redesign our technology, products, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially and adversely affect our business, financial condition and results of operations.

Any collaboration or partnership arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

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collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current and future products;

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a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

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disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former consultants, contractors or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our products. Furthermore, individuals executing invention assignment agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Any such events could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties or those to whom they communicate such trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. The United States has enacted and implemented wide-ranging patent reform legislation. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. We cannot predict how decisions or actions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Depending on actions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting, and defending patents covering our RxSight system, and any of our future products throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In some cases, we or our licensors may not be able to obtain patent protection for certain technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our or our licensors’ inventions in all countries outside the United States, even in jurisdictions where we or our licensors do pursue patent protection, or from selling or importing products made using our or our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we or our licensors have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may have or obtain patent protection, but where patent enforcement is not as strong as that in the United States. These unauthorized products may compete with our products in such jurisdictions and take away our market share where we do not have any issued or in-licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in enforcing and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our or our licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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others may be able to make a product that is similar to our current products and future products we intend to commercialize and that is not covered by the patents that we own or exclusively in-license and have the right to enforce;

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we and any of our current or future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own, license or may own or license in the future;

•	we or any of our current or future licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

•	it is possible that our current or future owned or in-licensed patent applications will not lead to issued patents;

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issued patents that we own or in-license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Our future use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and subject us to possible litigation.

We intend to incorporate open source software in future products or technologies licensed, developed and/or distributed by us. Open source software is generally licensed by its authors or other third parties under open source licenses. Some open source licenses contain requirements that we disclose source code for modifications we make to the open source software and that we license such modifications to third parties at no cost. In some circumstances, distribution of our software in connection with open source software could require that we disclose and license some or all of our proprietary source code in that software, as well as distribute our products that use particular open source software at no cost to the user. We intend to monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code; however, there can be no assurance that such efforts will be successful. Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our products. In addition, if we combine our proprietary software with open source software in certain ways, under some open source licenses, we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and otherwise adversely affect our business. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition and results of operations.

If our trademarks, service marks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names to distinguish our products from the products of our competitors and have registered or applied to register these trademarks. We cannot assure you that our trademark and service mark applications will be approved. During trademark and service mark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark and service mark applications and to seek to cancel registered trademarks and service marks. Opposition or cancellation proceedings may be filed against our trademarks and service marks, and our trademarks and service marks may not survive such proceedings. In the event that our trademarks and service marks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. At times, competitors may adopt trade names, trademarks or service marks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. As a means to enforce our trademark and service mark rights and prevent infringement and other violations, we may be required to file claims against third parties or initiate opposition proceedings. This can be expensive and time-consuming. In addition, there could be potential trademark or service mark infringement claims brought by owners of other registered trademarks, service marks, or trademarks or service marks that incorporate variations of our registered or unregistered trademarks or service marks. Certain of our current or future trademarks or service marks may become so well known by the public that their use becomes generic and they lose trademark or service mark protection. Over the long term, if we are unable to establish name recognition based on our trademarks, service marks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

Risks related to government regulation

If we fail to obtain and maintain necessary regulatory clearances or approvals for our products, or if clearances or approvals for future products and indications are delayed or not issued, our commercial operations would be harmed.

Our products are subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries where we may choose to do business. Government regulations specific to medical devices are wide ranging and govern, among other things:

•	product design, development and manufacture;

•	laboratory, preclinical and clinical testing, labeling, packaging, storage and distribution;

•	premarketing clearance or approval;

•	record keeping;

•	product safety and effective;

•	product changes;

•	product marketing, promotion and advertising, sales and distribution; and

•	post marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals.

Before a new medical device, or a new intended use for an existing product, can be marketed in the United States, a company must first submit and receive either 510(k) clearance pursuant to Section 510(k) of the Food, Drug and Cosmetic Act, or the FDCA, or approval of a premarket approval, or PMA, application from the FDA, unless an exemption applies.

In many cases, the process of obtaining PMA approval is much more rigorous, costly, lengthy and uncertain than the 510(k) clearance process. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, in order to clear the proposed device for marketing. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based on extensive data, including technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices for which the 510(k) process cannot be used and that are deemed to pose the greatest risk. Modifications to products that are approved through a PMA application generally need prior FDA approval of a PMA supplement. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k), or such modification may put the device into class III and require PMA approval. The FDA’s 510(k) clearance process usually takes from three to 12 months but may last longer. The process of obtaining a PMA generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. Any delay or failure to obtain necessary regulatory approvals or clearances would have a material adverse effect on our business, financial condition and results of operations.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

•

the disagreement of the FDA or the applicable foreign regulatory body with the design, conduct or implementation of our clinical trials or the analyses or interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•

an advisory committee, if convened by the applicable regulatory authority, may recommend against approval of our application or may recommend that the applicable regulatory authority require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the respective regulatory authority may still not approve the product;

•	the applicable regulatory authority may identify significant deficiencies in our manufacturing processes, facilities or analytical methods or those of our third-party contract manufacturers;

•

the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval; and

•	the FDA or foreign regulatory authorities may audit our clinical trial data and conclude that the data is not sufficiently reliable to support approval or clearance.

Similarly, regulators may determine that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. Moreover, the FDA and European Union regulatory authorities strictly regulate the labeling, promotion and advertising of medical devices, including comparative and superiority claims vis a vis competitors’ products, that may be made about products.

As a condition of approving a PMA application, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. Failure to conduct the post-approval study in compliance with applicable regulations or to timely complete required post-approval studies or comply with other post-approval requirements could result in withdrawal of approval of the PMA, which would harm our business.

In addition, we are required to timely file various reports with the FDA, including Medical Device Reporting, or MDR, that requires that we report to the regulatory authorities if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business.

If we initiate a correction or removal action for our products to reduce a significant risk to health posed by our products, we would be required to submit a publicly available correction and removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our products. Furthermore, the submission of these reports could be used by competitors against us and cause doctors and other providers to delay or cancel procedures, which could harm our reputation.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising, promotion and labeling of our products to ensure that the claims we make are consistent with our regulatory clearances and approvals, that there is adequate and reasonable scientific data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including adverse publicity and warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recalls, termination of distribution, administrative detention or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	denial of our requests for 510(k) clearance or PMA of new products, new intended uses or modifications to existing products;

•	withdrawal of 510(k) clearance or PMAs that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business and financial condition could be harmed. In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our products. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, financial condition and results of operations.

Our products and operations are subject to extensive government regulation and oversight in the United States.

Medical devices regulated by the FDA are subject to “general controls” which include: registration with the FDA; listing commercially distributed products with the FDA; complying with all applicable requirements under the QSR; filing reports with the FDA of and keeping records relative to certain types of adverse events associated with devices under the medical device reporting regulation; assuring that device labeling complies with device labeling requirements; reporting certain device field removals and corrections to the FDA; and obtaining pre-market notification 510(k) clearance for devices prior to marketing. Some devices known as “510(k)-exempt” devices can be marketed without prior marketing-clearance or approval from the FDA. In addition to the “general controls,” some Class II medical devices are also subject to “special controls,” including adherence to a particular guidance document and compliance with the performance standard. Instead of obtaining 510(k) clearance, most Class III devices are subject to PMA.

Although our products have received regulatory approval or clearance from FDA in the United States for a particular patient population, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, effectiveness and other post-market information, including both federal and state requirements in the United States and requirements of comparable non-U.S. regulatory authorities in any international markets we choose to enter.

Any regulatory clearances or approvals that we have received for our products will be subject to limitations on the cleared or approved indicated uses for which the product may be marketed and promoted, will be subject to the conditions of approval, or will contain requirements for potentially costly post-marketing testing. We are required to report certain adverse events and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing product safety issues could result in increased costs to assure compliance. The FDA and other agencies, including the DOJ, closely regulate and monitor the post-clearance or approval marketing and promotion of products to ensure that they are marketed and distributed only for the cleared or approved indications and in accordance with the provisions of the cleared or approved labeling. We have to comply with requirements concerning advertising and promotion for our products.

Promotional communications with respect to devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the products’ cleared or approved labeling. As such, we may not promote our products for indications or uses for which they do not have clearance or approval. We received a PMA for the LAL and LDD, which is indicated for the reduction of residual astigmatism to improve uncorrected visual acuity after removal of the cataractous natural lens by phacoemulsification and implantation of the intraocular lens in the capsular bag, in adult patients with pre-existing corneal astigmatism of ≥ 0.75 diopters and without pre-existing macular disease. We also received a 510(k) clearance for our contact lens, which is indicated for visualization and treatment in the anterior segment of the eye. We train our marketing and sales force against promoting our products for uses outside of the cleared or approved indications for use, known as “off-label uses.” However, doctors and other providers may use our products for off-label purposes and are allowed to do so when in the doctor’s or other provider’s independent professional medical judgement he or she deems it appropriate. If the FDA determines that our promotional materials or training constitute promotion of an off-label or other improper use, or that our internal policies and procedures are inadequate to prevent such off-label uses, it could subject us to regulatory or enforcement actions as discussed below.

In addition, we cannot make comparative claims regarding the use of our products against any alternative treatments without conducting head-to-head comparative clinical studies, which would be expensive and time-consuming. If the FDA determines that our promotional, reimbursement or training materials for sales representatives or doctors and other providers constitute promotion of an off-label use, the FDA could request that we modify our training, promotional or reimbursement materials and/or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, disgorgement of profits, significant penalties, including civil fines and criminal penalties. Other federal, state or foreign governmental authorities also might take action if they consider our promotion, reimbursement or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Although we train our sales force not to promote our products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared or approved for use, the FDA or another regulatory agency could conclude that we have engaged in off-label promotion. For example, the government may take the position that off-label promotion resulted in inappropriate reimbursement for an off-label use in violation of the federal civil False Claims Act for which it might impose significant civil fines and even pursue criminal action. In those possible events, our reputation could be damaged, and adoption of the products would be impaired.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with our facility where the product is manufactured or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market.

If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	subject our facility to an adverse inspectional finding or Form 483, or other compliance or enforcement notice, communication or correspondence;

•	issue warning or untitled letters that would result in adverse publicity or may require corrective advertising;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory clearances or approvals;

•	refuse to clear or approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our sub-assembly suppliers’ facilities;

•	seize or detain products; or

•	require a product recall.

In addition, violations of the FDCA, relating to the promotion of approved products may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would have a material adverse effect on our business, financial condition and results of operations.

Material modifications to our products may require new 510(k) clearances or pre-market approvals or may require us to recall or cease marketing our products until clearances or approvals are obtained.

Modifications that could significantly affect the safety and effectiveness of our approved or cleared products, such as changes to the intended use or technological characteristics of our products, will require new 510(k) clearances or PMAs or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplemental approval or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that could significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a PMA. We may not be able to obtain the required 510(k) clearances or PMAs, or PMA supplements, or similar marketing authorization in applicable foreign jurisdictions, for new products or for modifications to, or additional indications for, our products in a timely fashion, or at all. Delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to our products in the past and expect to make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA or a comparable foreign regulatory authority disagrees and requires new clearances or approvals for these modifications, we may be required to recall and to stop selling or marketing such products as modified, which could harm our operating results and require us to redesign such products. In these circumstances, we may be subject to significant enforcement actions.

Obtaining and maintaining regulatory approval of our current and future products in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our current and future products in other jurisdictions. The FDA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Obtaining and maintaining regulatory approvals or clearances of our current and future products in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval or clearance of a current or future product, comparable regulatory authorities in foreign jurisdictions must also approve or clear the manufacturing, marketing and promotion and reimbursement of a current or future product in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

The RxSight system has a CE Mark for improving uncorrected visual acuity by adjusting the LAL power to correct residual postoperative refractive error, including for -2.0 to + 2.0 diopters of sphere and -3.0 to -0.50 diopters of cylinder and by changing lens curvature to introduce controlled amounts of spherical aberration (+/- 1 micron) and center near add (up to 2.0 diopters) which is also registered with the MHRA in the United Kingdom and in Mexico. Obtaining additional foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements in jurisdictions where we conduct business currently or in the future, such as requirements under the EU MDR, could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals or clearances, our target market will be reduced and our ability to realize the full market potential of our current and future products will be harmed.

In addition, we have conducted clinical trials in Mexico and may choose to conduct further international clinical trials. The acceptance of study data by the FDA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the U.S. population and U.S. medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to current good clinical practices regulations; and (3) audits by regulatory authorities of the clinical data do not identify significant data integrity issues. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our products not receiving approval or clearance for commercialization in the applicable jurisdiction.

Our products may be subject to recalls after receiving FDA or foreign approval or clearance, which could divert managerial and financial resources, harm our reputation and adversely affect our business.

The FDA and similar foreign governmental authorities have the authority to require the recall of our products because of any failure to comply with applicable laws and regulations, or defects in design or manufacture. A government mandated or voluntary product recall by us could occur because of, for example, component failures, device malfunctions or other adverse events, such as serious injuries or deaths, or quality-related issues, such as manufacturing errors or design or labeling defects. Any future recalls of our products could divert managerial and financial resources, harm our reputation and adversely affect our business.

If we initiate a correction or removal for one of our devices to reduce a risk to health posed by the device, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our devices. Furthermore, the submission of these reports has been and could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

In addition, we are subject to medical device reporting regulations that require us to report to the FDA or similar foreign governmental authorities if one of our products may have caused or contributed to a death or serious injury or if we become aware that it has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction recurred. Failures to properly identify reportable events or to file timely reports, as well as failure to address each of the observations to the FDA’s satisfaction, can subject us to sanctions and penalties, including warning letters and recalls.

Doctors and other providers may make similar reports to regulatory authorities. Any such reports may trigger an investigation by the FDA or similar foreign regulatory bodies, which could divert managerial and financial resources, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

If we, or our suppliers, fail to comply with the FDA’s QSR or applicable foreign regulations, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

Our manufacturing and design processes and those of our third-party component suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products in the United States. We are also subject to similar state requirements and licenses, and to ongoing ISO 13485 compliance in our operations, including design, manufacturing, and service, to maintain our CE Mark in Europe. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities, EU Notified Bodies, and comparable agencies in other countries. If we fail a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take timely and adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our manufacturing or product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Public Health, or CDPH, and our Notified Body to determine our compliance with the QSR and other regulations at both our design and manufacturing facilities, and these inspections may include the manufacturing facilities of our suppliers.

We can provide no assurance that we will continue to remain in material compliance with the QSR. If the FDA, CDPH, or any applicable notified body in the European Union or United Kingdom inspects any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a delay at our manufacturing facility, we may be unable to produce our products, which would harm our business.

Healthcare reform initiatives and other administrative and legislative proposals may adversely affect our business, financial condition, results of operations and cash flows in our key markets.

There have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. Certain of these proposals could limit the prices we are able to charge for our products or the coverage and reimbursement available for our products and could limit the acceptance and availability of our products. The adoption of proposals to control costs could have a material adverse effect on our business, financial condition and results of operations.

For example, in the United States, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, together, the Affordable Care Act, or ACA, was enacted. The ACA is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals, the provision of subsidies to eligible individuals enrolled in plans offered on the health insurance exchanges and the expansion of the Medicaid program. The ACA has impacted existing government healthcare programs and has resulted in the development of new programs.

Certain provisions of the ACA have been subject to judicial and Congressional challenges. For example, various portions of the ACA have been the subject of legal and constitutional challenges, including legal proceedings in the Fifth Circuit Court of Appeals. The Supreme Court of the United States held oral arguments on the Fifth Circuit Court case in November 2020 and is expected to issue a decision by later in 2021. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. It is unclear how this Supreme Court decision, future litigation, and healthcare measures promulgated by the Biden administration will impact the implementation of the ACA, our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of, on average, 2% per fiscal year, which went into effect on April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030 unless additional congressional action is taken. These Medicare sequester reductions have been suspended from May 1, 2020 through the end of 2021 due to the COVID-19 pandemic. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our products, if approved, and accordingly, our financial operations. We cannot assure you that the ACA, as currently enacted or as amended in the future, will not harm our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm:

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability; and

•	the availability of capital.

Further, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. While some of these measures may require additional authorization to become effective, Congress and the federal administration have each indicated that it will continue to seek new legislative and/or administrative measures to control healthcare costs. Additionally, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs. Adoption of price controls and other cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures may prevent or limit our ability to generate revenue and attain profitability. Various new healthcare reform proposals are emerging at the federal and state level. Any new federal and state healthcare initiatives that may be adopted could limit the amounts that federal and state governments will pay for healthcare products and services and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with U.S. federal and state fraud and abuse and other healthcare laws and regulations, we could face substantial penalties and our business operations and financial condition could be adversely affected.

Healthcare providers and third-party payors play a primary role in the distribution, recommendation, ordering and purchasing of any medical device for which we have or obtain marketing clearance or approval. Through our arrangements with principal investigators, healthcare professionals, third-party payors and customers, we are exposed to broadly applicable anti-fraud and abuse, anti-kickback, false claims and other healthcare laws and regulations that may constrain our business, our arrangements and relationships with customers, and how we market, sell and distribute our marketed medical devices. We have a compliance program, a Code of Conduct and associated policies and procedures, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in protecting us from governmental investigations for failure to comply with applicable fraud and abuse or other healthcare laws and regulations.

In the United States, we are subject to various state and federal anti-fraud and abuse laws, including, without limitation, the federal healthcare Anti-Kickback Statute and federal civil False Claims Act. There are similar laws in other countries. Our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market, and distribute any products for which we obtain marketing approval. Healthcare fraud and abuse laws and related regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

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the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, or order of, items or services for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. Moreover, the Patient Protection and Affordable Care Act of 2010, as amended by the health Care and Education Reconciliation Act of 2010 (collectively, the ACA), provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal false claims, including the civil False Claims Act that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct;

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the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain health care providers and their respective business associates and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, also referred to as the CMS Open Payments, requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding certain payments and other transfers of value to covered recipients, including physicians, as defined by such law, and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; additionally, effective January 1, 2022, for data reported to CMS in 2022, these reporting obligations with respect to payments and transfers of value made to covered recipients in the previous year, or data collected in 2021, will extend to include certain non-physician providers, such as physician assistants, nurse practitioners, and other mid-level practitioners; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require medical device manufacturers to report information related to payments and other transfers of value to doctors and other providers or marketing expenditures and require the registration of their sales representatives, state laws that require medical device companies to report information on the pricing of certain medical device products, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018, or BBA, increased the criminal and civil penalties that can be imposed for violating certain federal health care laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies recently have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and patient support programs, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, federal civil False Claims Act and HIPAA’s healthcare fraud and privacy provisions.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions or safe harbors, it is possible that some of our activities, such as stock-option compensation paid to doctors and other providers, could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments.

The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment, for individuals, exclusion from participation in government programs, such as Medicare and Medicaid, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

Achieving and sustaining compliance with applicable federal and state anti-fraud and abuse laws may prove costly. If we or our employees are found to have violated any of the above laws we may be subjected to substantial criminal, civil and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement and damages, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action or investigation against us for the violation of these healthcare fraud and abuse laws, even if successfully defended, could result in significant legal expenses and could divert our management’s attention from the operation of our business. Companies settling federal civil False Claims Act, Anti-Kickback Statute or civil monetary penalties law cases also may be required to enter into a Corporate Integrity Agreement with the OIG in order to avoid exclusion from participation (i.e., loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance. Defending against any such actions can be costly, time-consuming and may require significant personnel resources, and may have a material adverse effect on our business, financial condition and results of operations.

Changes in the CMS fee schedules may harm our revenue and operating results.

Government payers, such as Centers for Medicare and Medicaid Services (CMS) as well as insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, the

U.S. Congress has considered and implemented changes in the CMS fee schedules in conjunction with budgetary legislation. Reductions of reimbursement by Medicare or Medicaid for procedures that use our products or changes in policy regarding coverage of these procedures, such as adding requirements for payment, or prior authorizations, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third-party payers may occur as well. Similar changes in the past have resulted in reduced payments for procedures that use medical device products as well as added costs and have added more complex regulatory and administrative requirements. Further changes in federal, state, local and third-party payer regulations or policies may have a material adverse impact on the demand for our products and on our business. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect on our business, financial condition and results of operations.

Legislative or regulatory reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our planned or future products and to manufacture, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of planned or future products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Any change in the laws or regulations that govern the clearance and approval processes relating to our current, planned and future products could make it more difficult and costly to obtain clearance or approval for new products or to produce, market and distribute existing products. Significant delays in receiving clearance or approval or the failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

Compliance with the EU Medical Device Regulation, applicable regulations in the United Kingdom, and other applicable foreign regulations, as well as any changes to existing regulations, may be costly and disruptive to our business, and expose us to increased liability.

In 2017, the European Union published the new EU Medical Device Regulation (MDR) (2017/745), the application of which was postponed until May 26, 2021 for class I devices (lowest risk) and May 26, 2024 for all other class devices (higher risk devices). The new regulations replace predecessor directives and emphasize a global convergence of regulations. With the transition from the Medical Devices Directive, or MDD, to the MDR, notified bodies are required to seek designation to operate as conformity assessment authorities under the new law. While we are currently in compliance with the MDR and in process of transferring certification from MDD to MDR, compliance with any new or changing regulations in the EU or other jurisdictions where we currently commercialize our products or intend to commercialize in the future is a time consuming process that may require comprehensive quality system audits and new conformity assessment certifications for our products. Major changes include:

•	reclassification of some products;
•	greater emphasis on clinical data;
•	data transparency, including publication of clinical trial data and safety summaries;
•	defined content and structure for technical files to support registration;
•	unique device identification system;
•	greater burden on post-market surveillance and clinical follow-up;

•	reduction of adverse event reporting time from 30 to 15 days after the event; and
•	more power to notified bodies.

Implementation of the Medical Device Regulations introduces substantial changes to the obligations with which medical device manufacturers must comply in the EU. High risk medical devices will be subject to additional scrutiny during the conformity assessment procedure. For any products that we may developed in the future, complying with these new regulations may result in Europe being less attractive as a “first market” destination. Marketing authorization timelines will become more protracted and the costs of operating in Europe will increase. A significantly more costly path to regulatory compliance is anticipated.

Our clinical trials may fail to demonstrate competent and reliable evidence of the safety and effectiveness of our products, which would prevent or delay commercialization of our products in development.

We may be required to conduct clinical studies that demonstrate competent and reliable evidence that our products are safe and effective before we can commercialize our products. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot be certain that our planned clinical trials or any other future clinical trials will be successful. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our products for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our products. Even if regulatory approval is secured for any of our products, the terms of such approval may limit the scope and use of our products, which may also limit their commercial potential.

Defects or failures associated with our products could lead to recalls, safety alerts or litigation, as well as significant costs and negative publicity.

Our business is subject to significant risks associated with manufacture, distribution and use of medical devices that are placed inside the human body, including the risk that patients may be severely injured by or even die from the misuse or malfunction of our products caused by design flaws or manufacturing defects. In addition, component failures, design defects, off-label uses, or inadequate disclosure of product-related information could also result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall or market withdrawal of, or issuance of a safety alert relating to, our products and result in significant costs, negative publicity and adverse competitive pressure. The circumstances giving rise to recalls are unpredictable, and any recalls of existing or future products could have a material adverse effect on our business, financial condition and results of operations.

We provide a limited warranty that our products are free of material defects and conform to specifications and offer to repair the LDD in the event of a defect and replace or refund the purchase price of a defective LAL. As a result, we bear the risk of potential warranty claims on our products. In the event that we attempt to recover some or all of the expenses associated with a warranty claim against us from our suppliers or vendors, we may not be successful in claiming such recovery, or any recovery from such vendor or supplier may be inadequate or unavailable.

The medical device industry has historically been subject to extensive litigation over product liability claims. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury or death, even if due to doctor error. In addition, an injury or death that is caused by the activities of our suppliers, such as those that provide us with components and raw materials, or by an aspect of a treatment used in combination with our products, such as a complementary drug or anesthesia, may be the basis for a claim against us by patients, doctors and other providers or others purchasing or using our products, even if our products were not the actual cause of such injury or death. We may choose to settle any claims to avoid a determination of fault, even if we believe fault was not due to failure of our products. An adverse outcome involving one of our products could result in reduced market acceptance and demand for such products or any or all of our other products and could harm our brand and reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our premarket notifications or applications for marketing. Any of the foregoing problems could disrupt our business and have a material adverse effect on our business, financial condition and results of operations.

Although we carry product liability insurance in the United States and in other countries in which we conduct business, including for clinical trials and product marketing, we can give no assurance that such coverage will be available or adequate to satisfy any claims. Product liability insurance is expensive, subject to significant deductibles and exclusions, and may not be available on acceptable terms, if at all. If we are unable to obtain or maintain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Defending a suit, regardless of its merit or eventual outcome, could be costly, could divert management’s attention from our business and might result in adverse publicity, which could result in reduced acceptance of our products in the market, product recalls or market withdrawals.

We are required to file adverse event reports under Medical Device Reporting, or MDR, regulations with the FDA that are publicly available on the FDA’s website. We are required to file MDRs if our products may have caused or contributed to a serious injury or death or malfunctioned in a way that could likely cause or contribute to a serious injury or death if it were to recur. Any such MDR that reports a significant adverse event could result in negative publicity, which could harm our reputation and future sales. If we fail to report events required to be reported to the FDA within the required timeframes, or at all, the FDA could take enforcement action and impose sanctions against us. Any such adverse event involving our products also could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, would require our time and capital, distract management from operating our business and may harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) the laws of the FDA and other similar foreign regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators; (ii) manufacturing standards; (iii) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could have a material adverse effect on our business, financial condition and results of operations.

Environmental and health safety laws may result in liabilities, expenses and restrictions on our operations. Failure to comply with environmental laws and regulations could subject us to significant liability.

Our research and development and manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third-party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

Federal, state, local and foreign laws regarding environmental protection, hazardous substances and human health and safety may adversely affect our business. Our research and development and manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal and remediation of, as well as human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Using hazardous substances in our operations exposes us to the risk of accidental injury, contamination or other liability from the use, storage, importation, handling or disposal of hazardous materials. If our or our suppliers’ operations result in the contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and fines, and any liability could significantly exceed our insurance coverage and have a material adverse effect on our on our business, financial condition and results of operations. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive, and non-compliance could result in substantial liabilities, fines and penalties, personal injury and third-party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our business, financial condition and results of operation.

We face risks related to our collection and use of data, which could result in investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about our privacy and data protection practices.

Our business processes personal data, including some data related to health. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations, such as the Common Rule, GCP guidelines, or FDA human subject protection regulations. We also face risks inherent in handling large volumes of data and in protecting the security of such data. We could be subject to attacks on our systems by outside parties or fraudulent or inappropriate behavior by our service providers or employees. Third parties may also gain access to users’ accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks or other means, and may use such access to obtain users’ personal data or prevent use of their accounts. Data breaches could result in a violation of applicable U.S. and international privacy, data protection and other laws, and subject us to individual or consumer class action litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

This risk is enhanced in certain jurisdictions and, as we expand our operations domestically and internationally, we may be subject to additional laws in other jurisdictions. Any failure, or perceived failure, by us to comply with privacy and data protection laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business. In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Additionally, in the United States, California adopted the California Consumer Privacy Act (the “CCPA”) in January 2020 which requires certain companies that process information on California consumers to, among other things, provide new disclosures to California consumers and afford such consumers new abilities to exercise certain rights with respect to their personal information and opt out of certain sales of personal information, in addition to severely limiting our ability to use their information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. It remains unclear how various provisions of the CCPA will be interpreted and enforced. Furthermore, in November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. Other states have passed, or plan to pass, data privacy laws that are similar to the CCPA and CPRA, further complicating the legal landscape. In addition, laws in all 50 states require businesses to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach (and, in some cases, to regulators). The effects of the CCPA, CPRA and other such privacy laws are potentially significant, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

In addition, we are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the General Data Protection Regulation (“GDPR”), which was adopted by the European Union (“EU”) and became effective in May 2018, applies extraterritorially and imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of personal data and pseudonymized (i.e., key-coded) data and additional obligations when we contract third-party processors in connection with the processing of the personal data.

The GDPR provides that EU member states may make their own laws and regulations limiting the (i) processing of personal data, including special categories of data (e.g., racial or ethnic origin, political opinions, religious or philosophical beliefs) and (ii) profiling and automated individual decision-making of individuals, which could limit our ability to use and share personal data or other data and could cause our costs to increase, harming our business and financial condition. Non-compliance with GDPR is subject to significant penalties, including fines of up to €20 million or 4% of total worldwide revenue, whichever is greater. The interpretations of the GDPR by local data protection authorities in EU member states, along with the complexity of the new data protection regime itself, will leave the interpretation and enforcement of the law unclear in the near term, with potential inconsistencies across the EU member states. The implementation and enforcement of the GDPR may subject us to enforcement risk and requirements to change certain of our data collection, processing and other policies and practices. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. If any of these events were to occur, our business and financial results could be adversely affected. Other jurisdictions outside the EU are similarly introducing or enhancing laws and regulations relating to privacy and data security, which enhances risks relating to compliance with such laws. Further, the United Kingdom’s decision to leave the European Union has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK General Data Protection Regulation and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom’s national law. These recent developments will require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers.

Additionally, we are subject to laws and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside of the European Economic Area (“EEA”). We rely on transfer mechanisms permitted under these laws, including EU Standard Contract Clauses. Such mechanisms have received heightened regulatory and judicial scrutiny in recent years. If we cannot rely on existing mechanisms for transferring personal data from the EEA, the United Kingdom or other jurisdictions, we could be prevented from transferring personal data of users or employees in those regions. This could adversely affect the manner in which we provide our services and thus materially affect our operations and financial results.

Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies. If our practices are not consistent, or are viewed as not consistent, with changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to fines, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, lawsuits, loss of export privileges, severe criminal or civil sanction or other penalties. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses and discourage potential users from our products and services. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result.

Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our global operations can expose us to numerous and sometimes conflicting legal and regulatory requirements, including to anti-bribery and anti-corruption laws, such as the FCPA and the U.K. Bribery Act, and violation of these requirements could result in substantial penalties and prosecution and harm our business.

We currently commercialize the RxSight system outside of the United States, each of which has received a CE mark and is registered with the MHRA in the United Kingdom. We are subject to numerous, and sometimes conflicting, legal regimes in the countries in which we operate, including on matters as diverse as health and safety standards, marketing and promotional activities, anticorruption, import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data privacy and labor relations. This includes in emerging markets where legal systems may be less familiar to us. We strive to abide by and maintain compliance with these laws and regulations. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our customers also could result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our customers or distributors that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

Our operations outside of the United States are subject to various heavily enforced anti-bribery and anti-corruption laws, such as the FCPA, U.K. Bribery Act and similar laws around the world. These laws generally prohibit U.S. companies and their employees and intermediaries from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business or gaining any advantage. We face significant risks if we, which includes our third-party business partners and intermediaries, fail to comply with the FCPA or other anti-corruption and anti-bribery laws. Responding to any enforcement action or related investigation may result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Any violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our business, financial condition and results of operations.

Our international operations could be affected by changes in laws, trade regulations, labor and employment regulations, and procedures and actions affecting approval, products and solutions, pricing, reimbursement and marketing of our products and solutions, as well as by inter-governmental disputes. Any of these changes could adversely affect our business. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs, impose restrictions on our operations or require us to spend additional funds to gain compliance with the new rules, if possible, which could have an adverse impact on our financial condition and results of operations.

Risks related to reliance on third parties

From time to time, we engage outside parties to perform services related to certain of our clinical studies and trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our products.

From time to time, we engage consultants to help design, monitor and analyze the results of certain of our clinical studies and trials. The consultants we engage interact with clinical investigators to enroll patients in our clinical trials. We depend on these consultants and clinical investigators to conduct clinical studies and trials and monitor and analyze data from these studies and trials under the investigational plan and protocol for the study or trial and in compliance with applicable regulations and standards, such as GCP guidelines, the Common Rule, and FDA human subject protection regulations. We may face delays in our regulatory approval process if these parties do not perform their obligations in a timely, compliant or competent manner. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical trial protocols or for other reasons, our clinical studies or trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful, and we may have to conduct additional studies, which would significantly increase our costs, in order to obtain the regulatory clearances or approvals that we need to commercialize our products

We and our component suppliers may not meet regulatory quality standards applicable to our manufacturing processes, which could have an adverse effect on our business, financial condition and results of operations.

As a medical device manufacturer, we must register with the FDA and non-U.S. regulatory agencies in jurisdictions where we commercialize our products, and we are subject to periodic inspection by the FDA and foreign regulatory agencies, for compliance with certain good manufacturing practices, including design controls, product validation and verification, in process testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA and foreign regulatory agencies. Our manufacturer, component, and sub-component suppliers are also required to meet certain standards applicable to their manufacturing processes.

We cannot assure you that we or our component suppliers comply or can continue to comply with all regulatory requirements. The failure by us or one of our component suppliers to achieve or maintain compliance with these requirements or quality standards may disrupt our ability to supply products sufficient to meet demand until compliance is achieved or, with a component supplier, until a new supplier has been identified and evaluated. Our or any of our component supplier’s failure to comply with applicable regulations could cause sanctions to be imposed on us, including warning letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals or clearances, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, which could harm our business. We cannot assure you that if we need to engage new suppliers to satisfy our business requirements, we can locate new suppliers in compliance with regulatory requirements at a reasonable cost and in an acceptable timeframe. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

For products that we currently distribute or market in the EU and the United Kingdom, as well as future products for which we obtain the applicable marketing authorization, we must maintain certain International Organization for Standardization (“ISO”) certifications to sell our products and must undergo periodic inspections by notified bodies, such as BSI, to obtain and maintain these certifications. If we fail these inspections or fail to meet these regulatory standards, it could have a material adverse effect on our business, financial condition and results of operations.

We depend upon third parties, including single and sole source suppliers, to manufacture certain components and subcomponents of the RxSight system making us vulnerable to supply disruptions and price fluctuations.

We rely on third parties, including single and sole source suppliers, to manufacture certain components and subcomponents of our products. We do not have long-term supply agreements with, or guaranteed commitments from our suppliers, including single and sole source suppliers. We utilize blanket orders covering the medium term of 18 – 24 months for the majority of our supplier base. We depend on our suppliers to provide us and our customers with materials in a timely manner that meet our and their quality, quantity and cost requirements. These suppliers may encounter problems during manufacturing for a variety of reasons, any of which could delay or impede their ability to meet our demand. The expansion of global lead times, particularly in Europe and Asia, related to the COVID-19 pandemic, resulting the lack of availability of raw materials including electronic parts, metals, packaging, adhesives, resins and subcontract painted components. Certain suppliers have passed on higher prices, surcharges and expedited shipping fees to defray the higher commodity prices they are paying due to short supply. While we have taken measures to mitigate business continuity risk, including increasing standard lead times, payment of expedite fees, issuance of non-cancelable purchase orders, advance delivery of critical components ahead of normal delivery dates and second souring, our suppliers may cease producing the components we purchase from them or otherwise decide to cease doing business with us. Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components or subcomponents used in our products would limit our ability to manufacture our products and could have a material adverse effect on our business, financial condition and results of operations.

The failure of third parties to meet their contractual, regulatory, and other obligations could adversely affect our business.

We rely on suppliers, vendors, outsourcing partners, consultants, and other third parties to research, develop, manufacture and commercialize our products. Using these third parties poses a number of risks, such as: (i) they may not perform to our standards or legal requirements; (ii) they may not produce reliable results; (iii) they may not perform in a timely manner; (iv) they may not maintain confidentiality of our proprietary information; (v) disputes may arise with respect to ownership of rights to technology developed with our partners; and (vi) disagreements could cause delays in, or termination of, the research, development or commercialization of our products or result in litigation or arbitration. Moreover, some third parties are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory and other obligations may have a material adverse effect on our business, financial condition and results of operations.

Risks related to our common stock and to this offering

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the timing and results of preclinical studies and clinical trials of our current and future products or those of our competitors;

•	the success of competitive products or announcements by potential competitors of their product development efforts;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other intellectual property or proprietary rights;

•	the recruitment or departure of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	market conditions in the medical device sector;

•	changes in the structure of healthcare payment systems;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	expiration of market stand-off or lock-up agreements;

•	general economic, industry and market conditions; and

•	the impact of the COVID-19 pandemic.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.

In addition, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options or warrants, you will incur further dilution. Based on the initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma as adjusted net tangible book value per share, which gives effect to this offering, and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, the stock price would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no market for shares of our common stock exists and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active trading market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active trading market may also reduce the fair market value of your shares. Furthermore, an inactive trading market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of common stock as consideration.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after this offering. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have      outstanding shares of common stock based on the number of shares outstanding as of March 31, 2021, assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and the automatic conversion of all outstanding shares of our convertible preferred stock into 153,415,871 shares of common stock immediately prior to the closing of this offering. This includes the             shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates.

We and our executive officers, directors and the holders of an aggregate of substantially all shares of our common stock have entered into market stand-off agreements with us and lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting,” not to sell, directly or indirectly, any shares of common stock without the permission of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See the description of the market stand-off agreement with us and the lock-up agreement with the underwriters in the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Moreover, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 59% of our voting stock and, upon the closing of this offering, that same group will beneficially own approximately         % of our outstanding voting stock (based on the number of shares of common stock outstanding as of March 31, 2021 assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering. After this offering, this group of stockholders will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Certain of our existing stockholders, including entities that are affiliated with certain of our directors and beneficially own more than 5% of our outstanding common stock, may purchase shares of our common stock in this offering at the initial public offering price. The previously discussed ownership percentage upon completion of this offering does not reflect the potential purchase of any shares in this offering by such stockholders.

We are an “emerging growth company” “and a smaller reporting company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. Additionally, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, as a public company we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply the net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Provisions in our restated certificate of incorporation and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our restated certificate of incorporation and restated bylaws, as we expect they will be in effect upon closing of the offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a poison pill);

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting;

•	authorize our board of directors to amend the bylaws;

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•	require a super-majority vote of stockholders to amend some provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that, unless the company consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty;

•	any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. If a court were to find this exclusive-forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with litigating such disputes in multiple and/or other jurisdictions, which could seriously harm our business.

Our amended bylaws that will become effective upon the closing of this offering provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This exclusive-forum provision may limit a stockholder’s ability to bring a Securities Act claim in a judicial forum that the stockholder finds favorable, which may discourage lawsuits against us and our directors, officers and other employees. Any person purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. While the Delaware Supreme Court has held such provisions to be facially valid as a matter of Delaware law and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions. If a court were to find this exclusive-forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We rely on third party software for state and local tax rates, updated whenever tax rates change. We also rely on state exemptions, when applicable, for medical devices and service, which is determined by management’s review of each state’s sales tax laws and regulations concerning prescribed medical treatments. However, as laws and regulations change from time to time, these exemptions may or may not continue to apply to our products in the various taxing jurisdictions. Certain jurisdictions in which we do not collect such taxes on sales of our products may later assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect the results of our operations.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

The Tax Act enacted many significant changes to the U.S. tax laws, the consequences of which have not yet been fully determined. Changes in corporate tax rates, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings and the deductibility of expenses contained in the Tax Act or other tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years and could increase our future U.S. tax expense. The foregoing items, as well as any future changes in tax laws, could have a material adverse effect on our business, cash flow, financial condition or results of operations. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax legislation.

Risks related to COVID-19

Our business, financial condition, results of operations and growth have been harmed by the effects of the COVID-19 pandemic and may continue to be harmed.

We are subject to risks related to public health crises such as the global pandemic associated with COVID-19. In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all 50 states within the United States. The COVID-19 outbreak has negatively impacted and may continue to negatively impact our operations and revenues and overall financial condition by decreasing the number of our RxSight system sold. The number of our RxSight system sold, similar to other ophthalmic procedures, has decreased as health care organizations globally have prioritized the treatment of patients with COVID-19. For example, in the United States, governmental authorities have recommended, and in certain cases required, that elective, specialty and other procedures and appointments, including those related to cataract treatments, be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19. These measures and challenges may continue for the duration of the pandemic, which is uncertain, and will reduce our revenue and continue to interrupt the commercialization of our products while the pandemic continues. Further, once the pandemic subsides, we anticipate there will be substantial backlog of patients seeking appointments with doctors and other providers and surgeries to be performed at ophthalmic practices and ambulatory surgery centers relating to a variety of medical conditions, and as a result, patients seeking to receive, or who have received, our LAL will have to navigate limited provider capacity. We believe this limited provider capacity could have an adverse effect on our sales following the end of the pandemic.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in the temporary closing of our headquarters, slowdowns and delays, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our operations. Other disruptions or potential disruptions include restrictions on our personnel and personnel of partners to travel and access customers for training and case support; delays in approvals by regulatory bodies; delays in product development efforts; and additional government requirements or other incremental mitigation efforts that may further impact our capacity to manufacture, sell and support the use of our RxSight system. In addition, even after the “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19 are lifted, we may continue to experience disruptions to our business, including as a result of patients and customers continuing to be cautious in restarting elective procedures in light of the continued risk posed by the virus.

As we continue to actively advance our clinical programs and discovery and research programs, we are in close contact with the third parties we engage with and are assessing the impact of the COVID-19 pandemic on each of our programs, expected timelines and costs on an ongoing basis. In light of ongoing developments relating to the COVID-19 pandemic, the focus of healthcare providers on fighting the virus, and consistent with the FDA’s industry guidance for conducting clinical trials issued in March 2020, updated subsequently, we and our contract research organizations have made certain adjustments to the operation of our clinical trials in an effort to ensure the monitoring and safety of patients and minimize risk to trial integrity during the pandemic and generally. Other COVID-related guidance recently released by FDA includes statistical considerations for clinical trials during the COVID-19 public health emergency and post-marketing adverse event reporting for medical products during a pandemic. We may need to make further adjustments in the future, including implementation of new policies and procedures.

While the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. We expect any further shelter-in-place policies and restrictions on elective surgical procedures worldwide to have a substantial near-term impact on our revenue. During the COVID-19 pandemic, our customers, including doctors and other providers, have experienced financial hardship and some of them may not fully recover. This could lead to some of these customers temporarily or permanently shutting down, filing for bankruptcy or being acquired larger health systems, leading to reduced procedures and/or additional pricing pressure on our products. The COVID-19 pandemic has also resulted in a significant increase in unemployment in the United States which may continue even after the pandemic. The occurrence of any such events may lead to reduced disposable income and access to health insurance which could adversely affect the number of RxSight systems sold after the pandemic has ended.

General risk factors

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage and motivate qualified executives as we build out the management team, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and need to add executives with operational and commercialization experience as we plan for commercialization of our current and future products and build out a leadership team that can manage our operations as a public company. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the medical device and ophthalmology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other medical device and biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our current and future products will be limited and the potential for successfully growing our business will be harmed.

Our business and operations would suffer in the event of system failures or security breaches.

Our computer systems, as well as those of our contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural disasters (including hurricanes), terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of the commercialization of our RxSight system and our future products. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the commercialization of our RxSight system and the further development of our current and future products could be delayed.

The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance or other disruptions. Although, to our knowledge, we have not experienced such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such actual or perceived access, disclosure or other security breach or loss of information (whether affecting us or one of our third-party service providers) could result in legal claims proceedings, regulatory investigations, liability under laws that protect the privacy of personal information, significant regulatory penalties or other fines, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to commercialize our products and conduct clinical trials, which could adversely affect our reputation and delay the commercialization of our RxSight system and clinical development of our current and future products.

The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, may take many forms (including phishing, social engineering, denial or degradation of service attacks, malware or ransomware), change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. In addition, our employees, contractors, or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate regulated, protected, or personally identifiable information, and may purposefully or inadvertently cause a breach involving or compromise of such information. Third parties may have the technology or know-how to breach the security of the information collected, stored, or transmitted by us, and our respective security measures, as well as those of our third-party service providers, may not effectively prohibit others from obtaining improper access to this information. Advances in computer and software capabilities and encryption technology, new tools, and other developments may increase the risk of such a breach or compromise. There is no assurance that any security procedures or controls that we or our third-party providers have implemented will be sufficient to prevent data-security related incidents from occurring.

We may be required to expend significant capital and other resources to protect against, respond to, and recover from any potential, attempted or existing security breaches or failures and their consequences. As data security-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. We could be forced to expend significant financial and operational resources in responding to a security breach, including investigating and remediating any information security vulnerabilities, defending against and resolving legal and regulatory claims and complying with notification obligations, all of which could divert resources and the attention of our management and key personnel away from our business operations and adversely affect our business, financial condition and results of operations. In addition, our remediation efforts may not be successful, and we could be unable to implement, maintain and upgrade adequate safeguards

Economic conditions may adversely affect our business.

Adverse worldwide economic conditions, including those related to the COVID-19 pandemic, may negatively impact our business. A significant change in the liquidity or financial condition of our customers could cause unfavorable trends in their purchases and also in our receivable collections, and additional allowances may be required, which could adversely affect our business, financial condition and results of operations. Adverse worldwide economic conditions may also adversely impact our suppliers’ ability to provide us with materials and components, which could have a material adverse effect on our business, financial condition and results of operations.

Litigation and other legal proceedings may adversely affect our business.

From time to time we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, federal regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, severe weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. We rely on third-party manufacturers to produce our products. Our ability to obtain clinical supplies of our products could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. In addition, our corporate headquarters is located in Aliso Viejo, California, near major earthquake faults and fire zones, and the ultimate impact on us for being located near major earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

We seek to maintain sufficient levels of inventory in order to protect ourselves from supply interruptions, but keep limited components, sub-assemblies, materials and finished products on hand. To ensure adequate inventory supply and manage our operations with our third-party manufacturers and suppliers, we forecast anticipated materials requirements and demand for our products in order to predict inventory needs and then place orders with our suppliers based on these predictions. Our ability to accurately forecast demand for our products could be negatively affected by many factors, including our limited historical commercial experience, rapid growth, failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products, our failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions.

Inventory levels in excess of customer demand, including as a result of our introduction of product enhancements, may result in a portion of our inventory becoming obsolete or expiring, as well as inventory write-downs or write-offs, which could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we underestimate customer demand for our products or our own requirements for components, subassemblies and materials, our third-party manufacturers and suppliers may not be able to deliver components, sub-assemblies and materials to meet our requirements, which could result in inadequate inventory levels or interruptions, delays or cancellations of deliveries to our customers, any of which would damage our reputation, customer relationships and business. In addition, several components, sub-assemblies and materials incorporated into our products require lengthy order lead times, and additional supplies or materials may not be available when required on terms that are acceptable to us, or at all, and our third-party manufacturers and suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, any of which could have an adverse effect on our ability to meet customer demand for our products and our business, financial condition and results of operations.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, current and future products, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our plans to conduct further clinical trials;

•	our plans and expected timeline related to our products, or developing new products, to address additional indications or otherwise;

•	the expected use of our products by doctors and other providers;

•	our ability to obtain, maintain and expand regulatory clearances for our products and any new products we create;

•	the expected growth of our business and our organization;

•	our expected uses of our existing resources and the net proceeds from this offering;

•	our expectations regarding government and third-party payer coverage and reimbursement;

•	our ability to retain and recruit key personnel, including the continued development of a sales and marketing infrastructure;

•	our ability to obtain an adequate supply of materials and components for our products from our third-party suppliers, including single- and sole-source suppliers;

•	our ability to manufacture sufficient quantities of our products with sufficient quality;

•	our ability to obtain, maintain and enforce intellectual property protection for our products and protect our intellectual property rights;

•	our ability to expand our business into new geographic markets;

•	our compliance with extensive Nasdaq requirements and government laws, rules and regulations both in the United States and internationally;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our need for, or ability to obtain, additional financing;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a smaller reporting company under the Exchange Act;

•	our ability to identify and develop new and planned products and/or acquire new products;

•	developments and projections relating to our competitors or our industry, including anticipated growth rates for the conventional and premium IOL markets;

•	the impact of the COVID-19 pandemic;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our financial performance; and

•	the sufficiency of our existing capital resources to fund our future operating expenses and capital expenditure requirements.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

Market, industry and other data

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our current and future products, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research, including surveys and studies we have sponsored and/or conducted, and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe our internal research is reliable, such research has not been verified by any third party.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional shares in full, based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purpose of this offering is to provide us with additional capital to support our operations. We currently intend to use the net proceeds from this offering as follows:

•	approximately $ million to support our commercial expansion, including hiring additional commercial personnel;

•	approximately $ million to fund product development, research activities and clinical development; and

•	the remainder for working capital and general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through license or acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific licenses, acquisitions or investments at this time, we may use a portion of the net proceeds for these purposes.

Although we believe that the estimated net proceeds from this offering, together with our available cash and cash equivalents, will be sufficient to fund our planned operations for at least 12 months following the date of this offering, this belief is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. We may also choose to raise additional financing opportunistically.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors including cash flows from operations, the extent and success of our commercial expansion, the extent and results of our research and development efforts, the timing and success of our studies and clinical trials, the timing and results of regulatory submissions, reimbursement and the anticipated growth of our business.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments and other factors that our board of directors deems relevant. In addition, the terms of our Credit Agreement restrict our ability to pay dividends to limited circumstances.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2021, as follows:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all outstanding shares of our convertible preferred stock at March 31, 2021 into an aggregate of 153,415,871 shares of common stock upon the completion of this offering and the filing and effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis to further reflect our receipt of estimated net proceeds from the issuance and sale of            shares of common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing. You should read this information in conjunction with our audited and interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except share data) (unaudited)
Cash, cash equivalents and short-term investments	$64,382	$—	$—

Term loan, net	29,472
Convertible preferred stock, $0.001 par value per share; 171,196,994 shares authorized, 148,509,849 shares issued and outstanding, and aggregate liquidation preference of $196,528 ; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	$353,300	$—	$—

Stockholders’ (deficit) equity :
Common stock, $0.001 par value per share; 253,559,829 shares authorized, 42,292,522 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	42
Additional paid-in capital	136,269
Notes receivable for common stock issued	(817)
Series G common stock, $0.001 par value, 1 share authorized and outstanding	—
Accumulated other comprehensive loss	—
Accumulated deficit	(437,393)

Total stockholders’ (deficit) equity	(301,899)

Total capitalization	$80,873	$—	$—

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming the assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on the 195,708,393 shares of our common stock outstanding as of March 31, 2021 (including an aggregate of 153,415,871 shares of common stock issuable upon the automatic conversion of our outstanding convertible preferred stock as of March 31, 2021), and excludes the following:

•

2,334,082 shares of our common stock issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of March 31, 2021, which will be automatically converted into warrants to purchase shares of our common stock immediately prior to the completion of this offering, with a weighted-average exercise price of $1.20 per share;

•	47,866,502 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, at a weighted-average exercise price of $1.05 per share;

•

75,000 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after March 31, 2021, at a weighted-average exercise price of $1.93 per share per share;

•

1,296,904 shares of common stock reserved for future issuance under our 2015 Plan as of March 31, 2021, which shares will be added to the shares to be reserved under our 2021 Plan upon its effectiveness;

•

             shares of common stock reserved for future issuance under our 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

             shares of common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2021 was approximately $(302) million, or $(7.14) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included within our stockholders’ (deficit) equity. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of March 31, 2021.

Our pro forma net tangible book value (deficit) as of March 31, 2021 was approximately $        million, or $        per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the automatic conversion of all of the 153,415,871 shares of our fully diluted convertible preferred stock outstanding at March 31, 2021 into an aggregate of 153,415,871 shares of common stock upon the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2021, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into our common stock upon the completion of this offering.

After giving further effect to our sale of    shares of common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $        million, or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $        to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of $        to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2021	$
Pro forma increase in net tangible book value (deficit) per share as of March 31, 2021	$
Pro forma net tangible book value (deficit) per share as of March 31, 2021	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per

share after this offering by $        per share and the dilution to new investors purchasing common stock in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value per share after this offering by $        and decrease the dilution per share to new investors participating in this offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by $        and increase the dilution per share to new investors participating in this offering by $        , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase            additional shares of common stock in this offering in full at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $        per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $        per share.

The following table summarizes, on a pro forma as adjusted basis described above, as of March 31, 2021, the number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
Investors participating in this offering

Total		100%	$	100%

The table above assumes no exercise of the underwriters’ option to purchase    additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to approximately        % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to approximately        % of the total number of shares outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by approximately $        million, assuming no change in the assumed initial public offering price.

The number of shares of our common stock to be outstanding after this offering is based on the 195,708,393 shares of our common stock outstanding as of March 31, 2021 (including an aggregate of 153,415,871 shares of common stock issuable upon automatic conversion of our outstanding convertible preferred stock as of March 31, 2021), and excludes the following:

•

2,334,082 shares of our common stock issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of March 31, 2021, which will be automatically converted into warrants to purchase shares of our common stock immediately prior to the completion of this offering, with a weighted-average exercise price of $1.20 per share per share;

•	47,866,502 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, at a weighted-average exercise price of $1.05 per share;

•	75,000 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after March 31, 2021, at a weighted-average exercise price of $1.93per share;

•

1,296,904 shares of common stock reserved for future issuance under our 2015 Plan as of March 31, 2021, which shares will be added to the shares to be reserved under our 2021 Plan upon its effectiveness;

•

                 shares of common stock reserved for future issuance under our 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

                 shares of common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, there will be further dilution to investors participating in this offering.

Selected financial data

The following tables summarize our selected financial data for the periods and as of the dates indicated. We have derived our selected statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020 (except for the pro forma net loss per share and the pro forma share information), and the balance sheets as of December 31, 2019 and 2020, from our audited financial statements and related notes included elsewhere in this prospectus. We derived the statement of operations and comprehensive loss data for the three months ended March 31, 2020 and 2021 and the balance sheet data as of March 31, 2021 from the unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles on the same basis as our annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal, recurring adjustments that are necessary to present fairly the unaudited interim financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the three months ended March 31, 2021, are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31
	2019	2020	2020	2021
	(in thousands, except share and per-share data)
			(unaudited)

Statements of Operations Data:
Sales	$2,241	$14,678	$2,888	$3,484
Cost of sales	4,060	12,973	2,810	2,365

Gross profit (loss)	(1,819)	1,705	78	1,119

Operating Expenses
Selling, general and administrative	15,203	15,176	3,698	5,611
Research and development	29,569	21,934	5,777	6,643
Gain (loss) on sale of equipment	(521)	7	—	—

Total operating expenses	44,251	37,117	9,475	12,254

Loss from operations	$(46,070)	$(35,412)	$(9,397)	$(11,135)

Change in fair value of warrants	169,230	63,011	(7,407)	—
Expiration of warrant	803	—	—	5,018
Interest expense	(26)	(510)	(5)	(698)
Interest and other income, net	2,307	543	312	17

Income (loss) before income taxes	126,244	27,632	(16,497)	(6,798)
Income tax expense	24	57	5	7

Net income (loss)	$126,220	$27,575	$(16,502)	$(6,805)
Accretion to redemption value of redeemable preferred stock and redeemable stock options	(82,121)	(24,209)	(4,246)	—
Earnings allocated to redeemable preferred stock	(17,972)		—

	Year ended December 31,			Three months ended March 31
	2019		2020	2020	2021
	(in thousands, except share and per-share data)
				(unaudited)
Net income (loss) attributable to common stockholders		$26,127	$3,366	$(20,748)		$(6,805)
Unrealized gain (loss) on short-term investments		68	(49)	77		7
Foreign currency translation gain		5	—	(1)		(4)

Comprehensive income (loss)		$126,293	$27,526	$(16,426)		$(6,802)

Net income (loss) per share:
Attributable to redeemable common stock, basic		$0.74	$0.09	$(0.56)		$—
Attributable to redeemable common stock, diluted		$0.58	$0.01	$(0.56)		—
Attributable to Series G common stock, basic		$0.01	$(0.39)	$(0.66)		$(0.16)
Attributable to Series G common stock, diluted		$0.01	$(0.62)	$(0.66)		$(0.16)
Attributable to common stock, basic and diluted		—	—	—		$(0.16)

Weighted-average shares used in computing net income (loss) per share:
Attributable to redeemable common stock, basic		35,431,642	38,295,453	36,883,830		—
Attributable to redeemable common stock, diluted		212,591,455	57,148,725	36,883,830		—
Attributable to Series G common stock, basic and diluted		—	1	1		1
Attributable to common stock, basic and diluted		—	—	—		41,281,494
Pro forma net loss per share, basic and diluted (unaudited)(1)	$				$

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)

(1)	See Note 2 to our audited consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share and weighted average shares of common stock outstanding and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Information” for an explanation of the calculations of our pro forma net income (loss) per share, basic and diluted and the number of shares used in the computation of the per share amounts.

	As of March 31, 2021
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(in thousands) (unaudited)

Balance Sheet Data:
Cash and cash equivalents	$24,385
Short-term investments	39,997
Working capital(4)	70,987
Total assets	96,291
Total liabilities	44,890
Convertible preferred stock	353,300
Common stock and additional paid-in capital	136,311
Accumulated deficit	(437,393)
Total stockholders’ (deficit) equity	(301,899)

	As of December 31,		As of March 31,
	2019	2020	2021
	(in thousands)
			(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$7,958	$13,994	$24,385
Short-term investments	72,710	54,981	39,977
Working capital(4)	81,742	69,900	70,987
Total assets	110,432	100,677	96,291
Total liabilities	87,462	44,906	44,890
Redeemable common stock	56,422	80,780	—
Redeemable convertible preferred stock	327,581	353,300	353,300
Common stock and additional paid-in capital	—	—	136,311
Accumulated deficit	(419,855)	(430,588)	(437,393)
Total stockholders’ (deficit) equity	(419,809)	(430,591)	(301,899)

(1)	The pro forma balance sheet data gives effect to the conversion of all outstanding shares of our convertible preferred stock at March 31, 2021 into an aggregate of 153,415,871 shares of common stock, which will automatically occur immediately prior to the completion of this offering, and the filing and effectiveness of our amended and restated certificate of incorporation.

(2)	Reflects the pro forma adjustments described in footnote (1) above and the receipt of estimated net proceeds of $ from the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price after deducting underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $ million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.
(4)	We define working capital as current assets less current liabilities. See our audited consolidated financial statements and related notes and unaudited interim condensed consolidated financial statements and related notes appearing at the end of this prospectus for further details regarding our current assets and current liabilities.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a commercial-stage medical technology company dedicated to improving the vision of patients following cataract surgery. Our proprietary RxSight system, comprised of our LAL, LDD and accessories, is the first and only commercially available IOL technology that enables doctors to customize and optimize visual acuity for patients after cataract surgery. Our LAL is made of proprietary photosensitive material that changes shape in response to specific patterns of ultraviolet light generated by our LDD. With the RxSight system, the surgeon performs a standard cataract procedure to implant the LAL, determines refractive error with patient input after healing is complete, and then uses the LDD to modify the lens with the exact amount of visual correction needed to achieve the patient’s desired vision outcomes. Alternative IOL technologies, in contrast, are not adjustable following the procedure and therefore require patients to make pre-operative choices about their visual preferences, which can often result in patient dissatisfaction when visual outcomes fail to meet expectations. We designed our RxSight system to maximize patient and doctor satisfaction through superior visual outcomes. In the pivotal study that formed the basis for our FDA approval, the observed rate of eyes with 20/20 or better uncorrected distance visual acuity for our LAL was 70.1%. This compares favorably to the results of pivotal studies with similar study designs and patient populations that supported FDA approval of Alcon’s Acrysof Toric (38.4%), and J&J’s Tecnis Toric (43.6%). We began commercializing our solution in the United States in the third quarter of 2019 and are focused on establishing the RxSight system as the standard of care for premium IOL procedures. As of March 31, 2021, we had an installed base of 105 LDDs in ophthalmology practices, and since our inception, surgeons have performed over 10,000 surgeries with our RxSight system.

Our products are also approved for sale in Europe and Mexico. We are not currently marketing our products for sale in Europe or Mexico, however we have approval in both for improving uncorrected visual acuity by adjusting the LAL power to correct residual postoperative refractive error. We have one customer in Germany and one in Mexico, both of which participate in our clinical studies and perform commercial cases. The LAL is a premium IOL which is partially reimbursable under Medicare, and in some cases by private payors. Premium IOLs are sold at a higher price point than conventional IOLs, as they provide refractive correction of vision unlike a conventional IOL that only replaces the natural lens with a clear lens (which is the standard for Medicare reimbursement). We compete in the IOL market in the U.S. We are a California corporation, headquartered in Aliso Viejo, California, and have one wholly owned subsidiary. Our subsidiary is located in Amsterdam, Netherlands, which has one wholly owned subsidiary in Germany and a registered branch in the United Kingdom.

Our commercial strategy is focused on a “land and expand” model through which we aim to drive new customer adoption, which generally begins with the sale of an LDD, and then helps the customer incorporate the LAL into their practice to drive utilization and premium procedure growth. We believe this commercial strategy over time may provide a degree of predictability in terms of our commercial growth and a consumable revenue stream from sales of our LALs. We are currently focused on driving adoption with surgeons performing a high volume of premium cataract procedures. MarketScope estimates that there are approximately 4,000 surgeons that perform cataract surgeries in the United States as of 2020, and we estimate that approximately 1,600 surgeons performed approximately 70-80%

of the premium procedures in the United States in 2020. We believe this provides an attractive and concentrated market opportunity addressable with a focused sales force. We currently employ a sales team that, as of March 2021 includes 6 sales directors, and a group of over 40 clinical specialists, field service and customer service personnel. We intend to continue to make significant investments in our sales and marketing organization. We believe increasing the number of sales representatives, practice development personnel and clinical trainers will help facilitate further adoption of our products among existing customer accounts as well as broaden awareness of our products to new accounts. While we intend to initially focus our growing commercial efforts in the U.S., in the future, we may selectively pursue commercial expansion in Asia, Europe, Australia or other geographies with significant market opportunity for premium IOLs, leveraging our CE and FDA approvals.

Our near-term research and development activities are focused on enhancements to the RxSight system to improve the patient and doctor and other provider experience, expand the range of patients that can be treated, as well as expand its indications and drive adoption. We believe that over time, our adjustable lens solution can be used to address a broad range of cataract surgery patients, including those that would otherwise elect for a conventional cataract procedure today. Additional development and clinical studies that are designed to provide clinical evidence of the safety and effectiveness of our existing and future generations of products are also anticipated. Finally, we may in the future seek to acquire or invest in additional businesses, products or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities or otherwise offer growth opportunities.

To date, our primary sources of capital have been private placements of preferred stock, a structured transaction with a strategic partner, debt financing and revenue from sales of our products. Since inception, we have raised a total of $191.3 million in net proceeds from private placements of preferred stock, $120 million from a strategic partner, approximately $29.5 million in net proceeds from a credit facility, and approximately $11.0 million from issuance of common stock primarily from stock option exercises. As of March 31, 2021, we had cash and cash equivalents of $24.4 million, short-term investments of $40.0 million, long-term debt of $29.5 million and accumulated deficit of $437.4 million. We generated sales of $14.7 million and had a net income of $27.6 million for the year ended December 31, 2020, compared to sales of $2.2 million and net income of $126.2 million for the year ended December 31, 2019. We generated sales of $3.5 million and had a net loss of $6.8 million for the three months ended March 31, 2021, compared to sales of $2.9 million and a net loss of $16.5 million for the three months ended March 31, 2020.

We intend to continue to make significant investments in our sales and marketing organization, primarily sales representatives, clinical applications specialists and technical service personnel to support new customers and upgrades and practice development personnel to facilitate adoption of use of our LALs among existing accounts. We will expand our marketing efforts with additional advertising and customer tools to expand their local advertising. We will also continue to make significant investments in research and development and clinical expenses to make enhancements in our current products. As a public company, we will incur costs that we have not previously incurred or have previously incurred at lower rates, including increased costs for employee-related expenses, director and officer insurance premiums, audit and legal fees, investor relations fees, fees to members of our board of directors and expenses for compliance with public-company reporting requirements. Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for at least the next several years.

Facility lease agreements

We currently lease three facilities housing our headquarters, manufacturing, research and development and administrative offices in Aliso Viejo, California. The facility leases are for approximately 109,822 square feet in the aggregate. The leases terminate, respectively, on (i) September 30, 2024, with one option to extend for five years; (ii) January 31, 2026, with three options to extend for five years each; and (iii) March 31, 2023 with two options to extend for five years each.

COVID-19 pandemic

We are subject to the continuing risks related to the public health crises, primarily the global pandemic associated with COVID-19. In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all 50 states within the United States. The COVID-19 outbreak has negatively impacted and may continue to negatively impact our operations and revenues and overall financial condition, similar to other medical device manufacturers, by decreasing the number of our products sold. RxSight has a limited commercial history, as all but eight months of commercial history has occurred during the COVID-19 crisis. Total IOL procedure volume dropped 17% in the US and 25% globally from 2019 to 2020 due principally to the COVID-19 pandemic, as health care organizations globally have prioritized the treatment of patients with COVID-19. In the United States, governmental authorities had recommended, and in certain cases required, that elective, specialty and other procedures and appointments, be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19. These measures and challenges may continue for the duration of the pandemic, which is uncertain, and will reduce our revenue while the pandemic continues.

Numerous state and local jurisdictions imposed, and in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in our headquarters closing, work stoppages, slowdowns and delays, travel restrictions and cancellation of training and other events, among other effects, thereby negatively impacting our operations. Other disruptions or potential disruptions, including to our supply chain, restrictions on our personnel and personnel of partners to travel and access customers for training and case support; delays in approvals by regulatory bodies; delays in product development efforts; and additional government requirements or other incremental mitigation efforts that may further impact our capacity to manufacture, sell and support the use of our RxSight system. In addition, even after the “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19 were significantly reduced in the second quarter of 2021, we continue to experience disruptions to our business, including patients and customers continuing to be cautious in restarting elective procedures in light of the continued risk posed by the virus.

As we continue to actively advance our clinical, discovery and research programs, we are in close contact with the third parties we engage with, who are primarily located in the United States, and are assessing the impact of the COVID-19 pandemic on each of our programs, expected timelines and costs on an ongoing basis. In light of ongoing developments relating to the COVID-19 pandemic, the focus of healthcare providers on fighting the virus, and consistent with the FDA’s industry guidance for conducting clinical trials, we and our contract research organizations have made certain adjustments to the operation of our clinical trials in an effort to ensure the monitoring and safety of patients and minimize risk to trial integrity during the pandemic and generally. Other COVID-related guidance recently released by the FDA includes statistical considerations for clinical trials conducted during the COVID-19 public health emergency and post marketing adverse event reporting for medical products during a pandemic. We may need to make further adjustments in the future, including implementation of new policies and procedures.

While the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. We expect any further shelter-in-place policies and restrictions on elective surgical procedures worldwide to have a substantial near-term impact on our revenue. During the COVID-19 pandemic, our customers, including doctors and other providers, have experienced financial hardship and some of them may not fully recover. This could lead to some of these customers temporarily or permanently shutting down, filing for bankruptcy or being acquired by larger health systems, leading to reduced procedures and/or additional pricing pressure on our products. The COVID-19 pandemic has also resulted in a significant increase in unemployment in the United States which may continue even after the pandemic. The occurrence of any such events may lead to reduced disposable income and access to health insurance which could adversely affect the number of our RxSight systems sold after the pandemic has ended.

Key business metrics

We regularly review several operating and financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plan and make strategic decisions. We believe the number of LDDs installed, LALs implanted and the number of doctors and other providers performing surgery with our products are indicators of our ability to drive adoption and generate revenue. We believe these are important metrics for our business. Due to our limited commercial history, all but eight months of which have occurred during the COVID-19 pandemic, we are not yet able to assess seasonality and other trends, and we will continue to evaluate our business in the future using these and other financial metrics as we observe trends in our business.

We believe the number of LDDs sold in each quarter and installed at the end of each period are important metrics as they represent an installed base into which we can sell our LALs.

	2019					2020					2021

	Q1	Q2	Q3		Q4	Q1	Q2	Q3		Q4	Q1
LDDs Sold			10	*	9	15	15	20	*	23	13
Installed Base at End of Period			10		19	34	49	69		92	105

*	One LDD placed for rent Q3 2019 at a university & one LDD converted from clinical to commercial use in Q3 2020

We believe the number of LALs sold (reported as implanted in a patient) in each quarter is an important metric indicative of adoption and utilization of our RxSight system. While an important metric, the COVID-19 pandemic and severe weather in the first quarter 2021 impacted trends in our business. In the second quarter of 2020, the number of our LALs sold decreased as compared to the first quarter of 2020 as ambulatory surgery centers (ASCs), where most cataract surgeries are performed, were closed to elective surgeries for six or more weeks. In the third quarter 2020, LALs sold increased as compared to the second quarter of 2020, reflecting, we believe, some resurgence of surgeries when ASCs re-opened, with sales of LALs in the fourth quarter of 2020 continuing to increase sequentially, despite seasonal holidays. During the first quarter of 2021, however, the U.S. saw a resurgence in COVID-19 cases attributed to holiday travel and gatherings and severe weather in Texas and other southern states, resulting in reduced LAL sales for such period.

	2019				2020				2021

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
LALs Sold		26	336	575	719	662	1,513	1,577	1,567

Components of results of operations

Sales

Our revenue consists of the sale of LALs used in cataract surgeries, the LDDs for delivering light to the LALs to adjust the lens post-surgery, as needed, and service and accessories (UV protective glasses and LAL insertion device). Revenue is derived from sales of products primarily in the U.S. and sales to a single customer in each of Germany and Mexico. Customers are primarily comprised of ophthalmic practices (LDD sales) and ambulatory surgery centers (LAL sales). We expect revenue to increase in absolute dollars as we expand our sales organization and sales territories, add customers, expand the base of doctors and other providers that are trained to use our products, and expand awareness of our products with new and existing customers and as doctors and other providers perform more procedures using our products.

LALs are held at customer sites on consignment. The single performance obligation is satisfied, and revenue is recognized for LALs upon customer notification that the LALs have been implanted in a patient.

Our LDD contracts contain multiple performance obligations bundled into one transaction price, with all obligations generally satisfied within one year. The LDD capital asset and related components revenue is recognized upon installation and customer acceptance training is recognized upon completion of at least one doctor and the initial warranty and service agreement are recognized ratably over the service period. After the first year, service contracts can be purchased separately on a standalone basis. As of December 31, 2019, the Company deferred revenue of $10,000 related to such service agreements and $345,000 as of December 31, 2020. Revenue for such service agreements will be recognized over the term of each contract.

For the year ended December 31, 2019 and 2020, revenue from contracts with customers consisted of the following:

	2019	2020
	(in thousands)
LDD (including training)	$1,187	$10,159
LAL	1,026	4,256
Accessories and Service Warranty	28	263

	$2,241	$14,678

For the year ended December 31, 2019, we had two customers who individually accounted for approximately 35% and 14% of revenue. For the year ended December 31, 2020, we had one customer who individually accounted for approximately 27% of revenue.

Cost of sales

Cost of sales consists of materials, labor and manufacturing overhead internally to produce the Company’s products as well as the cost of shipping and handling. Overhead costs include the cost of quality assurance, material procurement, inventory control, facilities, equipment and operations supervision and management, including stock-based compensation. Cost of sales also includes depreciation expense for production equipment and certain direct costs such as shipping costs and royalty and license fee expense. Shipping costs billed to customers are included in sales. We expect cost of sales to increase in absolute dollars as our revenue grows and more of our products are sold.

We calculate gross margin as gross profit/loss divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, including average selling prices, product sales mix, production and ordering volumes, manufacturing costs, product yields, headcount and cost-reduction strategies. Our gross margin could fluctuate from quarter to quarter as we introduce new products, and as we adopt new manufacturing processes and technologies.

Our LDD, as is typical of many medical device capital equipment products, has a low gross margin, as the material cost of the LDD is significant, representing close to 50% of the total cost to manufacture. In addition, we do not mark up our LDD substantially, as LDDs, as sold, generate LAL procedures. Our LAL gross margin is higher, with low material cost but high fixed overhead costs. As our manufacturing volume of the LAL increases, we expect the gross margin may improve significantly.

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative, or SG&A, expenses consist primarily of compensation for personnel, including stock-based compensation, related to administrative, selling and marketing functions, education programs for doctors and other providers, commercial operations and analytics, finance, information technology and human resource functions. Other SG&A expenses include sales commissions, travel expenses, promotional activities, marketing initiatives, market research and analysis, conferences and trade shows, training for doctors and other providers, professional services fees (including legal, audit and tax fees), insurance costs, general corporate expenses and facilities-related expenses. We expect SG&A expenses to continue to increase in absolute dollars as we expand our sales and marketing organization and infrastructure to both drive and support the anticipated growth in revenue and due to additional legal, accounting, insurance and other expenses associated with being a public company.

Research and development expenses

Research and development expenses consist of expenses incurred in performing research and development and engineering activities for new products and technology, clinical studies and regulatory submissions and compliance. The expenses include compensation and benefits (including stock-based compensation), costs incurred at clinical trial sites, regulatory and manufacturing engineering costs, including those related to various laboratory and research equipment and supplies, expense of pre-approved inventory utilized for clinical trial and research purposes, costs incurred in the development of manufacturing processes in excess of capitalizable value, fees paid to consultants and contract clinical organizations and direct FDA related costs and costs related to FDA premarket approval submission preparation. Research and development expenses are expensed as incurred. We expect R&D expenses as a percentage of revenue to vary over time depending on the level and timing of our new product development efforts, as well as our clinical development, clinical trials and registries and other related activities.

Gain/loss on sale of equipment

Gain/loss on sale of equipment in 2019 primarily represents the gain or loss on the sale of LDDs classified as fixed assets (originally placed at clinical sites) six of which were subsequently sold to those clinical sites for commercial use.

Change in fair value of warrants

Change in fair value of warrants consists of gains and losses resulting from the remeasurement of the fair value of our preferred stock warrant liabilities at each balance sheet date. We will continue to record adjustments to the estimated fair value of the preferred stock warrants until they are exercised, expire or at such time as the warrants are treated as equity for accounting.

Expiration of warrants

Expiration of warrants represents the gain from the expiration of warrants unexercised and the reversal of the corresponding warrant liability is recorded.

Interest expense

Interest expense consists primarily of interest incurred on our outstanding indebtedness and non-cash interest related to the amortization of debt discount and issuance costs associated with our indebtedness.

Interest and other income, net

Interest and other income, net consists primarily of interest income earned on our cash and cash equivalents.

Accretion to redemption value of redeemable preferred stock and preferred stock options

Due to the Special Redemption provision in place in our Articles of Incorporation and until the unexercised Series W Warrant expiration on March 31, 2021 all equity instruments were redeemable and evaluated as probable of redemption through early December 2020. No accretion was calculated during the three months ended March 31, 2021. For common and preferred stock, the value of the accretion was calculated as the estimated future redemption amount accreted to the estimated redemption date using the effective interest rate. For stock options the value of accretion was calculated at the estimated future redemption amount less the strike price, recognized over the same period as the corresponding service period for which stock-based compensation is recognized.

Earnings allocated to redeemable preferred stock

The Company has two classes of common stock and participating securities, which include convertible preferred stock. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. Basic and diluted net income (loss) per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. In periods of net income, after adjusting for accretion and dividends, net income is attributed to both common stockholders and participating security holders, as if all of the earnings for the period had been distributed. Diluted earnings per share under the two-class method is calculated using the more dilutive of the treasury stock or the two-class method.

Comprehensive income

All components of comprehensive income, including net income (loss), are reported in the consolidated financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on short-term investments and foreign currency translation adjustments.

Unaudited Pro Forma Information

Upon the closing of this offering, all outstanding shares of our convertible preferred stock will automatically convert into shares of our common stock assuming the sale of shares in this offering at the assumed public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus. The pro forma net income (loss) per share attributable to common stockholders, basic and diluted for the year ended December 31, 2020 were computed using the weighted average shares of common stock outstanding, basic and diluted including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates if later. Pro forma net income (loss) per share does not include the shares expected to be sold in this offering.

The following table sets forth the computation of the pro forma net loss per share attributable to common stockholders, basic and diluted for the period presented.

Year Ended December 31, 2020
(in thousands, except share and per-share amounts)
(unaudited)

Numerator:
Net income (loss) used in calculating pro forma net loss per share attributable to common stockholders, basic and diluted	$

Denominator:
Weighted-average common shares outstanding
Weighted-average convertible preferred stock
Pro forma weighted-average shares outstanding, basic and diluted

Pro forma weighted-average net income (loss) per share, basic and diluted	$

Results of operations

Comparison of the three months ended March 31, 2020 and 2021

The following table summarizes our unaudited results of operations for the three months ended March 31, 2020 and 2021, together with the dollar increase or decrease and percentage change in those items.

	Three months ended March 31		Change
	(unaudited)
(in thousands, except share amounts, per-share data and percentages)	2020	2021	($)	(%)
Sales	$2,888	$3.484	$596	20.6%
Cost of sales	2,810	2,365	445	15.8

Gross profit	$78	$1,119	$1,041	1,334.6%

Operating expenses:
Selling, general and administrative	3,698	5,611	1,913	51.7
Research and development	5,777	6,643	866	15.0

Total operating expenses	9,475	12,254	2,779	29.3

Loss from operations	$(9,397)	$(11,135)	$(1,738)	(18.5)%

Other income (expense), net:
Change in fair value of warrants	(7,407)	—	(7,407)	(100.0)%
Expiration of warrant	—	5,018	(5,018)	(100.0)
Interest expense	(5)	(698)	693	(138.6)
Interest and other income	312	17	295	94.5

Loss before income taxes	(16,497)	(6,798)	9,699	58.8

Income tax expense	5	7	(2)	40.0

Net loss	$(16,502)	$(6,805)	$9,697	58.8%

Accretion to redemption value of redeemable preferred stock and redeemable stock options	(4,246)	—	4,246	100.0
Net loss attributable to common stockholders	(20,748)	(6,805)	(13,943)	67.2
Other comprehensive income
Unrealized gain on short-term investments	77	7	(70)	90.9
Foreign currency translation loss	(1)	(4)	3	(300.0)

Total other comprehensive income	76	3	(73)	(96.1)

Comprehensive loss	$(16,426)	$(6,802)	$(9,624)	(58.6)%

Sales

Sales increased by $0.6 million to $3.5 million for the three months ended March 31, 2021 from $2.9 million for the three months ended March 31, 2020. The increase in total sales was due to sales of 848 more LALs and an increase in accessories and service warranties for a total of $0.9 million, due to an increase in our installed base of LDDs. This increase was offset partially by a decrease in sales of 2 fewer LDDs of $0.3 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. However, LAL sales in the first quarter of 2021 were slightly lower than the preceding fourth quarter of 2020 as the U.S. saw a resurgence in COVID-19 cases attributed to holiday travel and gatherings and severe weather in Texas and other southern states, resulting in reduced LAL sales in the first quarter of 2021.

Cost of sales

Cost of sales decreased by $0.4 million to $2.4 million for the three months ended March 31, 2021 from $2.8 million for the three months ended March 31, 2020 due to the decrease in the number of LDDs sold and associated service warranties partially offset by an increase in LALs sold. Gross margin increased to 32.1% in the three months ended March 31, 2021 from 2.7% for the three months ended March 31, 2020 due to improved operating leverage as well as an increase in gross margin on LDDs.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $1.9 million to $5.6 million for the three months ended March 31, 2021 from $3.7 million for the three months ended March 31, 2020, an increase of 52%. This increase was primarily attributable to an increase in selling and marketing personnel costs of $1.0 million due mainly to additional headcount as well as an increase in general and administrative expenses of $0.9 million due primarily to an increase in accounting and legal expenses of $0.4 million, personnel-related expenses of $0.3 million as well as stock-based compensation, facilities and other expenses of $0.2 million.

Research and development expenses

Research and development expenses increased by $0.9 million to $6.6 million for the three months ended March 31, 2021 from $5.8 million for the three months ended March 31, 2020, an increase of 15%. This increase was primarily attributable to an increase of $0.5 million in personnel costs due primarily to higher incentive pay, as well as increased material costs of $0.4 million and an increase in stock-based compensation expense of $0.2 million partially offset by a decrease in facilities and information technology expense of $0.2 million.

Other income (expense), net

Other income (expense), net, increased by $11.4 million to $4.3 million for the three months ended March 31, 2021 from a $7.1 million loss for the three months ended March 31, 2020 due to the change in the fair value of the liability classified warrants of $7.4 million and the expiration of an unexercised liability classified common stock warrant resulting in a revaluation gain for the three months ended March 31, 2021 of $5.0 million, partially offset by an increase in interest expense of $0.7 million and reduced interest income of $0.3 million.

Accretion to redemption value of redeemable preferred stock and redeemable stock options

Accretion to redemption value of redeemable preferred stock and redeemable stock options was $0.0 million for the three months ended March 31, 2021 and $4.2 million for the three months ended March 31, 2020 due to the determination that the redemption of these equity instruments was no longer probable in December 2020 when accretion ceased.

Other comprehensive income

Other comprehensive income decreased by $0.1 million to $0.0 million for the year ended March 31, 2021 from income of $0.1 million for the three months ended March 31, 2020 due primarily to a decrease of $0.1 million in the unrealized gain on short-term investments.

Comparison of the years ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020, together with the dollar increase or decrease and percentage change in those items:

	Year ended December 31		Change
(in thousands, except share amounts, per-share data and percentages)	2019	2020	($)	(%)
Sales	$2,241	$14,678	$12,437	555.0%
Cost of sales	4,060	12,973	8,913	219.5

Gross profit (loss)	$(1,819)	$1,705	$3,524	193.7%

Operating expenses:
Selling, general and administrative	15,203	15,176	27	0.2
Research and development	29,569	21,934	(7,635)	(25.8)
(Gain) loss on sale of equipment	(521)	7	528	101.3

Total operating expenses	44,251	37,117	(7,134)	(16.1)

Loss from operations	$(46,070)	$(35,412)	$10,658	23.1%

Other income (expense), net:
Change in fair value of warrants	169,230	63,011	(106,219)	62.8%
Expiration of warrants	803	—	(803)	(100.0)
Interest expense	(26)	(510)	(484)	1,861.5
Interest and other income	2,307	543	(1,764)	76.5

Income before income taxes	126,244	27,632	(98,612)	78.1

Income tax expense	24	57	33	137.5

Net income	$126,220	$27,575	$(98,645)	78.1%

Accretion to redemption value of redeemable preferred stock and redeemable stock options	(82,121)	(24,209)	57,912	70.5
Earnings allocated to redeemable preferred stock	(17,972)	—	17,972	(100.0)
Net income attributable to common stockholders	26,127	3,366	(22,761)	(87.1)
Other comprehensive income (loss)
Unrealized gain (loss) on short-term investments	68	(49)	117	172.1
Foreign currency translation gain	5	—	5	(100.0)

Total other comprehensive income (loss)	73	(49)	(122)	(167.1)

Comprehensive income	$126,293	$27,526	$(98,767)	(78.2)%

Sales

Sales increased by $12.4 million to $14.7 million for the year ended December 31, 2020 from $2.2 million for the year ended December 31, 2019. The increase in sales was due to sales of 60 more LDDs within an ASP increase of $42,130 per LDD and 3,534 more LALs. During 2020 the COVID-19 pandemic has made sequential quarter-to-quarter trending difficult. In mid-March 2020, ambulatory surgery centers (ASCs), where most cataract surgeries were performed, were closed to elective surgeries for six or more weeks, with the second quarter 2020 LAL sales lower than the first quarter, an increase in LAL sales in the third quarter as ASC’s re-opened and a slight increase again in the fourth quarter, despite seasonal holidays.

Cost of sales

Cost of sales increased by $8.9 million to $13.0 million for the year ended December 31, 2020 from $4.1 million for the year ended December 31, 2019 due to the increase in the number of products sold and associated service warranties. Gross margin increased to 11.6% in the year ended December 31, 2020 from an 81.2% loss due to improved operating leverage on a higher volume of units sold.

Selling, general and administrative expenses

Selling, general and administrative expenses remained at $15.2 million for the years ended December 31, 2020 and 2019. An increase in selling and marketing personnel related expenses of $2.1 million due mainly to additional headcount was offset by a decrease in general and administrative costs of $2.1 million due to lower facilities costs and lower stock-based compensation costs.

Research and development expenses

Research and development expenses decreased by $7.6 million to $21.9 million for the year ended December 31, 2020 from $29.6 million for the year ended December 31, 2019, a decrease of 26%. This decrease was primarily attributable to a decrease of $5.6 million in personnel costs due primarily to reduced personnel headcount and lower incentive pay due to the cancelation of accrued incentives that were subsequently determined would not be earned, as well as a decrease of $1.7 million in clinical costs due to the completion of two clinical studies in 2019 and decreased material costs of $1.1 million, partially offset by an increase in facilities and information technology expense of $0.5 million as well as an increase in stock-based compensation expense of $0.3 million.

Gain/loss on sale of equipment

Gain/loss on sales of equipment was $0.5 million for the year ended December 31, 2019 as compared to a loss of $0.06 million for the year ended December 31, 2020 from a gain on the sale of fully depreciated assets in 2019.

Other income (expense), net

Other income, net, decreased by $109.3 million to $63.0 million for the year ended December 31, 2020 from $172.3 million for the year ended December 31, 2019 due primarily to the revaluation of the fair value of warrant liabilities of $106.2 million, a decrease in interest income of $1.8 million and a gain on expiration of preferred stock warrants classified as liabilities of $0.8 million, partially offset by an increase in interest expense of $0.5 million on $25 million debt drawn on October 28, 2020.

Accretion to redemption value of redeemable preferred stock and redeemable stock options

Accretion to redemption value of redeemable preferred stock and redeemable stock options decreased by $64.8 million to $38.3 million for the year ended December 31, 2020 from $103.1 million for the year ended December 31, 2019 due to the reduction in the estimated per-share amount used to calculate accretion for common and preferred stock and also due to negative accretion for the year ended December 2020 caused by the same reduction in the estimated per-share amount for stock options.

Earnings allocated to redeemable preferred stock

Earnings allocated to redeemable preferred stock decreased to zero for the year ended December 31, 2020 from $18.0 million for the year ended December 31, 2019. For the year ended December 31, 2020, no undistributed earnings were available to redeemable preferred stock after adjusting net income for accretion to estimated redemption value for all categories of securities; preferred stockholders are not contractually obligated to share in undistributed losses.

Other comprehensive income (loss)

Other comprehensive income increased by $0.1 million to $0.1 million for the year ended December 31, 2020 from a loss of $.049 million for the year ended December 31, 2019 due primarily to an increase of $0.1 million in the unrealized gain on short-term investments.

Liquidity and capital resources

Sources of liquidity

We have incurred significant operating losses and negative cash flows from operations since our inception, and we anticipate that we will incur significant losses for at least the next several years. As of March 31, 2021, we had cash, cash equivalents and short-term investments of $64.4 million. For the years ended December 31, 2020 and 2019, our net losses from operations were $35.4 and $46.1 million, respectively, and our net cash used in operating activities was $35.2 million and $40.6, respectively. For the three months ended March 31, 2021 and 2020 we had a loss from operations of $11.1 million and $9.4 million, respectively. We had an accumulated deficit of $437.4 million as of March 31, 2021.

To date, our primary sources of capital have been private placements of preferred stock, a structured transaction with a strategic partner, debt financing and revenue from sales of our products.

Funding requirements

Our future liquidity and capital funding requirements will depend on numerous factors, including:

•	our revenue growth;

•	our research and development efforts;

•	our sales and marketing activities;

•	our ability to raise additional funds to finance our operations;

•	the outcome, costs and timing of any clinical trial results for our current or future products;

•	the emergence and effect of competing or complementary products;

•

our ability to maintain, expand, enforce and defend our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, maintenance, defense and enforcement of any patents or other intellectual property rights;

•	our ability to retain our current employees and the need and ability to hire additional management, sales, research and development, scientific and customer support personnel;

•	the terms and timing of any collaborative, licensing or other arrangements that we have or may establish;

•	debt service requirements;

•	the extent to which we acquire or invest in businesses, products or technologies; and

•	the impact of the COVID-19 pandemic.

Based on our current planned operations, we expect that our current cash, cash equivalents and short-term investments will be sufficient to fund our operations for at least 12 months after the date our most recent financial statements were issued. Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations. We may require additional financing to fund working capital and pay our obligations. We may seek to raise any necessary additional capital through a combination of public or private equity offerings and/or debt financings. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us, if at all. If adequate funds are not available on acceptable terms when needed, we may be required to significantly reduce operating activities, which may have a material adverse effect on our business and/or results of operations and financial condition. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Additional capital may not be available on reasonable terms, or at all.

See the section of this prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.

Summary statement of cash flows

The following table sets forth the primary sources and uses of cash, cash equivalents, and restricted cash for each of the periods presented below:

	Years ended December 31,		Three months ended March 31, (unaudited)
	(In thousands)
	2019	2020	2020	2021

Net cash (used in) provided by:
Operating activities	$(40,619)	$(35,203)	$(12,218)	$(10,252)
Investing activities	(5,870)	15,591	24,225	14,503
Financing activities	1,330	25,237	75	6,144
Effect of foreign exchange rate on cash, cash equivalents and restricted cash	5	—	(1)	(4)

Net increase (decrease) in cash, cash equivalents and restricted cash	$(45,154)	$5,625	$12,081	$10,391

Cash used in operating activities

Net cash used in operating activities for the three months ended March 31, 2021 was $10.3 million, consisting primarily of a net loss of $6.8 million, a non-cash gain on expiration of an unexercised warrant of $5.0 million, an increase in operating assets and liabilities of $0.7 million, offset by non-cash stock-based compensation of $1.2 million and depreciation and amortization of $1.0 million.

Net cash used in operating activities for the three months ended March 31, 2020 was $12.2 million, consisting primarily of a net loss of $16.5 million, an increase in operating assets and liabilities of $4.4 million, offset by the non-cash change in fair value of liability classified warrants of $7.4 million, depreciation of $0.9 million and stock-based compensation of $0.6 million.

Net cash used in operating activities for the year ended December 31, 2020 was $35.2 million, consisting primarily of loss from operations of $35.4 million, an increase in operating assets and liabilities of $7.8 million, offset by non-cash stock-based compensation of $4.2 million and depreciation and amortization of $3.9 million.

Net cash used in operating activities for the year ended December 31, 2019 was $40.6 million, consisting primarily loss from operations of $46.1 million, an increase in operating assets and liabilities of $4.0 million and the amortization of discount of short-term investments of $2.0 million, partially offset by non-cash stock-based compensation of $4.6 million, depreciation and amortization of $3.8 million and the provision for obsolete and excess inventory of $1.1 million.

Cash used in investing activities

Net cash provided by investing activities for the three months ended March 31, 2021 was $14.5 million, consisting of net maturities of short-term investments of $15.0 million, offset by net purchases of property and equipment of $0.5 million.

Net cash provided by investing activities for the three months ended March 31, 2020 was $24.2 million, consisting of net maturities of short-term investments of $25.1 million, offset by net purchases of property and equipment of $0.8 million.

Net cash provided by investing activities for the year ended December 31, 2020 was $15.6 million, consisting of net maturities in short-term investments of $18.1 million, offset by net purchases of property and equipment of $2.5 million.

Net cash used in investing activities for the year ended December 31, 2019 was $5.9 million, consisting of purchases of property and equipment and leasehold improvements of $4.1 million and net maturities of short-term investments of $2.4 million, offset by proceeds from sale of equipment of $0.6 million.

Cash from financing activities

Net cash from financing activities for the three months ended March 31, 2021 was $6.1 million, consisting primarily of proceeds from a draw on the Company’s term loan of $5.0 million and proceeds from stock options exercised of $1.2 million.

There were no significant financing cash flow activities in the three months ended March 31, 2020.

Net cash from financing activities for the year ended December 31, 2020 was $25.2 million, consisting of a draw on the Company’s term loan of $24.3 million, net, proceeds of stock options and warrants exercised of $1.1 million, offset in part by principal payments on finance lease liabilities of $0.1 million.

Net cash from financing activities for the year ended December 31, 2019 was $1.3 million, consisting of proceeds from stock options and warrants exercised of $1.5 million, offset in part by principal payments on finance lease liabilities of $0.2 million.

Contractual obligations and commitments

The following table summarizes our contractual commitments as of March 31, 2021 (in thousands):

	As of March 31, 2021 (unaudited)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Operating lease commitments	$7,442	$1,862	$3,500	$2,080	$—

Debt, principal and interest	$41,607	$2,805	$10,826	$27,975	$—
Total	$49,049	$4,667	$14,326	$30,055	$—

We also have a standby letter of credit, expiring September 30, 2024, issued by a financial institution as a required security for one operating lease. The aggregate amount of the letter of credit was $0.6 million and $0.4 million as of December 31, 2019 and December 31, 2020.

Term Loan

In October 2020, we entered into a loan and security agreement, or the Credit Agreement, with Bank of America, or BofA, as collateral agent, and Oxford Finance LLC, or Oxford Finance, as lender. The Credit Agreement provides for a tranche one loan advance in the amount of $25.0 million, which was fully funded on the closing date by the lender and a second tranche of $5.0 million in the first quarter of 2021, which was advanced on March 29, 2021. The Credit Agreement also provides for an additional two tranches in the amount of $5.0 million each in 2021 and another tranche in an amount of $10.0 million during 2021, subject to remaining in compliance with the terms of the credit facility. A final tranche in an amount of $10.0 million is available in the first quarter of 2022, subject to our achievement of a revenue milestone and remaining in compliance with the terms of the credit facility. We refer to our tranche one loan advance, tranche two loan advance, tranche three loan advance, tranche four loan advance, tranche five loan advance, and tranche six loan advance collectively as our credit facility.

The credit facility is secured by substantially all of our personal property other than our intellectual property, but includes any accounts receivable, other amounts owed and any proceeds of intellectual property. We also entered into a negative pledge arrangement with the collateral agent and lenders where we agreed not to encumber any of our intellectual property. Outstanding borrowings under the credit facility bear interest at an annual rate equal to the greater of (i) the Wall Street Journal 30-day LIBOR plus 9.09% and 0.16% or (ii) 9.25%. At our election, we may also switch to an interest rate equal to 10.25% plus the greater of (i) The Wall Street Journal Prime rate or (ii) 7%. The interest rate resets monthly on the last day of the month prior to the month in which interest accrues, and an actual/360-day convention applies. If we are considered to be in default, additional interest of 5% applies. We are required to make monthly payments of interest only through December 1, 2023, or the interest-only period; provided that the interest-only period maybe extended to December 1, 2024.

The Term Loan requires 36 months of interest-only payments, followed by 23-months of amortization. If the Company is in compliance with the Performance to Plan covenant through October 31, 2023, the interest-only period is extended by 12 months, and the amortization period is reduced by 11 months. Payments are due on the first day of each month in arrears. All unpaid amounts under the Term Loan mature on October 1, 2025.

The Term Loan is prepayable at any time without penalty; however, the loan must be prepaid in full or in specific increments and amounts prepaid may not be subsequently reborrowed. The loan may also be accelerated by the lender in the event of a default.

Borrowings under the credit facility are pre-payable at any time without penalty; however, the loan must be prepaid in full or in part one time in an amount not less than $5.0 million and amounts prepaid may not be subsequently reborrowed. If the loan is not fully prepaid by December 31, 2021, the Company will become subject to an additional fee (the “Exit Fee”). The fee is 3% of the original loan amount if prepaid between January 1, 2022 and October 31, 2022 ($750k); 4% if prepaid between November 1, 2022 and October 31, 2023 ($1 million); and 5% ($1.25 million) if paid subsequently, including at maturity. The loan may be accelerated by Oxford in the event of a default. The credit facility also includes certain customary affirmative and negative covenants, including certain financial covenants if the lenders make us the additional tranche advances. We were in compliance with all covenants under the credit facility as of December 31, 2020.

Critical accounting policies, significant judgments and use of estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Fair value of liability classified warrants to purchase stock

We recognize the freestanding warrants to purchase shares of convertible preferred stock as liabilities at fair value as these warrant instruments are embedded in contracts that may be cash settled. The convertible preferred stock warrants were issued for no cash consideration as detachable freestanding instruments but can be converted to convertible preferred stock at the holder’s option based on the exercise price of the warrant. However, the deemed liquidation provisions of the convertible preferred stock are considered contingent redemption provisions that are not solely within our control. Therefore, the convertible preferred stock is classified in temporary equity on the consolidated balance sheets, and the warrants to purchase the convertible preferred stock are classified as liabilities. We recognized a freestanding warrant to purchase a share of Series W common stock as a liability at fair value because this instrument was not indexed to our own stock as the settlement calculation incorporated variables other than those used to determine the fair value of a fixed-for-fixed forward or option on equity shares. The common stock warrant was issued for cash consideration as a freestanding instrument and could be converted to one share of common stock, Series W, at the holder’s option based on the exercise price of the warrant.

The warrants were recorded at their fair value on the date of issuance and are subject to re-measurement to fair value at each balance sheet date. Upon issuance of the Series W common stock warrant, we engaged valuation specialists to assist with determining the common stock warrant at an estimated fair value using a Monte Carlo simulation (“MCS”) approach. This valuation approach used a discounted cash flow (“DCF”) method to calculate the starting equity value of the Company based upon future cash flow generation. The starting equity value of the Company was determined utilizing significant unobservable inputs, including (1) forecasted financial projections for the next five years developed by management, (2) a terminal value assigned using an exit multiple method, and (3) a discount rate based on the weighted average cost of capital. Then a simulated equity value of the Company as of the expected exercise date was determined using the MCS method. The MCS inputs include: (1) the assumed amount of time until the exercise of the warrant, (2) the risk-free interest rate over the period until the assumed warrant exercise, (3) the assumed volatility in the value of the equity of the company, and (4) the starting equity value of the Company as determined from the discounted cash flow method. In order to determine the overall value of the warrant, the valuation specialists also simulated the payments for sales-based, operating and regulatory milestones based upon similar inputs to determine the expected overall purchase price of the Company. The net difference between the expected purchase price and the average simulated equity value determined the “option payoff”. Finally, management assigned a probability that the warrant would be exercised, based on the perspective of a market participant and the Company’s consideration of negotiations with and circumstances know about the warrant holder, which was applied to the present value of the “option payoff” to arrive at the fair value recorded at each reporting period.

In addition, we engaged the valuation specialists to derive an estimated fair value of the preferred stock warrants using a probability weighted expected return model/option pricing model (“PWERM/OPM”) hybrid valuation model. This method essentially utilized a combination of market and income method approaches for each part of the calculation of enterprise value and combines them in a probabilistic manner. The valuation considered several future scenarios for the Company, each of which assumed a shareholder exit either through initial public offering (“IPO”), sale (“M&A”) or dissolution. Implicit in the timing used in the application of the PWERM/OPM Hybrid Method is also the possibility of no exit. The option pricing model’s significant unobservable inputs included: (1) the assumed time until a liquidity event, (2) the risk-free interest rate over the period until the assumed liquidity event, (3) the assumed volatility in the value of the equity of the company (which corresponds to the model’s underlying asset volatility), (4) the enterprise value and preferred investment amount and (5) the key price points in the Company’s capital structure in terms of exit levels on the assumed liquidation date. A significant increase (decrease) in any of these inputs in isolation, particularly the estimated price of the Company’s preferred stock, would have resulted in a significantly higher (lower) fair value measurement.

We will continue to revalue the warrant liabilities for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, or the conversion of convertible preferred stock into common stock or until the holders of the convertible preferred stock can no longer trigger a deemed liquidation event. Pursuant to the terms of the preferred stock warrants, upon the conversion of the class of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of our common stock based upon the conversion ratio of the underlying class of preferred stock. The exercise of the common stock warrant or consummation of a qualified initial public offering would result in the automatic conversion of all classes of our preferred stock into common stock. Upon such conversion of the underlying classes of preferred stock, the warrants would be classified as a component of equity and will no longer be subject to remeasurement.

Revenue recognition

Our revenue is generated from the sale of light adjustable intraocular lenses (LAL) used in cataract surgery along with a specifically designed machine for delivering light to the eye, the Light Delivery Device (LDD), to adjust the lens post-surgery, as needed. Revenue is recognized from sales of products in the U.S. and Europe. Customers are primarily comprised of ambulatory surgery centers, hospitals, and physician private practices.

We recognize revenue when promised goods or services are transferred to customers at a transaction price that reflects the consideration to which we expect to be entitled in exchange for those goods and services. Specifically, we apply the following five steps to recognize revenue: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy a performance obligation. We apply the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. At contract inception, we assess the goods promised within each customer contract to determine the individual deliverables in its product offerings as separate performance obligations and assesses whether each promised good or service is distinct. The transaction price is determined based on the consideration expected to be received, either on the stated value in contractual arrangements or the estimated cash to be collected in non-contracted arrangements. We recognize revenue as the amount of the transaction price that is allocated to the respective performance obligation when, or as, the performance obligation is satisfied, considering whether or not this occurs at a point in time or over time. We elected to account for shipping costs as fulfillment costs rather than a promised service and exclude from revenue any taxes collected from customers that are remitted to government authorities.

Our LDD contracts contain multiple performance obligations bundled for one transaction price, with all obligations generally satisfied within one year. For these bundled arrangements, we account for individual products and services as separate performance obligations if they are distinct, that is, if a product or service is separately identifiable from other items in the bundled package, and if a customer can benefit from it on its own or with other resources that are readily available to the customer. Our LDD contracts include a combination of the following performance obligations: (1) LDD capital asset and related components, (2) training and (3) device service (initial year). Each of these three performance obligations are considered distinct. The LDD capital asset is distinct because the customer can benefit from it together with other resources that are readily available to the customer. Training on the use of the machine is offered as a distinct activity after installation of the LDD to enhance the customer’s ability to utilize the machine by having an industry professional provide best practices and customize training to the specific needs of the customer. Each LDD comes with a twelve-month manufacturer’s warranty (service-type) that includes preventative maintenance, unscheduled service (labor and parts) and software updates. After the first year, service contracts can be purchased separately on a standalone basis. We recognize revenue as performance obligations are satisfied by transferring control of the product or service to a customer. We have determined that the transaction price is the invoice price, net of adjustments, if any. The allocation to the separate performance obligations is based upon the relative standalone selling price. Standalone selling prices are based on observable prices at which we separately sell the products or services, and we estimate the standalone selling price using the market assessment approach considering market conditions and entity-specific factors including, but not limited to, features and functionality of the products and services, geographies, type of customer and market conditions. We regularly review and update standalone selling prices as necessary.

LALs are held at customer sites on consignment. The single performance obligation is satisfied, and revenue is recognized for LALs upon customer notification that the LALs have been implanted in a patient. For the three months ended March 31, 2021 and 2020, credits related to returns and rebates on list prices were not significant.

We have adopted the practical expedient permitting the direct expensing of costs incurred to obtain contracts where the amortization of such costs would occur over one year or less, and it applied to substantially all our contracts.

Determination of fair value of common stock

We are required to estimate the fair value of the common stock underlying our stock-based awards.

Since there has been no public market of our common stock to date, the fair value of the shares of common stock underlying our share-based awards was estimated on each stock-based award grant date by our board of directors. To determine the fair value of our common stock, our board of directors considered input from management, valuations of our common stock prepared by independent valuation specialists using approaches and assumptions consistent with the American Institute of Certified Public Accountants Statement on Standards for Valuation Services, and assessment of additional factors that it believed were relevant or that may have changed from the date of the most recent valuation through the date of the grant. These factors include, but are not limited to:

•	our results of operations, financial position, and capital resources;

•	our stage of development and progress of our research and development and commercialization activities;

•	our business conditions and projections;

•	the external market conditions affecting the medical device industry sector;

•	the trends and developments in our industry;

•	the valuation of publicly traded companies in our industry sector, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•	the prices at which we sold shares of our convertible preferred stock to outside investors in arms- length transactions;

•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock; and

•	the likelihood of achieving a liquidity event for our security holders, such as an initial public offering or a sale of our company, given prevailing market conditions.

For our valuations performed as of dates subsequent to December 31, 2019, we used a hybrid method of OPM and the Probability-weighted Expected Return Method, or PWERM. PWERM considers various potential liquidity outcomes. Our approach included the use of an initial public offering scenario and a scenario assuming continued operation as a private entity. Under the hybrid OPM and PWERM approach, the per share value calculated under OPM and PWERM are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied.

Following the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for stock-based awards we may grant, as the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Stock-based compensation

We account for stock-based payments at fair value. For stock-based awards that vest subject to the satisfaction of a service requirement, the fair value measurement date for such awards is the date of grant and the expense is recognized on a straight-line basis, over the expected vesting period. For stock-based awards that vest subject to a performance condition, we recognize compensation cost for awards if and when we conclude that it is probable that the awards with a performance condition will be achieved on an accelerated attribution method. We account for forfeitures as they occur.

We calculate the fair value measurement of stock options using the Black-Scholes option pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgement.

Fair value of common stock—see the subsection titled “Common Stock Valuations” above.

Expected Term—The expected term represents the period that we expect our stock-based awards to be outstanding. We used the simplified method (based on the mid-point between the vesting date and the end of the contractual term) to determine the expected term.

Expected Volatility—Since we are privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average historical volatilities for comparable publicly traded medical device companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle and area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our stock price becomes available.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Dividend Yield—We have never paid dividends on common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

See Note 12 to our audited consolidated financial statements and Note 9 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

Based upon the assumed initial public offering price of $            per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, the aggregate intrinsic value of options outstanding as of March 31, 2021 was $            million, of which $            million related to vested options and $            million related to unvested options.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Indemnification agreements

We enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement, misappropriation or other violation claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these arrangements is not determinable. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the fair value of these agreements is minimal.

Recent accounting pronouncements

See the section titled “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” in Note 2 to our financial statements included elsewhere in this prospectus for additional information.

Emerging growth company and smaller reporting company status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements. We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have chosen to irrevocably “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest rate risk

Our cash, cash equivalents and marketable securities as of March 31, 2021 consisted of $40.0 million, invested in government securities as well as $24.4 million invested in bank deposits and money market funds. Our historical interest income has not fluctuated significantly. We do not believe that a hypothetical 10% change in interest rates would have a material impact on our consolidated financial statements included elsewhere in this prospectus. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. As of March 31, 2021, we had $29.5 million in variable rate debt outstanding. Our Credit Agreement bears interest at an annual rate equal to the greater of (i) the Wall Street Journal prime rate plus 9.09% or (ii) 9.25%. A hypothetical change in interest rates of 10% would have resulted in a change of $0.1 million in interest expense in for the three months ended March 31, 2021.

Foreign currency exchange risk

Our reporting currency is the U.S. dollar and our sales outside the United States are primarily denominated in Euros and GBP. For the years ended December 31, 2020 and 2019, approximately 0.3% and 0.5%, respectively, of our sales were denominated in currencies other than U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which are primarily in the United States and Europe. If our operations in countries outside of the United States grows, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. For example, if the value of the U.S. dollar increases relative to foreign currencies, in the absence of a corresponding change in local currency prices, our revenue could be adversely affected as we convert revenue from local currencies to U.S. dollars. In addition, because we conduct business in currencies other than U.S. dollars, but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could impact our results of operations. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies. We do not believe that a hypothetical 10% change in the relative value of the U.S. dollar to other currencies would have a material impact on our consolidated financial statements included elsewhere in this prospectus.

Business

Overview

We are a commercial-stage medical technology company dedicated to improving the vision of patients following cataract surgery. Our proprietary RxSight Light Adjustable Lens system (“RxSight system”), comprised of our RxSight Light Adjustable Lens (“LAL”), RxSight Light Delivery Device (“LDD”) and accessories, is the first and only commercially available intraocular lens (“IOL”) technology that enables doctors to customize and optimize visual acuity for patients after cataract surgery. Our LAL is made of proprietary photosensitive material that changes shape in response to specific patterns of ultraviolet (“UV”) light generated by our LDD. With the RxSight system, the surgeon performs a standard cataract procedure to implant the LAL, determines refractive error with patient input after healing is complete, and then uses the LDD to modify the lens with the exact amount of visual correction needed to achieve the patient’s desired vision outcomes. Alternative IOL technologies, in contrast, are not adjustable following the procedure and therefore require patients to make pre-operative choices about their visual preferences, which can often result in patient dissatisfaction when visual outcomes fail to meet expectations. We designed our RxSight system to maximize patient and doctor satisfaction through superior visual outcomes. In the pivotal study that formed the basis for our FDA approval, the observed rate of eyes with 20/20 or better uncorrected distance visual acuity for our LAL was 70.1%. This compares favorably to the results of pivotal studies with similar study designs and patient populations that supported FDA approval of Alcon’s Acrysof Toric (38.4%), and J&J’s Tecnis Toric (43.6%). We began commercializing our solution in the United States in the third quarter of 2019 and are focused on establishing the RxSight system as the standard of care for premium IOL procedures. As of March 31, 2020, we had an installed base of 105 LDDs in ophthalmology practices, and we estimate 125 surgeons are regularly implanting our IOL. Since our inception, surgeons have performed over 10,000 surgeries with our RxSight system.

Cataract surgery is the most common surgical procedure in the world, with approximately 22 million cataract surgeries performed worldwide in 2020, including 3.7 million in the United States. A cataract is a loss of transparency in the normally clear lens of the eye that can cause blurry or hazy vision, significantly interfering with daily activities and affecting quality of life. Cataracts increase in prevalence with age and develop in approximately 50% of individuals by age 60 affecting both eyes 80-90% of the time and requiring surgery to restore vision in most cases. During cataract surgery, the patient’s natural lens is replaced with a clear artificial lens called an intraocular lens (“IOL”). There are two broad categories of IOLs used, conventional and premium. Based on the category of IOL used, cataracts surgeries can be differentiated as either conventional or premium procedures. In conventional cataract surgery, patients receive conventional monofocal IOLs that are designed to provide vision at one distance, and do not correct for corneal astigmatism and presbyopia. Nearly all conventional IOL patients therefore will need spectacles to attain their best vision after surgery. With premium cataract surgery, patients receive premium IOLs designed to correct for corneal astigmatism and/or presbyopia and therefore to provide for reduced spectacle dependence. Because 60% of cataract patients rate being spectacle free after cataract surgery as extremely important, we believe the premium IOL market is underpenetrated as only 11% and 14% of the total procedures worldwide and in the United States in 2020, respectively, were premium procedures. However, according to MarketScope, the premium IOL market represented 37% of the total IOL market for 2020, due to higher lens pricing, and is projected to grow significantly faster. According to MarketScope, the premium IOL market was an approximately $1.4 billion market worldwide in 2020, and while worldwide cataract procedure volumes were down approximately 25% due to the COVID-19 pandemic, the total revenue from premium IOLs to manufacturers was unchanged from 2019. This market is expected to grow at a compound annual growth rate (“CAGR”) of 14% from 2020 to 2026, relative to an approximately $2.3 billion market in 2020 and a 10.5% CAGR for the conventional IOL market. Premium cataract procedures are between 10 and 15 times more profitable for the doctors and ophthalmology practices than conventional cataract procedures. The premium IOL market is also less impacted by changes in reimbursement because patients are required to pay out-of-pocket to cover the full or incremental costs of premium cataract procedures (depending on the country), while healthcare payors typically cover the full cost of conventional cataract procedures.

We believe that the premium cataract surgery market remains underpenetrated due to both doctors’ and other providers’ reluctance to recommend premium IOL offerings to the full universe of eligible patients and patients’ confusion in assessing the tradeoffs associated with the wide range of commercially available premium IOL offerings. We believe current premium IOL offerings often cannot deliver on patient expectations with respect to the patient’s ability to see at near, intermediate and far distances without reliance on spectacles. Once a patient has selected a premium IOL, the surgeon must rely on a series of pre-operative diagnostic tests and predictive formulae to choose a lens that delivers the accuracy and outcomes desired by the patient. According to published clinical data from the pivotal studies of alternative premium IOL technologies, the percentage of patients that achieved 20/20 vision with both eyes at all distances was only 40%. As a result, doctors and other providers often lack confidence with current premium IOL offerings given their inability to meet patients’ expectations consistently.

We designed our RxSight system to address the shortcomings of existing premium IOL technologies and provide a solution that doctors and other providers can trust to improve visual outcomes. In contrast to alternative premium IOL solutions, for which patients are required (before surgery) to specify their visual priorities and willingness to accept optical trade-offs associated with those choices, our RxSight system offers peace of mind that patients can iterate their final vision characteristics with customized post-surgical adjustments. The surgeon first performs a standard cataract implant procedure, replacing the patient’s natural lens with the LAL. Approximately three weeks post cataract surgery, after healing has occurred, the patient undergoes a standard post-operative refraction to determine the refractive error and the prescription required to give the patient the best vision. This prescription is much like that used for spectacle lenses, but instead is used as an input to the LDD. To adjust the LAL, the patient is positioned at the LDD for a treatment that lasts between approximately 30 seconds and 2.5 minutes, depending on the required prescription. The patient returns after approximately three to five days, at which time they can undergo another refraction and adjustment, if needed, to “dial in” their best vision. Once the patient and the doctor are satisfied, then the adjustment is locked in for life with another light treatment. While up to three post-surgical adjustment visits are offered by the doctor or other provider, in our pivotal clinical study, patients had an average of 1.6 adjustments. While many patients choose to have both eyes corrected for distance, approximately 80% elect for what is called a blended vision approach that takes advantage of the LAL’s depth of focus to deliver a customized blended vision solution. By titrating the correction for near, intermediate or far in each eye, this approach provides the highest rates of excellent vision with both eyes at all distances.

We believe the RxSight Light Adjustable Lens system offers significant advantages over other commercially available conventional and premium IOLs that will drive its broad adoption. The primary benefits of our solution include:

•	first and only IOL that can be customized after surgery and healing of the eye;

•	provides doctors and other providers and patients with confidence in better visual outcomes and a low risk of side effects;

•	provides a precise treatment range and excellent vision rates with both eyes at all distances;

•	uses a familiar industry standard IOL implantation procedure and an IOL adjustment procedure that is easy-to-learn;

•	allows patients to preview their vision selection prior to LAL adjustment; and

•	provides a premium IOL alternative that can help doctors and other providers grow their practice revenues and profits.

Our RxSight system has FDA approval for reduction of residual astigmatism to improve uncorrected visual acuity after cataract surgery. Our system has also received the CE mark and marketing approval in Mexico for improving uncorrected visual acuity by adjusting the LAL power to correct residual postoperative refractive error. We are currently focusing our commercial efforts in the United States. Our commercial strategy is focused on a “land and expand” model through which we aim to drive new customer adoption, which generally begins with the sale of an LDD, and then help the customer incorporate the LAL into their practice to drive utilization and premium procedure growth. We believe this commercial strategy over time may provide a degree of predictability in terms of our commercial growth and a consumable revenue stream from sales of our LALs. We are currently focused on driving adoption with surgeons performing a high volume of premium cataract procedures. MarketScope estimates that there are approximately 4,000 surgeons that perform cataract surgeries in the United States as of 2020, and we estimate that approximately 1,600 surgeons performed approximately 70-80% of the premium procedures in the United States in 2020. We believe this provides an attractive and concentrated market opportunity addressable with a focused sales force. We currently employ a sales team that, as of April 2020 includes 6 sales directors, and a group of over 40 clinical specialists, field service and customer service personnel. While we intend to initially focus our growing commercial efforts in the United States, in the future, we may selectively pursue commercial expansion in Japan, Europe, Australia or other geographies with significant market opportunity for premium IOLs.

Our near-term research and development activities are focused on enhancements to the RxSight system to improve the patient and doctor and other provider experience, expand the range of patients that can be treated as well as expand its indications. We believe that over time, our adjustable lens solution can be used to address a broad range of cataract surgery patients, including those that would otherwise elect for a conventional cataract procedure today. Our vision is that a vast majority of the patients and doctors and other providers, that undergo or perform a cataract surgery procedure, will elect to use our RxSight technology that provides a customizable solution delivering better visual outcomes.

Our success factors

We are focused on establishing our RxSight system as the standard of care for premium cataract surgery and providing a solution that doctors and other providers and patients can trust to deliver optimal visual outcomes without unwanted visual side effects. We believe our key success factors include:

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First and only commercially available IOL technology that allows customization and optimization of patient vision after surgery.     We have developed our RxSight system over the last 20 years and have incorporated expertise and proprietary technologies across multiple disciplines, including optics, material science, chemistry, software and hardware engineering. Our LAL uses a proprietary silicone formulation that enables changing the mechanical and optical properties of the lens following implantation. Unlike other currently available IOLs, the vast majority of which are made from acrylic, the LAL contains both long and short silicone polymers, along with other photo-active compounds that enable permanent polymerization of the silicone post-operatively using UV light. Our LDD uses proprietary software and algorithms to deliver a short UV exposure treatment that polymerizes specific portions of the lens that allows doctors and other providers to adjust spherical and cylindrical refraction in 0.25 diopter increments, similar to the adjustment increments used to refract patients for glasses or contact lenses, as well as in other refractive procedures like LASIK. We believe our commitment to innovation, extensive technical capabilities, and world-class engineering teams will enable us to deliver future product enhancements and expansion of indications for our platform. Certain aspects of our RxSight system are protected by our portfolio of patents. As of March 31, 2021, we owned or exclusively in-licensed approximately 31 issued U.S. patents, 26 issued patents outside the United States, 11 pending non-provisional U.S. patent applications, 13 pending foreign patent applications and three pending Patent Cooperation Treaty applications.

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Superior visual outcomes and premium IOL experience for patients.     In the pivotal study that formed the basis for our FDA approval, the observed rate of eyes with 20/20 or better uncorrected distance visual acuity for our LAL was 70.1%. This compares favorably to the results of pivotal studies with similar study designs and patient populations that supported FDA approval of Alcon’s Acrysof Toric (38.4%), and J&J’s Tecnis Toric (43.6%). Additionally, LAL patients reported a low rate of glare or halo, visual side effects that are frequently reported with presbyopia correcting IOLs. We believe our system also delivers a premium experience for patients by shifting patient decisions from before surgery (after which they are difficult-to-change) to after surgery, when patients work with their doctors to dial-in their optimal visual acuity, thereby lowering the likelihood for remedial or secondary corrective procedures. We believe these qualities will lead to broad commercial adoption of the RxSight system.

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Attractive value proposition for doctors.     We believe the RxSight system provides a myriad of benefits for doctors that will help facilitate adoption and incorporation into their clinical practice. The clinical benefit of “dialing-in” to achieve superior visual outcomes after the procedure will give doctors and other providers more confidence to recommend a premium IOL solution that can meet patients’ expectations. This can provide economic benefits by empowering doctors and other providers to grow their practice by increasing the number of premium IOL surgeries, which generally have higher revenue and profit margin than conventional procedures. Over the longer term, we also believe that using our technology can help drive patient referrals to the practice. We designed and are offering our LDD at a price to create an attractive return on investment for our customers over a reasonable period of time. For example, an online, third-party survey of 15 practices that use the RxSight System by Haffey & Company revealed that LAL procedures were sourced from all other categories of other IOLs and were well balanced across monofocal, astigmatism-correcting and presbyopia-correcting IOLs. Based on an average of 16 LAL cases per month at these practices, a payback period of five months for the purchase price of the LDD was seen. Using lower national average selling prices for astigmatism-correcting and presbyopia-correcting IOLs and a monthly procedural volume of only six cases resulted in a payback period of 17 months for such practices. Following the payback period, practices continue to reap the financial benefits of converting patients to the higher revenue RxSight procedure. Our RxSight system also offers several practice and workflow benefits. Because the RxSight is a versatile lens that can be used to address a wide variety of different patients and their needs, we believe doctors and other providers can use the LAL as their primary and first choice of premium IOL, rather than having to choose between, and hold in inventory, different IOLs to address different patient needs. The RxSight implantation procedure is a familiar industry standard IOL implantation procedure and the light adjustment procedure is easy-to-learn, which we believe will help lower barriers to adoption.

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Large and growing IOL market underpenetrated within broader IOL industry.     Cataract surgery is the most common surgical procedure in the United and worldwide, with over 22 million procedures performed globally and 3.7 million procedures performed in the United States in 2020. While 60% of cataract patients rate being spectacle free after cataract surgery as extremely important, only 11% and 14% of the total procedures worldwide and in the United States, respectively were premium procedures in 2020. According to MarketScope’s 2021 IOL Report, the market for premium IOLs was approximately $800 million in the United States and $1.4 billion worldwide in 2020, and is expected to grow at a CAGR of 14% and 14%, respectively through 2026. We believe our RxSight system addresses key limitations that have slowed adoption of premium cataract procedures and premium IOL market growth. We believe there is an opportunity to not only gain share in the premium IOL segment of the market but also increase penetration of premium IOLs in the broader IOL market, by converting doctors and other providers as well as patients with astigmatism currently electing for conventional cataract surgery.

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Primarily out-of-pocket, cash-pay procedure, which we believe makes the premium IOL market less sensitive to reimbursement.     The premium IOL market benefits from well-established and attractive payment dynamics with, we believe, limited reimbursement risk. In the U.S., healthcare payors typically reimburse the surgeon and facility fee, which represent a fraction of the total procedure cost, while patients pay the surgeon an additional fee, which accounts for a significantly larger component of the total cost. Patients have traditionally demonstrated a willingness to pay the incremental out-of-pocket fee to achieve differentiated visual outcomes associated with premium IOLs and premium-cash pay ophthalmic procedures, such as LASIK, are well established. Given the unique benefits and advantages of the RxSight system, we believe customers will find our value proposition to be compelling and affordable in the context of other premium IOL offerings available today.

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Concentrated potential customer base, addressable with a focused commercial organization.     We are initially focusing our commercial efforts in the United States and on driving adoption with doctors and other providers performing a high volume of premium cataract procedures. There were approximately 4,000 surgeons performing cataract surgeries today in the United States, and we estimate that approximately 1,600 surgeons performed approximately 70-80% of premium IOL procedures in the United States in 2020. We believe this concentrated nature of the premium IOL customer base is easily addressable with a focused sales force and lends itself well to our “land and expand” business model, which is focused on winning customers and driving increased utilization of our LALs. Our direct sales team currently includes 6 sales directors supported by a group of over 40 sales specialists, field service and customer service personnel and covers the entire United States.

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Proven management team with a track record of establishing adoption of multiple innovative technology platforms in ophthalmology.     Our leadership team has extensive experience in scaling novel ophthalmology businesses, guiding them through the development, approval, launch and commercialization of transformative medical devices. The team is well complemented by leaders with extensive experience in the full product lifecycle including designing and developing new technologies, collaborating closely with regulatory agencies, identifying the appropriate path to market and subsequently attracting and effectively managing sales and marketing talent. Members of our team have previously worked with leading ophthalmology medical technology companies including Chiron, IntraLase, eyeonics, and LenSx Lasers.

Our growth strategies

Our vision is that a vast majority of the patients and doctors and other providers, that undergo or perform a cataract surgery procedure, will elect to use our RxSight technology that provides a customizable solution delivering better visual outcomes. Our growth strategies to achieve this vision include:

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Strategically expanding our salesforce and marketing activities.     We launched of the RxSight system in the third quarter of 2019 and, as of March 31, 2021 we have grown our commercial team to include 6 sales directors, supported by a group of over 40 clinical specialists, field service and customer service personnel. Our sales directors are focused on selling the LDD and establishing doctor and other provider relationships, and our clinical specialists, field service and customer service personnel are responsible for installing and training on the use of the LDD, fostering patient and doctor and other provider education, and assisting with patient flow processes for our RxSight system. While we believe a large proportion of our target market is concentrated within a group of high volume cataract surgeons and addressable with a focused commercial effort, we plan to continue to add highly qualified personnel to our commercial organization, with a strategic mix of sales directors and clinical specialists, to drive further awareness and penetration within our target doctor and other provider base performing premium cataract surgeries. As our customer base continues to grow, we also expect to accelerate marketing initiatives and professional education, including training on best practices and techniques.

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Establishing new customers and growing our installed base of LDDs.     We believe our novel technology provides a differentiated value proposition to doctors and other providers as well as patients and provides us the opportunity to both gain market share in the premium IOL market as well as increase the penetration of premium IOL surgery in the broader cataract surgery market. Our initial focus is to grow our market share by winning customers within the 1,600 cataract surgeons that perform a high volume of premium IOL procedures in the United States. To do so, we aim to convert these doctors and other providers to the RxSight system by highlighting the clinical, economic and workflow benefits of our solution over other premium IOL technologies. We also intend to address the broader universe of the remaining 2,400 doctors and other providers that may perform only a small portion of premium procedures or only perform conventional cataract surgery. We will address this customer universe by promoting broader awareness at industry conferences and tradeshows and highlighting the practice building and economic benefits of our solution, its ease of use, as well as the improved visual outcomes. We are investing in professional education, additional clinical studies and registries that expand our evidence base, facilitating peer-to-peer dialogue and forums and communicating the benefits of our technology through marketing initiatives, publications and podium presentations. We believe that as more patients and doctors and other providers gain confidence in our technology, this will drive broader adoption, awareness and confidence amongst the industry to adopt, use and recommend our technology.

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Increasing the utilization of our LALs by empowering doctors and other providers to grow their practices.     Following winning a customer account, we aim to drive increased utilization of our LALs by helping our customers build their practices. We believe this will ultimately result in a growing consumable revenue stream from sales of our LALs. Our team of clinical specialists, field service and customer service personnel are focused on helping our customers be successful with our solution. In addition to personnel support, we provide doctors and other providers with marketing materials, such as patient brochures, literature and digital content for website and social media promotions. We also provide ongoing training to doctors and other providers on new technology features and developments and education on the benefits of our solution for patients.

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Investing in system enhancements to meet the evolving needs of doctors and other providers as well as patients.     We will continue to enhance our RxSight system to improve the patient and doctor and other provider experience, which we expect will help drive adoption. Since our commercial launch, we have implemented a number of impactful product enhancements across our hardware and software platforms, including increasing the range of available LAL powers, modifying the LAL to improve image quality, reducing the margin of residual refractive error, developing new UV spectacles with improved aesthetics and usability and adding a photosensitive anterior layer to help protect the lens from unwanted UV exposure. Our near-term product enhancement efforts are focused on improving ease of use, functionality, cost and efficiency. For example, we are currently developing a lower cost version of the LDD for example, which we believe will help increase its affordability to lower volume premium IOL practices and facilitate broader adoption across the ophthalmic surgery community. It is anticipated that the lower cost LDD would require a 180 day PMA Supplement for approval in the United States and will require CE Mark certification through a notified body for registration in the European Union.

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Expanding the RxSight system’s indications to address additional patients and procedures.     We believe our RxSight system is a platform technology that can be used to address a substantial portion of the IOL market. Since our initial FDA approval in November 2017, we have received fifteen supplemental approvals that enable the RxSight system to meet evolving customer needs. These approvals include increasing the range of LAL powers, treatment of lower amounts of residual astigmatism, allowing an optional third refractive adjustment, additional UV protection from ambient UV sources and improved surgical tools.

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Growing our commercial operations in international markets.     While our current commercial focus is on the large opportunity within the United States, we believe the RxSight system offers compelling benefits for the large population of cataract patients in international markets. According to MarketScope, 75% of the premium IOL procedures in 2020 were outside the United States. Our system has CE Mark approval and approval in Mexico for improving uncorrected visual acuity by adjusting the LAL power to correct residual postoperative refractive error. We may selectively pursue commercial expansion in these or other geographies that accept these approvals in the future, with a priority on markets where we see significant potential opportunity. New approvals may also be sought in large cataract markets with more complex regulatory processes in Asia.

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Scaling our business to achieve cost and production efficiencies.     We expect to realize operating leverage through increased scale efficiencies as our commercial operations grow. We have executed a number of design and manufacturing process improvements to streamline both LAL and LDD production, while also improving quality and reducing cost. We are also concurrently executing on our strategy to optimize our diverse supply chain and to develop second sources from less expensive suppliers. We anticipate that the combination of these strategies will drive margin improvement.

Our market and industry

Overview of cataracts

Cataracts are an irreversible and progressive ophthalmic condition in which the eye’s natural lens loses its original transparency and increasingly obstructs or otherwise interferes with the passage of light to the retina, leading to loss of vision and (in advanced cases) to blindness. While there are multiple causes of cataracts, most are age-related. Cataracts affect approximately 50% of all adults by the age of 60 with prevalence continuing to increase with age. As cataracts progress, they also can increase the eye’s sensitivity to light, particularly at night. Cataract formations occur at different rates but affect both eyes in most cases. According to the National Eye Institute, cataracts are the leading cause of blindness worldwide, despite the availability of effective surgical treatment.

Cataract patients are also often burdened by other common visual disorders, such as refractive error and presbyopia. Refractive errors, caused by mismatches in the focusing power of the anterior structure of the eye (cornea and lens) that prevents proper focus of light onto the retina, includes myopia (near-sightedness, or the inability to see clearly at distance), hyperopia (farsightedness or the inability to see clearly at close up) and astigmatism (distorted vision at all distances). Astigmatism generally is caused by an imperfection in curvature of the cornea. Presbyopia typically occurs in middle age and is caused by the loss of accommodation (flexibility) of the lens of the eye, resulting in the gradual loss of the eyes’ ability to focus on nearby objects.

Amongst the common visual disorders, cataracts are unique in that they cannot be treated non-invasively with eyeglasses or contact lenses. Most patients are typically diagnosed with cataracts during a routine annual visit to their optometrist (“OD”). Once a patient has been diagnosed with cataracts, eyeglasses may help improve vision temporarily; however, surgery is usually recommended to replace the affected natural lens and the OD may refer the patient to a cataract surgeon (ophthalmologist).

Overview of cataract surgery

Cataract surgery is the most common surgical procedure in the world. In 2020, 22 million cataract surgeries were performed globally, of which 3.7 million were performed in the United States. The number of cataract surgeries performed globally and in the United States is expected to continue to expand as the population over 60 years old is expected to double by 2050, increasing from 962 million (13% of the total population) in 2017 to two billion (21% of the total population) by 2050.

Cataract surgery involves replacement of the patient’s natural cloudy lens with a clear artificial IOL. Cataract surgery is often bifurcated into two procedure categories, conventional and premium, delineated by the type of lens used during surgery. In conventional cataract surgery, the patient receives a monofocal IOL implant, which is designed to provide vision at one pre-defined distance without correction for other visual problems that often affect cataract surgery patients such as corneal astigmatism and presbyopia. Nearly all patients undergoing conventional cataract surgery will need to rely on glasses to achieve the best distance, intermediate and near vision. Premium cataract surgery involves the use of premium IOLs which are designed also to correct for corneal astigmatism and/or presbyopia. The most commonly used premium IOLs in the market today include multifocal, EDOF and toric lenses. These product offerings reduce the need for spectacles relative to conventional IOLs, but still impose trade-offs with respect to their ability to provide spectacle-free near, intermediate and distance vision.

When preparing patients for cataract surgery, surgeons must have a comprehensive understanding of available IOL options and how to best match a patient to the technology that fits their priorities. Patient decisions are based on a number of factors and tend to be heavily influenced by surgeon recommendations as well as the individual patient’s motivation for spectacle independence as well as willingness to tolerate side effects. During an initial consultation, cataract surgeons often ask patients to fill out a survey regarding their vision experiences and expectations to determine if the patient is a good candidate for a premium IOLs. If the patient is deemed to be a candidate, the surgeon then helps select the appropriate IOL based upon the patient’s lifestyle and therefore the type of vision they most value (i.e., near, intermediate or distance). Significant time is often required to educate patients on the various trade-offs with respect to the visual outcomes associated with each type of premium IOL. Following the patient consultation, surgery is usually scheduled within several weeks or months.

Prior to surgery, the surgeon will have the patient’s eyes measured using one or more diagnostic devices that help the surgeon predict the lens focusing power best suited to achieve the optimal postoperative outcome. Focusing power, expressed in diopters (D), refers to how a lens focuses light to a point (spherical power) or a line (cylindrical or astigmatic power). Accurately predicting lens power is critical to reducing postoperative residual refractive error and delivering the best possible visual outcome.

Once surgery begins, the clouded lens is usually removed through a process known as phacoemulsification. During phacoemulsification, an ophthalmic surgeon makes a small surgical incision in the cornea and inserts an ultrasonic probe that breaks up, or emulsifies, the clouded lens while a hollow needle removes the pieces of the lens. After the cataract is removed, the surgeon inserts the replacement IOL through the same surgical incision. In the United States, cataract surgery is commonly performed in the outpatient setting, such as an Ambulatory Surgery Center (“ASC”), by an ophthalmologist specializing in cataract surgery and often requires only 5 to 15 minutes to complete the procedure. Typically, the patient returns a day after surgery to have their eye evaluated and ensure healing is underway. After approximately one month, patients that received a conventional lens usually return to their optometrist to be fitted for glasses. Patients that selected premium IOLs but are unsatisfied with their visual results may be fitted for glasses or elect for a secondary, remedial procedures.

Illustrated below is an eye before cataract surgery. In Image #1 the surgeon has made a small surgical incision in the cornea and has inserted an ultrasonic probe to break up the clouded lens while the hollow needle (at the tip) removes the pieces of the lens. Image #2 illustrates the eye after the cataract is removed and the surgeon inserts the replacement IOL through the same surgical incision. Image #3 illustrates the new lens before the surgical incision is closed.

In the United States, a healthcare payor (primarily CMS) typically reimburses approximately $1,350 for a conventional cataract surgery. This reimbursement is comprised of an approximately $500 surgeon fee plus an approximately $1,000 facility fee, which includes a conventional IOL. Accounting for reductions in CMS reimbursement and for inflation, reimbursement has decreased two thirds since 1991. The surgeon fee covers all pre-operative cataract testing, the cataract operation and follow-up care for three months. In premium cataract surgery the healthcare payor (primarily CMS) also reimburses the same surgeon and facility fees, but the patient pays the surgeon an additional fee of between $1,489 for a toric IOL and an average of up to $2,398 for other premium lenses, which includes the cost of the premium IOL.

Our market opportunity

In 2020, conventional cataract surgery represented 89% of procedures worldwide and 86% of procedures in the United States; however, the premium IOL market is approximately 37% of the total IOL market today, due to higher lens pricing, and is expected to grow significantly faster. According to MarketScope, the conventional IOL market was approximately $2.3 billion worldwide in 2020 and is expected to grow at a CAGR of 10.5% between 2020 and 2026. Premium IOL revenue was approximately $1.4 billion worldwide in 2020 and is expected to grow at a CAGR of 14% over the same period. The premium cataract surgery market is expected to grow at a meaningfully higher rate than the conventional cataract surgery market due to a number of factors including the growing number of patients who prefer to be spectacle-free post-surgery, technological innovations in premium IOLs, increased access to healthcare and rising disposable income. Premium cataract procedures are also between 10 and 15 times more profitable for doctors and ophthalmology practices than conventional cataract procedures and less impacted by changes in reimbursement because patients are required to pay out-of-pocket to cover the full or incremental costs of premium cataract procedures (depending on the country), while healthcare payors typically cover the full cost of conventional cataract procedures.

We believe there is an opportunity to not only gain share in the premium IOL segment of the market but also increase penetration of premium IOLs in the broader IOL market, by converting doctors and other providers and patients currently electing for conventional cataract surgery. While 60% of cataract patients rate being spectacle free after cataract surgery as extremely important, premium IOLs represented only 11% and 15% of the procedures worldwide and in the United States, respectively, in 2020. We believe that the premium cataract surgery market remains underpenetrated due to both doctors’ and other providers’ reluctance to recommend premium IOL offerings to the full universe of eligible patients and patients’ confusion in assessing the tradeoffs associated with the wide range of commercially available premium IOL offerings. Furthermore, we believe current premium IOL offerings often cannot deliver on patient expectations with respect to the patient’s ability to see at near, intermediate and far distances without reliance on spectacles.

We are currently focused on further driving awareness and penetration of our system in the premium cataract surgery market, and in the near term, are primarily focusing our commercial efforts on our RxSight system within the United States. We believe this is the most compelling market given the large population of individuals above the age of 60 that are covered by health insurance, the concentrated base of cataract surgeons experienced with premium IOL offerings, the high gross domestic product per capita and the favorable US healthcare reimbursement system which has a well-established history of covering a portion of the cost for cataract surgery.

Overview of non-adjustable premium IOLs and their limitations

Premium IOLs are designed to correct for the shortcomings of conventional monofocal lenses by correcting for the additional visual problems of astigmatism and/or presbyopia. Astigmatism occurs when there is imperfection in the curvature of the cornea, resulting in blurred distance and near vision. Presbyopia is the gradual loss of the eyes’ ability to focus on nearby objects. Individuals usually begin to experience the effects of presbyopia in their early 40s.

The two primary categories of alternative premium IOLs are presbyopia-correcting IOLs, which include multifocal and EDOF lenses, and astigmatism-correcting, or toric, lenses. Each type of lens offers its own unique set of benefits but also trade-offs.

•	Presbyopia-Correcting IOLs

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Multifocal Lenses.     Multifocal lenses have two or more corrective zones, which allow the patient to receive focused light from different distances. Although multifocal lenses provide patients with a wider range of vision compared to the standard monofocal IOLs, multifocal lenses split light across the multiple corrective zones on the lens, sometimes impacting the patient’s visual quality. For example, approximately 2-3 times as many patients who choose a multifocal lens over a monofocal lens experience side effects such as glare and halos, as well as reduced contrast vision, which are especially problematic in dim and low light situations such as driving at night. For some patients these become more pronounced and can lead to explantation (removal of the IOL and replacement with another type of IOL).

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EDOF Lenses.     Unlike multifocal lenses, EDOF lenses have only one corrective zone; however, they create an elongated focal point that allows for a broader range of vision, although patients will still often require glasses for distance and near vision. EDOF lenses will still typically result in glare and halos, as well as reduced contrast vision, although generally less severe than those experienced with multifocal lenses.

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Astigmatism-Correcting or Toric Lenses.     Toric lenses correct for astigmatism, a condition in which the cornea is not uniformly curved leading to distortion of near and distance vision. Approximately 70% of the population has clinically significant astigmatism of 0.5 diopters or more, according to the MarketScope 2021 IOL report. Corrective toric lenses can provide additional distance, intermediate or near vision correction depending on the power of the lens selected and if their optical design incorporates either multifocal or EDOF features. However, according to the same MarketScope report, surgeons only attempt to correct astigmatism 49% of the time and only 33% of cases use Toric lenses. Survey results on the reason for the low adoption rate include poor precision in correcting astigmatism and the requirement of expensive diagnostic equipment.

On the two most recently published ESCRS clinical trend surveys, 44% of surgeons and 36% of surgeons reported factors that discourage them from offering premium IOLs due to concern over nighttime vision and loss of contrast sensitivity, respectively. A key limitation of alternative premium IOLs is that they cannot be adjusted after the surgery and, as such, require the patient to commit to a desired visual outcome prior to the procedure. However, in discussing vision optimization options with patients ahead of the procedure, it is not easy to demonstrate different visual outcomes to patients with cataracts. Once a premium IOL is selected, another key limitation is the ability of the surgeon to implant the IOL with the level of accuracy required to deliver the patient’s expected outcome. Because the lens power of alternative premium IOLs cannot be changed after implantation, doctors and other providers typically spend a great deal of time on preoperative measurements to estimate the most suitable lens power for the patient; however the same diagnostic tests and predictive formulae used for selecting the spherical power of the premium IOL are also used for conventional IOLs. Additionally, the incision made to remove the cloudy lens and insert the IOL along with the resultant healing process often results in the creation of additional levels of astigmatism, which cannot be predicted with precision before cataract surgery. A separate LASIK procedure is the most common surgical procedure to correct any residual visual errors following the cataract procedure.

We believe that the need to commit to a visual outcome before surgery combined with the limited ability to adjust following the procedure are key factors contributing to the low levels of penetration of premium cataract surgery. When expectations regarding postoperative visual acuity and spectacle independence are not met, patients are often disappointed. As a result, surgeons are often less willing to recommend existing premium IOLs to their patients.

Our solution

We designed our RxSight system to address the shortcomings of existing premium IOL technologies and provide a solution that doctors and other providers can trust to improve visual outcomes. We began commercializing our solution in the United States in the third quarter of 2019 and are focused on establishing the RxSight system as the standard of care for premium IOL procedures. As of March 31, 2021, we had an installed base of 105 LDDs in ophthalmology practices, and since our inception over 10,000 surgeries have been performed with our system.

Overview of the RxSight system

Our RxSight system is the first and only FDA-approved IOL technology that enables doctors to customize and optimize visual acuity for patients after cataract surgery. With the RxSight system, the doctor performs a standard cataract procedure to implant the LAL, determines refractive error with patient input after healing is complete, then uses the LDD to reshape the LAL to achieve the patients’ desired vision outcomes. Our RxSight system is comprised of two key components, along with other intraoperative and postoperative accessories:

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RxSight Light Adjustable Lens: The LAL is our proprietary IOL that can be adjusted postoperatively to improve uncorrected visual acuity. Our novel IOL is made of special photosensitive material that changes shape and power when a specific pattern of UV light is delivered from the LDD.

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RxSight Light Delivery Device: The LDD is our proprietary office-based light treatment device that delivers UV light in a precisely programmed pattern to induce a predictable change in the shape and refractive properties of the LAL, enabling surgeons to precisely modify the LAL based on the visual correction needed to achieve the patient’s desired vision after cataract surgery.

Our foundational technology

We have developed our RxSight system over the last 20 years and have incorporated expertise and proprietary technologies across multiple disciplines, including optics, material science, chemistry, software and hardware engineering. The proprietary RxSight technology that enables post-operative adjustability is based on the principals of photochemistry. The LAL is made of a photosensitive material that changes shape and power when a specific pattern of UV light is delivered to the LAL.

Our LAL, which we manufacture using our proprietary silicone formulation, leverages the unique material properties of silicone. A silicone molecule consists of an inorganic silicon-oxygen backbone, which is a chain of alternating silicon and oxygen atoms with an attached side group, which is a pair of organic molecules bonded to each silicon atom in the chain. Through a process called polymerization, silicone monomers (short chain molecules) are reacted together to form silicone polymers (long chain molecules), which may be cross-linked at multiple points resulting in three-dimensional, rather than linear, structures. By varying chain length, attached side group and cross-linking design, silicone polymers can be tailored to have unique properties, leading to their broad use across a wide array of applications. We have developed a novel application of silicone to optimize the mechanical and optical properties of IOLs in order to improve vision in patients following cataract surgery.

To create the LAL, we use a composition of silicone polymers and monomers, the latter which we call “macromers”, mixed with photo-active molecules and other compounds. The initial composition of our lens material is a viscous liquid that is thermally cured in a lens mold. Thermal curing and photopolymerization use temperature and ultraviolet light, respectively, to initiate and propagate a polymerization reaction. To avoid polymerizing the macromers in the composition, the thermal curing is performed at a low temperature. The partial polymerization of the LAL results in a solid but soft silicone lens, leaving the photosensitive macromers unpolymerized and distributed throughout the lens. While the resulting lens is optically clear, the macromers and photo-active molecules remain free to continuously move within the lens.

After packaging and sterilization, the LAL is ready to be implanted as part of a standard cataract surgical procedure to replace the patient’s natural lens. Once wound healing is complete, a short exposure of UV light is applied to the LAL to adjust the refractive properties of the lens. When the UV light is directed to a specific portion of the lens, the exposed macromers in that portion of the lens are polymerized and become stationary. This creates an excess concentration of free macromers in the unexposed portion of the lens and sets up a diffusion gradient over which the unpolymerized macromers move from the concentrated area to the less concentrated area. Over the next one to two days, the unpolymerized macromers redistribute across the lens to achieve a uniform distribution. The redistribution of the macromers causes the exposed portion of the lens to swell relative to the unexposed portion of the lens, enabling refractive power change.

The movement of the macromers causes a highly predictable change in the curvature of the lens. If the central portion of the lens is exposed to UV light, unpolymerized macromers in the periphery of the lens move into the central portion. As a result, the central portion of the lens swells, creating a lens shape for correction of hyperopia. Conversely, if the periphery of the lens is exposed to UV light, unpolymerized macromers in the central portion of the lens migrate into the periphery. As a result, the periphery of the lens swells, creating a lens shape for correction of myopia. In addition to spherical correction for myopia or hyperopia, customized cylinder adjustments along any axis of the lens can be targeted to correct for astigmatism.

The table below illustrates the photopolymerization process that results in the change to the curvature of the lens:

To achieve the desired refractive change in the LAL, our LDD uses proprietary software and algorithms to deliver a short UV exposure treatment that polymerizes specific portions the lens according to a predefined pattern of light, called a nomogram. Nomograms allow for adjustment of spherical and cylindrical refraction in 0.25 Diopter increments, like the adjustment increments used to refract patients for glasses or contact lenses, as well as in other refractive procedures like LASIK, which has similar refractive accuracy. Designed for placement in the doctor’s or other provider’s office, the LDD is a combination of a standard slit lamp and a digital light projector. The slit lamp portion allows the doctor to see inside the patient’s eye and align the light beam with the LAL. The digital light project portion projects an image onto the LAL using DLP technology that has approximately 250,000 micro mirrors that are electronically activated to represent an image stored in memory.

Each UV light treatment consumes only a portion of the macromers in the lens, allowing the LAL to be adjusted multiple times. This process can be repeated up to 3 times over a period of several weeks, until the patient and doctor are satisfied. The entire lens is then polymerized to provide a stable correction. After adjustment light treatments are completed, one or two lock-in light treatments are applied to consume all remaining macromers and photo-active compounds. After the final lock-in treatment, the lens power can no longer be adjusted.

Our approach

With the RxSight system, the surgeon first performs a standard cataract implant procedure, replacing the patients’ natural lens with the LAL. Following the surgery, after a healing period of 2 to 3 weeks, the patient returns to the doctor’s or other provider’s office and undergoes a standard post-operative refraction. Using a traditional phoropter and vision chart, the clinician determines the refractive error and the prescription required to give the patient the best vision. However, rather than giving the patient a prescription for glasses, the clinician inputs the prescription into LDD’s graphical user interface. The patient’s eye is then dilated, and a contact lens is applied to the eye when they are seated in front of the LDD for a light treatment. Based on the prescription input, the LDD generates a programmed, predetermined exposure of UV light. For a period of between 30 seconds and 2.5 minutes, the light painlessly and non-invasively re-shapes the LAL IOL in the eye, to correct the measured refractive error. The entire procedure takes approximately 3 to 5 minutes. The patient, then returns approximately three to five days later for additional possible light treatments to adjust their vision as desired or to lock-in the lens. Although a patient can receive up to three adjustments, the average number of adjustments in our clinical trial was 1.6.

The RxSight system enables a fully interactive and iterative process to optimize visual acuity with patients able to compare possible vision outcomes based on their unique preferences and lifestyle requirements before selecting a final prescription for their adjustable lenses. In clinical practice since FDA approval, approximately two thirds of patients undergoing multiple adjustments have requested a change from their original spherical target highlighting the importance of adjustability and customization. From the time of surgery until 24 hours after the LAL is locked in, the patient is required to wear ultraviolet (UV) light protective glasses, as unprotected exposure to light can cause uncontrolled changes in the LAL. The patient may remove the glasses for sleeping, showering and applying eye drops as long as they are not exposed to sunlight.

Blended vision approach with RxSight

In clinical practice, doctors often use the enhanced accuracy and precision of the LAL, as well the ability to customize the correction in each eye after surgery, to improve upon the commonly used blended vision approach to presbyopia treatment. Blended vision (sometimes referred to as monovision or mini-monovision) is commonly selected by presbyopic patients without cataracts as a means to achieve spectacle independence. When used with contact lenses or LASIK, the vision in one eye is corrected more for far-distance, while the other eye is corrected more for near and intermediate distance. This approach is also commonly employed in conventional (monofocal) cataract surgery patients, with nearly 30% of patients receiving blended vision, about three times the rate for presbyopia correcting IOLs. While blended vision using conventional monofocal IOLs can provide improved near and intermediate vision for patients, it is susceptible to the same limitations of accuracy and precision as these IOLs have for distance vision, particularly for astigmatism correction. In addition, patients are very sensitive to which eye is used for near, as well as the difference in focusing power between the two eyes, neither of which can be fully evaluated prior to cataract surgery due to the presence of reduced vision (from the cataract). For all these reasons, doctors often stagger surgery in the two eyes to evaluate outcomes in the first before proceeding to the second.

We believe the LAL offers a number of potential advantages when taking a blended vision approach. First, because the LAL is going to be adjusted postoperatively, there is no refractive benefit to delaying surgery on the second eye. Doctors often choose to perform surgery in each eye within a week so that the LALs can be adjusted together to optimize vision with both eyes simultaneously. Additionally, the LAL reduces residual astigmatism more effectively (even for the most common low levels), which is known to improve blended vision performance. Finally, the LAL’s spherical power can also be adjusted to customize the vision in both the near and distance eye, as well as to minimize the difference between the two. While this difference usually ends up being within diopter or less, a level that is generally well accepted by patients, there is considerable variability between individuals. For all these reasons, approximately 80% of LAL patients in clinical practice receive some form of blended vision.

Key Benefits for Patients

We believe RxSight offers significant patient benefits relative to other commercially available premium IOLs:

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Superior vision outcomes.     In the pivotal study that formed the basis for our FDA approval, the observed rate of eyes with 20/20 or better uncorrected distance visual acuity for our LAL was 70.1%. This compares favorably to the results of pivotal studies with similar study designs and patient populations that supported FDA approval of Alcon’s Acrysof Toric (38.4%), and J&J’s Tecnis Toric (43.6%).

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Post-operative customization.     In contrast to alternative conventional and premium IOL solutions, our system enables patients to preview and compare possible vision outcomes after surgery based on their unique preferences and lifestyle requirements before they select a final prescription for their adjustable lens. With up to 3 possible light treatments, patients can dial-in their optimal visual acuity through an interactive and iterative process. After the initial light treatment, patients trial their vision for 3 to 5 days. Patients may then return for additional light treatments to adjust their vision as desired or to lock-in the lens.

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No increase in glare and halo.     Our LALs do not induce higher rates of glare and halos compared to monofocal IOLs. In contrast, multifocal IOLs, generally relied upon to improve near vision, are associated with a higher incidence of unwanted side-effects including reduced contrast sensitivity and increased glare and halos around bright lights. This is true for both multifocal and EDOF IOLs resulting in a significant rate of lens removal of the IOL and replacement with another type of IOL. In FDA studies for the Alcon Panoptix, J&J Symfony and Alcon Vivity lenses, 48.8%, 59.2% and 17.0% of subjects, respectively, reported being bothered by halos postoperatively.

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Minimally invasive procedure.     The RxSight system can reduce the potential for secondary surgical procedures by correcting residual refractive error after surgery using our office based LDD to shape the LAL. With other premium IOLs, a separate LASIK procedure is generally the only way to correct for residual visual errors following the primary cataract procedure.

Key benefits for doctors and other providers

We believe RxSight offers significant benefits to doctors and other providers relative to other commercially available premium IOLs, the primary benefits of which include the following:

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Clear value proposition for patients, allowing doctors and other providers to build their premium cataract practices.     Rather than having to explain to patients the complicated trade-offs with respect to visual outcomes as well as predict refraction before surgery, the surgeon is able to simply tell the patient that their vision will be corrected post-operatively, similar to receiving a pair of glasses. The doctor or other provider can also share the clinical results with the patient, which we believe are compelling and give the patient reassurance that the procedure will provide them with the desired results.

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Doctor and other provider confidence.     The clinical benefit of “dialing-in” to achieve superior visual outcomes after the procedure will give doctors and other providers more confidence to recommend a premium IOL solution that can meet patients’ expectations. The doctor does not need to decide prior to surgery whether the patient will be particularly sensitive to sub-optimal visual outcomes or side effects (such as glare, halo and loss of contrast). The patient is also unlikely to need a post-operative adjustment such as LASIK to improve the patient’s vision.

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Fewer intraoperative measurements.     Doctors can spend a great deal of time on intraoperative measurements to better estimate the most suitable lens power to implant since the lens power of existing premium IOLs cannot be changed after implantation. With the RxSight system, surgeons are not as dependent on intraoperative equipment for measurements. Instead, the surgeon can focus on the surgical procedure as residual refractive error can be corrected post-operatively with the LDD adjustment.

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Broad application across different patients’ needs.     We offer a single IOL that can address a broad range of patient types and needs, while providing a solution that doctors and other providers can trust to improve visual outcomes. For example, according to the Market Scope 2021 IOL report, surgeons only use Toric lenses in 33% of astigmatism cases, citing poor precision in correcting astigmatism and the requirement of expensive diagnostic equipment. With the ability to correct down to 0.5 diopters of astigmatism in 0.25 diopters steps, the LAL can address a much wider portion of the underserved astigmatic market.

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Satisfied patients leading to potential referrals.     While patients need to wear UV protective glasses for a few weeks, and return for adjustment visits, patients ultimately have reduced dependence on glasses and few side effects. Improved visual outcomes can drive patient referrals and increase the number of premium IOL surgeries, which generally have higher revenue and profit margin than conventional procedures.

We believe these compelling points of differentiation relative to other commercially available premium IOLs offer key benefits for patients and doctors and other providers will drive broad adoption of the RxSight system.

Clinical results and studies

The LAL has close to twenty years of clinical history, dating back to first human implantation in 2002. Prior to FDA approval at the end of 2017, most of the early clinical work was completed outside the United States. During this period, RxSight demonstrated the safety, long term stability and usability of this technology. These early clinical and commercial results led us to formally initiate US clinical studies. We have completed one phase 2 study and our phase 3 pivotal randomized clinical study.

Phase 2 study

In 2010, we completed an FDA Phase 2 study, where 74 subjects had one eye randomly mistargeted during cataract surgery to either -1.00, 0.00, or +1.00 D. Light treatments were performed to address spherical refractive error and 80.8% of the subject eyes achieved a manifest refraction spherical equivalent (MRSE) within 0.50 diopters of target. Three-year follow-up demonstrated excellent long-term safety of the LAL.

Phase 3 pivotal study

Based on these results and the development of light profiles that reduce residual astigmatism, a Phase 3 Pivotal randomized clinical study of 600 subjects was initiated to evaluate the safety and effectiveness of performing light treatments to correct postoperative spherical and cylindrical refractive error. One-year follow-up of subjects from 17 investigational sites was completed on July 20, 2016.

In this study, 391 subjects had the LAL implanted in one eye and the results were compared at the six-month post-operative visit against 193 subjects with a monofocal control IOL implanted in one eye. The LAL met all primary effectiveness endpoints and was approved by the FDA on November 22, 2017 as the first commercially available adjustable IOL. 70.1% of LAL subjects achieved monocular uncorrected distance visual acuity of 20/20 or better compared to 36.3% of the eyes implanted with the monofocal control IOL. In addition to being statistically significantly better than the control IOL, the observed rate of eyes with 20/20 or better uncorrected distance visual acuity was the highest reported for any approved intraocular lens and approximately twice what was observed by the two most popular astigmatism correcting IOLs (38.4% by Alcon’s Acrysof Toric, and 43.6% by J&J’s Tecnis Toric) in similar patient populations in the pivotal studies that led to their approvals by the FDA.

Residual astigmatism was dramatically reduced in the LAL subjects, with 82.4% of LAL subjects having 0.50 diopters or less of manifest astigmatism 6 months after cataract surgery compared to 51.3% of eyes with the monofocal control IOL. This is also significantly better than the performance of both the Acrysof Toric (61.6%) and Tecnis Toric (72.3%) IOLs in similar patient populations in the pivotal studies that led to their approvals by the FDA.

In addition to correcting residual astigmatism, LAL subjects received a correction of residual error in MRSE. 92.1% of LAL subjects were within 0.50 diopters of target (compared to 83.4% observed in the control group). In 2018, the European Database of Cataract Surgery (EUROQUO) showed that of 175,503 subjects, 74.0% of eyes were within 0.50 diopters of target. A survey of 97 LASIK research papers published between 2008 and 2015 showed that out of 65,974 subjects, 90.9% were within 0.50 diopters of target. Thus, the LAL demonstrated superior accuracy to conventional cataract surgery and equivalent performance to LASIK.

During the pivotal study, the residual astigmatism was treated using light treatments that corrected between 0.75 and 2.00 diopters per treatment. After completion of this study, a low astigmatism treatment of 0.50 diopters was developed. Under FDA guidance, we conducted a clinical study of 25 subjects who had exactly 0.50 diopters of residual astigmatism 3 weeks after implantation of the LAL. These subjects were treated with the new light treatment and effectiveness was evaluated 3 months after cataract surgery. On August 7, 2020, the FDA granted us approval to distribute this device improvement based on a mean manifest astigmatism of 0.14 diopters compared to a historical control of 0.40 diopters from a monofocal control IOL.

Reduction in “Outliers”

We believe it is important to interpret the results of clinical studies in the context of the premium lens market. Typically, customers will receive conventional monofocal IOL implantation with a relatively small out of pocket expenses. For all premium lenses however, the patient incurs a significant additional cost, with the expectation of an improved outcome. Therefore, when a patient receives a mediocre or poor outcome, they can be especially disappointed. The three FDA studies presented in Table 2 were conducted to support FDA approval of the listed IOL and included similar patient populations, study design, follow-up period and study endpoints. Importantly, the proportion of these “outlier” patients is reduced with the LAL with the chance of having significant residual astigmatism (> 1.00 D) or degraded visual acuity (worse than 20/32) reduced by between 4 and 13 times, and more than 15 times compared to a monofocal IOL.

Study	Lens	Residual astigmatism worse than 1.00 D (%)	Ratio compared to LAL	UCDVA worse than 20/32 (%)	Ratio compared to LAL
LAL	LAL	1.5%		1.3%
	Monofocal Control	25.4%	17 X	20.2%	16 X
Alcon Acrysof Toric	Toric	12.3%	8 X	16.6%	13 X
J & J Tecnis Toric	Toric	5.9%	4 X	10.9%	8 X

Table 2. Comparison of Outlier rates of Toric and Monofocal IOLs compared to LAL

Application to blended vision

Light treatment data from the first 2,325 commercially treated LAL’s indicated that nearly 80% of commercial patients received some form of blended vision with a mean target of 1.00 diopters of add in their “near” eye. One of the unique aspects of the LAL is that patients undergo post cataract surgery light treatments during which they can provide feedback to their doctor about their visual preferences as the amount of refractive difference that is well tolerated between the two eyes is very patient dependent. Importantly, LDD data indicates that nearly two thirds of LAL patients elect to change the target refraction in either the near or distance eye compared to the originally selected target treatment, something that would not be possible with a conventional IOL (except through a second surgical procedure such as LASIK). The graph below shows a histogram of initial and final near add targets in LAL subjects.

Figure 1: Distribution of initial and final Near Add of over 2,000 commercial LAL eyes.

Three surgeons have reported clinical results using blended vision. Their results are summarized in the table below:

Site	Near add	# of subjects	Proportion of subjects with simultaneous uncorrected binocular visual acuity of 20/20 at distance and J1 at near or better
Codet Vision Institute (Dr. Chayet)	Fixed 1.00 D	25	55%
Aloha LASER (Drs. Nikpoor and Faulkner)	Customized (1.50 D mean)	17	73%
Newsom Eye (Dr. Newsom)	Customized (1.29 D mean)	86	80%

The above results of up to 80% of patients with simultaneous uncorrected binocular visual acuity of 20/20 at distance and J1 (20/20) at near or better may be compared with the 40% of subjects achieving the similar level with the most recently approved diffractive multifocal IOL (Panoptix by Alcon).

Sales and marketing

We sell our RxSight system to cataract doctors and other providers and are initially focused on establishing commercial adoption in the United States. We commenced a limited launch in the third quarter of 2019 and full commercial launch in the first quarter of 2020 and are initially focused on surgeons that perform a high volume of premium cataract surgery procedures. The market is relatively concentrated as there are approximately 1,600 cataract surgeons that performed approximately 70-80% of the premium cataract procedures in the United States in 2020. These surgeons are typically part of larger ophthalmology practices with multiple cataract surgeons. According to MarketScope, there are approximately 4,000 surgeons that perform cataract surgery in the United States. These surgeons typically have refractive surgery practices offering LASIK and are skilled at selling premium procedures to patients on the basis that they offer better vision outcomes. When establishing new customer relationships with cataract surgeons, we typically enter into a sales contract for our LDD and consignment agreement for our LALs. While we are initially focused on the U.S. opportunity in the near term, we have received CE Mark and regulatory approval in Mexico for improving uncorrected visual acuity by adjusting the LAL power to correct residual postoperative refractive error and may selectively pursue future commercial expansion in Europe or other geographies that represent significant volume opportunity, including key markets in Asia. Market Scope estimates that the United States represents approximately 25% of the global premium IOL procedures and 40% of the global premium IOL market value.

We commercialize our products in the U.S. through our direct sales team which includes 6 sales directors, and a group of over 40 clinical specialists, field service and customer service personnel. Our sales directors and clinical specialists generally have relevant experience selling cataract surgery products, as well as medical device service and clinical experience. Our commercial strategy involves a “land and expand” sales model, through which we aim to drive adoption of our RxSight system by increasing our installed base of LDDs, which enable consumable revenues from the sale of our LALs. Our sales directors, all of whom have previous experience selling IOLs and capital equipment to cataract and refractive surgery practices are responsible for establishing relationships with doctors and other providers and winning new customers. After training at our facility in California our sales directors are generally proficient to sell the LDD after two to three weeks, assisted, if necessary, by our clinical applications specialists. Our clinical specialists are focused on driving utilization of our LALs by helping customers succeed with our products and build their premium procedure practices. These team members are responsible for installing and training customers on the use of the LDD, fostering patient and education for doctors and other providers, training the clinic staff, ophthalmologists and surgeon on selling the benefits of our RxSight system to patients, assisting with patient flow processes for our light adjustable lens system, and providing ongoing customer support. Our clinical specialists will follow initial patients at new customers from implant to completion of LDD treatments, ensuring the surgery center, clinic, ophthalmologists, and surgeons are comfortable with the benefits of our system. While we believe we can cover this concentrated market with a focused sales force, we plan to continue to add highly qualified personnel to our commercial organization, with a strategic mix of sales directors and clinical specialists, to drive further awareness and penetration with cataract surgeons.

In addition to efforts focused on the high-volume cataract surgeons, we also aim to drive broad adoption with cataract surgeons and to make the RxSight system the standard of care for premium cataract surgery. To achieve this, our commercial organization is focused on driving awareness of the RxSight system through marketing efforts which include promotions at industry and society conferences, podium presentations, publications, social media, and educational webinars focused on highlighting the differentiated benefits of our system. While we believe that most doctors and other providers who are experienced with premium IOLs require minimal training to utilize our system, we have also developed a robust education capability for doctors and other providers, including tools, training programs and peer-to-peer support to facilitate adoption across doctors and other providers with all levels of experience. Because cataract surgery using LALs is largely equivalent to the same surgery used for other IOL products, surgeons only require a one-time training on implantation of our LAL. The surgeon, optometrist and technicians are trained on the use of the LDD. Our clinical training specialist attends the first day the staff conducts the LDD treatments to answer questions and direct the process. The clinical training function is an essential component to properly onboard new customers in the United States and to help existing customers utilize the technology to its full potential. For this reason, all customer operations team functions are fully integrated with our sales team and collaborate on new customer onboarding as well as supporting customers with training of their new personnel, upgrades and new indications for use and on-call questions.

We believe providing ongoing support post-installation is critical to our success in commercializing the RxSight system. We maintain a team of field service engineers, distributed amongst our six core regions, who are responsible for the LDD installation, preventive maintenance and repairs when needed. This team is also responsible for conducting site surveys and ensuring a smooth installation process, typically over a four to five-hour window. The LDD’s reliability has an MTBF (Mean-time-between-failure) of over 200 days, providing a stable uptime. In addition to our field service team, we have an internal customer experience department that directly supports the customer, clinical training specialists and the field service team. We measure our customers’ onboarding satisfaction with an automated customer survey to all participants in the on-boarding training, after the surgeon has completed their first LAL surgery. The survey asks the customer to rate their satisfaction with the overall support and guidance provided by us during the product integration period. Our cumulative surveys, with 126 respondents, compiled as of Q1 2021 indicated 86.8% “Strongly Agree,” and 13.2% “Agree” that they were satisfied with the overall support and guidance provided by us during the product integration period. We also elicit, in an open ended question, for suggestions for improvement, with no comments noting a material dissatisfaction with the RxSight system or training. In addition, we conduct a customer satisfaction survey of all customers approximately every 12 months.

Research and development

Our research and development activities are focused on improving clinical outcomes, improving customer experience, expanding our indications for use, reducing manufacturing costs and lifecycle management. Since our initial FDA approval in November 2017, we have received fifteen supplemental approvals including:

•	increasing range of available LAL powers (4.0 — 30.0 diopters from a previous range of 10.0 — 30.0 diopters);

•	corrections of 0.50 diopters of residual refractive error (initial capability was for correction down to 0.75 diopters of residual refractive error);

•	new LAL injector and cartridge for customer ease of use and smaller cataract incision size (less likely to induce corneal astigmatism);

•	new UV spectacles with improved aesthetics and usability;

•	addition of a photosensitive anterior layer that protects the lens from unwanted UV exposure; and

•	Various manufacturing improvements for the LAL and LDD.

Ongoing future development activities are expected to include:

•	reduced dependence on UV protective glasses and patient visits;

•	cost reductions to the LDD; and

•	continued LAL injector and cartridge improvement for surgeon and technician ease of use.

Research and development expenses were $21.9 million and $29.6 million for the year ended December 31, 2020 and 2019, respectively, and $6.6 million and $5.8 million for the three months ended March 31, 2021 and 2020, respectively.

Manufacturing and supply

We currently manufacture, assemble, test, and ship our LAL and LDD, and various accessory products including a custom injector system for use with our LAL at our campus of three facilities and approximately 110,000 square feet total in Aliso Viejo, California. We have intentionally pursued a vertically integrated manufacturing strategy offering critical advantages, including control over our product quality and rapid product iteration using strong R&D and quality groups. We believe our current manufacturing capacity is sufficient to meet our current expected demand for at least the next 12 months.

We are registered with the FDA as a medical device manufacturer and are licensed by the State of California to manufacture and distribute our medical devices. We are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR (21 CFR 820). The FDA enforces the QSR through periodic inspections and may also inspect the facilities of our suppliers. We moved to our current Aliso Viejo, California facilities starting in April 2016, all of which have been registered with the FDA, the State of California, and the European Notified Body (British Standards Institution) for the manufacture and distribution of medical devices. The FDA conducted its most recent inspection of our facilities in May 2020.

We have received International Organization for Standardization, or ISO, 13485:2016 certification for our quality management system. ISO certification generally includes recertification audits every third year, scheduled annual surveillance audits and periodic unannounced audits. The most recent surveillance audit was conducted in January 2021 and recertification audit was conducted November 2018. Our next recertification audit and surveillance audit will be due November 2021. The last unannounced audit on our facilities was performed in May 2018. We have also received quality system certification to the Medical Device Single Audit Program (MDSAP) to cover the jurisdictions of United States, Canada, and Australia with plans to expand the certification to Brazil and Japan in November 2021 from the British Standards Institution, The MDSAP certification follows the ISO 13485:2016 certification schedule. To date, our surveillance and recertification audits have not identified any major non-conformities.

The LAL is a silicone intraocular lens made from a proprietary blend of custom chemical components. Chemical component vendors produce the raw materials, which we inspect, blend, further purify, and process, and formulate into uncured silicone blend. Using this uncured silicone, we mold the lens in one of our two Class 7 clean rooms. After curing, the molded lens is inspected and packaged and then sent to a third-party ethylene oxide sterilization vendor. After sterilization, the lens is returned to us for final inspection, packaging, and shipment to customers.

Our LDD is a UV projector medical device, which consists of an anterior segment biomicroscope, computer controllers for performing light treatments, and a biometrically designed patient interface and table. The optics are bonded into their mounts using epoxies, which are then oven cured, assembled into the main optical housing and optimized on a proprietary precision alignment station. The completed optical head is integrated into the table, along with a computer, power supplies and other electro-mechanical parts. We outsource the cables and circuit boards used in the LDD to certified specialty contract manufacturers. The fully assembled LDD is put through an electrical safety and final acceptance test process, and then reviewed by quality control, packaged and shipped directly to our customers for installation.

In addition, to aid the doctor in implanting the LAL, we provide several accessories including a custom insertion system and a contact lens. The insertion system consists of a disposable cartridge and a reusable injector handpiece. The disposable cartridge is processed, inspected, and packaged by us while having ethylene oxide sterilization performed by a third-party vendor. The reusable injector handpiece is manufactured by a third-party vendor and is inspected and packaged by us. We also manufacture, inspect, and package a reusable contact lens for administering UV light treatments. The end user is responsible for performing cleaning and sterilization of the injector handpiece and the contact lens following directions for use and hands on training provided by us. We also provide custom UV glasses that are manufactured by third party vendors, and then inspected and shipped by us from our facilities to our customers.

We use a combination of internally manufactured and externally sourced components to produce the LAL, LDD, custom insertion system, and other accessory products. Externally sourced components include off-the-shelf chemical, materials, sub-assemblies, and custom parts that are provided by qualified and approved suppliers. We also employ a third-party sterilization vendor. Some components are provided by single-source or sole source suppliers. While there are other suppliers that could make or provide any one of our single sourced components, we seek to manage single-source supplier risk by regularly assessing the quality and capacity of our suppliers, implementing supply and quality agreements where appropriate and actively managing lead times and inventory levels of sourced components. In addition, we are currently in the process of identifying and approving alternative suppliers to dual or multi-source certain of our LAL raw materials and LDD components. We generally seek to maintain sufficient supply levels to help mitigate any supply interruptions and enable us to find and qualify another source of supply. Order quantities and lead times for externally sourced components are based on our forecasts, which are derived from historical demand and anticipated future demand. Lead times for components may vary depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the materials, sub-assemblies, and parts. In addition, COVID-19 has resulted in manufacturing interruptions at sole source suppliers in the United States, European Union, the U.K. and China, which we have been able to mitigate, to date, with selected pre-payment for product, expedite fees and longer-term orders.

Our suppliers are evaluated, qualified, and approved as part of our supplier quality program, which includes verification and monitoring procedures to ensure that our suppliers comply with FDA and ISO standards, as well as our own specifications and requirements. We inspect and verify externally sourced components under strict processes supported by internal policies and procedures. We maintain a rigorous change control policy to assure that no product or process changes are implemented without our prior review and approval.

Third-party reimbursement and patient billing

Dual aspect payment model

In the United States, the Centers for Medicare and Medicaid Services (CMS) has determined that the additional refractive correction provided by astigmatism correcting and presbyopia correcting (premium) IOLs is not a covered benefit. As described in two CMS rulings (CMS 05-01 and CMS 1536-R), premium IOLs have both a covered and non-covered aspect, providing the framework for the “dual-aspect payment model”. In effect since 2005, this model means that CMS does not reimburse the physician or the facility for the additional costs associated with a premium IOL, while still covering the cost of the conventional IOL procedure. Instead, the patient selecting a premium IOL is responsible for the additional charges from the physician and from the facility that exceed the regular charges for insertion of a conventional IOL that are submitted to CMS by each of these providers. As of 2017, CMS has recognized the LAL as an astigmatism correcting (premium) IOL, making it eligible for the dual aspect payment model. Most commercial payers mirror the Medicare rulings, but this can vary by payer.

Procedure coding and payment

In the United States, we typically sell our LAL products to ambulatory surgical centers (ASC) and (less commonly) to hospitals. These customers in turn bill various third-party payors, such as commercial payors and state and government payors, as well as patients directly for the services provided to each patient.

Third-party payors require physicians and hospitals to identify the service for which they are seeking reimbursement by using Current Procedural Terminology, or CPT, codes, which are created and maintained by the American Medical Association, or AMA. For cataract surgery, the most common specific CPT codes are 66984 (Cataract surgery with IOL, on stage) and 66982 (Cataract surgery, complex). The facility fees associated with these codes include payment for a conventional IOL, up to $150. A specific HCPCS code is listed on the CMS claim by the facility to indicate use of premium IOL for tracking purposes only (V2787 or V2788 for astigmatism-correcting or presbyopia-correction function of IOL respectively). Similarly, the physician includes HCPCS code A9270 (non-covered item or service) on their claim to Medicare (or another third party) to indicate charges for extended care related to the correction of refractive error.

While an Advanced Beneficiary Notice (ABN) or Notice of Exclusion from Medicare Benefits (NEMB) is not required, most providers issue an ABN or NEMB to alert patients that CMS (or non-Medicare payers) do not cover the additional charges associated with a premium IOL and to get the patient’s agreement to pay these charges. Patients are then billed directly by the physician and the ASC for these charges. In some cases, the physician bills the patient exclusively and then reimburses the ASC for the additional cost of the Premium IOL.

Commercial payor and government program coverage

While the dual aspect payment model has been in use for over 15 years, the extent to which this model will be used by non-government third-party payors, such as commercial insurance, and managed healthcare organizations may vary. One third-party payor’s decision does not ensure that other payors will also follow this model. As a result, the coverage determination process can require manufacturers to provide additional support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that the dual aspect model will be applied consistently.

Reimbursement outside of the United States

In international markets, reimbursement and healthcare payment systems also vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In many countries, analogous determinations to the dual aspect CMS ruling have been made, allowing for partial coverage of the cataract procedure by national health systems, with patients paying out of pocket for refractive services associated with the premium IOL. In other countries, such dual billing is not allowed, forcing patients to pay for the entire cost of the cataract surgery and IOL when a premium IOL is used. In such markets, it may be possible for doctors to charge separately for the cost of light treatments, which are not part of the cataract procedure. This method would require a different billing methodology by us than is currently used in the United States, where light treatments are included with the purchase of the LAL. There is no assurance that these methodologies will be allowed or that an adequate level of payment will be established, or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

Intellectual Property, License Agreements, and Other Material Agreements

Our success depends in part on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our patent rights, preserve the confidentiality of our trade secrets, operate without infringing, misappropriating or otherwise violating the intellectual property rights of others and prevent others from infringing, misappropriating or otherwise violating our intellectual property rights. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to protect the products and technology that we consider important to our business. We also rely on know-how and continuing technological innovation to develop and maintain our competitive position.

Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our technology, inventions, improvements and products that are important to the development and implementation of our business. Our patent portfolio covers various aspects of our LDD, LAL and related devices and methods.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. Generally, in the United States, issued patents are granted a term of 20 years from the earliest claimed non-provisional or Patent Cooperation Treaty (“PCT”) filing date. In certain instances, a patent term can be adjusted to recapture a portion of delay by the U.S. Patent and Trademark Office, or the USPTO, in examining the patent application (patent term adjustment, or PTA) or extended to account for term effectively lost as a result of the FDA regulatory review period (patent term extension, or PTE), or both. Additionally, a patent term may be shortened if a patent is terminally disclaimed over an earlier filed patent. However, the life of the patent, and the protection it affords, is limited. In addition, we cannot provide any assurance that any patents will be issued from our pending or future applications or that any issued patents will adequately protect our current and future products. We also cannot predict the breadth of claims that may be allowed or enforced in our owned or in-licensed patents or whether such claims, if issued, will cover our products, provide sufficient protection from competitors or otherwise provide any competitive advantage. Any issued patents that we may own or in-license in the future may be challenged, invalidated, narrowed, held unenforceable, infringed or circumvented.

Our patent portfolio as of March 31, 2021 includes approximately 26 owned issued and non-expired U.S. patents, 11 pending U.S. non-provisional patent applications, three pending PCT applications, 16 issued and non-expired foreign patents, and 13 pending foreign patent applications. These owned patents, and the patents, if any, that issue from these patent applications are projected to expire between 2021 and 2041, in each case without taking into account any possible PTA or PTE and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

As of March 31, 2021, we also have exclusively in-licensed approximately 5 issued and non-expired U.S. patents and 10 issued and non-expired foreign patents, which patents are projected to expire between 2031 and 2036, in each case without taking into account any possible PTA or PTE and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. These in-licensed patents are owned by the California Institute of Technology, or CalTech, and licensed to us, along with certain related technology, pursuant to our license agreement with CalTech effective as of July 28, 2015, or the CalTech Agreement.

Our patent portfolio, including our owned and exclusively in-licensed issued patents and patent applications, is generally directed to:

•

Our current LAL : Some of the patents directed to our current LAL include, for example, U.S. Pat. No. 9,119,710, which is expected to expire in 2026, U.S. Pat. No. 10,470,874, which is expected to expire in 2026, and U.S. Pat. No. 10,874,505, which is expected to expire in 2033.

•

Our future LAL as contemplated or in development: Some of the patents directed to our future LAL include, for example, U.S. Pat. No. 10,433,951, which is expected to expire in 2037, and U.S. Pat. No. 10,966,819, which is expected to expire in 2037.

•	Our LDD: Some of the patents directed to our LDD include, for example, U.S. Pat. No. 10,864,075, which is expected to expire in 2038, and U.S. Pat. No. 10,932,864, which is expected to expire in 2039.

•

Our lens adjustment procedure: Some of the patents directed to our lens adjustment procedure include, for example, U.S. Pat. No. 10,010,406, which is expected to expire in 2032, and U.S. Pat. No. 10,166,731, which is expected to expire in 2036.

•	Our system accessories: A patent directed to our system accessories includes, for example, U.S. Pat. No. 10,456,240, which is expected to expire in 2038.

Pursuant to the CalTech agreement, we receive an exclusive, royalty-bearing, nontransferrable, worldwide license under such patent rights and technology to manufacture, use and commercialize, in all fields, products covered by the licensed patents or that utilize the licensed technology. The licenses granted to us by CalTech are subject to certain retained rights of CalTech for educational and research purposes and certain retained rights of the U.S. government. We are subject to certain diligence obligations under the CalTech Agreement with respect to the commercialization of the licensed products. Pursuant to our license agreement with CalTech, we paid a $50,000 non-refundable license issue fee upon the execution of the agreement and agreed to reimburse CalTech approximately $64,680 for past patent prosecution and maintenance expenses. Further, we have an obligation to pay an annual license maintenance fee of $10,000. We are also obligated to pay (i) a low-single-digit royalty based on net sales of products covered by the licensed patents, which royalty obligation expires, on a country-by-country and product-by-product basis, upon the last-to-expire valid claim of a licensed patent covering such product in such country and (ii) a fraction of a single-digit royalty based on net sales of products covered only by the licensed technology, which royalty obligation expires, on a country-by-country-basis, seven years following the first commercial sale of such product in such country. Following the first commercial sale of a licensed product, we are required to pay a minimum annual royalty to CalTech of $50,000 on each anniversary of the effective date of the CalTech Agreement. We are also obligated to pay CalTech a mid-teen royalty on any applicable sublicensing revenue. Unless earlier terminated, the term of the CalTech Agreement continues until the later of the expiration, revocation, invalidation or unenforceability of the licensed patents or the expiration of our royalty obligations under the agreement. CalTech may terminate the CalTech Agreement for our insolvency, failure to maintain required insurance coverage levels, or if we materially breach the agreement, including our payment or diligence obligations thereunder, and do not cure such breach within specified time periods. Currently, we do not sell any licensed products under the agreement, and therefore we have no current royalty obligation to CalTech. We are developing future products to which the intellectual property in-licensed from CalTech may be directed.

Pursuant to the agreement with the Regents of the University of California (“Regents”) dated March 1, 2000 (the “Regents Agreement”), we received an exclusive, royalty bearing, sublicensable, worldwide license under certain Regents’ patent rights to make, have made, use, sell, offer to sell and import products and to practice methods in the research, development, and commercialization of products for commercial applications. This license was subject to certain retained rights of the Regents and CalTech for educational and research purposes and certain retained rights of the U.S. government. We were subject to certain diligence obligations under the Regents Agreement with respect to the commercialization of the licensed products. Pursuant to our license agreement with the Regents, we paid a $10,000 non-refundable license issue fee upon the execution of the agreement and agreed to reimburse the Regents approximately $57,000 for past patent prosecution and maintenance expenses. Further, we had an obligation to pay an annual license maintenance fee of $5,000. We were also obligated to pay a low-single digit royalty based on net sales of products covered by the licensed patents, which royalty obligation expires, upon the last-to-expire valid claim of a licensed patent covering such product. Following the first commercial sale of a licensed product, we were required to pay a minimum annual royalty to the Regents of $10,000 by February 28th for the calendar year in which the minimum payment is due. Upon a filing of an Investigational Device Exemption by us with the FDA for a trial involving more than 20 persons, or other equivalent applications, we were obligated to pay $20,000. Following the first use of a licensed product in a patient as part of a Phase II or Phase III clinical trial, we were obligated to pay $30,000 or

$50,000 respectively. Upon an approval by the FDA of a Pre-Marketing Approval Application or equivalent application submitted by us, we were obligated to pay $175,000. Upon the closing of an initial public offering or a change of control of greater than 50% of our voting power, we were obligated to pay the Regents $25,000. We were also obligated to pay the Regents a percentage of all compensation received by us from sublicensees other than royalties on sales of the licensed products, not to exceed $500,000. Unless earlier terminated, the term of the Regents Agreement continued until the expiration of the last-to-expire patent included in Regents’ patent rights licensed under the Regents Agreement. The Regents had the right to terminate the agreement if we materially breached the agreement, including our payment or diligence obligations thereunder, and did not cure such breach within specified time periods. We had the right to terminate the agreement at will in whole or as to any portion of the Regents’ patent rights by giving notice in writing to Regents. The Regents Agreement was terminated in March of 2021.

Pursuant to the agreement with QAD, Inc. (“QAD”) dated October 29, 2015 (the “QAD Agreement”), we receive a nonexclusive, non-transferable, perpetual license to use certain QAD software at the physical location where we install the software. Under the agreement, we purchase such QAD software through individual orders (“Purchase Orders”), and each Purchase Order has a respective payment fee and maintenance fee. We use the software licensed under the QAD agreement for inventory, shipping / receiving, sales order, work order, planning and financial transactions for the business. Maintenance for the software is offered by QAD and available for purchase by us on an annual basis, and such purchase was compulsory for the first year of the agreement. After the first year, maintenance purchased under the agreement automatically renews for successive one-year periods unless terminated by us or QAD 60 days prior to the effective date of any renewal term. Further, we grant QAD audit rights to verify our usage of QAD software, and if following such audit our use of the QAD software is in excess of our license, we are obligated to pay to QAD the amounts necessary to become compliant. QAD provides limited warranties to the software and retains all intellectual property ownership rights in the QAD software including any modifications made by us, however we receive a license to use any modifications made by us. Unless earlier terminated, the term of the QAD agreement is perpetual. Both parties have the right to terminate the agreement for convenience by giving the other party 90 days prior written notice and such termination does not affect the license granted. Either party to the agreement may terminate the agreement with notice, if the other materially breaches the agreement, and the breach is not cured within specified time periods. In addition, either party may terminate if the other party is adjudicated bankrupt or an official is appointed to manage its financial affairs. Upon termination for cause, we must immediately discontinue all use of the software. Upon termination for cause, we must immediately discontinue all use of the software.

We believe that we have certain know-how and trade secrets relating to our technology and current and future products. We rely on trade secrets to protect certain aspects of our technology related to our current and future products. However, trade secrets and know-how can be difficult to protect. We seek to protect our trade secrets and know-how, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, service providers, and contractors but these agreements may not provide meaningful protection, and we cannot guarantee that we have executed such agreements with all applicable counterparties. These agreements may also be breached, and we may not have an adequate remedy for any such breach. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we take steps to protect our trade secrets and know-how, third parties may independently develop or otherwise gain access to our trade secrets and know-how.

For more information, please see “Risk Factors-Risks related to Intellectual Property”.

Competition

Competition in the surgical ophthalmology market is intense and is primarily driven by technological innovation and the regulatory approval required to commercialize products in the key markets around the world. The development of new or improved products may make existing products less attractive, reduce them to commodity status or even make them obsolete. We believe the principal competitive factors in our markets include:

•	the quality of patient outcomes, oftentimes measured by visual acuity, and adverse event rates;

•	patient experience, including patient recovery time and level of discomfort;

•	acceptance by treating doctors and referral sources;

•	doctor and other provider learning curves and willingness to adopt new technologies;

•	ease-of-use and reliability;

•	economic benefits and cost savings;

•	strength of clinical evidence;

•	effective distribution and marketing to surgeons and potential patients; and

•	product price and qualification for coverage and reimbursement.

From a commercial perspective, we believe our primary competitors in the cataract IOL market are alternative premium IOL providers, including Alcon, Johnson & Johnson, Hoya, Bausch Health Companies and Carl Zeiss Meditec. The global cataract IOL market is highly concentrated, with these top five players accounting for approximately 70% of total market revenue, according to Market Scope. Our competitors are significantly larger than us with greater financial, marketing, sales and personnel resources, greater brand recognition and longer operating histories. We believe our ability to compete effectively will be dependent on our ability to build the commercial infrastructure necessary to effectively and cost-efficiently drive awareness of the unique value of our system.

In addition, patients who receive an LAL will be required to wear UV protective spectacles until final lock-in which is approximately 4-5 weeks after surgery. They will also be required to return for an additional 2-3 clinic visits compared to traditional cataract surgery. The additional clinic visits are non-surgical but do require the patient eyes to be dilated. Due to these additional requirements, market acceptance of the LAL may be impacted.

The two most popular premium IOLs approved for cataract treatment are Acrysof by Alcon and Tecnis by Johnson & Johnson. Alcon and Johnson & Johnson are the first and second largest IOL manufacturers, with a 2020 revenue share of the premium IOL market of 32.8% and 21.4%, respectively. The Acrysof and Tecnis families of IOLs are available in a monofocal Toric, multifocal Toric and EDOF Toric versions. The Toric versions of these lenses represent approximately 28% of all premium multifocal IOLs sold in 2020. The rest of the market is shared between Bausch and Lomb, Carl Zeiss, Hoya, with under 10% each as well as with a long list of smaller companies. From a technology perspective, we believe the LAL competes with nearly all of the existing IOLs, including conventional, premium astigmatism correcting and premium presbyopia correcting lenses.

Government regulation

Our products and operations are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, as well as other federal, state and local regulatory authorities in the United States, as well as foreign regulatory authorities. The FDA regulates, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, record keeping and reporting, clearance or approval, marketing, distribution, promotion, import and export, and post-marketing surveillance in the United States to assure the safety and effectiveness of medical products for their intended use.

FDA regulation of medical devices

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a PMA application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

FDA classifies medical devices into one of three classes – Class I, Class II or Class III – depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to the FDA’s general controls for medical devices, which include compliance with the applicable portions of FDA’s current good manufacturing practices for devices, as reflected in of the Quality System Regulation, or QSR, establishment registration and device listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the FDA’s general controls and any other special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, patient registries, product-specific FDA guidance documents, special labeling requirements and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. Due to the level of risk associated with Class III devices, the FDA’s general controls and special controls alone are insufficient to assure their safety and effectiveness. Devices placed in Class III generally require the submission of a PMA application, demonstrating the safety and effectiveness of the device which must be approved by the FDA prior to marketing, or the receipt of a 510(k) de novo classification, which provides for the reclassification of the device into Class I or II. The PMA approval process is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

If a new medical device does not qualify for the 510(k) premarket notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk and requires PMA or that general controls would be inadequate to control the risks and special controls cannot be developed.

Obtaining FDA marketing authorization, de novo down-classification, or approval for medical devices is expensive and uncertain, and may take several years, and generally requires significant scientific and clinical data.

Investigational device process

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an IDE application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed, and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria.

All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for institutional review board approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA.

The results of clinical testing may be unfavorable, or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	The FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	Patients do not enroll in clinical trials at the rate expected;

•	Patients do not comply with trial protocols;

•	Patient follow-up is not at the rate expected;

•	Patients experience adverse events;

•	Patients die during a clinical trial, even though their death may not be related to the products that are part of the trial;

•	Device malfunctions occur with unexpected frequency or potential adverse consequences;

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Side effects or device malfunctions of similar products already in the market that change the FDA’s view toward approval of new or similar PMAs or result in the imposition of new requirements or testing;

•	Institutional review boards and third-party clinical investigators may delay or reject the trial protocol;

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Third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, investigator agreement, investigational plan, good clinical practices, the IDE regulations, or other FDA or IRB requirements;

•	Third-party investigators are disqualified by the FDA;

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We or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans, or otherwise fail to comply with the IDE regulations governing responsibilities, records, and reports of sponsors of clinical investigations;

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Third-party clinical investigators have significant financial interests related to us or our study such that the FDA deems the study results unreliable, or we or investigators fail to disclose such interests;

•	Regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	Changes in government regulations or administrative actions;

•	The interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; or

•	The FDA concludes that our trial design is unreliable or inadequate to demonstrate safety and effectiveness.

The 510(k) clearance process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to a legally marketed predicate device.

A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. A device is considered to be substantially equivalent if, with respect to the predicate device, it has the same intended use, and has either (i) the same technological characteristics; or (ii) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes, but not always, required to support substantial equivalence.

Before the FDA will accept a 510(k) premarket notification for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission lacks necessary information for substantive review, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information before the FDA will proceed with additional review of the submission. If a 510(k) submission is accepted for substantive review, the Medical Device User Fee Amendments sets a performance goal of 90 days for FDA review of a 510(k) submission, but the review time can be delayed if FDA raises questions or requests additional information during the review process. As a practical matter, clearance often takes longer, and clearance is never assured. Thus, as a practical matter, clearance often takes longer than 90 days. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

Medical devices can only be marketed for the indications for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application or de novo classification. The determination as to whether or not a modification constitutes such a change is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until new 510(k) clearance or PMA approval is obtained. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

The PMA approval process

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the substantive review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	The device may not be shown safe or effective to the FDA’s satisfaction;

•	The data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;

•	The manufacturing process or facilities may not meet applicable requirements; and

•	Changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. Significant modifications to the manufacturing process, labeling and design for a device which has received approval through the PMA process may require submission of a new PMA application or PMA supplement prior to marketing.

Ongoing regulation by the FDA

Even after the FDA permits a device to be marketed, numerous regulatory requirements apply, including but not limited to:

•	establishment registration and device listing;

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the QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation, and other quality assurance procedures during the manufacturing process;

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labeling regulations, advertising and promotion requirements, restrictions on sale distribution or use of a device, each including the FDA general prohibition against the promotion of products for any uses other than those authorized by the FDA, which are commonly known as “off label” uses;

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the Medical Device Reporting, or MDR regulation, which requires that manufactures report to the FDA if their device may have caused or contributed to a death or serious injury or if their device malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

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medical device corrections and removal reporting regulations, which require that manufactures report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FD&C Act that may present a risk to health;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

•	an order of repair, replacement or refund;

•	device tracking requirements; and

•	post market study and surveillance requirements.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) or possibly a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly a PMA. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or a PMA is obtained. Also, in these circumstances, we may be subject to significant regulatory fines and penalties.

Some changes to an approved PMA device, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new PMA application or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA application, except that the supplement is generally limited to that information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMA applications.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, some states also require medical device manufacturers and/or distributors doing business within the state to register with the state or apply for a state license, which could subject our facility to state inspection as well as FDA inspection on a routine basis for compliance with the QSR and any applicable state requirements. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. Further, the FDA requires us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, voluntary or mandatory recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing, clearing or approving submissions or applications for new products or modifications to existing products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries;

•	suspension or withdrawal of FDA approvals or clearances that have already been granted; and

•	criminal prosecution.

Newly discovered or developed safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory clearance or approval of our products under development.

Our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Failure to comply with the applicable United States medical device regulatory requirements could result in, among other things, warning letters, untitled letters, fines, injunctions, consent decrees, civil penalties, unanticipated expenditures, repairs, replacements, refunds, recalls or seizures of products, operating restrictions, total or partial suspension of production, the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product clearances or approvals and criminal prosecution.

When the FDA conducts an inspection, the inspectors will identify any deficiencies they believe exist in the form of a notice of inspectional observations, or Form FDA 483. If we receive a notice of inspectional observations or deficiencies from the FDA following an inspection, we would be required to respond in writing, and would be required to undertake corrective and/or preventive or other actions in order to address the FDA’s or other regulators’ concerns. Failure to address the FDA’s concerns may result in the issuance of a warning letter or other enforcement or administrative actions.

International medical device premarket authorization process

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Our products are regulated in the European Union as medical devices per European Union Directive 93/42/EEC, also known as the Medical Device Directive, or MDD. The MDD sets out the basic regulatory framework for medical devices in the European Union. The system of regulating medical devices operates by way of a certification for each medical device. Each certified device is marked with the CE mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDD within their jurisdiction. The means for achieving the requirements for the CE mark vary according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the conformity assessment required before the CE mark can be placed on a product. Conformity assessments for our products are carried out as required by the MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of a one-member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. The CE mark is contingent upon continued compliance with the applicable regulations and the quality system requirements of the ISO 13485 standard.

The new European Union Medical Devices Regulation 2017/745, or EU MDR, which was published in May 2017 with a transition period of three years, replaces the MDD and will expand and modify the pre-market and post-market obligations of the MDD. The date of application of the EU MDR has been postponed to May 26, 2021 with implementation dates based off of risk classification of the medical device. The EU MDR will impose additional requirements on clinical evaluation process, safety, classification and performance of medical device products. The EU MDR will have no impact on our current and future products as registrations to the EU MDR are in process and are scheduled for completion prior to the implementation dates. In addition to inspections by the FDA and other regulatory entities, we are also subject to periodic inspections by applicable European Notified Body with respect to regulatory requirements that apply to medical devices designed and manufactured by us and clinical trials sponsored by us. We are also certified to the Medical Device Single Audit Program (MDSAP) for the jurisdictions of the United States, Canada, and Australia which allows for one single audit performed by Notified Body to cover those jurisdictions with respect to quality systems. The MDSAP certification with Japan and Brazil is in process and is expected at end of 2021.

Other U.S. regulatory matters

Medical device companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Manufacturing, sales, promotion and other activities following product clearance or approval are subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments. For example, in the United States, sales, marketing and scientific and educational programs also must comply with state and federal fraud and abuse, anti-kickback false claims, transparency, government price reporting, anti-corruption, and health information privacy and security laws and regulations. Internationally, other governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare items and services. These laws include the following:

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U.S. federal healthcare fraud and abuse laws generally apply to our activities because our products are covered under federal healthcare programs such as Medicare and Medicaid. The Anti-Kickback Statute is particularly relevant because of its broad applicability. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular medical device, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Almost any financial arrangement with a healthcare provider, patient or customer could implicate the Anti-Kickback Statute. Statutory exceptions and regulatory safe harbors protect certain arrangements if specific requirements are met. The government can exercise enforcement discretion in taking action against arrangements that do not fit within a safe harbor. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Penalties for violations of the Anti- Kickback Statute include, but are not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid and other federal healthcare programs. Our exclusion would mean that procedures using our products would no longer be eligible for reimbursement under federal healthcare programs;

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Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. In recent years, the number of suits brought against healthcare companies by private individuals has increased dramatically. The federal civil and criminal false claims acts, including the civil FCA, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. No specific intent to defraud is required under the civil FCA. The criminal FCA provides for criminal penalties for submitting false claims, including imprisonment and criminal fines;

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The Civil Monetary Penalty Act of 1981 and implementing regulations impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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HIPAA prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•	The FDCA, which prohibits, among other things, the adulteration or misbranding of medical devices;

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Additionally, there has been a recent trend of increased federal and state regulation of payments made to doctors and other providers. The federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, medical devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians and teaching hospitals, and beginning in 2022 (for payment and transfer of value data collected in 2021), for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists & anesthesiologist assistants, and certified nurse midwives as well as information regarding ownership and investment interests held by physicians and their immediate family members;

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The Foreign Corrupt Practices Act (FCPA) prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls for international operations;

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Analogous state and foreign laws and regulations, such as state anti-kickback, anti-referral, and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require certain biotechnology, pharmaceutical, and medical device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require applicable manufacturers to disclose or report certain information related to payments and other transfers of value to doctors and other providers and entities or sales, marketing, pricing, clinical trials, marketing expenditures and activities, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions or safe harbors, it is possible that some of our activities, such as stock-option compensation paid to doctors or other providers, could be subject to challenge under one or more of such laws. The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to various interpretations. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Also, we may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant civil, criminal and administrative penalties, including damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

United States health care reform

Changes in healthcare policy could increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our current and future solutions. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage for the procedures associated with the use of our products or result in lower reimbursement for those procedures. The cost containment measures that payers and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products. Changes in healthcare policy, including changes in the implementation or the repeal of the ACA in the United States, could increase our costs, decrease our revenue and impact sales of and reimbursement and coverage for our current and future products. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. In particular, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and held oral arguments in November 2020. It is unclear when a decision will be issued or how this decision, future litigation, other efforts to repeal and replace the ACA, and healthcare measures of the Biden administration will impact the ACA and our business. Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 absent additional congressional action, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Moreover, there recently has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates we will be able to charge for our current and future products or the amounts of reimbursement available for our current and future products from governmental agencies or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

Data privacy and security

Medical device companies may be subject to U.S. federal and state health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the U.S. Department of Health and Human Services, or HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, or PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Personally identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, created new data privacy obligations for covered companies and provided new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also created a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach.

Additionally, in November 2020, California voters passed the California Privacy Rights Act of 2020, or CPRA. The CPRA, which is expected to take effect on January 1, 2023 and create additional obligations with respect to certain data relating to consumers, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA may increase our compliance costs and potential liability. In addition to the CCPA, numerous other states’ legislatures have passed or are considering similar laws that will require ongoing compliance efforts and investment.

Additionally, the EU also has laws and regulations dealing with the collection, use and processing of personal data obtained from individuals in the EU, namely the EU General Data Protection Regulation, or GDPR. These regulations are often more restrictive than those in the United States and may restrict transfers of personal data to the United States unless certain requirements are met. The GDPR provides that EU member states may make their own further laws and regulations limiting the processing of genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. Further, the United Kingdom’s decision to leave the European Union has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK General Data Protection Regulation and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom’s national law. Failure to comply with any of these obligations could expose us to significant fines.

Employees and human capital

As of March 31, 2021, we had 171 full-time employees, including 55 employees in sales & marketing, 29 in general and administrative functions, 50 in research and development and 37 in manufacturing. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our corporate headquarters are in Aliso Viejo, California where we lease three facilities housing our headquarters, manufacturing, research and development and administrative offices. The facility leases are for approximately 109,822 square feet in the aggregate. The leases terminate on a) September 30, 2024, with one option to extend for five years; b) January 31, 2026, with three options to extend for five years each; and c) March 31, 2023 with two options to extend for five years each. We believe that our existing facilities are adequate for our near-term needs but expect to need additional space as we grow. We believe that suitable additional or alternative space would be available in the future as required on commercially reasonable terms.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. Except as indicated above, we are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this prospectus:

Name	Age	Position

Executive Officers:

Ron Kurtz, M.D.	58	President, Chief Executive Officer & Director

Shelley Thunen	68	Chief Financial Officer

Eric Weinberg	60	Chief Commercial Officer

Ilya Goldshleger, Ph.D.	46	Chief Operating Officer

Non-Employee Directors:

J. Andy Corley (2)	65	Chair of the Board

Bruce Robertson, Ph.D. (2)	58	Director

William J. Link, Ph.D. (2)	75	Director

Daniel Schwartz, M.D. (1)	65	Director

Christopher Cox (2)	68	Director

Rick Wolfen (1)	63	Director

Juliet Tammenoms Bakker (1)	59	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

Executive officers

Ron Kurtz, M.D. Dr. Kurtz joined RxSight, Inc. in June 2015 and has served as our President and Chief Executive Officer since January 2016 and as a member of our board of directors since February 2016. Prior to joining RxSight in June 2015, Dr. Kurtz co-founded LenSx Lasers, Inc. He served as LenSx’s President and Chief Executive Officer until its acquisition by Alcon Inc. in August 2010, continuing as General Manager of Alcon LenSx, Inc. until March 2015. In 1997, he co-founded IntraLase Corp. and served as its President & CEO until November 1998 and then as its Vice-President and Medical Director until December 2005, thereafter consulting until December 2006. IntraLase became a publicly held Nasdaq-listed company in October 2004 and was acquired by Advanced Medical Optics, Inc. in April 2007. Dr. Kurtz serves on the boards of ODOS GmbH and Allegro Ophthalmics, Inc. Dr. Kurtz has served on the faculty of both the University of California, Irvine, and the University of Michigan. He earned his B.A. in Biochemistry from Harvard College and his M.D. from the University of California, San Diego.

We believe that Dr. Kurtz is qualified to serve on our board of directors due to his leadership track record, his experience as an ophthalmologist, and his service as our Chief Executive Officer and President.

Shelley Thunen. Ms. Thunen joined RxSight, Inc. in January 2016 as our Chief Administrative Officer and has served as our Chief Financial Officer since February 2017. From January 2013 to October 2015, Ms. Thunen served as the Chief Financial Officer of Endologix, Inc. From August 2010 to December 2012, Ms. Thunen served as Associate General Manager of Alcon LenSx, Inc. Prior to the Alcon acquisition of LenSx, Inc. in August 2010, she served as a board member and chair of the audit committee from April 2008 to August 2010, as well as Chief Financial Officer and Vice President, Operations from November 2009 to August 2010. Ms. Thunen joined IntraLase Corp. in May 2001 and was its Chief Financial Officer and later Executive Vice President & Chief Financial Officer until its acquisition by Advanced Medical Optics, Inc. in April 2007. Ms. Thunen served on the board of directors of eyeonics, Inc. from June 2007 to February 2008, and as a board member and chair of the audit committee of Restoration Robotics, Inc. (Nasdaq: HAIR) from July 2015 to November 2019, prior to its acquisition by Venus Concept Inc. (Nasdaq: VERO) She also has served as a board member and audit committee chair of Surface Ophthalmics, Inc since August 2020. Ms. Thunen received a B.A. in economics and an M.B.A. from the University of California, Irvine.

Eric Weinberg. Mr. Weinberg has served as our Chief Commercial Officer since June 2015. Prior to joining RxSight, he was a co-founder of LenSx Lasers, Inc. and served as Chief Commercial Officer from July 2008 to August 2010, prior to its acquisition by Alcon Inc. He went on to serve as Vice President of Surgical Development at Alcon LenSx, Inc. from August 2010 to April 2014. He joined IntraLase Corp. in September 1999 as Vice President of Sales and later as the Senior Vice President, Global Marketing until the company was acquired by Advanced Medical Optics, Inc. in April 2007. Mr. Weinberg served as Global Director of Refractive Surgery at Chiron Vision Corp. from March 1993 until October 1997, when it was acquired by Bausch & Lomb, Inc. He continued as Global Director of Refractive Surgery at Bausch & Lomb until August 1999. Mr. Weinberg began his career in medical devices at Steinway Instruments in 1980.

Ilya Goldshleger, Ph.D. Dr. Goldshleger joined RxSight, Inc. as the Vice President, Engineering and has served as our Chief Operating Officer since June 2019. Dr. Goldshleger joined RxSight in September 2015 as the Vice President of Engineering and was responsible for the development and engineering of the LAL and LDD system and its accessories. Prior to joining RxSight, Dr. Goldshleger held various management roles at Alcon LenSx, Inc. from 2010 to 2015 last serving as Director, R&D Optics and Diagnostics, and held various roles in research and development at LenSx Lasers, Inc. from October 2008 to its acquisition by Alcon, Inc. in August 2010. Dr. Goldshleger received a Master of Science in Physics and Mathematics from the Moscow Institute of Physics and Technology and a Ph.D. in Chemical Physics from the Russian Academy of Sciences.

Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Non-employee directors

J. Andy Corley. Mr. Corley has served as a member of our board of directors since January 2015. Mr. Corley has also served as a board member of Neurolenses, Inc. since 2012, where he currently serves as Chairman of the Board, and has been a partner at Flying L Partners since 2016. Mr. Corley co-founded eyeonics, Inc. in 1998 and served as its Chief Executive Officer and Chairman of the Board until the company was sold to Bausch & Lomb, Inc. in February 2008. Mr. Corley then served as President of the Surgical Division at Bausch & Lomb following its acquisition of eyeonics, Inc from 2008 to 2011. Mr. Corley also co-founded Chiron Vision Corp., a company focused on the development of LASIK, in 1987 and served as General Manager of the Refractive Surgery Division until December 1997. Mr. Corley received a Bachelor of Business Administration degree from Georgia Southern University.

We believe Mr. Corley is qualified to serve on our board of directors because of his experience in leading and investing in medical device companies.

Bruce Robertson, Ph.D. Dr. Robertson has served as a member of our board of directors since June 2015. Dr. Robertson has also served on the board of directors of Apollo Endosurgery, Inc. since 2007, CardioFocus, Inc. since 2006, Clarus Therapeutics, Inc. since 2007, Iconic Therapeutics, Inc. since 2014, Exagen Inc. since 2019 and Augmedics Ltd. since 2021. He serves as co-Head and Managing Director of H.I.G. BioHealth Partners. Prior to joining H.I.G., Dr. Robertson served as Managing Director at Toucan Capital, a venture capital fund focusing on life science investments. Dr. Robertson served as a General Partner at GIV Venture Partners from 2000 to 2002. Dr. Robertson has also worked in business development and research and development at IGEN International, Inc. and W.R. Grace & Company, Inc., respectively. Additionally, he served on the board of the University of Delaware Research Foundation and the board of the BioLife Fund of Virginia’s Center for Innovative Technology. Dr. Robertson holds a B.S.E. in Chemical Engineering and B.A. in Mathematics from the University of Pennsylvania, a Ph.D. in Chemical Engineering from the University of Delaware, and an M.B.A. from Harvard Business School with High Distinction.

We believe Dr. Robertson is qualified to serve on our board of directors because of his experience investing in medical device companies.

William J. Link, Ph.D. Dr. Link has served as a member of our board of directors since November 2016. Dr. Link formed Flying L Management, LLC in 2017 and is the Managing Partner. Dr. Link has served as a managing director and co-founder of Versant Ventures Management LLC, a venture capital firm investing in early stage healthcare companies, since 1999. He has served as a member of the board of directors of Edwards Lifesciences Corp. since May 2009, Oyster Point Pharma, Inc. since July 2015, Glaukos, Inc. since June 2001, Lensar, Inc. since November 2017 and Tarsus Pharmaceuticals, Inc. since January 2017. Prior to co-founding Versant Ventures in November 1999, Dr. Link was a general partner at Brentwood Venture Capital from 1998 to 2020. From March 1986 to December 1997, Dr. Link was founder, chairman, and chief executive officer of Chiron Vision Corp. He also founded and served as President of American Medical Optics, Inc. (acquired by Allergan, Inc.) from 1978 to 1985. Dr. Link served as a director of Advanced Medical Optics, Inc. from September 2002 to February 2009, a director of Inogen, Inc. from July 2003 to February 2014 and a director of Second Sight Medical Products, Inc. from August 2003 to May 2020. Dr. Link also served as an assistant professor in the Department of Surgery at the Indiana University School of Medicine from 1973 to 1976. Dr. Link received a B.S., M.S., and a Ph.D. in mechanical engineering from Purdue University.

We believe Dr. Link is qualified to serve on our board of directors because of his experience in leading and investing in medical device companies.

Daniel Schwartz, M.D. Dr. Schwartz has served as a member of our board of directors since April 1997. Dr. Schwartz co-founded RxSight and is co-inventor of the Light Adjustable Lens. He has been a Physician in Residence at the Merkin Institute for Translational Research at Caltech since July 2020 and has served as Director of the Retina Division at the San Francisco VA Medical Center since 1994. Dr. Schwartz is also Professor Emeritus at the University of California, San Francisco. Prior to RxSight, he co-founded Serra Pharmaceuticals, Inc. in 1996, and served as a consultant until it merged with Karo Bio AB. Dr. Schwartz has published more than sixty peer-reviewed publications and holds over twenty patents in ophthalmology. Dr. Schwartz obtained his B.A. from Haverford College, his M.D. from University of California, San Francisco and completed his Ophthalmology residency at the Wilmer Institute at The Johns Hopkins Hospital.

We believe Dr. Schwartz is qualified to serve on our board of directors because of his experience as a co-founder of RxSight, Inc. and as an ophthalmologist.

Rick Wolfen. Mr. Wolfen has served as a member of our board of directors since December 2019. Mr. Wolfen founded Rock Asset Management, a commercial real estate development and management company, in 1994 and has served as its President since it was founded. He has also served as Managing Member of Sea Glass Ventures, LLC, an early-stage venture capital investor, since 2016. Mr. Wolfen joined Deauville Savings and Loan in 1984, where he oversaw real estate joint ventures as well as direct development and investment projects until 1987. He has served on the board of directors of Intelliflux Controls, Inc. since 2018, Materia, Inc. since 2014, and Global Tinker, Inc. since 2018. Mr. Wolfen received a B.A. in Economics and an M.B.A. from University of California, Los Angeles. He has served on the Board of the American Youth Soccer Organization Region 76 in Beverly Hills since 2002 and is presently Assistant Regional Commissioner.

We believe Mr. Wolfen is qualified to serve on our board of directors because of his experience as an investor and businessman.

Christopher Cox. Mr. Cox has served as a member of our board of directors since July 2015. From November 2014 until his retirement in January 2020, Mr. Cox was a partner at Morgan, Lewis & Bockius, LLP and president of Morgan Lewis Consulting LLC. From June 2009 until its combination with Morgan Lewis in November 2014, he was a partner at Bingham McCutchen LLP and president of Bingham Consulting LLC. From August 2005 to January 2009, he served as the 28th Chairman of the U.S. Securities and Exchange Commission. From January 1989 to August 2005, Mr. Cox served in Congress as a U.S. Representative from California. Mr. Cox has served as a member of the boards of directors of ACA Group since November 2018, and of NetChoice, Inc., since February 2020. He served on the board of trustees of the University of Southern California beginning in October 2011 and became a Life Trustee in March 2020. He has been a member of the advisory boards of Starr Investment Holdings, LLC since November 2018, RevOZ Capital since February 2020, the Loker Hydrocarbon Research Institute since April 2012, the Forum for Corporate Directors since November 2010, the Corporate Directors Roundtable since March 2013, and the SEC and Financial Reporting Institute Conference, sponsored by the Institute, USC & the USC Leventhal School of Accounting, since May 2012. He previously served on the boards of directors of Newport Corporation (now part of MKS Instruments) from November 2011 to April 2016, and of Alphaeon Corporation from May 2014 to December 2016 as well as the advisory boards of Creative Planning from January 2017 to December 2017 and Thomson Reuters Accelus from May 2011 to October 2014. Mr. Cox earned his B.A. from the University of Southern California, his M.B.A. from Harvard Business School, and his J.D. from Harvard Law School.

We believe Mr. Cox is qualified to serve on our board of directors because of his experience as the 28th Chairman of the U.S. Securities and Exchange Commission, an attorney and a former member of the U.S. House of Representatives.

Juliet Tammenoms Bakker. Ms. Tammenoms Bakker has served as a member of our board of directors since June 2015. Ms. Tammenoms Bakker founded Longitude Capital, a healthcare venture capital firm, and has served as its Managing Director since January 2007. Prior to Longitude, Ms. Tammenoms Bakker served as a Managing Director of Pequot Ventures where she founded the life sciences investment practice. Ms. Tammenoms Bakker serves on the boards of private companies DyaMX, Inc., Nalu Medical, Inc., and Ceribell, Inc. Ms. Tammenoms Bakker previously served on the boards of over 10 companies including Axonics Modulation Technologies (Nasdaq: AXNX), Insulet (Nasdaq: PODD), and Venus Concept (Nasdaq: VERO). Additionally, Ms. Tammenoms Bakker serves as a member of the Advisory Council for the College of Agriculture and Life Sciences at Cornell University and a board member of the Boys and Girls Club of Greenwich. Ms. Tammenoms Bakker holds an M.P.A. from the Harvard Kennedy School and a B.Sc. from the College of Agriculture and Life Sciences at Cornell University.

We believe Ms. Tammenoms Bakker is qualified to serve on our board of directors due to her extensive experience as an investor in medical technology companies and as a member of the boards of directors of multiple private companies.

Board composition

Our board of directors currently consists of eight members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2023.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Securities Exchange Act of 1934, as amended (the Exchange Act). Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that                , representing                 of our eight directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board leadership structure

Our board of directors is currently chaired by Mr. Corley. As a general policy, our board of directors believes that separation of the positions of Chair of our board of directors and Chief Executive Officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Dr. Kurtz serves as our Chief Executive Officer while Mr. Corley serves as the Chair of our board of directors but is not an officer of the Company. We currently expect and intend the positions of Chair of our board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the board in risk oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board committees

Our board of directors has an audit committee and a compensation committee, each of which has the composition and the responsibilities described below. Our board of directors intends to form a corporate governance and nominating committee prior to the completion of this offering.

Audit committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be                .                 will be the chair of our audit committee and will be our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of Nasdaq. Our audit committee will oversee our corporate accounting and financial reporting process and assist our board of directors in monitoring our financial systems. Our audit committee will also:

•	select and hire the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	approve audit and non-audit services and fees;

•

review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

•	review reports and communications from the independent registered public accounting firm;

•	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	review our policies on risk assessment and risk management;

•	review and monitor conflicts of interest situations, and approve or prohibit any involvement in matters that may involve a conflict of interest or taking of a corporate opportunity;

•	review related party transactions; and

•

establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be                .                 will be the chair of our compensation committee. Our compensation committee will oversee our compensation policies, plans and benefits programs. The compensation committee will also:

•	oversee our overall compensation philosophy and compensation policies, plans and benefit programs;

•	review and approve or recommend to the board of directors for approval compensation for our executive officers and directors;

•	prepare the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate governance and nominating committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our corporate governance and nominating committee will be                .                 will be the chair of our corporate governance and nominating committee. Our corporate governance and nominating committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

•	identify, evaluate and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Director compensation

Prior to this offering, we have not implemented a formal policy with respect to compensation payable to our non-employee directors. Other than as set forth in the table below, we did not pay any compensation to any of our non-employee directors in 2020. We granted stock options to Mr. Corley for his service as the chairman of our board of directors, and such grants were made in 2015. We also reimburse our directors for expenses associated with attending meetings of our board of directors and its committees. Following the completion of this offering, we expect to implement an annual cash and equity compensation program for our non-employee directors as described below.

Outside director compensation policy

After the completion of this offering, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our board of directors will have the discretion to revise non-employee director compensation as it deems necessary or appropriate.

Cash Compensation.     All non-employee directors will be entitled to receive the following cash compensation for their services following the completion of this offering:

•	$40,000 per year for services as a board member;

•	$50,000 per year additionally for service as chairman of the board of directors;

•	$10,000 per year additionally for service as chairman of the audit committee;

•	$10,000 per year additionally for service as an audit committee member;

•	$7,500 per year additionally for service as chairman of the compensation committee; and

•	$7,500 per year additionally for service as a compensation committee member;

•	$5,000 per year additionally for service as chairman of the nominating and corporate governance committee; and

•	$5,000 per year additionally for service as a nominating and corporate governance committee member.

Each annual cash retainer and additional annual fee will be paid quarterly in arrears on a prorated basis.

Equity Compensation.     Non-employee directors will be entitled to receive all types of awards (except incentive stock options) under the 2021 Equity Incentive Plan, or the 2021 Plan (or the applicable equity plan in place at the time of grant), including discretionary awards not covered under the outside director compensation policy. Following the completion of this offering, nondiscretionary, automatic grants of stock options will be made to our non-employee directors as follows:

•

Initial RSU Grant.     Each person who first becomes a non-employee director after the completion of this offering will be granted an award of restricted stock units with a value of $125,000 or an Initial Award.

•	Annual RSU Grant. Each non-employee director will be granted an award of restricted stock units with a value of $125,000 on the date of each Annual Meeting, beginning with the 2021 Annual Meeting.

The “value” for the options described above means the grant date fair value calculated in accordance with the Black-Scholes option valuation methodology, or such other methodology our board of directors or compensation committee may determine. The term of each option described above will be ten years from the date of grant, subject to earlier termination as provided in the 2021 Plan. The exercise price per share of each option will equal 100% of the fair market value of one share of our common stock on the date of grant.

Subject to the applicable provisions of the 2021 Plan as further described under the section titled “Employee Benefit and Stock Plans,” (i) each Initial Option Grant will be scheduled to vest as to one-third of the shares subject to such Initial Option Grant on each annual anniversary of the date the applicable non-employee’s service as a non-employee director commenced, subject to the non-employee director continuing to provide services to the Company through the applicable vesting date, (ii) each Annual Option Grant will be scheduled to vest on the earlier of (a) the annual anniversary of the date of grant of such Annual Option Grant, or (b) the day immediately prior to the Annual Meeting next following the date the Annual Option is granted, provided that for either (a) or (b), the non-employee director has remained in continuous service with the Company through the applicable vesting date, and (iii) each Initial Option Grant and Annual Option Grant will fully vest if the company experiences a merger or change in control; provided that the non-employee director has remained in continuous service with the Company through such date. Additionally, pursuant to our outside director policy, in the event of a change of control, each outstanding and unvested equity award held by a non-employee director will accelerate and fully vest.

Pursuant to our outside director compensation policy, no non-employee director may be issued, in any fiscal year, cash compensation and equity awards with an aggregate value greater than $500,000, increased to $1,000,000 for the fiscal year an individual initially becomes a member of our board of directors. Any cash compensation paid, or equity awards granted to an individual for his or her services as an employee, for his or her services as a consultant (other than as a non-employee director), will not count for purposes of this limitation.

The following table presents the total compensation each of our non-employee directors received during the year ended December 31, 2020.

	Fees earned or paid in cash ($)	Option awards ($)	All other compensation ($)	Total ($)
J. Andy Corley(1)	120,000	—	—	120,000
Bruce Robertson, Ph.D.	—	—	—	—
William J. Link, Ph.D.	—	—	—	—
Daniel Schwartz, M.D.	75,000	—	—	75,000
Christopher Cox	50,000	19,405	—	69,405
Rick Wolfen	—	—	—	—
Juliet Bakker	—	—	—	—

(1)	Mr. Corley was paid $120,000 in 2020 in fees for his service as the chairman of our board of directors. As of March 31, 2021, Mr. Corley held 3,698,929 shares of common stock.

Directors who are also our employees or officers receive no additional compensation for their service as directors. During 2020, Dr. Kurtz served as an employee director. See the section titled “Executive Compensation” for additional information about Dr. Kurtz’s compensation.

Compensation committee interlocks and inside participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of business conduct and ethics

Prior to the completion of this offering, we intend to adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at www.rxsight.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.

Executive compensation

Summary compensation table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2020.

Name and principal position	Year	Salary($)	Bonus($)	Option awards($)	All other compensation ($)(1)(2)	Total($)
Ron Kurtz, M.D President and Chief Executive Officer	2020	$309,583	$113,000	$404,100	$2,153,320	$2,980,003
Shelley Thunen Chief Financial Officer	2020	$250,510	$83,209	$404,100	$5,076	$742,895
Eric Weinberg Chief Commercial Officer	2020	$272,595	$83,949	$606,150	$5,076	$967,770
Ilya Goldshleger, Ph.D. Chief Operating Officer	2020	$287,094	$96,105	$1,212,300	$7,440	$1,602,939

(1)	All other compensation represents the employer paid portion of medical, dental & vision insurance by the Company except for Dr. Kurtz

(2)	Dr. Kurtz’s Other Compensation consists of $7,573 for the employer paid portion of medical, dental & vision insurance of $2,145,747 for the difference between the fair market value on the date of exercise and the purchase price for the exercise of non-qualified stock options

Outstanding equity awards at fiscal year-end

The following table shows grants of stock options to each of our named executive officers outstanding at December 31, 2020:

Option awards
Name	Grant date(1)	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option exercise price ($)(2)		Option expiration date
Ron Kurtz, M.D President and Chief Executive Officer	07/29/2015 03/14/2017 04/23/2020	1,487,025 451,250 81,252	0 23,750 416,667	$ $ $	0.38 0.42 1.46	07/29/2025 03/14/2027 04/23/2030

Shelley Thunen Chief Financial Officer	02/04/2016 10/27/2016 03/14/2017 07/26/2018 04/23/2020	333,334 300,000 65,909 90,625 83,333	0 0 2,866 59,375 416,667	$ $ $ $ $	0.38 0.42 0.42 1.83 1.46	02/04/2016 10/27/2026 03/14/2027 07/26/2028 04/23/2030

Eric Weinberg Chief Commercial Officer	07/29/2015 03/14/2017 04/18/2019 04/23/2020	2,388,049 347,136 125,000 125,000	0 16,146 25,000 625,000	$ $ $ $	0.38 0.42 2.23 1.46	07/29/2025 03/14/2027 04/18/2029 04/23/2030

Option awards
Name	Grant date(1)	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option exercise price ($)(2)		Option expiration date
Ilya Goldshleger, Ph.D. Chief Operating Officer	10/27/2015 07/28/2016 10/27/2016 03/14/2017 04/26/2017 01/25/2018 07/26/2018 04/18/2019 04/23/2020	425,000 50,000 100,000 95,833 206,250 109,375 120,833 263,333 250,000	0 0 0 4,167 18,750 40,625 79,167 52,667 1,250,000	$ $ $ $ $ $ $ $ $	0.38 0.40 0.42 0.42 0.40 1.83 1.83 2.23 1.46	10/27/2025 07/28/2026 10/27/2026 03/14/2027 04/26/2027 01/25/2028 07/26/2028 04/18/2029 04/23/2030

(1)	Each of the outstanding options to purchase shares of our common stock was granted pursuant to our 2015 Equity Incentive Plan, as amended.

(2)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.

Employment arrangements with our named executive officers

Ron Kurtz, M.D.

Prior to the completion of this offering, we intend to enter into a new offer letter or employment agreement with Dr. Kurtz, our President and Chief Executive Officer. This agreement will have no specific term and will provide for at-will employment. Dr. Kurtz’s current annual base salary is $400,000 and he is eligible for an annual target cash incentive payment equal to 35% of his salary.

Shelley Thunen

Prior to the completion of this offering, we intend to enter into a new offer letter or employment agreement with Ms. Thunen, our Chief Financial Officer. This agreement will have no specific term and will provide for at-will employment. Ms. Thunen’s current annual base salary is $332,522 and she is eligible for an annual target cash incentive payment equal to 30% of her base salary.

Eric Weinberg

Prior to the completion of this offering, we intend to enter into a new offer letter or employment agreement with Mr. Weinberg, our Chief Commercial Officer. This agreement will have no specific term and will provide for at-will employment. Mr. Weinberg’s current annual base salary is $350,471 and he is eligible for an annual target cash incentive payment equal to 30% of his base salary.

Ilya Goldshleger, Ph.D.

Prior to the completion of this offering, we intend to enter into a new offer letter or employment agreement with Dr. Goldshleger, our Chief Operating Officer. This agreement will have no specific term and will provide for at-will employment. Dr. Goldshleger’s current annual base salary is $348,521 and he is eligible for an annual target cash incentive payment equal to 30% of his base salary.

Potential payments upon termination or change of control

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we expect that our board of directors will review and may adopt change in control and severance arrangements for our named executive officers and certain other of our key employees.

Employee benefit and stock plans

2021 Equity incentive plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Plan. The 2021 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our subsidiary corporations’ employees and consultants.

Authorized Shares.     A total of                  shares of our common stock are reserved for issuance pursuant to our 2021 Plan. In addition, the shares reserved for issuance under our 2021 Plan will also include (1) those shares reserved but unissued under our                  Plan as of the date of stockholder approval of the 2021 Plan and (2) shares of our common stock subject to awards granted under our                  Plan that, after the date of stockholder approval of the 2021 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to (1) and (2) is shares). The number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2020 fiscal year, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	Such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). Shares that have actually been issued under the 2021 Plan will not be returned to the 2021 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased by or forfeited to us, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan Administration.     Our board of directors or one or more committees appointed by our board of directors will administer our 2021 Plan. The compensation committee of our board of directors will initially administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator has the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2021 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options.     Stock options may be granted under our 2021 Plan. The exercise price of options granted under our 2021 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights.     Stock appreciation rights may be granted under our 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.     Restricted stock may be granted under our 2021 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.     Restricted stock units may be granted under our 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.     Performance units and performance shares may be granted under our 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares, or in some combination thereof.

Outside Directors.     All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2021 Plan provides that in any given fiscal year, an outside director will not be granted cash compensation and equity awards with an aggregate value greater than $                     (increased to $                     in the fiscal year of his or her initial service as an outside director), with the value of each equity award based on its grant date fair value as determined according to GAAP for purposes of this limit. Any cash compensation paid, or awards granted to an individual for his or her services as an employee or consultant (other than as an outside director) will not count toward this limit.

Non-Transferability of Awards.     Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments.     In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Plan.

Dissolution or Liquidation.     In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.     Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly.

If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback.     Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination.     The administrator has the authority to amend, alter, suspend or terminate our 2021 Plan, provided such action does not materially impair the rights of any participant. Our 2021 Plan automatically will terminate in 2029, unless we terminate it sooner.

2015 Equity incentive plan, as amended

Our 2015 Equity Incentive Plan (the “2015 Plan”) was originally adopted by our board of directors on a meeting on April 30, 2015 and approved by our stockholders on June 2, 2015. Our 2015 Plan was most recently amended on March 22, 2021. Our 2015 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, officers and consultants of ours and any parent or subsidiary of ours. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2015 Plan will be terminated, and we will not grant any additional awards under our 2015 Plan thereafter. However, our 2015 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2015 Plan.

As of March 31, 2021, the following awards were outstanding under our 2015 Plan: stock options covering 47,866,502 shares of our common stock.

Plan Administration.     Our 2015 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2015 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2015 Plan and to control its operation, including the authority to construe and interpret the terms of our 2015 Plan and the awards granted under our 2015 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2015 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2015 Plan.

Eligibility.     Employees, officers, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities, in each case, within the meaning of Form S-8 promulgated under the U.S. securities laws. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options.     Stock options have been granted under our 2015 Plan. Subject to the provisions of our 2015 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than 5 years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2015 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for thirty (30) days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six (6) months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Stock Appreciation Rights.     Prior to the completion of this offering, we may grant stock appreciation rights under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the grant date and the exercise date. The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share of our common stock on the grant date. The term of a stock appreciation right may not exceed 10 years. Stock appreciation rights are generally subject to the same post-termination exercise period rules as options. Subject to the provisions of our 2015 Plan, the administrator determines all other terms of stock appreciation rights, including when such rights vest and become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination of both.

Restricted Stock.     Prior to the completion of this offering, we may grant restricted stock under our 2015 Plan. Restricted stock awards are grants of shares of our common stock that may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. Subject to the terms of our 2015 Plan, the administrator will determine the number of shares of restricted stock granted and other terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate, and may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that have not vested are subject to our right of repurchase or forfeiture.

Restricted Stock Units.     Prior to the completion of this offering, we may grant restricted stock units under our 2015 Plan. Restricted stock units are bookkeeping entries with each unit representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator in its sole discretion may reduce or waive any vesting criteria. The administrator determines in its sole discretion whether restricted stock units will be settled in cash, shares of our common stock, or a combination of both. Restricted stock units that do not vest will be forfeited by the recipient and will return to us.

Non-transferability of Awards.     Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments.     If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2015 Plan or the number, type and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or Liquidation.     In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control.     With respect to awards granted prior to October 11, 2017, in the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2015 Plan), and with respect solely to any participant who has been a service provider during the 12 month period preceding the closing date of a merger or change in control, such participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

With respect to all other awards, in the event of our merger with or into another corporation or entity or a change in control, each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

Amendment and Termination.     Our board of directors may, at any time, terminate or amend our 2015 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2015 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2015 Plan. No amendment or alteration of our 2015 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2015 Plan will be terminated, and we will not grant any additional awards under our 2015 Plan thereafter.

2021 Employee stock purchase plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 ESPP. Our 2021 ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our 2021 ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.

Authorized Shares.     A total of                shares of our common stock will be available for sale under our 2021 ESPP. The number of shares of our common stock that will be available for sale under our 2021 ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2020 fiscal year, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

2021 ESPP Administration.     We expect that the compensation committee of our board of directors will administer our 2021 ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the 2021 ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the 2021 ESPP, designate our subsidiaries and affiliates as participating in the 2021 ESPP, determine eligibility, adjudicate all disputed claims filed under the 2021 ESPP, and establish procedures that it deems necessary for the administration of the 2021 ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the 2021 ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility.     Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our common stock under our 2021 ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering Periods.     Our 2021 ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our 2021 ESPP. Our 2021 ESPP will provide for consecutive, overlapping                month offering periods. The offering periods will be scheduled to start on the first trading day on or after                and                of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before                , 2019, and the second offering period will commence on the last trading day on or after                , 2019.

Contributions.     Our 2021 ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to                % of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may make a onetime decrease (but not increase) to the rate of his or her contributions to 0% during an offering period.

Exercise of Purchase Right.     Amounts contributed and accumulated by the participant will be used to purchase shares of our common stock at the end of each offering. A participant may purchase a maximum of                shares of our common stock during an offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability.     A participant may not transfer contributions credited to his or her account nor any rights granted under our 2021 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2021 ESPP.

Merger or Change in Control. Our 2021 ESPP provides that in the event of a merger or change in control, as defined under our 2021 ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) will assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination.     The administrator will have the authority to amend, suspend or terminate our 2021 ESPP. Our 2021 ESPP automatically will terminate in 2041, unless we terminate it sooner.

401(k) plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We do not match contributions made by our employees or provide any other form of employer contributions, except as required by applicable law with respect to mandatory top-heavy contributions.

Limitation of liability and indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and
•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we intend to enter into an indemnification agreement with each member of our board of directors and each of our officers prior to the completion of the offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the

Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Certain relationships and related party transactions

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

On July 29, 2015, in connection with his appointment to the Board, the Board approved compensation for Christopher Cox consisting of (i) cash in the amount of $50,000 per annum (the “Cox Annual Cash Payment”), an initial stock option award of 500,000 shares of Common Stock vesting monthly in equal amounts over 24 months, and (iii) an annual stock option award in the amount of 25,000 shares of Common Stock beginning following the one-year anniversary of Mr. Cox joining the Board, subject to vesting monthly in equal amounts over 24 months following the date of grant (the “Cox Annual Grant”). To date, the Company has paid each of the Cox Annual Cash Payments and made the Cox Annual Grants owed to Mr. Cox pursuant to the aforementioned Board approvals.

On January 1, 2019, the Company entered into a consulting agreement with Yelroc Consulting, Inc., an entity owned by J. Andy Corley (the “Corley Consulting Agreement”). Under the Corley Consulting Agreement, J. Andy Corley agreed to serve as Chairman of the Board, help lead the Company’s strategic discussions and negotiations, and provide technical and commercial consulting experience. Mr. Corley is compensated for his services under the Corley Consulting Agreement at the rate of $10,000 per month and is also reimbursed for reasonable and customary business expenses that he incurs as a result of performing his consulting services. The original term of the Corley Consulting Agreement was until December 31, 2020. Amendment No. 1 to the Corley Consulting Agreement by and between the Company and Yelroc Consulting, Inc., dated as of December 16, 2020, extended the term of the Corley Consulting Agreement until December 31, 2021.

On January 1, 2019, the Company entered into a consulting agreement with Daniel M. Schwartz, MD (the “Schwartz Consulting Agreement”). Under the Schwartz Consulting Agreement, Daniel Schwartz agreed to serve as a member of the Board and assist with the Company’s strategic discussions and negotiations. Mr. Schwartz is compensated for his services under the Schwartz Consulting Agreement at the rate of $6,250 per month and is also reimbursed for reasonable and customary business expenses that he incurs as a result of performing his consulting services. The original term of the Schwartz Consulting Agreement was until December 31, 2020. Amendment No. 1 to the Schwartz Consulting Agreement by and between the Company and Daniel M. Schwartz, MD, dated as of December 16, 2020, extended the term of the Schwartz Consulting Agreement until December 31, 2021.

On April 18, 2019, the Company entered into an Amended and Restated Secured Full Recourse Promissory Note with Daniel Schwartz for $160,000.00 (“Schwartz Promissory Note”). The Schwartz Promissory Note contains a 7.0% annual interest rate and a three year term. The Schwartz Promissory Note is secured by a Stock Pledge Agreement.

Sales of securities

None.

Investor rights agreement

We are party to an amended and restated investor rights agreement with certain holders of our capital stock, including (i) RxSight I, LLC, (ii) H.I.G. BioVentures - Calhoun, LLC, (iii) Longitude Venture Partners II, L.P., (iv) RA Capital Healthcare Fund, L.P. and (v) BP Calhoun Associates LLC. Under our investor rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” for additional information.

Equity grants to executive officers and directors

We have granted options to our named executive officers and certain of our non-employee directors as more fully described in the sections titled “Director Compensation” and “Executive Compensation.”

Related party transaction policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

Prior to the completion of this offering, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal Stockholders

The following table sets forth the beneficial ownership of our common stock as of March 31, 2021 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 195,708,393 shares of our common stock outstanding as of March 31, 2021, which includes 153,415,871 shares of our common stock resulting from the conversion of all 148,509,849 outstanding shares of our convertible preferred stock at March 31, 2021 into our common stock immediately prior to the completion of this offering, as if this conversion had occurred as of March 31, 2021. We have based our calculation of the percentage of beneficial ownership after this offering on                      shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2021, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o RxSight, Inc., 100 Columbia, Aliso Viejo, CA 92656.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage

5% Stockholders:
RxSight I, LLC(1)
Longitude Venture Partners II, L.P.(2)
Entities affiliated with Richard M. Wolfen(3)
H.I.G. BioVentures – Calhoun, LLC(4)
RA Capital Healthcare Fund(5)
BP Calhoun Associates(6)

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Named Executive Officers and Directors:
Rick Wolfen(7)
Ron Kurtz, M.D.(8)
Daniel Schwartz(9)
Eric Weinberg(10)
J. Andy Corley(11)
Ilya Goldschlegger(12)
Shelley Thunen(13)
Christopher Cox(14)
Bruce Robertson, Ph.D.
William J. Link, Ph.D.
Juliet Tammenoms Bakker

All executive officers and directors as a group (10 persons)(15)

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Consists of              shares of Series H Preferred Stock held by RxSight I, LLC. William J. Link is a managing member of RxSight I, LLC and may be deemed to share voting and investment power over the securities held by RxSight I, LLC. William disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interests therein. The address of RxSight I, LLC is 11 Linda Isle, Newport Beach, CA 92660.

(2)

Consists of              shares of Series G Preferred Stock and              shares of Series H Preferred Stock, and              warrants for shares of Series H Preferred Stock held by Longitude Venture Partners II, L.P. Longitude Capital Partners II, LLC is the general partner of Longitude Venture Partners II, L.P. an may be deemed to share voting and investment power over the securities held by Longitude Venture Partners II, L.P. Patrick G. Enright and Juliet Tammenoms Bakker are managing members of Longitude Capital Partners II, LLC and may be deemed to share voting and investment power over the securities held by Longitude Venture Partners II, L.P. Longitude Capital Partners and each of Patrick and Juliet disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interests therein. The address of Longitude Venture Partners II, L.P. is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.

(3)

Consists of (i)              shares of Common Stock,              shares of Series A Preferred Stock,              shares of Series B Preferred Stock,              shares of Series C Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series E Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series F Preferred Stock (             shares of Common Stock on an as converted basis),              shares of the Series G Preferred Stock, and              shares of the Series H Preferred Stock held by Werner F. Wolfen & Mary G. Wolfen, Trustees of the Wolfen Revocable Trust date 7/22/02; (ii)              shares of Common Stock and              shares of Series G Preferred Stock held by Werner F. Wolfen and Mary G. Wolfen, Trustees of the Wolfen Family Foundation; (iii)              shares of Common Stock,              shares of Series A Preferred Stock,              shares of Series B Preferred Stock,              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series E Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series G Preferred Stock, and              shares of Series H Preferred Stock, and              warrants for shares of Series H Preferred Stock held by Richard M. Wolfen; (iv)              shares of Series B Preferred Stock,              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis), and              shares of Series F Preferred Stock (             shares of Common Stock on an as converted basis) held by W&M Wolfen Receptacle Trust; (v)              shares of Series B Preferred Stock,              shares of Series C Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series E Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series G Preferred Stock, and              shares of Series H Preferred Stock held by Lawrence P. Wolfen Testamentary Trust; (vi)              shares of Series B Preferred Stock,              shares of Series C Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series E Preferred Stock (             shares of Common Stock on an as converted basis),              shares of Series G Preferred Stock, and              shares of Series H Preferred Stock held by Cynthia R. Scott Trust dated 7/1/2008; (vii)              shares of Series C Preferred Stock (             shares of Common Stock on an as converted basis) and              shares of Series H Preferred Stock held by James A Wolfen 2008 Trust dated 5/19/2008; (viii)              shares of Series B Preferred Stock and              shares of Series F Preferred Stock (             shares of Common Stock on an as converted basis) held by Mary G. Wolfen 2020 Annuity Trust RxSight; (ix)              shares of Series B Preferred Stock and              shares of Series F Preferred Stock (             shares of Common Stock on an as converted basis) held by Werner F. Wolfen 2020 Annuity Trust RxSight; (x)              shares of Series B Preferred Stock and              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis) held by R&K Wolfen Receptacle Trust; (xi)              shares of Series B Preferred Stock and              shares of Series F Preferred Stock (             shares of Common Stock on an as converted basis) held by Mary

G. Wolfen 2018 Annuity Trust RxSight; (xii)              shares of Series B Preferred Stock and              shares of Series F Preferred Stock (             shares of Common Stock on an as converted basis) held by Werner F. Wolfen 2018 Annuity Trust RxSight; (xiii)              shares of Series B Preferred Stock and              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis) held by Karen Africk Wolfen 2020 Annuity Trust RxSight; (xiv)              shares of Series B Preferred Stock and              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis) held by Richard M. Wolfen 2020 Annuity Trust RxSight; (xv)              shares of Series D Preferred Stock held (             shares of Common Stock on an as converted basis) by Karen Africk Wolfen 2018 Annuity Trust RxSight; and (xvi)              shares of Series D Preferred Stock (             shares of Common Stock on an as converted basis) held by Richard M. Wolfen 2018 Annuity Trust. The address of all “Wolfen Entities” is 919 North Roxbury Drive, Beverly Hills, CA 90210.

(4)

Consists of              shares of Series G Preferred Stock,              shares of Series H Preferred Stock, and              warrants for shares of Series H Preferred Stock held by H.I.G. BioVentures – Calhoun, LLC. The address of H.I.G. BioVentures – Calhoun, LLC is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(5)

Consists of (i)              shares of Series G Preferred Stock,              shares of Series H Preferred Stock, and              warrants for shares of Series H Preferred Stock held by RA Capital Healthcare Fund, L.P. (RA Healthcare); and (ii)              shares of Series G Preferred Stock,              shares of Series H Preferred Stock, and              warrants for shares of Series H Preferred Stock held by held by Blackwell Partners LLC – Series A (Blackwell). RA Capital Management, L.P. is the investment manager for RA Healthcare and Blackwell. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by RA Healthcare and Blackwell. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the entities listed above is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(6)

Consists of              shares of Series G Preferred Stock,              shares of Series H Preferred Stock, and              warrants for shares of Series H Preferred Stock held by BP Calhoun Associates. The address of BP Calhoun Associates is 285 Riverside Ave., #200, Westport, CT 06880.

(7)	Consists of the shares described in note 3 above.
(8)

Consists of (i)              shares of Common Stock held by Cricklewood LP and (iii)              shares of Common Stock issuable pursuant to options held directly by Mr. Kurtz exercisable within 60 days of March 31, 2021. Ronald Kurtz, our Chief Executive Officer and a member of our board directors is the manager of the general partner of Cricklewood LP and shares voting and investment control of the general partner of Cricklewood LP with Jennifer Simpson, Mr. Kurtz’s spouse.

(9)

Consists of (i)              shares of Common Stock held directly by Daniel Schwartz, (ii)              shares of Series C Preferred Stock held (             shares of Common Stock on an as converted basis) directly by Daniel Schwartz, and (iii)              shares of Common Stock issuable pursuant to options held directly by Daniel Schwartz exercisable within 60 days of March 31, 2021.

(10)

Consists of (i)              shares of Common Stock held by EJW Living Trust and (ii)              shares of Common Stock issuable pursuant to options held directly by Eric Weinberg exercisable within 60 days of March 31, 2021.

(11)

Consists of (i)              shares of Common Stock held by Andy Corley Living Trust dated 7/17/2013 and (ii)              shares of Common Stock issuable pursuant to options held directly by Andy Corley exercisable within 60 days of March 31, 2021.

(12)	Consists of shares of Common Stock issuable pursuant to options held directly by Ilya Goldshleger exercisable within 60 days of March 31, 2021.
(13)

Consists of (i)              shares of Common Stock held by Shelley B. Thunen Revocable Family Trust, as Amended and              shares of Common Stock issuable pursuant to options held directly by Shelley B. Thunen exercisable within 60 days of March 31, 2021.

(14)	Consists of shares of Common Stock issuable pursuant to options held directly by Chris Cox exercisable within 60 days of March 31, 2021.
(15)	Consists of the shares described in notes 7 through 14 above.

Description of capital stock

The following description summarizes certain terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We are currently incorporated in California and will reincorporate in Delaware prior to the completion of this offering. We expect to adopt a Delaware certificate of incorporation and bylaws in connection with the completion of this offering, and this description summarizes certain of the provisions that are expected to be included in those documents. This summary does not purport to be complete and is qualified in its entirety by the provisions in our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.0001 per share, and            shares of convertible preferred stock, par value $0.0001 per share.

Upon the completion of this offering, all of the outstanding shares of our convertible preferred stock will convert into an aggregate of 153,415,871 shares of our common stock.

Based on 195,708,393 shares of common stock outstanding as of March 31, 2021, after giving effect to the automatic conversion of all of our outstanding 153,415,871 shares of convertible preferred stock at March 31, 2021 into an aggregate of 153,415,871 shares of common stock upon the completion of this offering and the issuance of            shares of common stock in this offering, there will be            shares of common stock outstanding upon the completion of this offering. As of March 31, 2021, we had 428 stockholders of record. As of March 31, 2021, there were 47,866,502 shares of common stock subject to outstanding options.

Common stock

Voting rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding convertible preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of convertible preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our convertible preferred stock that we may designate in the future.

Fully paid and nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Common stock options

As of March 31, 2021, we had outstanding options to purchase an aggregate of 47,866,502 shares of our common stock, with a weighted-average exercise price of $1.05 per share, under our 2015 Plan. After March 31, 2021, we issued options to purchase an aggregate of 75,000 shares of our common stock, with a weighted-average exercise price of $1.93 per share, under our 2015 Plan.

Registration rights

After the completion of this offering, under our investor rights agreement, the holders of up to                  shares of common stock or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand registration rights

After the completion of this offering, the holders of up to                  shares of our common stock will be entitled to certain demand registration rights. At any time beginning after 180 days following the completion of this offering, the holders of at least 50% of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, before deducting underwriting discounts and expenses, is at least $20 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Form S-3 registration rights

After the completion of this offering, the holders of up to                  shares of our common stock will be entitled to certain Form S-3 registration rights. At any time after 180 days following the completion of this offering when we are eligible to file a registration statement on Form S-3, the holders of the shares having these rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $1 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Piggyback registration rights

After the completion of this offering, the holders of up to                  shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (2) a registration relating to the offer and sale of debt securities, (3) a registration on any registration form that does not permit secondary sales or (4) a registration pursuant to the demand or Form S-3 registration rights described in the preceding two paragraphs above, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of registration

We will pay all expenses up to $50,000 relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified exceptions.

Termination

The registration rights terminate upon the earliest of (1) the date that is three years after the completion of this offering, (2) immediately prior to the completion of certain liquidation events and (3) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any ninety day period pursuant to Rule 144 promulgated under the Securities Act and such holder holds less than one percent (1%) of our outstanding securities.

Anti-takeover effects of certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders,                  shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified board

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2022 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2023 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2024 annual meeting. At each annual meeting of stockholders beginning in 2022, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of directors

Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares entitled to vote.

Director vacancies

Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.

No cumulative voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special meetings of stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the Chair of our board of directors, by our President or by our Chief Executive Officer.

Advance notice procedures for director nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by written consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our certificate of incorporation and bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the Delaware General Corporation Law, or the DGCL. Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of the above provisions, which would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive jurisdiction

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated bylaws will provide further, unless we consent to the selection of an alternative forum, that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Business combinations with interested stockholders

We are governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “RXST.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is 718-921-8300. Our shares of common stock will be issued in uncertificated form only, subject to limited circumstances.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the Nasdaq Global Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of March 31, 2021 and after giving effect to the automatic conversion of all of the 153,415,871 shares of our convertible preferred stock outstanding at March 31, 2021,            shares of our common stock will be outstanding, or            shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

Lock-up agreements and market stand-off agreements

Our officers, directors and the holders of substantially all of our capital stock, options and warrants have entered into market stand-off agreements with us and have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of J.P. Morgan Securities LLC and BofA Securities, Inc. See the section titled “Underwriting” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144 (subject to the lock-up agreement referred to above, if applicable). If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144, upon expiration of any applicable lock-up agreements and within any three month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

•

1% of the number of shares of our capital stock then outstanding, which will equal                shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares (to the extent such shares are not subject to a lock-up agreement) in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144 (subject to the lock-up agreement referred to above, if applicable). However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 (subject to the lock-up agreement referred to above, if applicable).

Registration rights

After the completion of this offering, the holders of up to                  shares of our common stock will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

Material U.S. federal income tax considerations for non-U.S. holders of our common stock

The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax rules, and does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	persons subject to the alternative minimum tax or the Medicare surtax on net investment income;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities;

•	traders in securities;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities and investors therein;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, upon the activities of the partnership or other entity and on certain determinations made at the partner level. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its tax advisor regarding the tax considerations of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. holder defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) or:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have not declared or paid any cash dividends on our capital stock since inception, and we do not anticipate paying any cash dividends following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income and in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (FATCA),” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable tax treaty. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act (FATCA).” In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same federal income tax rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on disposition of common stock

Subject to the discussion in the section titled “—Backup Withholding and Information Reporting,” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest (USRPI) by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, unless our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly, indirectly and constructively, at all times, during the shorter of the five-year period ending on the date of the taxable disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. If our common stock constitutes a USRPI and either our common stock is not regularly traded on an established securities market or you hold more than 5% of our outstanding common stock, directly, indirectly and constructively, during the applicable testing period, you will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If our common stock constitutes a USRPI and our common stock is not regularly traded on an established securities market, your proceeds on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a USRPHC.

If you are a non-U.S. holder described in the first bullet point above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) or other disposition of our common stock under the same U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet point above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition of our common stock, which gain may be offset by certain U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup withholding and information reporting

Generally, we or the applicable agent must report annually to the IRS the amount of dividends paid to you and the amount of tax withheld, if any. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may also be subject to backup withholding at a current rate of 24% and information reporting unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign account tax compliance act (FATCA)

The Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance, collectively “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The Treasury Secretary has issued proposed Treasury Regulations, which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the Treasury Secretary stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. SVB Leerink LLC is also acting as a book-running manager of the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC

BofA Securities, Inc.

SVB Leerink LLC

Wells Fargo Securities, LLC

BTIG, LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased, or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the common stock is not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to                additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     million. We have agreed to reimburse the underwriters for expenses of up to $                relating to the clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act of 1933, relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock-based compensation plans.

The restrictions on our actions, as described above, do not apply to the shares of common stock to be sold in this offering and any shares of our common stock issued upon the exercise of options granted under our stock-based compensation plans.

Our directors and executive officers, and substantially all of our stockholders, or the “lock-up parties, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus, or the restricted period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the representatives, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, or collectively with the common stock, the lock-up securities, (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including:

(i)	transfers as a bona fide gift or gifts, or for bona fide estate planning purposes, including a bona fide gift to a charitable organization, as such term is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(ii)	transfers by will, other testamentary document, or intestacy;

(iii)	transfers to any trust or other entity formed for the direct or indirect benefit of the under-signed or the immediate family of the undersigned, or if the undersigned is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin);

(iv)	transfers to any immediate family member;

(v)	transfers to any corporation, partnership, limited liability company or other entity of which the undersigned or the immediate family of the undersigned are directly or indirectly the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)	transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above;

(vii)	if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity control-ling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of the under-signed;

(viii)	transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement, or court order;

(ix)	transfers to the Company from an employee or other service provider of the Company upon death, disability or termination of employment or other service relationship, in each case, of such employee or other service provider;

(x)	transfers as part of a sale of the undersigned’s Lock-Up Securities acquired in open market transactions after the closing date for the Public Offering;

(xi)

transfers to the Company in connection with the vesting, settlement, or exercise of restrict-ed stock units, options, warrants or other rights to purchase shares of Common Stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of Common Stock received upon such exercise, vesting or settlement shall be subject to the terms of this Letter Agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the undersigned pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in the Registration Statement, the Pricing Disclosure Package and the Prospectus; or

(xii)	transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s capital stock involving a Change of Control (as defined below) of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the out-standing voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the undersigned’s Lock-Up Securities shall remain subject to the provisions of this Letter Agreement;

The representatives, in their sole discretion, may release the common stock subject to the lock-up agreements described above in whole or in part at any time with or without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “RXST.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. For example, an affiliate of BofA Securities, Inc. is collateral agent under our Credit Agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, or, each a Member State, no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, or, all such persons together being referred to as relevant persons, or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27f of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or the CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea, or the FSCMA, and the decrees and regulations thereunder and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea, or the FETL, and the decrees and regulations thereunder. The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act, is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal Matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel for the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an interest representing less than one percent of the shares of our common stock.

Experts

Ernst & Young LLP, our independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.rxsight.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

RxSight, Inc.

RxSight, Inc.

Unaudited interim condensed consolidated financial statements

Report of independent registered public accounting firm

The Stockholders and the Board of Directors of RxSight, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of RxSight, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, redeemable common stock, stock options and convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015.

Irvine, California

May 14, 2021

RxSight, Inc.

Consolidated balance sheets

	December 31,
(In thousands, except number of shares and per share amounts)	2020	2019

Assets

Current assets:
Cash and cash equivalents	$13,994	$7,958
Short-term investments	54,981	72,710
Accounts receivable	2,865	789
Inventories, net of reserves of $316 and $224, respectively	8,288	7,219
Prepaid and other current assets	1,372	1,523

Total current assets	81,500	90,199
Property and equipment, net	13,287	14,858
Operating leases right-of-use assets	5,319	4,392
Restricted cash	461	872
Other assets	110	111

Total assets	$100,677	$110,432

Liabilities, redeemable common stock, redeemable stock options, redeemable convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$1,134	$2,199
Accrued expenses and other current liabilities	4,174	5,268
Warrant liability	5,018	—
Lease liabilities	1,274	990

Total current liabilities	11,600	8,457
Long-term warrant liabilities	3,828	71,881
Long-term lease liabilities	5,079	4,526
Long-term accrued compensation	—	2,598
Term loan, net	24,399	—

Total liabilities	44,906	87,462

Commitments and contingencies (Note 16)

Redeemable common stock:
Common stock, $0.001 par value, 253,559,829 shares authorized, 39,394,430 and 36,816,339 shares issued and outstanding as of December 31, 2020 and 2019, respectively	80,780	56,422
Notes receivable for common stock issued	(803)	(855)
Redeemable stock options	53,085	59,631

Redeemable convertible preferred stock:
Preferred stock, $0.001 par value, 171,196,994 shares authorized, 148,509,849 and 148,491,099 shares issued and outstanding as of December 31, 2020 and 2019, respectively	353,300	327,581

Stockholders’ deficit:
Series G common stock, $0.001 par value, 1 share authorized and outstanding as of December 31, 2020 and 2019	—	—
Series W common stock, $0.001 par value, 1 share authorized and no shares outstanding as of December 31, 2020 and 2019	—	—
Additional paid-in capital	—	—
Accumulated other comprehensive (loss) income	(3)	46
Accumulated deficit	(430,588)	(419,855)

Total stockholders’ deficit	(430,591)	(419,809)

Total liabilities, redeemable common stock, redeemable stock options, redeemable convertible preferred stock and stockholders’ deficit	$100,677	$110,432

See accompanying notes.

RxSight, Inc.

Consolidated statements of operations and comprehensive income

	Year ended December 31,
(In thousands, except per share amounts)	2020	2019
Sales	$14,678	$2,241
Cost of sales	12,973	4,060

Gross profit (loss)	1,705	(1,819)

Operating expenses:
Selling, general and administrative	15,176	15,203
Research and development	21,934	29,569
Loss (gain) on sale of equipment	7	(521)

Total operating expenses	37,117	44,251

Loss from operations	(35,412)	(46,070)

Other income (expense), net:
Change in fair value of warrants	63,011	169,230
Expiration of warrants	—	803
Interest expense	(510)	(26)
Interest and other income	543	2,307

Income before income taxes	27,632	126,244
Income tax expense	57	24

Net income	27,575	126,220
Accretion to redemption value of redeemable preferred stock and redeemable stock options	(24,209)	(82,121)
Earnings allocated to redeemable preferred stock	—	(17,972)

Net (loss) income attributable to common stockholders	3,366	26,127

Other comprehensive income
Unrealized (loss) gain on short-term investments	(49)	68
Foreign currency translation gain	—	5

Total other comprehensive (loss) income	(49)	73
Comprehensive income	$27,526	$126,293

Net income (loss) per share:
Attributable to redeemable common stock, basic	$0.09	$0.74
Attributable to redeemable common stock, diluted	$0.01	$0.58
Attributable to Series G common stock, basic	$(0.39)	$0.01
Attributable to Series G common stock, diluted	$(0.62)	$0.01

Weighted-average shares used in computing net income (loss) per share:
Attributable to redeemable common stock, basic	38,295,453	35,431,642
Attributable to redeemable common stock, diluted	57,148,725	212,591,455
Attributable to Series G common stock, basic and diluted	1	1

See accompanying notes.

RxSight, Inc.

Consolidated statements of redeemable common stock, stock options, convertible preferred stock and stockholders’ deficit

	Redeemable common stock		Notes receivable for common stock issued	Redeemable stock options	Redeemable convertible preferred stock		Series G common stock		Series W common stock		Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total stockholders’ deficit
(In thousands, except number of shares)	Shares	Amount			Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	34,552,416	$25,105	$(779)	$51,034	147,907,929	$257,279	1	$—	1	$—	$—	$(27)	$(442,989)	$(443,016)
Adjustment to accumulated deficit from adoption of ASC 842	—	—	—	—	—	—	—	—	—	—	—	—	37	37
Exercise of stock options	2,263,923	5,717	—	(4,826)	—	—	—	—	—	—	—	—	—	—
Exercise of warrants	—	—	—	—	583,170	1,604	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	4,598	—	—	4,598
Accretion to redemption value of redeemable stock options	—	—	—	13,423	—	—	—	—	—	—	(4,598)	—	(8,825)	(13,423)
Accretion to redemption value of redeemable stock	—	25,600	—	—	—	68,698	—	—	—	—	—	—	(94,298)	(94,298)
Unrealized gain on short-term investments and cash equivalents, net of tax	—	—	—	—	—	—	—	—	—	—	—	68	—	68
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	5	—	5
Change in notes receivable for common stock issued	—	—	(76)	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	126,220	126,220

Balance at December 31, 2019	36,816,339	$56,422	$(855)	$59,631	148,491,099	$327,581	1	$—	1	$—	$—	$46	$(419,855)	$(419,809)
Exercise of stock options	2,578,091	6,075	—	(5,083)	—	—	—	—	—	—	—	—	—	—
Exercise of warrants	—	—	—	—	18,750	47	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	4,185	—	—	4,185
Accretion to redemption value of redeemable stock options	—	—	—	(1,463)	—	—	—	—	—	—	—	—	1,461	1,461
Accretion to redemption value of redeemable stock	—	18,283	—	—	—	25,672	—	—	—	—	(4,185)	—	(39,769)	(43,954)
Unrealized loss on short-term investments and cash equivalents, net of tax	—	—	—	—	—	—	—	—	—	—	—	(49)	—	(49)
Change in notes receivable for common stock issued	—	—	52	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	27,575	27,575

Balance at December 31, 2020	39,394,430	$80,780	$(803)	$53,085	148,509,849	$353,300	1	$—	1	$—	$—	$(3)	$(430,588)	$(430,591)

See accompanying notes.

RxSight, Inc.

Consolidated statements of cash flows

	Year ended December 31,
(In thousands)	2020	2019

Operating Activities:
Net income	$27,575	$126,220

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	3,853	3,757
Amortization of right-of-use lease assets	159	173
Amortization of debt issuance costs and premium	85	—
Change in fair value of warrants	(63,011)	(169,230)
Expiration of warrants	—	(803)
Amortization of discount on short-term investments	(446)	(1,963)
Stock-based compensation	4,185	4,598
Loss (gain) on sale of equipment	7	(521)
Provision for excess and obsolete inventory	238	1,121
Change in operating assets and liabilities:
Accounts receivable	(2,076)	(789)
Inventories, net	(1,307)	(5,471)
Prepaid and other assets	180	(337)
Accounts payable	(954)	1,133
Accrued expenses and other liabilities	(3,691)	1,493

Net cash used in operating activities	(35,203)	(40,619)

Investing Activities:
Purchases of property and equipment	(2,539)	(4,086)
Proceeds from sale of equipment	3	603
Maturity of short-term investments	116,000	130,000
Purchase of short-term investments	(97,873)	(132,387)

Net cash provided by (used in) investing activities	15,591	(5,870)

Financing Activities:
Proceeds from term loan	25,000	—
Payments of debt issuance costs	(687)	—
Proceeds from exercise of warrants	23	700
Principal payments on finance lease liabilities	(142)	(185)
Notes receivable for common stock issued	51	(76)
Proceeds from exercise of stock options	992	891

Net cash provided by financing activities	25,237	1,330

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	—	5

Net increase (decrease) in cash, cash equivalents and restricted cash	5,625	(45,154)

Cash, cash equivalents and restricted cash—beginning of year	8,830	53,984

Cash, cash equivalents and restricted cash—end of year	$14,455	$8,830

	Year ended December 31,
(In thousands)	2020	2019

Supplemental disclosure of cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$987	$1,370
Cash paid for income taxes	$61	$19
Cash paid for interest on financing leases	$14	$26
Cash paid for interest on term loan	$411	$—

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease obligations:
Operating lease	$1,953	$5,430
Finance lease	$48	$369
Lease obligations recorded for right-of-use assets:
Operating lease	$1,953	$6,012
Finance lease	$48	$350
Acquisition of property and equipment included in accounts payable and accrued expenses and other current liabilities	$40	$232
Reclassification of warrant liabilities upon exercise of warrant	$24	$904
Accretion to redemption value of redeemable stock and stock options	$38,308	$103,123
Payment-in-kind interest income added to principal of notes receivable	$54	$56

See accompanying notes.

RxSight, Inc.

Notes to consolidated financial statements

Note 1—Organization and basis of presentation

The company

RxSight™, Inc. (the “Company”) is a California corporation headquartered in Aliso Viejo, California and has two wholly owned subsidiaries. One subsidiary is located in Amsterdam, Netherlands, with registered branches in the United Kingdom and Ireland (closed in 2020). The Netherlands entity also has a wholly owned subsidiary in Germany. A second subsidiary, closed in 2020, was located in Tijuana, Mexico. The Company is engaged in the research and development, manufacture and sale of light adjustable intraocular lenses used in cataract surgery along with capital equipment used with the lenses. The Company’s products, which include the light adjustable lens (“LAL”® or “RxLAL”®) and a specially designed machine for delivering light to the eye, the Light Delivery Device (“LDD”), are approved by the United States (“U.S.”) Food and Drug Administration (FDA) for sale in the U.S. and have regulatory approval in the U.S and Europe. The Company began marketing its products in the U.S. during the second quarter of 2019 and in Europe during the third quarter of 2019. The RxLAL is a premium intraocular lens (“IOL”) which is partially reimbursable under Medicare. The Company competes with other IOLs in the premium market in the U.S. and Europe.

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of RxSight, Inc. and its wholly-owned subsidiaries, RxSight, B.V., located in the Netherlands, RxSight GmbH, located in Germany, and RxSight S de R.L. de C.V., located in Mexico. All significant inter-company balances and transactions have been eliminated in consolidation.

Liquidity and financial position

As of December 31, 2020, the Company has cash, cash equivalents and short-term investments of $69.0 million.

The Company began generating revenue from its principal operations in 2019. The Company has a limited operating history, and the revenue and income potential of the Company’s business and market are unproven. The Company has experienced recurring net losses and negative cash flows from operating activities since its inception. For the years ended December 31, 2020 and 2019, the Company incurred losses from operations of $35.4 million and $46.1 million, respectively. Due to the Company’s continuing research and development activities, the Company expects to continue to incur net operating losses into the foreseeable future. Successful transition to attaining profitable operations is dependent upon gaining market acceptance of the Company’s products and achieving a level of revenues adequate to support the Company’s cost structure.

The Company plans to continue to fund its losses from operations using its cash, cash equivalents and short-term investments as of December 31, 2020 and meet its capital funding needs through equity or debt financings, other third-party funding, collaborations, strategic alliances and licensing arrangements or a combination of these. If the Company raises additional funds by issuing equity securities, its stockholders may experience dilution. Any future debt financing into which the Company enters may impose additional covenants that restrict operations, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase common stock, make certain investments or engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity raise may contain terms that are not favorable to the Company or its stockholders. If the Company is required to enter into collaborations and other arrangements to address its liquidity needs, it may have to give up certain rights that limit its ability to develop and commercialize product candidates or may have other terms that are not favorable to the Company or its stockholders, which could materially and adversely affect its business and financial prospects. There can be no assurance that the Company will be able to obtain additional financing on acceptable terms, or at all. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

COVID-19

The Company has been actively monitoring the novel coronavirus, or COVID-19, situation and its impact. In response to the pandemic, numerous state and local jurisdictions imposed “shelter-in-place” orders, quarantines and other restrictions. Starting in March 2020 in the United States, governmental authorities recommended, and in certain cases required, that elective, specialty and other procedures and appointments be suspended or canceled. Similarly, in March 2020, the governor of California, where the Company’s headquarters are located, issued “stay at home” orders limiting non-essential activities, travel and business operations. Such orders or restrictions resulted in reduced operations at the Company’s headquarters, slowdowns and delays, travel restrictions and cancellation of events. These orders and restrictions significantly decreased the number of procedures performed using the Company’s products during March and April 2020.

In response to the impact of COVID-19, the Company implemented a variety of measures to help manage through the impact and position it to resume operations quickly and efficiently once these restrictions were lifted. These measures included: remote work as needed, suspension of non-essential travel, restrictions on in-person work-related meetings, the wearing of personal protective equipment, social distancing, increased facility cleaning and air purification in all of the Company’s buildings and daily health monitoring of all Company employees to prevent or contain COVID-19 exposure. In addition, the Company took steps to preserve liquidity, reduce expenses and monitor operations to mitigate the impact on its current and future financial condition. The impact of COVID-19 continues to change and cannot be predicted. As a result, the Company expects the pandemic could continue to negatively impact its business, financial condition and results of operations.

Operating segments

Operating segments are defined as components for which discrete financial information is available for evaluation by the chief operating decision maker to make resource allocation decisions and conduct performance assessments. The Company determined that it operates and manages its business (including its non-US subsidiaries) in one reportable segment: the research and development, manufacture and sale of light adjustable lenses and related capital equipment.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to not take this exemption and, as a result, will adopt new or revised accounting standards on the relevant effective dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

Note 2—Summary of accounting policies

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make informed estimates, judgments and assumptions that affect the reported amounts in the consolidated financial statements and disclosures in the accompanying notes as of the date of the accompanying consolidated financial statements. Management considers many factors in selecting appropriate financial accounting policies and in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including the expected business and operational changes, the sensitivity and volatility associated with the assumptions used in developing estimates and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. On an on-going basis, management evaluates the most critical estimates and assumptions, including those related to revenue recognition; valuation of the Company’s common stock, warrants and other equity awards; estimated timing of redemption of equity instruments, the realization of income tax assets and estimates of tax liabilities, and obsolete and slow-moving inventory. Actual results may differ materially from the estimates used in the preparation of the accompanying consolidated financial statements under different assumptions or conditions.

Cash equivalents

Cash equivalents consist of investments in money market accounts. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase that can be liquidated without prior notice or penalty to be cash equivalents.

Short-term investments

Short-term investments are classified based on the maturity date of the related securities. Based on the nature of the assets, the Company’s short-term investments, which are government securities, are classified as available-for-sale and are recorded at their estimated fair value as determined by prices for identical or similar securities at the balance sheet date. The Company’s short-term investments consist of Level 1 and Level 2 financial instruments in the fair value hierarchy. Unrealized gains and losses are recorded as a component of other comprehensive income (loss) within stockholders’ deficit on the consolidated balance sheets. Realized gains and losses are included as other income (expense) in the accompanying consolidated statements of operations and comprehensive income. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date. The Company periodically reviews its investments for unrealized losses other than credit losses and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In determining whether the carrying value is recoverable, management considers the following factors:

•	whether the investment has been in a continuous realized loss position for over 12 months;

•	the duration to maturity of investments;

•	intention and ability to hold the investment to maturity and if it is not more likely than not that we will be required to sell the investment before recovery of the amortized cost bases;

•	the credit rating, financial condition and near-term prospects of the issuer and

•	the type of investments made.

The Company had $2,000 of unrealized losses and $46,000 of unrealized gains related to short-term investments as of December 31, 2020 and 2019, respectively. To date, the Company has not identified any unrealized losses other than credit losses for its short-term investments as determined by prices for identical or similar securities at the balance sheet date. The Company’s short-term investments consist of Level 1 and Level 2 financial instruments in the fair value hierarchy.

Restricted cash

Restricted cash consists of cash held as collateral for a letter of credit as security for future facility lease payments and corporate credit cards at the Company’s bank. Restricted cash decreased $411,000 during the year ended December 31, 2020 to $461,000 as required for these operating activities.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the amount reported in the consolidated statement of cash flows for the years ended December 31, 2020 and 2019 (in thousands).

	Year ended December 31,
	2020	2019
Cash and cash equivalents	$13,994	$7,958
Restricted cash	461	872

Cash, cash equivalents and restricted cash in the consolidated statements of cash flows	$14,455	$8,830

Concentration of credit risk and other risks and uncertainties

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company’s policy is to invest cash in institutional money market funds and marketable securities of the U.S. government to limit the amount of credit exposure. The Company currently maintains a portfolio of cash equivalents and short-term investments in short-term money market funds and U.S. treasury bills. Additionally, the Company has established guidelines regarding diversification of its investments and their maturities, which are designed to maintain principal and maximize liquidity. The Company has not experienced material losses on cash equivalents and short-term investments.

The Company’s products require approval from the FDA and foreign regulatory agencies before commercial sales can commence. There can be no assurance that the Company’s products will receive any of these required approvals. The denial or delay of such approvals may have a material adverse impact on the Company’s business and may impact business in the future. In addition, after the approval by the FDA, there is still an ongoing risk of adverse events that did not appear during the device approval process.

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, new technological innovations, clinical development risk, establishment of appropriate commercial partnerships, protection of proprietary technology, compliance with government and environmental regulations, uncertainty of market acceptance of our products, product liability and the need to obtain additional financing.

Accounts receivable

Accounts receivable pertain to contracts with customers who are granted credit by the Company in the ordinary course of business and are recorded at net realizable value. Accounts receivable are generally due 30 days after invoicing. The Company reserves for bad debts by establishing an allowance for doubtful accounts. The allowance is developed using an aging of receivables where receivables are segregated into various categories based upon due date, and a historical loss percentage is applied to each category that is adjusted for current receivable composition, specific risk, prevailing economic condition and supportable forecasted economic conditions. Once a receivable is deemed uncollectible after collection efforts have been exhausted, it is written off against the allowance for doubtful accounts. The Company closely monitors the credit quality of its customers and has yet to experience a credit loss. The Company does not generally require collateral or other security on receivables. As of December 31, 2020, the Company had one customer who individually accounted for approximately 35% of gross accounts receivable, and as of December 31, 2019, the Company had four customers who individually accounted for approximately 22%, 22%, 21% and 19% of gross accounts receivable. After evaluation of the collectability of accounts receivable, the Company did not record an allowance for doubtful accounts as of December 31, 2020 and 2019.

Inventories

Inventories consist of raw materials, work-in-process and finished goods. Raw materials are comprised of chemicals and parts used in the production of the Company lenses, injectors, and LDDs. Finished goods are comprised of lenses, injectors, accessories and LDDs. Inventories are valued at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. The carrying value of inventories is reviewed for potential impairment whenever indicators suggest that the cost of inventories exceeds the carrying value and management adjusts the inventories to its net realizable value. The cost of finished goods and work-in-process is comprised of raw materials, direct labor, other direct costs and related production overhead to the extent that these costs do not exceed the net realizable value of the goods produced. For the first six months of the year ended December 31, 2019, the Company was developing its production processes for the LDD and completing its qualification and validation of the manufacturing processes. Inventories built during this time was produced to complete the validation and finalize the development and manufacturability of the LDD for commercial production. As such, certain direct and indirect costs related to production during this time in excess of net realizable value were not capitalized as inventories and were included in research and development costs in the accompanying consolidated statement of operations and comprehensive income for the year ended December 31, 2019. The amount charged to research and development for the year ended 2019 was $1.2 million. The Company periodically reviews inventories for potential impairment and adjusts inventories for estimated losses from obsolescence, material expirations or unmarketable inventories and writes down the cost of inventories to net realizable value at the time such determinations are made.

Long-lived assets

Property and equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated over the estimated useful lives of the related assets, generally three to five years, using a straight-line method. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or their estimated economic lives. Repairs and maintenance costs are charged directly to operations as incurred, while renewals and betterments are capitalized.

All long-lived assets are reviewed for impairment whenever circumstances such as events or changes in the business indicate that an asset or asset group’s carrying value may not be recoverable based on undiscounted future operating cash flows to be derived from their use. Factors that are considered important that could trigger an impairment review include a current period operating or cash flow loss or a history of operating or cash flow losses and a projection or forecast that demonstrates continuing losses or insufficient income associated with the use of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and the estimated fair value of the assets. Fair value is determined primarily using the discounted cash flows expected to be generated from the use of assets. Significant management judgment is required in the forecast of future operating results that are used in the preparation of expected cash flows.

Leases

Lease right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized when the Company takes possession of the leased property (the “Commencement Date”) based on the present value of lease payments over the lease term. The Company estimates the incremental borrowing rate based upon the cost of its own debt financing, current market interest rates and quoted offerings or the rate implicit in the lease. Operating lease right-of-use assets also include any lease payments made at or before lease commencement and exclude any lease incentives received. The lease terms used to calculate the right-of-use asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Rent expense on noncancelable leases containing known future scheduled rent increases is recorded on a straight-line basis over the term of the respective leases beginning on the Commencement Date. The difference between rent expense and rent paid is accounted for as a component of operating lease right-of-use assets on the accompanying consolidated balance sheets. Landlord improvement allowances and other such lease incentives are recorded as property and equipment and as reduction of the right-of-use leased assets and are amortized on a straight-line basis as a reduction to operating lease costs. Leases with an initial term of 12 months or less are expensed as incurred and are not recorded as right-of-use assets on the consolidated balance sheets (see Note 15 – Leases).

Fair value of financial instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company’s financial instruments consist principally of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, operating lease liabilities, warrant liabilities and a term loan. Fair value is measured as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1—Observable inputs such as unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability, for substantially the full term of the asset or liability, through correlation with market data. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.

Level 3—One or more significant inputs that are unobservable and supported by little or no market activity and reflect the use of significant management judgment and assumptions. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation. These include the Black-Scholes option-pricing model which uses inputs such as expected volatility, risk-free interest rate and expected term to determine fair market valuation.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification at each reporting date. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. The Company did not have any transfers of assets and liabilities between the levels of the fair value measurement hierarchy during the years presented.

Cash, cash equivalents, accounts receivable and accounts payable are carried at their estimated fair value because of the short-term nature of these assets and liabilities. The Company’s short-term investments in government securities are carried at fair value, determined based on publicly available quoted market prices for identical securities at the measurement date. The Company believes the fair values of its operating lease liabilities and term loan at December 31, 2020 and 2019 approximated their carrying values, based on the borrowing rates that were available for loans with similar terms as of that date.

Warrants to purchase stock

The Company recognizes the freestanding warrants to purchase shares of redeemable convertible preferred stock as liabilities at fair value as these warrant instruments are embedded in contracts that may be cash settled. The redeemable convertible preferred stock warrants were issued for no cash consideration as detachable freestanding instruments but can be converted to redeemable convertible preferred stock at the holder’s option based on the exercise price of the warrant. However, the deemed liquidation provisions of the redeemable convertible preferred stock are considered contingent redemption provisions that are not solely within the control of the Company. Therefore, the redeemable convertible preferred stock is classified in temporary equity on the accompanying consolidated balance sheets, and the warrants to purchase the redeemable convertible preferred stock are classified as liabilities. The Company recognized a freestanding warrant to purchase a share of Series W common stock as a liability at fair value because this instrument is not indexed to the Company’s own stock as the settlement calculation incorporates variables other than those used to determine the fair value of a fixed-for-fixed forward or option on equity shares. The common stock warrant was issued for cash consideration as a freestanding instrument and can be converted to one share of common stock, Series W, at the holder’s option based on the exercise price of the warrant.

The warrants were recorded on the accompanying consolidated balance sheets at their fair value on the date of issuance and are subject to re-measurement to fair value at each balance sheet date. Changes in fair value are recognized as a component of other income (expense), net in the accompanying consolidated statements of operations and comprehensive income. Upon issuance of the Series W common stock warrant, the Company engaged valuation specialists to assist with determining its fair value using a Monte Carlo simulation approach. In addition, the Company engaged the valuation specialists to derive an estimated fair value of the preferred stock warrants using a probability weighted expected return model/option pricing model (“PWERM/OPM”) hybrid valuation model. The Company will continue to adjust the warrant liabilities for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, including the Special Redemption (see Note 9), the conversion of convertible preferred stock into common stock or until the holders of the convertible preferred stock can no longer trigger a deemed liquidation event. Pursuant to the terms of the preferred stock warrants, upon the conversion of the class of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of the Company’s common stock based upon the conversion ratio of the underlying class of preferred stock. The exercise of the common stock warrant or consummation of a qualified initial public offering will result in the automatic conversion of all classes of the Company’s preferred stock into common stock. Upon such conversion of the underlying classes of preferred stock, the warrants will be classified as a component of equity and will no longer be subject to remeasurement.

Stock-based compensation

The Company accounts for stock options on the date of grant to employees, directors and consultants based on the estimated fair value of the award, which requires the recognition of compensation expense for all equity-based payments, including stock options. The fair value of the awards is estimated using the Black-Scholes option-pricing model and recognized in expense in the consolidated statement of operations and comprehensive income over requisite service period, which is generally four years. The Company amortizes the stock-based compensation for equity awards with service conditions on a straight-line basis over the vesting period of the awards. Certain executives and consultants have been granted stock options that contain performance conditions. Compensation cost for stock options with performance conditions is recognized based upon the probability of that performance condition being met. Forfeitures of unvested stock option awards are recognized as reductions of expense as they occur.

The Black-Scholes option-pricing model requires the use of assumptions about a number of variables, such as the fair value of the Company’s common stock, the risk-free interest rate, dividend yield, expected term and expected volatility:

•

Given the absence of a public trading market, the fair value of the Company’s common stock is determined by the Company’s Board of Directors (the “Board”) at the time of each option grant by considering a number of objective and subjective factors. These factors include the valuation of a select group of public peer group companies within the medical device industry that focus on technological advances and development that the Board believes is comparable to the Company’s operations; operating and financial performance; the lack of liquidity of the common stock and trends in the broader economy and medical device industry also impact the determination of the fair value of the common stock. In addition, the Company regularly engages a third-party valuation specialist to assist with estimates related to the valuation of the Company’s common stock;

•

The risk-free interest rate used is based on the published U.S. Department of Treasury interest rates in effect at the time of stock option grant for zero coupon U.S. Treasury notes with maturities approximating each grant’s expected term;

•	The dividend yield is zero as the Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future;

•

The expected term for options granted is calculated using the “simplified method” and represents the average time that options are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award;

•

Expected volatility is derived from the historical volatilities of a select group of comparable peer companies, for a look-back period commensurate with the expected term of the stock options, as the Company has no trading history of common stock.

As a result of the Special Redemption provisions of the Company’s Articles of Incorporation (adopted in October 2017), stock option awards are reflected in temporary equity in the accompanying consolidated balance sheet and statement of redeemable common stock, stock options, preferred stock and stockholders’ deficit at their redemption value. The redemption value was calculated as the estimated redemption amount at the estimated date of redemption less the stock option award strike price, recognized over the same period as the grant date fair value share-based compensation expense recorded in the Statements of Operations and Comprehensive

Income. Changes in the projected redemption value and redemption date are accounted for prospectively. The redemption value reflected in the accompanying financial statements is recorded as a reduction of permanent equity, and in the absence of retained earnings, first from additional paid-in capital and then from accumulated deficit.

Net income (loss) per share

The Company computes basic net income (loss) per share to redeemable common stock and Class G common stock using the two-class method required for companies with participating securities based upon the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share assumes the conversion, exercise or issuance of all potential common stock equivalents, unless the effect of inclusion would be anti-dilutive. For purposes of this calculation, common stock equivalents include the Company’s redeemable stock options, warrants and the shares issuable upon the conversion of the redeemable preferred stock. For redeemable stock options and redeemable preferred stock, the calculation of diluted income (loss) per share includes an adjustment for the additional share of undistributed earnings and accretion to redemption value for the period that the common stockholders are entitled to if exercise is assumed. For warrants that are recorded as a liability in the accompanying consolidated balance sheets, the calculation of diluted income (loss) per share requires that, to the extent the average market price of the underlying shares for the reporting period exceeds the exercise price of the warrants and the presumed exercise of the warrants is dilutive to income (loss) per share for the period, an adjustment is made to net income (loss) used in the calculation to remove the change in fair value of the warrants from the numerator for the period. Likewise, an adjustment to the denominator is required to reflect the related dilutive shares, if any, under the treasury stock method.

The following tables show the computation of basic and diluted net income (loss) per share for 2020 and 2019 (redeemable common stock in thousands, except number of shares):

	Year Ended December 31,
	2020	2019

Redeemable Common Stock

Numerator:
Net income available to stockholders, basic	$3,366	$26,127
Effect of dilutive securities:
Redeemable preferred stock	—	86,670
Preferred stock warrants	—	(2,214)
Redeemable stock options	(2,511)	12,822

Net income available to stockholders, diluted	$855	$123,405

Denominator:
Weighted-average shares outstanding, basic	38,295,453	35,431,642
Effect of dilutive securities:
Redeemable preferred stock	—	153,152,669
Preferred stock warrants	—	1,147,959
Redeemable stock options	18,853,272	22,859,185

Weighted-average shares, diluted	57,148,725	212,591,455

Basic net income per share	$0.09	$0.74
Diluted net income per share	$0.01	$0.58

Series G Common Stock

Numerator:
Net income available to stockholder, basic	$(0.39)	$0.01
Effect of dilutive securities:
Redeemable preferred stock and warrants	(0.23)	—

Net income available to stockholder, diluted	$(0.62)	$0.01

Denominator:
Weighted-average shares outstanding, basic and diluted	1	1
Basic net (loss) income per share	$(0.39)	$0.01
Diluted net (loss) income per share	$(0.62)	$0.01

For the year ended December 31, 2020, a weighted-average of 14,922,837 shares from redeemable stock options and 153,746,459 shares from redeemable preferred stock and warrants were anti-dilutive and therefore not included in the calculation of diluted net income per share for redeemable common stock. For the year ended December 31, 2019, a weighted-average of 6,642,612 shares from redeemable stock options were anti-dilutive and therefore not included in the calculation of diluted net income per share for redeemable common stock.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized. Deferred tax assets and liabilities are calculated at the beginning and end of the year; the change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the year generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Significant judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against net deferred tax assets. The Company assesses the likelihood that deferred tax assets will be recovered as deductions from future taxable income. The evaluation of the need for a valuation allowance is performed on a jurisdiction-by-jurisdiction basis and includes a review of all available positive and negative evidence. Factors reviewed include projections of pre-tax book income for the foreseeable future, determination of cumulative pre-tax book income after permanent differences, earnings history and reliability of forecasting. The Company recognized a full valuation allowance on deferred tax assets as of December 31, 2020 and 2019 after evaluating that it is more likely than not that deferred tax assets will not be realized as of those dates.

The Company evaluates the accounting for uncertainty in income tax recognized in the consolidated financial statements and determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit is recorded in its consolidated financial statements. For those tax positions where it is “not more likely than not” that a tax benefit will be sustained, no tax benefit is recognized. Where applicable, associated interest and penalties are also recorded. The Company has not accrued any liabilities for any such uncertain tax positions as of December 31, 2020 or 2019. The Company is subject to U.S. federal and state tax authority examinations for all the years since inception due to net operating loss and tax credit carryforwards. The net operating losses and tax credits are subject to adjustment until the statute closes on the year the attributes are ultimately utilized.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential revisions and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company is required to file federal and state income tax returns in the United States, United Kingdom, Ireland, Netherlands, Germany and Mexico. The preparation of these income tax returns requires the Company to interpret the applicable tax laws and regulations in effect on such jurisdictions, which could impact the amount of tax paid. An amount is accrued for the estimate of additional tax liabilities, including interest and penalties, for any uncertain tax positions taken or expected to be taken in an income tax return. The accrual for uncertain tax positions is updated when more definitive information becomes available.

Revenue recognition

The Company commenced sales of its products in June 2019. The Company’s revenue is generated from the sale of light adjustable intraocular lenses (RxLAL) used in cataract surgery along with a specifically designed machine for delivering light to the eye, the Light Delivery Device (LDD), to adjust the lens post-surgery, as needed. Revenue is recognized from sales of products in the U.S. and Europe. Customers are primarily comprised of ambulatory surgery centers, hospitals, and physician private practices.

The Company recognizes revenue when promised goods or services are transferred to customers at a transaction price that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. Specifically, the Company applies the following five steps to recognize revenue: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods promised within each customer contract to determine the individual deliverables in its product offerings as separate performance obligations and assesses whether each promised good or service is distinct. The transaction price is determined based on the consideration expected to be received, based either on the stated value in contractual arrangements or the estimated cash to be collected in non-contracted arrangements. The Company recognizes revenue as the amount of the transaction price that is allocated to the respective performance obligation when, or as, the performance obligation is satisfied, considering whether or not this occurs at a point in time or over time. The Company elected to account for shipping costs as fulfillment costs rather than a promised service and excludes from revenue any taxes collected from customers that are remitted to government authorities.

The Company’s LDD contracts contain multiple performance obligations bundled for one transaction price, with all obligations generally satisfied within one year. For these bundled arrangements, the Company accounts for individual products and services as separate performance obligations if they are distinct, that is, if a product or service is separately identifiable from other items in the bundled package, and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The Company’s LDD contracts include a combination of the following performance obligations: (1) LDD capital asset and related components, (2) training and (3) device service (initial year). Each of these three performance obligations are considered distinct. The LDD capital asset is distinct because the customer can benefit from it together with other resources that are readily available to the customer. Training on the use of the machine is offered as a distinct activity after installation of the LDD to enhance the customer’s ability to utilize the machine by having an industry professional provide best practices and customize training to the specific needs of the customer. Each LDD comes with a twelve-month manufacturer’s warranty (service-type) that includes preventative maintenance, unscheduled service (labor and parts) and software updates. After the first year, service contracts can be purchased separately on a standalone basis. The Company recognizes revenue as performance obligations are satisfied by transferring control of the product or service to a customer. Specifically, revenue for the LDD capital asset is recognized at a point in time at installation. Revenue for training is also recorded at a point in time, generally 30 days after installation. Revenue for the device service is recognized ratably over time after installation, generally 12 months. The Company has determined that the transaction price is the invoice price, net of adjustments, if any. The allocation to the separate performance obligations is based upon the relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells the products or services The Company estimates the standalone selling price using the market assessment approach considering market conditions and entity-specific factors including, but not limited to, features and functionality of the products and services, geographies, type of customer and market conditions. The Company regularly reviews and updates standalone selling prices as necessary.

RxLALs are held at customer sites on consignment. The single performance obligation is satisfied and revenue is recognized for RxLALs upon customer notification that the RxLALs have been implanted in a patient. For the years ended December 31, 2020 and 2019, credits related to returns and rebates on list prices were not significant.

The Company has adopted the practical expedient permitting the direct expensing of costs incurred to obtain contracts where the amortization of such costs would occur over one year or less, and it applied to substantially all the Company’s contracts.

As of December 31, 2020 and 2019, the Company recognized deferred revenue on its consolidated balance sheets of $345,000 and $10,000, respectively, related to the service agreement performance obligation. Revenue for service agreements is recognized ratably over the term of each contract.

For the years ended December 31, 2020 and 2019, revenue from contracts with customers consisted of the following (in thousands):

	2020	2019
LDD (including training)	$10,159	$1,187
LAL	4,256	1,026
Service warranty, service contracts, and accessories	263	28

	$14,678	$2,241

For the year ended December 31, 2020, the Company had one customer who individually accounted for 27% of revenue, and for the year ended December 31, 2019, the Company had two customers who individually accounted for approximately 35% and 14% of revenue.

Cost of sales

Cost of sales consists of materials, labor and manufacturing overhead incurred to produce the Company’s products as well as the cost of shipping and handling.

Research and development expenses

Research and development expenses are expensed as incurred. Research and development expenses consist of upfront fees and milestones paid to collaborators and expenses incurred in performing research and development activities for new products and technology. The expenses include personnel-related costs, including compensation and benefits and stock-based compensation, consultants hired to perform research projects, costs incurred at clinical trial sites, regulatory and manufacturing engineering costs related to FDA premarket approval submission preparation, various laboratory and research supplies, write-off of pre-approved inventory utilized for clinical trial and research purposes, costs incurred in the development of manufacturing processes in excess of capitalizable value, fees paid to contract research organizations and direct FDA related costs. The Company also accrued the costs of ongoing clinical trials associated with programs that have been terminated or discontinued for which there is no future economic benefit at the time the decision is made to terminate or discontinue the program.

Comprehensive income

All components of comprehensive income, including net income (loss), are reported in the consolidated financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on marketable securities and foreign currency translation adjustments.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which provided additional implementation guidance on the previously issued standard. The Company adopted the standard on January 1, 2020, and determined there was no cumulative-effect transition adjustment to the opening balance of accumulated deficit for recognition of additional credit losses upon adoption of this standard as of January 1, 2020 based on its outstanding accounts receivable, the composition and credit quality of its short-term investments and current economic conditions as of that date.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows an entity to elect to reclassify the income tax effects of the Tax Cuts and Jobs Act (Tax Reform) on items within accumulated other comprehensive income to retained earnings. An entity that does not elect to reclassify the income tax effects of the Tax Reform is required to disclose, in the period of adoption, a statement that an election was not made to reclassify the income tax effects of the Tax Reform from accumulated other comprehensive income to retained earnings. The standard became effective for the Company on April 1, 2019. The Company elected not to reclassify the income tax effects of the Tax Reform from accumulated other comprehensive income to retained earnings.

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the guidance, the measurement of equity-classified non-employee awards will be fixed at the grant date and may be accounted for using certain practical expedients that are already available for employee awards. In November 2019, FASB issued ASU No. 2019-08, Compensation – Stock Compensation (Topic 718) and revenue from Contracts with Customers (Topic 606), which requires all share-based payments to customers to adopt the measurement approach in accordance with ASC 718. The amount recorded as a reduction of the transaction price is measured using the grant date fair value of the share-based payment. The award is measured and classified under ASC 718 for its entire life, unless the award is modified after it vests, and the grantee is no longer a customer. The Company elected to early adopt both ASUs effective January 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which adds and modifies certain disclosure requirements for fair value measurements. Under the new guidance, entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, or valuation processes for Level 3 fair value measurements. However, public companies will be required to disclose the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and related changes in unrealized gains and losses included in other comprehensive income. The updated guidance was effective for the Company starting in the first quarter of 2020. As a result, the Company modified certain fair value measurement disclosures primarily related to its Level 3 liabilities.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which changes the accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs should be presented as a prepaid expense in the balance sheet and expensed over the term of the hosting arrangement. This standard is effective for the Company beginning January 1, 2021, and early adoption is permitted. The Company does not expect adoption to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The Company elected to early adopt ASU 2019-12 effective December 31, 2019, and the adoption did not have a material impact to the Company’s consolidated financial statements.

In June 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which is intended to simplify the accounting for convertible instruments. This new guidance eliminates certain models that require separate accounting for embedded conversion features and eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. Accordingly, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance can be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. ASU 2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is in the process of determining the impact of the adoption of the standard on its consolidated financial statements as well as whether to early adopt the new standard.

Note 3 – Short-term investments

Short-term investments, principally U.S. Treasury bills, are available-for-sale and consisted of the following (in thousands):

	As of December 31, 2020
	Amortized cost	Unrealized loss, net	Estimated fair value
Government securities	$54,983	$(2)	$54,981

	As of December 31, 2019
	Amortized cost	Unrealized gain, net	Estimated fair value
Government securities	$72,664	$46	$72,710

All available-for-sale securities held as of December 31, 2020 and 2019 had a maturity of less than one year. The Company has classified all marketable securities, regardless of maturity, as short-term investments based upon the Company’s ability and intent to use any and all of those marketable securities to satisfy the Company’s liquidity requirements. The Company does not intend to sell the available-for-sale debt securities that are in an unrealized loss position, and it is not more likely than not that the Company will be required to sell these debt securities before recovery of their amortized cost bases, which may be at maturity.

Note 4—Inventories

Inventories consisted of the following (in thousands):

	December 31, 2020	December 31, 2019
Finished goods	$5,092	$3,650
Raw materials	1,827	1,548
Work-in-process	1,685	2,245

	8,604	7,443
Less: reserve for excess and obsolete inventory	(316)	(224)

	$8,288	$7,219

At December 31, 2020 and 2019, finished goods included $2.7 million and $1.5 million of inventory held on consignment at customer sites, respectively.

Note 5—Property and equipment

Property and equipment consisted of the following (in thousands):

	December 31, 2020	December 31, 2019
Machinery and equipment	$11,153	$9,960
Leasehold improvements	10,152	8,365
Construction in progress	1,474	2,783
Computer hardware and software	1,101	919
Production molds	867	529
Furniture and fixtures	855	646
Right-of-use equipment	58	195

	25,660	23,397
Less: Accumulated depreciation and amortization	(12,373)	(8,539)

	$13,287	$14,858

The Company recorded $3.9 million and $3.8 million in depreciation and amortization expense for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2019, the Company sold six LDDs that were classified within machinery and equipment, as they were previously used for training and clinical studies, and recognized an aggregate gain of $521,000.

Note 6—Fair value of financial instruments

The table and disclosures below (in thousands) present the Company’s assets and liabilities measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. See Note 9—Common Stock Warrant Liability and Note 11—Convertible Preferred Stock Warrants for more information on the valuation technique and inputs used for the fair value measurements of the warrant liabilities, including quantitative information about the significant unobservable inputs used in the fair value measurements of the warrant liabilities.

Money market funds are liquid investments and are actively traded. The pricing information on these investment instruments is readily available and can be independently validated as of the measurement date.

This approach results in the classification of these securities as Level 1 of the fair value hierarchy. U.S. Government securities are measured at fair value using Level 2 inputs. The Company reviews trading activity and pricing for these investments as of each measurement date. When sufficient quoted pricing for identical securities is not available, the Company uses market pricing and other observable market inputs for similar securities obtained from various third-party data providers. These inputs represent quoted prices for similar assets in active markets or these inputs have been derived from observable market data. This approach results in the classification of these securities as Level 2 of the fair value hierarchy.

The carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable, prepaid expenses, other current assets, accounts payable, accrued expenses and other current liabilities as of December 31, 2020 and December 31, 2019 approximate their related fair values due to the short-term maturities of these instruments.

	As of December 31, 2020
	Level I	Level II	Level III	Total

Assets:
Money market securities	$11,822	$—	$—	$11,822
Government securities	—	54,981	—	54,981

Total assets at fair value	$11,822	$54,981	$—	$66,803

Liabilities:
Common stock warrant liability	$—	$—	$(5,018)	$(5,018)
Redeemable convertible preferred stock warrant liability	—	—	(3,828)	(3,828)

Total liabilities at fair value	$—	$—	$(8,846)	$(8,846)

	As of December 31, 2019
	Level I	Level II	Level III	Total

Assets:
Money market securities	$5,179	$—	$—	$5,179
Government securities	—	72,710	—	72,710

Total assets at fair value	$5,179	$72,710	$—	$77,889

Liabilities:
Common stock warrant liability	$—	$—	$(69,646)	$(69,646)
Redeemable convertible preferred stock warrant liability	—	—	(2,235)	(2,235)

Total liabilities at fair value	$—	$—	$(71,881)	$(71,881)

The following table sets forth changes in the estimated fair values for the Company’s warrant liabilities measured using significant unobservable inputs (in thousands):

	Year ended December 31,
	2020	2019
Beginning of year	$71,881	$242,818
Exercise of preferred stock warrants	(24)	(904)
Expiration of preferred stock warrants	—	(803)
Change in fair value of common stock warrant	(64,628)	(167,818)
Change in fair value of preferred stock warrants	1,617	(1,412)

End of year	$8,846	$71,881

The term loan is not actively traded. The Company measures the value of the debt instrument by considering prevailing interest rates, the pricing of public debt of similar reporting entities with consistent credit standing and its own nonperformance risk, including credit risk. Because significant pricing inputs are unobservable, the debt instrument is classified as Level 3 in the fair value hierarchy. The carrying amount of the term loan approximated its fair value at December 31, 2020.

Note 7—Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2020	December 31, 2019
Compensation	$2,943	$4,427
Vendor invoices	745	427
Deferred revenue	417	63
Customer deposits	21	315
Other	48	36

	$4,174	$5,268

Note 8—Term loan

On October 29, 2020, the Company entered into a loan facility (“Term Loan”) with an initial draw of $25 million. Proceeds were used to help fund the Company’s ongoing operations. As part of the Term Loan, the lender committed to providing further loans of up to $35 million to the Company at its election (or for one specific draw, upon occurrence of a revenue milestone) during various draw periods in the future, provided the Company is not in default at the time of the additional loan draws.

The Term Loan is secured by substantially all of the Company’s assets, including a negative lien on the Company’s intellectual property assets. The Company is subject to various standard covenants, such as quarterly reporting, annual audits, submission of annual projections and limitations on dividends, further investments and indebtedness. The Term Loan also contains a covenant (“Performance to Plan”) that provides that, beginning on March 31, 2022 and measured monthly, the Company must achieve trailing twelve-month revenue equal to or greater than 50% of the Company’s annual operating budget as approved by the Company’s board of directors and the lender. If the Company completes an initial public offering of at least $70 million in proceeds, the Company may continue the Performance to Plan covenant or may replace it with a positive lien on its intellectual property. As of December 31, 2020, the Company was in compliance with all covenants.

Interest for all borrowings under the Term Loan is determined as the greater of (1) 9.25% or (2) 9.09% plus the greater of 30-day LIBOR published in the Wall Street Journal and 0.16%. The Company may elect an interest rate equal to 10.25% plus the greater of (1) the Wall Street Journal Prime rate or (2) 7%. The interest rate resets monthly on the last day of the month prior to the month in which interest accrues, and an actual/360-day convention applies. If the Company is considered to be in default as defined by the Term Loan, additional interest of 5% applies. The LIBOR rate is subject to change to another basis, presently undetermined, when LIBOR ceases to exist.

The Term Loan requires 36 months of interest-only payments, followed by 23-months of amortization. If the Company is in compliance with the Performance to Plan covenant through October 31, 2023, the interest-only period is extended by 12 months, and the amortization period is reduced by 11 months. Payments are due on the first day of each month in arrears. All unpaid amounts under the Term Loan mature on October 1, 2025.

The Term Loan is prepayable at any time without penalty; however, the loan must be prepaid in full or in specific increments, and amounts prepaid may not be subsequently reborrowed. The loan may also be accelerated by the lender in the event of a default.

If the loan is not fully prepaid by December 31, 2021, the Company will become subject to an additional fee (the “Exit Fee”). The fee is 3% of the original draw amount if prepaid between January 1, 2022 and October 31, 2022 ($750,000), 4% if prepaid between November 1, 2022 and October 31, 2023 ($1 million) and 5% ($1.3 million) if paid subsequently, including at maturity. The Exit Fee is being accreted to the carrying value of the debt as a debt premium and interest expense over the life of the loan using the effective interest method. Third-party professional service fees totaling $687,000 were incurred by the lender and the Company that are directly attributable to execution of the Term Loan transaction. These issuance costs have been recorded as a discount to the carrying amount of the debt and are being amortized to interest expense over the effective term of the debt using the effective interest method.

As of December 31, 2020, annual principal payments due under the Term Loan were as follows (in thousands):

Year Ended December 31,
2021	$—
2022	—
2023	1,087
2024	13,043
2025	10,870

Total	25,000
Less: unamortized issuance costs and Exit Fee	(601)

Term loan, net	$24,399

During 2020, the interest rate charged on cash payments was 9.25%. The effective interest rate during the same period was 11.31%.

Note 9—Common stock warrant liability

Warrant agreement and share purchase agreement

On October 12, 2017, the Company issued a “Strategic Partner” a warrant to purchase Series W common stock (the “Warrant Agreement”) for a non-refundable payment of $60 million. This Series W common stock warrant (the “Series W Warrant”) had an initial expiration date of December 31, 2018 unless extended as provided for in the Warrant Agreement. On December 27, 2018, the Strategic Partner chose to extend the expiration date of the Series W Warrant, by making an additional non-refundable payment of $40 million, until the sooner of the achievement of performance milestones (as defined in the Warrant Agreement) or November 22, 2021. On March 18, 2020, the Company and the Strategic Partner signed an amendment to the Warrant Agreement that removed the milestone triggers for early exercise and changed the expiration date to March 31, 2021.

Concurrent with the Warrant Agreement, the Strategic Partner and the Company entered into a Share Purchase Agreement (the “Purchase Agreement”). Under the Purchase Agreement, the Strategic Partner purchased one share of the Company’s non-voting $0.001 par value per share Series G common stock for $0.01. Upon exercise of the Series W Warrant, the Strategic Partner will receive one share of voting, $0.001 par value, Series W common stock. Per the Warrant Agreement, the exercise price of the Series W Warrant is $630.0 million plus adjustments for the Company’s cash, working capital, indebtedness and transaction expenses, subject to an escrow holdback of $92.0 million and a shareholder representative holdback of $500,000. The Warrant Agreement also provides for potential aggregate milestone payments of up to $827 million for various sales-based and operating milestones and $185 million for certain regulatory milestones, either at the time of the Series W Warrant’s exercise or at dates subsequent, as defined in the Warrant Agreement. Upon notice of exercise of the Series W Warrant by the Strategic Partner and receipt of the required funds, a Special Redemption, as defined in the Company’s Articles of Incorporation, will trigger automatic redemption of all the Company’s outstanding capital instruments, except for the Series G common stock and Series W common stock, and the Strategic Partner will acquire the Company.

Under the Warrant Agreement, the Company is solely responsible for all research and preclinical, clinical and other development and commercialization of the LAL and LDD products. While the Series W Warrant is outstanding, the Company retains all decision-making rights regarding development and commercialization of its products.

The Series W warrant fair value was determined by management, with input and assistance from a third-party valuation specialist, upon issuance and is revalued as of each reporting date. The valuation specialist utilized a Monte Carlo Simulation (“MCS”) under the income method utilizing assumptions and financial data prepared by the Company. This valuation approach uses a discounted cash flow (“DCF”) method to calculate the starting equity value of the Company based upon future cash flow generation. The starting equity value of the Company is determined utilizing (1) forecasted financial projections for the next five years developed by management, (2) a terminal value assigned using an exit multiple method, and (3) a discount rate based on the weighted average cost of capital. Then a simulated equity value of the Company as of the expected exercise date is determined using the MCS method. The MCS inputs include: (1) the assumed amount of time until the exercise of the warrant, (2) the risk-free interest rate over the period until the assumed warrant exercise, (3) the assumed volatility in the value of the equity of the company, and (4) the starting equity value of the Company as determined from the discounted cash flow method. In order to determine the overall value of the warrant, the valuation specialists also simulate the payments for sales-based, operating and regulatory milestones based upon similar inputs to determine the expected overall purchase price of the Company. The net difference between the expected purchase price and the average simulated equity value determines the “option payoff”. Finally, management assigns a probability that the Strategic Partner will exercise the warrant which is applied to the present value of the “option payoff” to arrive at the recorded value reflected in the accompanying consolidated financial statements.

The following table presents the assumptions used in the DCF and MCS calculations to determine the fair value of the Series W warrant:

	Year ended December 31,
	2020	2019
Terminal value—exit multiple	7.00	7.00
Weighted average cost of capital discount rate	22.0%	22.0%
Expected life (in years)	0.25 year	0.92 and 2.09 years
Risk-free interest rate	0.9%	1.58% and 1.59%
Expected volatility	56.9%	59.6% and 66.8%

Special redemption

On October 25, 2017, the Company adopted the 12th Amended and Restated Articles of Incorporation (the “Amendment”). Under Article IV of the Amendment, if the Strategic Partner exercises the Series W Warrant, an automatic redemption, conversion, termination and cancellation of all then outstanding shares of the Company’s capital stock, options and warrants will occur without any further action required. Immediately prior to the automatic redemption, all outstanding preferred shares convert to common shares, unvested stock options accelerate and become fully vested and all stock options terminate along with any preferred stock warrants outstanding. Shareholders, option holders and warrant holders have the right to receive the initial per share price less the strike price as defined in the Warrant Agreement. The Strategic Partner will advance (through an exchange agent) the funds to the Company, which will then disburse the funds to all shareholders, option holders and warrant holders. If the Series W Warrant is terminated or expires unexercised, Article IV of the Amendment is terminated and is of no further force and effect.

Upon adoption, management determined that the exercise of the Series W Warrant by the Strategic Partner (and therefore, the Special Redemption) was a probable, though not certain event. As a result, as of October 2017, the Company began accreting common stock to the expected redemption value and reflected the redemption value of stock options in temporary equity. During the year ended December 31, 2020, the Company recorded $18.3 million of accretion of common stock and a credit of $1.5 million related to the value of redeemable stock options, which reflected the expected redemption value less strike price on vested stock options outstanding. During the year ended December 31, 2019, the Company recorded $25.6 million of accretion of common stock and an entry to record $13.4 million in redemption value related to redeemable stock options. In December 2020, management determined that exercise of the Series W Warrant was no longer probable, at which point accretion to redemption value of common stock and the entry to record the redemption value of stock options ceased.

Note 10—Redeemable convertible preferred stock and stockholders’ deficit

Redeemable convertible preferred stock

The Amendment authorized eight classes of preferred stock, Series A through F, the “Prior Preferred Stock” and Series G and H, the “Senior Preferred Stock”. All of the Company’s redeemable convertible preferred stock has been classified as temporary equity on the accompanying consolidated balance sheets, as all such preferred stock is redeemable either at the option of the holder or upon an event outside the control of the Company (i.e., a change in control). The redeemable convertible preferred stock is redeemable per the Special Redemption (see Note 9) or upon certain change in control events (including liquidation, sale or transfer of control of the Company); however, the Special Redemption is not a certain event, and all change in control events are outside of the Company’s control. In the event of the Special Redemption, the holders will receive redemption proceeds as defined in the Warrant Agreement. In the event of liquidation, holders of the convertible preferred stock may have the right to receive its liquidation preference under the terms of the Company’s Amendment.

As a result of management’s determination that the Special Redemption is probable, but not certain, the Company began accreting to the expected redemption value of the redeemable convertible preferred stock in October 2017. The Company recorded $25.7 million and $68.7 million of accretion on all redeemable convertible preferred stock for the years ended December 31, 2020 and 2019, respectively. In December 2020, management determined that the Special Redemption was no longer probable, at which point accretion to redemption value ceased.

The following tables summarize information related to issuance of the Company’s preferred stock (in thousands, except number of shares and per share amounts):

	As of December 31, 2020
	Par value	Date of issuance	Share price at issuance	Shares authorized(1)	Shares issued and outstanding(1)	Liquidation preference	Carrying value(2) share capital
Series A	$0.001	Feb-2000	$3.950	3,676,668	3,676,668	$14,523	$13,535
Series B	$0.001	May-2003	$0.878	17,989,209	17,989,209	15,795	39,715
Series C	$0.001	Feb-2007	$1.250	12,069,000	12,069,000	15,086	28,136
Series D	$0.001	Aug-2009	$1.750	6,857,143	6,857,143	12,000	18,503
Series E	$0.001	Oct-2011	$2.000	3,650,000	3,650,000	7,300	10,350
Series F	$0.001	May-2012	$2.500	5,245,000	5,156,500	12,891	18,305
Series G	$0.001	Jun-2015	$1.200	60,251,641	59,799,409	71,759	135,682
Series H	$0.001	Feb-2017	$1.200	61,458,333	39,311,920	47,174	89,074

				171,196,994	148,509,849	$196,528	$353,300

	As of December 31, 2019
	Par value	Date of issuance	Share price at issuance	Shares authorized(1)	Shares issued and outstanding(1)	Liquidation preference	Carrying value(2) share capital
Series A	$0.001	Feb-2000	$3.950	3,676,668	3,676,668	$14,523	$13,535
Series B	$0.001	May-2003	$0.878	17,989,209	17,989,209	15,795	34,929
Series C	$0.001	Feb-2007	$1.250	12,069,000	12,069,000	15,086	26,105
Series D	$0.001	Aug-2009	$1.750	6,857,143	6,857,143	12,000	17,753
Series E	$0.001	Oct-2011	$2.000	3,650,000	3,650,000	7,300	10,042
Series F	$0.001	May-2012	$2.500	5,245,000	5,156,500	12,891	17,807
Series G	$0.001	Jun-2015	$1.200	60,251,641	59,799,409	71,759	125,362
Series H	$0.001	Feb-2017	$1.200	61,458,333	39,293,170	47,152	82,048

				171,196,994	148,491,099	$196,506	$327,581

(1)	The shares authorized, issued and outstanding do not reflect any anti-dilution provisions of Series C, Series D, Series E and Series F as a result of the Series G financing.

(2)	The carrying value reflects the gross proceeds received from the sale of the preferred stock less issuance costs and the fair value at issuance of preferred stock warrants classified as a liability, plus accretion of redemption value.

Series H financing

On February 24, 2017, the Company issued 29,694,317 shares of Series H preferred stock (par value $0.01) at a price per share of $1.20 for gross proceeds of $35.6 million. On March 23 and 24, 2017, the Company completed a second and third closing, respectively, and issued a total of 9,261,307 shares of Series H preferred stock, for $11.1 million. Warrants were also issued as part of the Series H financing (see Note 11). In addition to warrant expense, Series H financing closing costs were $285,000.

Conversion rights

As a result of the Series G financing and as a continued provision of the Series H financing, certain anti-dilution provisions were triggered in the Series G offering in the Prior Preferred Stock. This resulted in an increase in the number of authorized shares of common stock. Additionally, the number of shares of common stock issued would increase if Series C, Series D, Series E and Series F preferred stock (the “Conversion Shares”) converted to common stock. This increase is determined by a conversion factor based on the original issuance price (“OIP”) of the individual Conversion Shares. The Prior Preferred Shares conversion to common stock would increase the number of common shares outstanding by 4,906,022 if all the Conversion Shares exercise their conversion rights.

Liquidation rights

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon an asset transfer or acquisition (a “Liquidation Event”), the priority for amounts available for distribution to the Preferred Stockholders are as follows:

•	Series G, Series H
•	Series B, Series C, Series D, Series E, Series F
•	Series A

Preferred stock is entitled to a liquidation preference at OIP, plus any declared but unpaid dividends. If the Company’s assets are insufficient to make payment in full to all these equity holders, then the assets will be distributed ratably in proportion to the full amounts to which they would otherwise be entitled to receive.

Once the holders of preferred stock have been paid, any remaining assets available shall be distributed among the holders of common stock and any previously converted preferred shares based upon the number of shares of common stock held by each (on an as converted basis).

Optional conversions

Preferred stock is convertible at the option of the holder into common stock on a one for one basis.

The following table shows the common stock equivalent of preferred stock, if converted, as a result of the anti-dilution provisions enacted during the Series G financing.

Converted	Fully diluted on conversion(1)
shares	12/31/2020	12/31/2019
Series A	3,676,668	3,676,668
Series B	17,989,209	17,989,209
Series C	12,371,908	12,371,908
Series D	7,986,447	7,986,447
Series E	4,439,858	4,439,858
Series F	7,840,452	7,840,452
Series G	59,799,409	59,799,409
Series H	39,311,920	39,293,170

Total	153,415,871	153,397,121

(1)	Excludes preferred stock warrants (Note 11).

Automatic conversions

The preferred stock is subject to automatic conversion under several circumstances:

•	Each individual class of preferred stock can be converted into shares of common stock based on the following:

-	Series A and Series B—If a majority of Series A and Series B preferred stockholders, voting together as a single class, make such an election.

-	Series C, Series D, Series E, Series F—Each share of the Series C, Series D, Series E and Series F preferred stock classes shall automatically be converted into shares of common stock if a majority of each separate series, voting together as a single class, make such an election.

-	Series G and H—Upon a vote of more than 51% of the Series G and H preferred stockholders, voting together as a single class, all Series G and H preferred stock shares will automatically be converted into shares of common stock.

•

Preferred stock is automatically converted into shares of common stock upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company, at an offering price per share greater than or equal to $2.40 (adjusted for any stock dividends, combinations, splits, recapitalizations and similar equity transactions with respect to the common stock) and in which the gross cash proceeds to the Company are at least $40 million and after which the common stock is listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market.

•

Immediately prior to the closing of the exercise of the Series W Warrant and under the Special Redemption, each share will be mandatorily redeemed, cancelled, retired and shall cease to exist and be converted into the right to receive the per share redemption payment in cash.

Redemptions

As of October 2017, under the provisions of the Special Redemption, if the Strategic Partner exercised the Series W Warrant, the Company would have mandatorily redeemed, canceled and retired all outstanding shares of preferred stock and converted them to cash with a right to receive the per share redemption payments as defined in the Warrant Agreement. As of March 31, 2021, the Series W Warrant expired unexercised and all redemption provisions of the Special Redemption lapsed.

Common stock

Each share of common stock is entitled to one vote. Common stock reserved for future issuance consisted of the following:

	December 31, 2020	December 31, 2019
Conversion of preferred stock	153,415,871	153,397,121
Preferred stock warrants	2,334,082	2,352,832
Common stock warrant	1	1
Stock options issued and outstanding under the 2006 and 2015 plans	43,501,180	35,951,102

Total shares of common stock reserved	199,251,134	191,701,056

Dividends

Any dividends preferred or otherwise, are payable, when and if declared by the Company’s Board of Directors, are non-cumulative and priority is given to the Senior Preferred, Prior Preferred and common stockholders as follows:

•	Senior Preferred at a rate of 8% of the OIP per share
•	Prior Preferred at 8% of OIP per share
•	Common stockholders

No dividends were declared to date or during the years ended December 31, 2020 and 2019.

Note 11—Convertible preferred stock warrants

Series F, G and H convertible preferred stock warrants were recorded at fair value at issuance and are revalued as of each reporting date until exercised or expired. The fair value of Series F, G and H convertible preferred stock warrants were determined with the assistance of valuation specialists using a Probability-Weighted Expected Return Model and Option Pricing Model (PWERM/OPM) Hybrid Method. This method essentially utilizes a combination of market and income method approaches for each part of the calculation of enterprise value and combines them in a probabilistic manner. The valuation considers several future scenarios for the Company, each of which assumes a shareholder exit either through initial public offering (“IPO”), sale (“M&A”) or dissolution. Based upon the current IPO market, M&A values for private companies and the historical likelihood of dissolution or no exit, the Company concluded that the probabilities and time frames are reasonable. Implicit in the timing used in the application of the PWERM/OPM Hybrid Method is also the possibility of no exit. The option pricing model’s inputs included: (1) the assumed time until a liquidity event, (2) the risk-free interest rate over the period until the assumed liquidity event, (3) the assumed volatility in the value of the equity of the company (which corresponds to the model’s underlying asset volatility), (4) the enterprise value and preferred investment amount and (5) the key price points in the Company’s capital structure in terms of exit levels on the assumed liquidation date. A significant increase (decrease) in any of these inputs in isolation, particularly the estimated price of the Company’s preferred stock, would have resulted in a significantly higher (lower) fair value measurement.

The following scenario probability-weighted assumptions were used to revalue the convertible preferred stock warrants to fair value:

	Year ended December 31,
	2020		2019
	Range	Weighted average	Range	Weighted average
Expected volatility	83.4% to 97.4%	94.6%	60.7% to 66.6%	61.9%
Risk adjusted discount factor	16% to 31%	25%	16% to 22%	20%
Expected life (in years)	0.4 to 2.0 years	1.1 years	0.9 to 2.3 years	1.9 years
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

As a result of the Series G financing, certain anti-dilution provisions were triggered in the conversion shares and the Series F warrants, if converted to common stock. Series F warrants would have increased by a conversion factor of 1.52 to 134,564, an increase of 46,064. If Series F warrants had been exercised, total cash proceeds would be approximately $200,000 to the Company.

The Series F warrants expired on June 3, 2019, and the Company recognized a gain on expiration of $157,000.

During the year ended December 31, 2019, 583,170 Series G warrants were exercised and converted to Series G convertible preferred stock. The remaining 416,830 warrants expired unexercised on June 3, 2019, and the Company recognized a gain on expiration of $646,000.

In February and March 2017, the Company issued 2,690,378 warrants to purchase shares of Series H convertible preferred stock with an exercise price of $1.20. Series H warrants were initially issued with a five-year life; in November 2017, they were extended another five years to 2027. As of December 31, 2020 and 2019, the Company had 2,334,082 and 2,352,832 Series H warrants outstanding, respectively. The fair value of Series H warrants was $1.64 and $0.95 per share as of December 31, 2020 and 2019, respectively. Thus, outstanding Series H warrants had an estimated fair value of $3.8 million and $2.2 million as of December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, 18,750 Series H warrants were exercised. There were no exercises of Series H warrants during the year ended December 31, 2019.

The Series H warrants are classified as liabilities on the accompanying consolidated balance sheets and re-measured at fair value as of each balance sheet date. Changes in fair value are recognized as a component of other income (expense), net in the accompanying consolidated statement of operations and comprehensive income.

Note 12—Stock-based compensation expense

As of December 31, 2020 and 2019, the Company had two stock-based incentive compensation plans, the Calhoun Vision, Inc. 2015 Equity Incentive Plan (the “2015 Stock Plan”) and the Calhoun Vision, Inc. 2006 Stock Plan (the “2006 Stock Plan”) (collectively the “Plans”).

The 2006 Stock Plan expired in 2016. No stock options may be granted under this stock plan. Outstanding awards will continue to vest under the original grant terms. Options forfeited or expired will be cancelled. The 2015 Stock Plan permits the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock (non-vested awards), stock awards, performance shares, performance share units and stock units, together the “Awards”. Each Award under the 2015 Stock Plan has a maximum term of 10 years from the grant date.

Option awards are generally granted with an exercise price of no less than 100% of estimated fair market value on the date of grant. Time based awards generally vest over four years as follows: one fourth of the total number of shares vest and become exercisable on the one-year anniversary; 1/48th of the total number of shares subject to the option vest and become exercisable on each monthly anniversary thereafter for the remaining 3 years. The purpose of the Plans is to provide a means by which eligible recipients of stock awards may be given an opportunity to benefit from increases in the value of the common stock in order to retain or procure the services of the employees, members of the Board and consultants.

A summary of stock option activities for the years ended December 31, 2020 and 2019 is as follows:

	Shares available for grant	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted avg remaining contractual life (years)
Options outstanding as of December 31, 2018	2,246,556	36,894,665	$0.65		7.00
Granted	(2,671,000)	2,671,000	$2.16	$1.11
Exercised		(2,263,923)	$0.39	$0.19
Forfeited	525,431	(525,640)	$1.24	$0.59
Expired	500,000	(825,000)	$1.27	$0.07

Options outstanding as of December 31, 2019	600,987	35,951,102	$0.75		6.00
Issued	12,200,000
Granted	(11,980,000)	11,980,000	$1.46	$0.81
Exercised		(2,578,091)	$0.38	$0.20
Forfeited	1,739,331	(1,751,831)	$1.80	$0.87
Expired		(100,000)	$0.40	$—

Options outstanding as of December 31, 2020	2,560,318	43,501,180	$0.93		6.46

Exercisable as of December 31, 2020		31,298,846	$0.69		5.50

At December 31, 2020 and 2019, the intrinsic value of options vested was $26.2 million and $29.2 million, respectively, and of all options outstanding was $26.4 million and $31.1 million, respectively. During 2020 and

2019, the total cash received from the exercise of stock options was $991,000 and $891,000, respectively. The total fair value less strike price of these options was $2.8 million and $3.5 million, respectively.

Vested and non-vested options granted by the Company were comprised of the following:

	As of December 31, 2020
Plan name	Exercise price	Options outstanding	Options exercisable
2006 Stock Plan	$0.40	2,067,000	2,067,000
2015 Stock Plan	$0.38—$2.23	41,434,180	29,231,846

		43,501,180	31,298,846

	As of December 31, 2019
Plan name	Exercise price	Options outstanding	Options exercisable
2006 Stock Plan	$0.40	2,454,500	2,454,500
2015 Stock Plan	$0.38—$2.23	33,496,602	26,678,747

		35,951,102	29,133,247

Stock-based compensation expense was classified in the accompanying consolidated statements of operations and comprehensive income as follows (in thousands):

	Year ended December 31,
	2020	2019
Research and development	$2,200	$1,855
Selling, general and administrative	1,344	2,336
Cost of goods sold	641	407

	$4,185	$4,598

As of December 31, 2020 and 2019, there were 12,202,334 and 6,817,855 unvested options, respectively. Total unrecognized expense related to unvested stock options was approximately $9.8 million and $5.2 million as of December 31, 2020 and 2019, respectively. Amounts are expected to be recognized over a weighted average period of approximately 2.9 and 2.0 years, respectively.

The following table presents the range and weighted-average assumptions, used in the Black-Scholes option pricing model to determine the fair value of stock options:

	Year ended December 31,
	2020		2019
	Range	Weighted average	Range	Weighted average
Expected volatility	60.1% to 61.9%	61.2%	52.0% to 54.2%	52.6%
Risk-free interest rate	0.3% to 0.9%	0.4%	1.8% to 2.7%	2.4%
Expected life (in years)	5.52 to 10.0 years	6.11 years	5.52 to 10.0 years	6.11 years
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Grant date fair value	$1.46	$1.46	$0.38 to $2.23	$2.16

Awards to non-employees

Expenses related to stock options issued to non-employees have been calculated using the fair value of the options at the date of grant based on the Black-Scholes option pricing model using assumptions consistent with those used for stock options issued to employees, except that the contractual term used is the expected term.

Expense is recorded as services are provided by the non-employee. As of December 31, 2020, the 43,501,180 outstanding options were comprised of 34,459,603 options granted to employees and 9,041,577 options granted to non-employees. As of December 31, 2019, the 35,951,102 outstanding options were comprised of 25,250,060 options granted to employees and 10,701,042 options granted to non-employees. During the years ended December 31, 2020 and 2019, the Company granted 200,000 and 300,000 shares to non-employees, respectively. Expense related to stock options issued to non-employees was $419,000 and $1.7 million for the years ended December 31, 2020 and 2019, respectively.

Performance-based awards

During 2018, the Board approved performance-based stock options for two employees with vesting based on the attainment of certain performance conditions during the years ended December 31, 2019 and 2018. Performance conditions were not met in either year. Therefore, no expense related to redeemable stock options was recorded related to these performance-based awards during the year ended December 31, 2019, and they were cancelled as of December 31, 2019.

Note 13—Income taxes

The components of income before income taxes are as follows (in thousands):

	Year ended December 31,
	2020	2019
U.S. income before taxes	$27,577	$126,145
Foreign income before taxes	55	99

Income before income taxes	$27,632	$126,244

Income tax expense for the years ended December 31, 2020 and 2019 consists of the following (in thousands):

	Year ended December 31,
	2020	2019

Current:
Federal	$—	$—
State	46	1
Foreign	11	23

	57	24

Deferred:
Federal	(7,179)	(6,909)
State	(2,642)	(2,283)
Foreign	—	—

	(9,821)	(9,192)

Change in valuation allowance	9,821	9,192

Income tax expense	$57	$24

The significant components that comprised the Company’s net deferred taxes are as follows (in thousands):

	December 31, 2020	December 31, 2019

Deferred tax assets:
Net operating loss	$52,138	$43,277
Amortization	134	152
Stock-based compensation	2,297	1,986
Research and development credit	6,663	5,314
Right-of-use liability	1,585	1,112
Depreciation	298	114
Other	740	1,841

Gross deferred tax assets	63,855	53,796
Less: valuation allowance	(62,366)	(52,545)

Total net deferred tax assets	1,489	1,251

Deferred tax liabilities:
Right-of-use asset	(1,489)	(1,251)

Net deferred tax assets	$—	$—

A reconciliation of the provision for income taxes with the expected income tax computed by applying the federal statutory income tax rate to loss before provision for income taxes was calculated as follows (amounts in thousands):

	December 31, 2020		December 31, 2019
	Rate	Amount	Rate	Amount
Income tax provision at the federal statutory tax rate	21.0%	$5,793	21.0%	$26,519
State taxes, net of federal benefit	-5.3%	(1,468)	-0.9%	(1,075)
Research and development credits	-4.7%	(1,306)	-1.9%	(2,342)
Stock-based compensation	0.4%	122	0.2%	230
Other non-deductible permanent items	-47.9%	(13,204)	-28.3%	(35,662)
Section 382 limitation and credit expiration	1.5%	426	2.3%	2,959
Other	-0.5%	(127)	0.2%	203
Change in valuation allowance	35.6%	9,821	7.3%	9,192

Provision for income taxes	0.1%	$57	0.0%	$24

The tax effects of items that give rise to significant portions of deferred tax assets are primarily net operating loss carryforwards. The Company evaluates the recoverability of deferred tax assets and assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. Based on the weight of all the evidence, including a history of operating losses and the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been recorded to offset the net deferred tax asset as realization of such asset is uncertain. The Company’s valuation allowance increased by $9.8 million in 2020.

As of December 31, 2020, the Company had federal net operating loss carryforwards of $230,218,711 and state net operating loss carryforwards of $68,778,139 which may be available to offset future taxable income for tax purposes. Of the $230,218,711 in federal NOLs, $109,268,399 will not expire and will be able to offset 80% of taxable income in future years. Of the $68,778,139 in state NOLs, $11,322,562 will not expire and will be able to offset 80% of taxable income in future years. The remaining federal NOL carryforwards will begin to expire between 2021 and 2037, and the remaining state NOL carryforwards will expire between 2028 and 2040. In addition, the Company also had federal credit carry forwards of $3,875,373, net of Section 382 limitations, and state credit carry forwards of $6,340,004 as of December 31, 2020, which may be available to offset future tax liabilities. The federal credits will expire between 2037 and 2040, and the state credits do not expire.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. Due to the Company’s history of net operating losses, the CARES Act is not expected to have a material impact on the Company’s consolidated financial statements.

On December 27, 2020, the United States enacted the Consolidated Appropriations Act, 2021 (the Appropriations Act). Included in the tax provisions are a number of items directly related to COVID-19 relief such as a provision allowing recipients of Paycheck Protection Program (PPP) loans to deduct associated costs and an extension and significant expansion of the employee retention credit originally enacted in the CARES Act. There was no material impact to the Company from the provisions of the Appropriations Act in 2020.

On June 29, 2020, the state of California enacted Assembly Bill No. 85 (AB 85) suspending California net operating loss utilization and imposing a cap on the amount of business incentive tax credits companies can utilize, effective for tax years 2020, 2021 and 2022. There was no material impact from the provisions of AB 85 in 2020.

Utilization of the net operating loss carryforwards may be subject to substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change,” as defined by Section 382 of the Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

During 2019, the Company completed a preliminary study to assess whether an ownership change has occurred. The results of the preliminary study were extended through December 31, 2019. Based upon the preliminary study, the Company determined that it was more likely than not an ownership change had occurred during 2017, causing the annual utilization of the net operating loss and credit carryforwards to be limited. At December 31, 2019, the Company reduced the deferred tax assets related to the net operating loss and credit carryforwards generated through the date of the ownership change, reflecting the result of the annual limitations on the utilization of those attributes. Due to the existence of the valuation allowance, the reduction of the deferred tax assets with respect to the NOL and credit carryforwards had no impact on the Company’s effective tax rate.

The following changes occurred in the amount of unrecognized tax benefits (in thousands):

	Year ended December 31,
	2020	2019
Beginning balance of unrecognized tax benefits	$2,056	$2,116
Additions for current year tax positions	486	615
Reductions for prior year tax positions	12	(676)

Ending balance	$2,554	$2,055

None of the unrecognized tax benefits, if recognized, would impact the annual effective rate, due to the valuation allowance. The Company’s unrecognized tax benefits are recorded as a reduction in deferred tax assets. The Company does not expect any significant increases or decreases to the Company’s unrecognized tax benefits within the next 12 months.

The Company is subject to U.S. federal and various states income taxes. The federal returns for tax years 2017 through 2020 remain open to examination and the state returns remain subject to examination for tax years 2016 through 2020. Carryforward attributes that were generated in years where the statute of limitations is closed may still be adjusted upon examination by the Internal Revenue Service or other respective tax authorities. All other state jurisdictions remain open to examination.

Prior to the adoption of ASU 2019-12 in 2019, intraperiod tax allocation rules required the Company to allocate the provision for income taxes between continuing operations and other categories of earnings, such as other comprehensive income. In periods in which the Company had a year-to-date pre-tax loss from continuing operations and pre-tax income in other categories of earnings, such as other comprehensive income, the tax provision was allocated to the other categories of earnings. The Company then recorded a related tax benefit in continuing operations. However, with the adoption of ASU 2019-12 in 2019, the Company is no longer required to allocate the tax provision to the other categories of earnings and related benefit to continuing operations under these circumstances.

Note 14—Notes receivable for redeemable common stock

During 2016 and 2017, the Company entered into or renewed full recourse promissory notes with former or current Board Members and certain other parties with an aggregate principal of $693,000, which included unpaid principal and accrued interest thereon. The notes bear interest at 7%, compounded annually. The initial maturity of the notes was amended to extend the maturity dates into 2021 and 2022 in exchange for payments totaling $105,000. Common stock was originally issued as consideration for the promissory notes and is being held as collateral. As of December 31, 2020 and 2019, accrued interest was $110,000 and $162,000, respectively.

The promissory notes and outstanding interest thereon are reported as a component of temporary equity in the accompanying consolidated balance sheets and statements of redeemable common stock, stock options, preferred stock and stockholders’ deficit.

Note 15—Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases, and its subsequent related amendments (collectively referred to as “ASC 842”), which requires that lessees recognize a right-to-use asset and related lease liability for all significant finance and operating leases not considered short-term leases (less than 12 months) and specifies where in the consolidated statement of cash flows the related lease payments are to be presented. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. The Company early adopted this standard on January 1, 2019 and elected the modified retrospective method for all lease arrangements at the beginning of the period of adoption. Results for reporting periods beginning on or after January 1, 2019 are presented under ASC 842.

For leases that commenced before the effective date of ASC 842, the Company did not elect the three practical expedients permitted within ASC 842 but re-evaluated prior conclusions about lease identification, lease classification and initial direct costs. A cumulative adjustment for the adoption of ASC 842 has been recorded in the accompanying statement of redeemable common stock, stock options, preferred stock and stockholder’s deficit as of January 1, 2019 in the amount of $37,000. The Company elected the hindsight practical expedient, which permits the use of hindsight when determining the lease term and impairment of right-of-use assets. Further, the Company elected a short-term lease exception policy, permitting the Company not to apply the recognition requirements of this standard to short-term leases (i.e., leases with 12 months or less). The Company has accounted for lease and non-lease components separately. As a result of adopting ASC 842 as of January 1, 2019, the Company recorded an operating lease right-of-use asset of $5.3 million and related operating lease liability of $5.9 million primarily related to facilities and certain equipment, based on the present value of the future lease payments on the date of adoption. The Company also recorded a finance lease right-of-use asset of $317,000 and related debt liability of $315,000 on the date of adoption. Adopting ASC 842 did not have a material impact on the Company’s consolidated statements of operations and cash flows.

The Company has operating and finance leases for facilities and certain equipment. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company does not combine lease and non-lease components in the recognition of lease expense.

The Company’s leases have remaining non-cancelable lease terms of approximately 1 year to 6 years, some of which include options to extend the leases for up to 10 years. The exercise of lease renewal options is at the Company’s sole discretion. The Company recognizes rent expense for minimum lease payments on a straight-line basis over the expected lease term, including rent holidays, rent escalation clause and/or cancelable option periods where failure to exercise such options would result in an economic penalty.

As of December 31, 2020 and 2019, the Company held three leases for office, manufacturing and warehouse facilities in Aliso Viejo, California. The three leases are for 19,680, 42,106 and 48,036 square feet and expire on March 31, 2023, September 30, 2024 and January 31, 2026, respectively. For one of the facilities operating leases, the lessor provided $900,000 in tenant allowances.

The following table presents the lease balances within the consolidated balance sheets (in thousands):

Leases	Classification	December 31, 2020	December 31, 2019

Assets
Operating	Operating leases right-of-use assets	$5,319	$4,392
Finance	Property and equipment, net	58	195

Total lease assets		5,377	4,588

Liabilities

Current
Operating	Lease liabilities	1,247	861
Finance	Lease liabilities	27	129

Noncurrent
Operating	Long-term lease liabilities	5,042	4,472
Finance	Long-term lease liabilities	37	54

Total lease liabilities		$6,353	$5,516

As the implicit rates in the Company’s leases were not readily available, the incremental borrowing rate was determined based upon information available at the lease commencement date in determining the present value of future lease payments.

For the years ended December 31, 2020 and 2019, the components of operating and finance lease expenses were as follows (in thousands):

Lease cost	Classification	December 31, 2020	December 31, 2019
Operating lease cost	Cost of goods sold	$13	$15
	Research and development	180	2
	Selling, general and administrative expenses	1,544	1,228

Finance lease cost	Amortization of right-of-use asset included in Research and development expenses	115	149
	Amortization of right-of-use asset included in Selling, general and administrative expenses	44	25

Finance lease cost	Interest expense	14	26

Maturities of the Company’s operating and finance lease liabilities as of December 31, 2020 were as follows (in thousands):

Year ending December 31,	Operating leases	Finance leases
2021	$1,849	$32
2022	1,881	23
2023	1,682	18
2024	1,456	—
2025	951	—
Thereafter	79	—

Total lease payments	7,898	73
Less: imputed interest	1,608	10

Total lease liabilities	$6,290	$63

The weighted average remaining lease term and weighted average discount rate used to determine lease liabilities related to the Company’s operating and finance leases as of December 31, 2020 and 2019 were:

Lease term and discount rate	December 31, 2020	December 31, 2019

Weighted average remaining lease term (years)
Operating leases	4.21	4.87
Finance leases	2.42	1.59

Weighted average discount rate
Operating leases	10.5%	10.2%
Finance leases	10.5%	10.5%

Note 16—Commitments and contingencies

Letter of credit

The Company has a standby letter of credit, expiring September 30, 2024, issued by a financial institution as required security for one operating lease. The aggregate amount of the letter of credit was $360,000 and $570,000 as of December 31, 2020 and 2019, respectively.

Legal matters

From time-to-time, the Company may be involved in certain legal proceedings or regulatory matters arising in the ordinary course of business, including without limitation, actions with respect to intellectual property, employment, regulatory, product liability and contractual matters. In connection with these proceedings or matters, the Company regularly assesses the probability and amount (or range) of possible issues based on the developments in these proceedings or matters. A liability is recorded in the consolidated financial statements if it is determined that it is probable that a loss has been incurred, and that the amount (or range) of the loss can be reasonably estimated. Because of the uncertainties related to any pending proceedings or matters, the Company is currently unable to predict their ultimate outcome and, with respect to any legal proceeding or regulatory matter where no liability has been accrued, to make a reasonable estimate of the possible loss (or range of loss) that could result from an adverse outcome. At December 31, 2020 and 2019, there were no legal proceedings, regulatory matters, or other disputes or claims for which a material loss was considered probable or for which the amount (or range) of loss was reasonably estimable. However, regardless of the outcome, legal proceedings, regulatory matters, and other disputes and claims can have an adverse impact on the Company because of legal costs, diversion of management time and resources, and other factors.

Special redemption of equity instruments

The Company committed to redeem all common and preferred stock, preferred stock warrants and stock options in the event that the Series W Warrant was exercised using the funds provided by the Warrant Holder. On March 31, 2021, the Series W Warrant expired; therefore, the Special Redemption had no effect and is unenforceable by the various equity holders. As of December 31, 2020, management believed the exercise of the Warrant, and therefore the Special Redemption, was not probable. Management believed that the estimates used to value the equity instruments were based upon reasonable assumptions about the likelihood as to the occurrence, timing and financial forecast of the Company upon the expected exercise of the Series W Warrant and that the accompanying consolidated financial statements represent fairly in all material respects the impact on the Company as of and for the years ended December 31, 2020 and 2019.

Accrued compensation

As of December 31, 2019, the Company recorded accrued compensation of $2.6 million related to bonuses contingent upon a change of control in connection with the exercise of the Series W Warrant. Unrecognized compensation expense related to these contingent bonuses was $795,000 as of December 31, 2019. Amounts were included in long-term accrued compensation for the year ended December 31, 2019 on the accompanying consolidated balance sheets. In March 2021, the Series W warrant expired unexercised (see Note 17). In accordance with ASC 855, Subsequent Events, this is a recognizable subsequent event as it relates to this estimated accrued compensation and, accordingly, the liability balance for the year ended December 31, 2020 was derecognized.

Note 17—Subsequent events

For purposes of the financial statements as of December 31, 2020 and the year then ended, the Company evaluated subsequent events for recognition and measurement purposes through May 14, 2021, the date the financial statements were issued. Except as described below, the Company has concluded that no events or transactions have occurred that require disclosure.

On March 29, 2021, the Company made a $5 million additional draw on its Term Loan for general corporate purposes.

On March 31, 2021, the Warrant to purchase Series W common stock terminated at 11:59 p.m. Central Time as the Strategic Partner did not provide notice of exercise of the Warrant to purchase Series W common stock.

RxSight, Inc.

Condensed consolidated balance sheets

	March 31,	December 31,
(In thousands, except number of shares and per share amounts)	2021	2020
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$24,385	$13,994
Short-term investments	39,997	54,981
Accounts receivable	2,266	2,865
Inventories, net of reserves of $316 and $121, respectively	9,760	8,288
Prepaid and other current assets	1,436	1,372

Total current assets	77,844	81,500
Property and equipment, net	12,838	13,287
Operating leases right-of-use assets	5,038	5,319
Restricted cash	461	461
Other assets	110	110

Total assets	$96,291	$100,677

Liabilities, redeemable common stock, stock options, convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$1,861	$1,134
Accrued expenses and other current liabilities	3,679	4,174
Warrant liability	—	5,018
Lease liabilities	1,317	1,274

Total current liabilities	6,857	11,600
Long-term warrant liability	3,828	3,828
Long-term lease liabilities	4,733	5,079
Term loan, net	29,472	24,399

Total liabilities	44,890	44,906

Commitments and contingencies (Note 12)

Redeemable common stock:
Common stock, $0.001 par value, 253,559,829 shares authorized, 39,394,430 shares issued and outstanding as of December 31, 2020	—	80,780
Notes receivable for common stock issued	—	(803)
Redeemable stock options	—	53,085

Convertible preferred stock:
Preferred stock, $0.001 par value, 171,196,994 shares authorized, 148,509,849 shares issued and outstanding as of March 31, 2021 and December 31, 2020 (redeemable), respectively	353,300	353,300

Stockholders’ deficit:
Common stock, $0.001 par value, 253,559,829 shares authorized, 42,292,522 shares issued and outstanding as of March 31, 2021	42	—
Additional paid-in capital	136,269	—

Notes receivable for common stock issued	(817)	—
Series G common stock, $0.001 par value, 1 share authorized and outstanding as of March 31, 2021 and December 31, 2020	—	—
Series W common stock, $0.001 par value, 1 share authorized and no shares outstanding as of March 31, 2021 and December 31, 2020	—	—
Accumulated other comprehensive loss	—	(3)
Accumulated deficit	(437,393)	(430,588)

Total stockholders’ deficit	(301,899)	(430,591)

Total liabilities, redeemable common stock, stock options, convertible preferred stock and stockholders’ deficit	$96,291	$100,677

See accompanying notes.

RxSight, Inc.

Condensed consolidated statements of operations and comprehensive loss (unaudited)

	Three months ended March 31,
(In thousands, except per share amounts)	2021	2020
Sales	$3,484	$2,888
Cost of sales	2,365	2,810

Gross profit	1,119	78

Operating expenses:
Selling, general and administrative	5,611	3,698
Research and development	6,643	5,777

Total operating expenses	12,254	9,475

Loss from operations	(11,135)	(9,397)

Other income (expense), net:
Change in fair value of warrants	—	(7,407)
Expiration of warrant	5,018	—
Interest expense	(698)	(5)
Interest and other income	17	312

Loss before income taxes	(6,798)	(16,497)
Income tax expense	7	5

Net loss	(6,805)	(16,502)
Accretion to redemption value of redeemable preferred stock and redeemable stock options	—	(4,246)

Net loss attributable to common stockholders	(6,805)	(20,748)

Other comprehensive income
Unrealized gain on short-term investments	7	77
Foreign currency translation loss	(4)	(1)

Total other comprehensive income	3	76
Comprehensive loss	$(6,802)	$(16,426)

Net loss per share:
Attributable to redeemable common stock, basic and diluted	—	$(0.56)
Attributable to Series G common stock, basic and diluted	$(0.16)	$(0.66)
Attributable to common stock, basic and diluted	$(0.16)	—

Weighted-average shares used in computing net loss per share:
Attributable to redeemable common stock, basic and diluted	—	36,883,830
Attributable to Series G common stock, basic and diluted	1	1
Attributable to common stock, basic and diluted	41,281,994	—

See accompanying notes.

RxSight, Inc.

Condensed consolidated statements of redeemable common stock, stock options, convertible preferred stock and stockholders’ deficit (unaudited)

	Redeemable common stock		Notes receivable for common stock issued	Redeemable stock options	Redeemable Convertible preferred stock		Common stock		Additional paid- in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total stockholders’ deficit
(In thousands, except number of shares)	Shares	Amount			Shares	Amount	Shares	Amount
Balance at December 31, 2019	36,816,339	$56,422	$(855)	$59,631	148,491,099	$327,581	1	$—	$—	$46	$(419,855)	$(419,809)
Exercise of stock options	117,278	303	—	(257)	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	623	—	—	623
Accretion to redemption value of redeemable stock options	—	—	—	(2,924)	—	—	—	—	—	—	2,924	2,924
Accretion to redemption value of redeemable stock	—	3,493	—	—	—	7,170	—	—	(623)	—	(10,040)	(10,663)
Unrealized gain on short-term investments and cash equivalents, net of tax	—	—	—	—	—	—	—	—	—	77	—	77
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(1)	—	(1)
Change in notes receivable for common stock issued	—	—	84	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(16,502)	(16,502)

Balance at March 31, 2020	36,933,617	$60,218	$(771)	$56,450	148,491,099	$334,751	1	$—	$—	$122	$(443,473)	$(443,351)

See accompanying notes.

RxSight, Inc.

Condensed consolidated statements of redeemable common stock, stock options, convertible preferred stock and stockholders’ deficit (unaudited)

	Redeemable common stock		Notes receivable for common stock issued	Redeemable stock options	Convertible preferred stock		Common stock		Additional paid- in capital	Notes receivable for common stock issued	Accumulated other comprehensive (loss) income	Accumulated deficit	Total stockholders’ deficit
(In thousands, except number of shares)	Shares	Amount			Shares	Amount	Shares	Amount
Balance at December 31, 2020	39,394,430	$80,780	$(803)	$53,085	148,509,849	$353,300	1	$—	$—	$—	$(3)	$(430,588)	$(430,591)
Exercise of stock options	2,898,092	6,922	—	(5,715)	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,239	—	—	—	1,239
Unrealized gain on short-term investments and cash equivalents, net of tax	—	—	—	—	—	—	—	—	—	—	7	—	7
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(4)	—	(4)
Change in notes receivable for common stock issued	—	—	(14)	—	—	—	—	—	—	—	—	—	—
Reclassification of 42,292,522 shares of redeemable common stock to 42,292,522 shares of common stock	(42,292,522)	(87,702)	817	—	—	—	42,292,522	42	87,660	(817)	—	—	86,885
Reclassification of redeemable common stock options to common stock options	—	—	—	(47,370)	—	—	—	—	47,370	—	—	—	47,370
Net loss	—	—	—	—	—	—	—	—	—	—	—	(6,805)	(6,805)

Balance at March 31, 2021	—	$—	$—	$—	148,509,849	$353,300	42,292,523	$42	$136,269	$(817)	$—	$(437,393)	$(301,899)

See accompanying notes.

RxSight, Inc.

Condensed consolidated statements of cash flows (unaudited)

	Three months ended March 31,
(In thousands)	2021	2020

Operating Activities:
Net loss	$(6,805)	$(16,502)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	958	900
Amortization of right-of-use lease assets	8	53
Amortization of debt issuance costs and premium	114	—
Change in fair value of warrants	—	7,407
Gain on expiration of warrant	(5,018)	—
Amortization of discount on short-term investments	(10)	(278)
Stock-based compensation	1,239	623
Provision for excess and obsolete inventory	(7)	9
Change in operating assets and liabilities:
Accounts receivable	600	76
Inventories, net	(1,465)	(1,587)
Prepaid and other assets	(89)	179
Accounts payable	721	581
Accrued expenses and other liabilities	(498)	(3,679)

Net cash used in operating activities	(10,252)	(12,218)

Investing Activities:
Purchases of property and equipment	(498)	(848)
Maturity of short-term investments	20,000	35,000
Purchase of short-term investments	(4,999)	(9,927)

Net cash provided by investing activities	14,503	24,225

Financing Activities:
Proceeds from term loan	5,000	—
Payments of debt issuance costs	(40)	—
Principal payments on finance lease liabilities	(9)	(55)
Notes receivable for common stock issued	(14)	84
Proceeds from exercise of stock options	1,207	46

Net cash provided by financing activities	6,144	75

Effect of foreign exchange rate on cash, cash equivalents and restricted cash	(4)	(1)

Net increase in cash, cash equivalents and restricted cash	10,391	12,081
Cash, cash equivalents and restricted cash—beginning of period	14,455	8,830

Cash, cash equivalents and restricted cash—end of period	$24,846	$20,911

Supplemental disclosure of cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$294	$200
Cash paid for income taxes	$11	$3
Cash paid for interest on financing leases	$2	$5
Cash paid for interest on term loan	$582	$—

Non-cash investing and financing activities:
Acquisition of property and equipment included in accounts payable and accrued expenses and other current liabilities	$60	$71
Payment-in-kind interest income added to principal of notes receivable	$13	$14
Reclassification of 42,292,522 shares of redeemable common stock to 42,292,522 shares of common stock	$87,702
Reclassification of redeemable common stock options to common stock options	$47,370

See accompanying notes.

Note 1—Organization and Basis of Presentation

RxSightTM, Inc. (the “Company”) is a California corporation headquartered in Aliso Viejo, California and has two wholly owned subsidiaries. One subsidiary is located in Amsterdam, Netherlands, with registered branches in the United Kingdom and Ireland (closed in 2020). The Netherlands entity also has a wholly owned subsidiary in Germany. A second subsidiary, closed in 2020, was located in Tijuana, Mexico. The Company is engaged in the research and development, manufacture and sale of light adjustable intraocular lenses used in cataract surgery along with capital equipment used with the lenses. The Company’s products, which include the light adjustable lens (“LAL”® or “RxLAL”®) and a specially designed machine for delivering light to the eye, the Light Delivery Device (“LDD”), are approved by the United States (“U.S.”) Food and Drug Administration (“FDA”) for sale in the U.S. and have regulatory approval in the U.S and Europe. The Company began marketing its products in the U.S. during the second quarter of 2019 and in Europe during the third quarter of 2019. The RxLAL is a premium intraocular lens (“IOL”) which is partially reimbursable under Medicare. The Company competes with other IOLs in the premium market in the U.S. and Europe.

The accompanying financial statements include the accounts of RxSight, Inc. and its wholly owned subsidiaries, RxSight, B.V., located in the Netherlands, RxSight GmbH, located in Germany, and RxSight S de R.L. de C.V., located in Mexico. All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of presentation

The Company’s financial statements have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Liquidity and financial position

As of March 31, 2021, the Company has cash, cash equivalents and short-term investments of $64.4 million.

The Company began generating revenue from its principal operations in 2019. The Company has a limited operating history, and the revenue and income potential of the Company’s business and market are unproven. The Company has experienced recurring net losses and negative cash flows from operating activities since its inception. For the three months ended March 31, 2021 and 2020, the Company incurred losses from operations of $11.1 million and $9.4 million, respectively. Due to the Company’s continuing research and development activities, the Company expects to continue to incur net operating losses into the foreseeable future. Successful transition to attaining profitable operations is dependent upon gaining market acceptance of the Company’s products and achieving a level of revenues adequate to support the Company’s cost structure.

The Company plans to continue to fund its losses from operations using its cash, cash equivalents and short-term investments as of March 31, 2021 and meet its capital funding needs through equity or debt financings, other third-party funding, collaborations, strategic alliances and licensing arrangements or a combination of these. If the Company raises additional funds by issuing equity securities, its stockholders may experience dilution. Any future debt financing into which the Company enters may impose additional covenants that restrict operations, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase common stock, make certain investments or engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity raise may contain terms that are not favorable to the Company or its stockholders. If the Company is required to enter into collaborations and other arrangements to address its liquidity needs, it may have to give up certain rights that limit its ability to develop and commercialize product candidates or may have other terms that are not favorable to the Company or its stockholders, which could materially and adversely affect its business and financial prospects. There can be no assurance that the Company will be able to obtain additional financing on acceptable terms, or at all. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

Unaudited interim financial statements

The interim condensed consolidated balance sheet as of March 31, 2021, and the interim condensed consolidated statements of operations and comprehensive loss, redeemable common stock, stock options, convertible preferred stock and stockholders’ deficit and cash flows for the three months ended March 31, 2021 and 2020 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the Company’s financial information. The financial data and the other financial information disclosed in these notes to the condensed consolidated financial statements related to the three-month periods are also unaudited. The condensed consolidated results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed consolidated or omitted. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this prospectus.

COVID-19

The Company has been actively monitoring the novel coronavirus, or COVID-19, situation and its impact. In response to the pandemic, numerous state and local jurisdictions imposed “shelter-in-place” orders, quarantines and other restrictions. Starting in March 2020 in the United States, governmental authorities recommended, and in certain cases required, that elective, specialty and other procedures and appointments be suspended or canceled. Similarly, in March 2020, the governor of California, where the Company’s headquarters are located, issued “stay at home” orders limiting non-essential activities, travel and business operations. Such orders or restrictions resulted in reduced operations at the Company’s headquarters, slowdowns and delays, travel restrictions and cancellation of events. These orders and restrictions significantly decreased the number of procedures performed using the Company’s products during March and April 2020.

In response to the impact of COVID-19, the Company implemented a variety of measures to help manage through the impact and position it to resume operations quickly and efficiently once these restrictions were lifted. These measures included: remote work as needed, suspension of non-essential travel, restrictions on in-person work-related meetings, the wearing of personal protective equipment, social distancing, increased facility cleaning and air purification in all of the Company’s buildings and daily health monitoring of all Company employees to prevent or contain COVID-19 exposure. In addition, the Company took steps to preserve liquidity, reduce expenses and monitor operations to mitigate the impact on its current and future financial condition. The impact of COVID-19 continues to change and cannot be predicted. As a result, the Company expects the pandemic could continue to negatively impact its business, financial condition and results of operations.

Note 2—Summary of accounting policies

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make informed estimates, judgments and assumptions that affect the reported amounts in the consolidated financial statements and disclosures in the accompanying notes as of the date of the accompanying consolidated financial statements. On an on-going basis, management evaluates the most critical estimates and assumptions for continued reasonableness. In particular, management makes estimates with respect to revenue recognition; valuation of the Company’s common stock, warrants and other equity awards; estimated timing of redemption of equity instruments, the realization of income tax assets and estimates of tax liabilities, and obsolete and slow-moving inventory. Actual results may differ materially from the estimates used in the preparation of the accompanying consolidated financial statements under different assumptions or conditions.

Significant accounting policies

There have been no significant changes to the accounting policies during the three months ended March 31, 2021 as compared to the significant accounting policies described in Note 2 of the “Notes to Consolidated Financial Statements” in the Company’s audited consolidated financial statements included in the audited financial statements included elsewhere in this prospectus.

Cash equivalents

Cash equivalents consist of investments in money market accounts. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase that can be liquidated without prior notice or penalty to be cash equivalents.

Short-term investments

Short-term investments are classified based on the maturity date of the related securities. Based on the nature of the assets, the Company’s short-term investments, which are government securities, are classified as available-for-sale and are recorded at their estimated fair value as determined by prices for identical or similar securities at the balance sheet date. The Company’s short-term investments consist of Level 1 and Level 2 financial instruments in the fair value hierarchy. Unrealized gains and losses are recorded as a component of other comprehensive loss within stockholders’ deficit on the consolidated balance sheets. Realized gains and losses are included as other income (expense) in the accompanying consolidated statements of operations and comprehensive income. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date. The Company periodically reviews its investments for unrealized losses other than credit losses and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In determining whether the carrying value is recoverable, management considers the following factors:

•	whether the investment has been in a continuous realized loss position for over 12 months;

•	the duration to maturity of investments;

•	intention and ability to hold the investment to maturity and if it is not more likely than not that we will be required to sell the investment before recovery of the amortized cost bases;

•	the credit rating, financial condition and near-term prospects of the issuer and

•	the type of investments made.

The Company had $7,000 and $77,000 of unrealized gains related to short-term investments as of March 31, 2021 and 2020, respectively. To date, the Company has not identified any unrealized losses other than credit losses for its short-term investments as determined by prices for identical or similar securities at the balance sheet date. The Company’s short-term investments consist of Level 1 and Level 2 financial instruments in the fair value hierarchy.

Cash and Cash Equivalents

The following table provides a reconciliation of cash and cash equivalents and restricted cash to the amount reported in the consolidated statement of cash flows for the three months ended March 31, 2021 and 2020 (in thousands):

	Three months ended March 31,
	2021	2020
Cash and cash equivalents	$24,385	$20,039
Restricted cash	461	872

Cash, cash equivalents and restricted cash in the consolidated statements of cash flows	$24,846	$20,911

Concentration of credit risk and other risks and uncertainties

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company’s policy is to invest cash in institutional money market funds and marketable securities of the U.S. government to limit the amount of credit exposure. The Company currently maintains a portfolio of cash equivalents and short-term investments in short-term money market funds and U.S. treasury bills. Additionally, the Company has established guidelines regarding diversification of its investments and their maturities, which are designed to maintain principal and maximize liquidity. The Company has not experienced material losses on cash equivalents and short-term investments.

Accounts receivable

As of December 31, 2020, the Company had one customer who individually accounted for approximately 35% of gross accounts receivable. After evaluation of the collectability of accounts receivable, the Company did not record an allowance for doubtful accounts as of March 31, 2021 and December 31, 2020.

Inventories

Inventories consist of raw materials, work-in-process and finished goods. Raw materials are comprised of chemicals and parts used in the production of the Company lenses, injectors, and LDDs. Finished goods are comprised of lenses, injectors, accessories and LDDs. Inventories are valued at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. The carrying value of inventories is reviewed for potential impairment whenever indicators suggest that the cost of inventories exceeds the carrying value and management adjusts the inventories to its net realizable value. The cost of finished goods and work-in-process is comprised of raw materials, direct labor, other direct costs and related production overhead to the extent that these costs do not exceed the net realizable value of the goods produced. The Company periodically reviews inventories for potential impairment and adjusts inventories for estimated losses from obsolescence, material expirations or unmarketable inventories and writes down the cost of inventories to net realizable value at the time such determinations are made.

Fair value of financial instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company’s financial instruments consist principally of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, operating lease liabilities, warrant liabilities and a term loan. Fair value is measured as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1—Observable inputs such as unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability, for substantially the full term of the asset or liability, through correlation with market data. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.

Level 3—One or more significant inputs that are unobservable and supported by little or no market activity and reflect the use of significant management judgment and assumptions. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation. These include the Black-Scholes option-pricing model which uses inputs such as expected volatility, risk-free interest rate and expected term to determine fair market valuation.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification at each reporting date. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. The Company did not have any transfers of assets and liabilities between the levels of the fair value measurement hierarchy during the years presented.

Cash, cash equivalents, accounts receivable and accounts payable are carried at their estimated fair value because of the short-term nature of these assets and liabilities. The Company’s short-term investments in government securities are carried at fair value, determined based on publicly available quoted market prices for identical securities at the measurement date. The Company believes the fair values of its operating lease liabilities and term loan at March 31, 2021 and December 31, 2020 approximated their carrying values, based on the borrowing rates that were available for loans with similar terms as of that date.

Warrants to purchase stock

The Company recognizes the freestanding warrants to purchase shares of convertible preferred stock as liabilities at fair value as these warrant instruments are embedded in contracts that may be cash settled. The convertible preferred stock warrants were issued for no cash consideration as detachable freestanding instruments but can be converted to convertible preferred stock at the holder’s option based on the exercise price of the warrant. However, the deemed liquidation provisions of the convertible preferred stock are considered contingent redemption provisions that are not solely within the control of the Company. Therefore, the convertible preferred stock is classified in temporary equity on the accompanying consolidated balance sheets, and the warrants to purchase the convertible preferred stock are classified as liabilities. The Company recognized a freestanding warrant to purchase a share of Series W common stock as a liability at fair value because this instrument was not indexed to the Company’s own stock as the settlement calculation incorporated variables other than those used to determine the fair value of a fixed-for-fixed forward or option on equity shares. The common stock warrant was issued for cash consideration as a freestanding instrument and could be converted to one share of common stock, Series W, at the holder’s option based on the exercise price of the warrant and prior to the expiration date of March 31, 2021.

The warrants were recorded on the accompanying consolidated balance sheets at their fair value on the date of issuance and are subject to re-measurement to fair value at each balance sheet date. Changes in fair value are recognized as a component of other income (expense), net in the accompanying condensed consolidated statements of operations and comprehensive loss. Upon issuance of the Series W common stock warrant, the Company engaged valuation specialists to assist with determining its fair value using a Monte Carlo simulation approach. In addition, the Company engaged the valuation specialists to derive an estimated fair value of the preferred stock warrants using a probability weighted expected return model/option pricing model (“PWERM/OPM”) hybrid valuation model. The Company will continue to adjust the warrant liabilities for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, or the conversion of convertible preferred stock into common stock or until the holders of the convertible preferred stock can no longer trigger a deemed liquidation event. Pursuant to the terms of the preferred stock warrants, upon the conversion of the class of preferred stock underlying the warrant, the warrants automatically become exercisable for shares of the Company’s common stock based upon the conversion ratio of the underlying class of preferred stock. The exercise of the common stock warrant or consummation of a qualified initial public offering would result in the automatic conversion of all classes of the Company’s preferred stock into common stock. Upon such conversion of the underlying classes of preferred stock, the warrants would be classified as a component of equity and will no longer be subject to remeasurement.

Net loss per share

The Company computes basic net loss per share for common stock using the two-class method required for companies with participating securities based upon the weighted-average number of common shares outstanding during the period. Diluted net loss per share assumes the conversion, exercise or issuance of all potential common stock equivalents, unless the effect of inclusion would be anti-dilutive. For purposes of this calculation, common stock equivalents include the Company’s stock options, warrants and the shares issuable upon the conversion of the preferred stock. For stock options and preferred stock, the calculation of diluted loss per share requires an adjustment for the additional share of undistributed earnings and accretion to redemption value for the period that the common stockholders are entitled to if exercise is assumed. For warrants that are recorded as a liability in the accompanying condensed consolidated balance sheets, the calculation of diluted loss per share requires that, to the extent the average market price of the underlying shares for the reporting period exceeds the exercise price of the warrants and the presumed exercise of the warrants is dilutive to the loss per share for the period, an adjustment is made to net loss used in the calculation to remove the change in fair value of the warrants from the numerator for the period. Likewise, an adjustment to the denominator is required to reflect the related dilutive shares, if any, under the treasury stock method.

For the three months ended March 31, 2021 and 2020, as a result of the Company’s net loss, basic and diluted net loss per share are the same. For the three months ended March 31, 2021 and 2020, a weighted-average of 42,486,861 and 34,791,186 shares from redeemable stock options were anti-dilutive, respectively, and therefore not included in the calculation of diluted net loss per share for common stock. For the three months ended March 31, 2021 and 2020, a weighted-average 155,749,953 shares from redeemable preferred stock and warrants were anti-dilutive and therefore not included in the calculation of diluted net loss per share for redeemable common stock.

Revenue recognition

The Company’s revenue is generated from the sale of light adjustable intraocular lenses (RxLAL) used in cataract surgery along with a specifically designed machine for delivering light to the eye, the Light Delivery Device (LDD), to adjust the lens post-surgery, as needed. Revenue is recognized from sales of products in the U.S. and Europe. Customers are primarily comprised of ambulatory surgery centers, hospitals, and physician private practices.

The Company recognizes revenue when promised goods or services are transferred to customers at a transaction price that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. Specifically, the Company applies the following five steps to recognize revenue: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods promised within each customer contract to determine the individual deliverables in its product offerings as separate performance obligations and assesses whether each promised good or service is distinct. The transaction price is determined based on the consideration expected to be received, based either on the stated value in contractual arrangements or the estimated cash to be collected in non-contracted arrangements. The Company recognizes revenue as the amount of the transaction price that is allocated to the respective performance obligation when, or as, the performance obligation is satisfied, considering whether or not this occurs at a point in time or over time. The Company elected to account for shipping costs as fulfillment costs rather than a promised service and excludes from revenue any taxes collected from customers that are remitted to government authorities.

The Company’s LDD contracts contain multiple performance obligations bundled for one transaction price, with all obligations generally satisfied within one year. For these bundled arrangements, the Company accounts for individual products and services as separate performance obligations if they are distinct, that is, if a product or service is separately identifiable from other items in the bundled package, and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The Company’s LDD contracts include a combination of the following performance obligations: (1) LDD capital asset and related components, (2) training and (3) device service (initial year). Each of these three performance obligations are considered distinct. The LDD capital asset is distinct because the customer can benefit from it together with other resources that are readily available to the customer. Training on the use of the machine is offered as a distinct activity after installation of the LDD to enhance the customer’s ability to utilize the machine by having an industry professional provide best practices and customize training to the specific needs of the customer. Each LDD comes with a twelve-month manufacturer’s warranty (service-type) that includes preventative maintenance, unscheduled service (labor and parts) and software updates. After the first year, service contracts can be purchased separately on a standalone basis. The Company recognizes revenue as performance obligations are satisfied by transferring control of the product or service to a customer. Specifically, revenue for the LDD capital asset is recognized at a point in time at installation. Revenue for training is also recorded at a point in time, generally 30 days after installation. Revenue for the device service is recognized ratably over time after installation, generally 12 months. The Company has determined that the transaction price is the invoice price, net of adjustments, if any. The allocation to the separate performance obligations is based upon the relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells the products or services The Company estimates the standalone selling price using the market assessment approach considering market conditions and entity-specific factors including, but not limited to, features and functionality of the products and services, geographies, type of customer and market conditions. The Company regularly reviews and updates standalone selling prices as necessary.

RxLALs are held at customer sites on consignment. The single performance obligation is satisfied and revenue is recognized for RxLALs upon customer notification that the RxLALs have been implanted in a patient. For the three months ended March 31, 2021 and 2020, credits related to returns and rebates on list prices were not significant.

The Company has adopted the practical expedient permitting the direct expensing of costs incurred to obtain contracts where the amortization of such costs would occur over one year or less, and it applied to substantially all the Company’s contracts.

As of March 31, 2021 and December 31, 2020, the Company recognized deferred revenue on its condensed consolidated balance sheets of $330,000 and $345,000, respectively, related to the service agreement performance obligation. Revenue for service agreements is recognized ratably over the term of each contract.

For the three months ended March 31, 2021 and 2020, revenue from contracts with customers consisted of the following (in thousands):

	Three months ended March 31,
	2021	2020
LDD (including training)	$1,837	$2,159
LAL	1,529	671
Service warranty, service contracts, and accessories	118	58

	$3,484	$2,888

Recent accounting pronouncements

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which changes the accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The update aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs should be presented as a prepaid expense in the balance sheet and expensed over the term of the hosting arrangement. The Company adopted the standard on January 1, 2021, and adoption did not have a material impact on its condensed consolidated financial statements.

In June 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which is intended to simplify the accounting for convertible instruments. This new guidance eliminates certain models that require separate accounting for embedded conversion features and eliminates certain of the conditions for equity classification for contracts in an entity’s own equity. Accordingly, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance can be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. ASU 2020-06 is effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is in the process of determining the impact of the adoption of the standard on its condensed consolidated financial statements as well as whether to early adopt the new standard.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to not take this exemption and, as a result, will adopt new or revised accounting standards on the relevant effective dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

Note 3 – Short-term investments

Short-term investments, principally U.S. Treasury bills, are available-for-sale and consisted of the following (in thousands):

	As of March 31, 2021
	Amortized cost	Unrealized gain, net	Estimated fair value
Government securities	$39,992	$ 5	$39,997

	As of December 31, 2020
	Amortized cost	Unrealized loss, net	Estimated fair value
Government securities	$54,983	$(2)	$54,981

All available-for-sale securities held as of March 31, 2021 and December 31, 2020 had a maturity of less than one year.

Note 4 – Inventories

Inventories consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Finished goods	$5,813	$5,092
Raw materials	2,073	1,827
Work-in-process	1,995	1,685

	9,881	8,604
Less: reserve for excess and obsolete inventory	(121)	(316)

	$9,760	$8,288

At March 31, 2021 and December 31, 2020, finished goods included $2.4 million and $2.7 million of inventory held on consignment at customer sites, respectively.

Note 5 – Fair value measurements

The table and disclosures below (in thousands) present the Company’s assets and liabilities measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

The carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable, prepaid expenses, other current assets, accounts payable, accrued expenses and other current liabilities as of March 31, 2021 and December 31, 2020 approximate their related fair values due to the short-term maturities of these instruments.

	As of March 31, 2021
	Level I	Level II	Level III	Total

Assets:
Money market securities	$22,778	$—	$—	$22,778
Government securities	—	39,997	—	39,997

Total assets at fair value	$22,778	$39,997	$—	$62,775

Liability:
Convertible preferred stock warrant liability	$—	$—	$(3,828)	$(3,828)

	As of December 31, 2020
	Level I	Level II	Level III	Total

Assets:
Money market securities	$11,822	$—	$—	$11,822
Government securities	—	54,981	—	54,981

Total assets at fair value	$11,822	$54,981	$—	$66,803

Liabilities:
Common stock warrant liability	$—	$—	$(5,018)	$(5,018)

Redeemable convertible preferred stock warrant liability	—	—	(3,828)	(3,828)

Total liabilities at fair value	$—	$—	$(8,846)	$(8,846)

The Series W warrant fair value was determined by management, with input and assistance from a third-party valuation specialist, upon issuance and is revalued as of each reporting date. The valuation specialist utilized a Monte Carlo Simulation (“MCS”) under the income method utilizing assumptions and financial data prepared by the Company. This valuation approach uses a discounted cash flow (“DCF”) method to calculate the starting equity value of the Company based upon future cash flow generation. The starting equity value of the Company is determined utilizing significant unobservable inputs, including (1) forecasted financial projections for the next five years developed by management, (2) a terminal value assigned using an exit multiple method, and (3) a discount rate based on the weighted average cost of capital. Then a simulated equity value of the Company as of the expected exercise date is determined using the MCS method. The MCS inputs include: (1) the assumed amount of time until the exercise of the warrant, (2) the risk-free interest rate over the period until the assumed warrant exercise, (3) the assumed volatility in the value of the equity of the company, and (4) the starting equity value of the Company as determined from the discounted cash flow method. In order to determine the overall value of the warrant, the valuation specialists also simulate the payments for sales-based, operating and regulatory milestones based upon similar inputs to determine the expected overall purchase price of the Company. The net difference between the expected purchase price and the average simulated equity value determines the “option payoff”. Finally, management assigns a probability that the warrant will be exercised, which is applied to the present value of the “option payoff” to arrive at the recorded value reflected in the accompanying condensed consolidated financial statements.

The estimated fair value of the preferred stock warrants was determined by management, with input and assistance from a third-party valuation specialist, using a probability weighted expected return model/option pricing model (“PWERM/OPM”) hybrid valuation model. This method essentially utilizes a combination of market and income method approaches for each part of the calculation of enterprise value using assumptions and financial data prepared by the Company and combines them in a probabilistic manner. The valuation considers several future scenarios for the Company, each of which assumes a shareholder exit either through initial public offering (“IPO”), sale (“M&A”) or dissolution. Based upon the current IPO market, M&A values for private companies and the historical likelihood of dissolution or no exit, the Company concluded that the probabilities and time frames are reasonable. Implicit in the timing used in the application of the PWERM/OPM Hybrid Method is also the possibility of no exit. The option pricing model’s significant unobservable inputs included: (1) the assumed time until a liquidity event, (2) the risk-free interest rate over the period until the assumed liquidity event, (3) the assumed volatility in the value of the equity of the company (which corresponds to the model’s underlying asset volatility), (4) the enterprise value and preferred investment amount and (5) the key price points in the Company’s capital structure in terms of exit levels on the assumed liquidation date. A significant increase (decrease) in any of these inputs in isolation, particularly the estimated price of the Company’s preferred stock, would have resulted in a significantly higher (lower) fair value measurement.

The following table sets forth changes in the estimated fair values for the Company’s warrant liabilities measured using significant unobservable inputs (in thousands):

	Three months ended March 31, 2021	Year ended December 31, 2020
Beginning of period	$8,846	$71,881
Exercise of preferred stock warrants	—	(24)
Expiration of common stock warrant	(5,018)	—
Change in fair value of common stock warrant	—	(64,628)
Change in fair value of preferred stock warrants	—	1,617

End of year	$3,828	$8,846

The carrying amount of the term loan approximated its fair value at March 31, 2021 and December 31, 2020.

Note 6 – Term loan

In October 2020, the Company entered into a loan facility (“Term Loan”) with an initial draw of $25 million. Proceeds were used to help fund the Company’s ongoing operations. As part of the Term Loan, the lender committed to providing further loans of up to $35 million to the Company at its election (or for one specific draw, upon occurrence of a revenue milestone) during various draw periods in the future, provided the Company is not in default at the time of the additional loan draws. In March 2021, the Company drew an additional $5 million from the facility for the purpose of funding ongoing operations.

As of March 31, 2021 and December 31, 2020, the Company was in compliance with all covenants.

For the three months ended March 31, 2021, cash interest paid for all borrowings under the Term Loan was 9.25%. The effective interest rate during the same period was 11.29%.

As of March 31, 2021 annual principal payments due under the Term Loan were as follows (in thousands):

Year Ended December 31,
2021	$—
2022	—
2023	1.304
2024	15,652
2025	13,044

Total	30,000
Less: unamortized issuance costs and exit fee	(528)

Term loan net	$29.472

Note 7 – Common stock warrant liability

Warrant agreement and share purchase agreement

On October 12, 2017, the Company issued to a “Strategic Partner” a warrant to purchase Series W common stock (the “Warrant Agreement”) for a non-refundable payment of $60 million. This Series W common stock warrant (the “Series W Warrant”) had an initial expiration date of December 31, 2018 unless extended as provided for in the Warrant Agreement. On December 27, 2018, the Strategic Partner chose to extend the expiration date of the Series W Warrant, by making an additional non-refundable payment of $40 million, until the sooner of the achievement of performance milestones (as defined in the Warrant Agreement) or November 22, 2021. On March 18, 2020, the Company and the Strategic Partner signed an amendment to the Warrant Agreement that removed the milestone triggers for early exercise and changed the expiration date to March 31, 2021.

Concurrent with the Warrant Agreement, the Strategic Partner and the Company entered into a Share Purchase Agreement (the “Purchase Agreement”). Under the Purchase Agreement, the Strategic Partner purchased one share of the Company’s non-voting $0.001 par value per share Series G common stock for $0.01. Upon exercise of the Series W Warrant, the Strategic Partner would have received one share of voting, $0.001 par value, Series W common stock. Per the Warrant Agreement, the exercise price of the Series W Warrant was $630.0 million plus adjustments for the Company’s cash, working capital, indebtedness and transaction expenses, subject to an escrow holdback of $92.0 million and a shareholder representative holdback of $500,000. The Warrant Agreement also provided for potential aggregate milestone payments of up to $827 million for various sales-based and operating milestones and $185 million for certain regulatory milestones, either at the time of the Series W Warrant’s exercise or at dates subsequent, as defined in the Warrant Agreement. Upon notice of exercise of the Series W Warrant by the Strategic Partner and receipt of the required funds, a Special Redemption, as defined in the Company’s Articles of Incorporation, would have triggered automatic redemption of all the Company’s outstanding capital instruments, except for the Series G common stock and Series W common stock, and the Strategic Partner would have acquired the Company.

Special redemption

On October 25, 2017, the Company adopted the 12th Amended and Restated Articles of Incorporation (the “Amendment”). Under Article IV of the Amendment, if the Strategic Partner had exercised the Series W Warrant, an automatic redemption, conversion, termination and cancellation of all then outstanding shares of the Company’s capital stock, options and warrants would have occurred without any further action required. Immediately prior to the automatic redemption, all outstanding preferred shares would have converted to common shares, unvested stock options would have accelerated and became fully vested and all stock options would have terminated along with any preferred stock warrants outstanding. Shareholders, option holders and warrant holders would have had the right to receive the initial per share price less the strike price as defined in the Warrant Agreement. The Strategic Partner would have advanced (through an exchange agent) the funds to the Company, which would then have disbursed the funds to all shareholders, option holders and warrant holders. If the Series W Warrant was terminated or expired unexercised, Article IV of the Amendment would terminate and would be of no further force and effect.

In December 2020, management determined that exercise of the Series W Warrant was no longer probable, at which point further accretion to redemption value of common stock, preferred stock and stock options ceased.

On March 31, 2021, the Series W Warrant terminated as the Strategic Partner did not provide notice of exercise. A gain of $5.0 million was recorded on the expiration of the Series W Warrant in the accompanying condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2021. Upon termination, amounts recorded in temporary equity for common stock and stock options were reclassified to common stock and additional paid-in capital within permanent equity as these instruments were no longer redeemable.

Note 8—Convertible preferred stock and stockholders’ deficit

Convertible preferred stock

The Amendment authorized eight classes of preferred stock, Series A through F, the “Prior Preferred Stock” and Series G and H, the “Senior Preferred Stock”. All of the Company’s convertible preferred stock has been classified as temporary equity on the accompanying condensed consolidated balance sheets, as all such preferred stock is redeemable either at the option of the holder or upon an event outside the control of the Company (i.e., a change in control). The redeemable convertible preferred stock was previously redeemable per the Special Redemption (see Note 7) or upon certain change in control events (including liquidation, sale or transfer of control of the Company); however, all change in control events are outside of the Company’s control. In the event of the Special Redemption, the holders would have received redemption proceeds as defined in the Warrant Agreement. In the event of liquidation, holders of the convertible preferred stock may have the right to receive its liquidation preference under the terms of the Company’s Amendment.

As a result of management’s determination that the Special Redemption was probable, but not certain, the Company began accreting to the expected redemption value of the redeemable convertible preferred stock in October 2017. In December 2020, management determined that the Special Redemption was no longer probable, at which point accretion to redemption value ceased. As of March 31, 2021, the Series W Warrant expired unexercised and all redemption provisions of the Special Redemption lapsed.

The following table summarizes information related to issuance of the Company’s preferred stock (in thousands, except number of shares and per share amounts):

	As of March 31, 2021 and December 31, 2020
	Par value	Date of issuance	Share price at issuance	Shares authorized(1)	Shares issued and outstanding(1)	Liquidation preference	Carrying value(2) share capital
Series A	$0.001	Feb-2000	$3.950	3,676,668	3,676,668	$14,523	$13,535
Series B	$0.001	May-2003	$0.878	17,989,209	17,989,209	15,795	39,715
Series C	$0.001	Feb-2007	$1.250	12,069,000	12,069,000	15,086	28,136
Series D	$0.001	Aug-2009	$1.750	6,857,143	6,857,143	12,000	18,503
Series E	$0.001	Oct-2011	$2.000	3,650,000	3,650,000	7,300	10,350
Series F	$0.001	May-2012	$2.500	5,245,000	5,156,500	12,891	18,305
Series G	$0.001	Jun-2015	$1.200	60,251,641	59,799,409	71,759	135,682
Series H	$0.001	Feb-2017	$1.200	61,458,333	39,311,920	47,174	89,074

				171,196,994	148,509,849	$196,528	$353,300

The shares authorized, issued and outstanding do not reflect any anti-dilution provisions of Series C, Series D, Series E and Series F as a result of the Series G financing.

The carrying value reflects the gross proceeds received from the sale of the preferred stock less issuance costs and the fair value at issuance of preferred stock warrants classified as a liability, plus accretion of redemption value.

Common stock

Each share of common stock is entitled to one vote. Common stock reserved for future issuance consisted of the following:

	March 31, 2021	December 31, 2020
Conversion of preferred stock	153,415,871	153,415,871
Preferred stock warrants	2,334,082	2,334,082
Common stock warrant	0	1
Stock options issued and outstanding under the 2006 and 2015 plans	47,866,502	43,501,180

Total shares of common stock reserved	203,616,455	199,251,134

Note 9—Stock-based compensation expense

As of March 31, 2021 and December 31, 2020, the Company had two stock-based incentive compensation plans, the Calhoun Vision, Inc. 2015 Equity Incentive Plan and the Calhoun Vision, Inc. 2006 Stock Plan (collectively the “Plans”).

Option awards are generally granted with an exercise price of no less than 100% of estimated fair market value on the date of grant. Time based awards generally vest over four years as follows: one fourth of the total number of shares vest and become exercisable on the one-year anniversary; 1/48th of the total number of shares subject to the option vest and become exercisable on each monthly anniversary thereafter for the remaining 3 years. The purpose of the Plans is to provide a means by which eligible recipients of stock awards may be given an opportunity to benefit from increases in the value of the common stock in order to retain or procure the services of the employees, members of the Board and consultants.

In determining the fair value of the stock options granted, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Fair value of common stock—Given the absence of a public trading market, the Company’s board of directors with input from management considered numerous objective and subjective factors to determine the fair value of common stock. The factors included, but were not limited to: (i) third-party valuations of the Company’s common stock; (ii) the Company’s stage of development; (iii) the status of research and development efforts; (iv) the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock; (v) the Company’s operating results and financial condition, including the Company’s levels of available capital resources; (vi) equity market conditions affecting comparable public companies; (vii) general U.S. market conditions and (viii) the lack of marketability of the Company’s common stock.

Expected term—The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company used the simplified method (based on the mid-point between the vesting date and the end of the contractual term) to determine the expected term.

Expected volatility—Since the Company is privately held and does not have any trading history for its common stock, the expected volatility was estimated based on the average historical volatilities for comparable publicly traded medical device companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the life cycle and area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Dividend yield—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

A summary of stock option activities for the three months ended March 31, 2021 is as follows:

	Shares available for grant	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted avg remaining contractual life (years)
Options outstanding as of December 31, 2020	2,560,318	43,501,180	$0.93		6.46
Issued	6,000,000
Granted	(7,415,000)	7,415,000	$1.51	$0.87
Exercised		(2,898,092)	$0.42	$0.20
Forfeited	151,586	(151,586)	$1.53	$0.82

Options outstanding as of March 31, 2021	1,296,904	47,866,502	$1.05		6.88

Exercisable as of March 31, 2021		29,861,029	$0.76		5.44

At March 31, 2021 and December 31, 2020 the intrinsic value of options vested was $24.6 million and $26.2 million, respectively, and of all options outstanding was $25.1 million and $26.4 million, respectively. During the three months ended March 31, 2021 and 2020, the total cash received from the exercise of stock options was $1.2 million and $46,000, respectively. The total fair value less strike price of these options was $3.1 million and $132,000, respectively.

Stock-based compensation expense was classified in the accompanying consolidated statements of operations and comprehensive loss as follows (in thousands):

	Three months ended March 31,
	2021	2020
Research and development	$597	$105
Selling, general and administrative	463	358
Cost of goods sold	179	160

	$1,239	$623

As of March 31, 2021 and December 31, 2020, there were 18,005,473 and 12,202,334 unvested options, respectively. Total unrecognized expense related to unvested stock options was approximately $14.9 million and $9.8 million as of March 31, 2021 and December 31, 2020, respectively. Amounts are expected to be recognized over a weighted average period of approximately 3.0 and 2.9 years, respectively.

The following table presents the range and weighted-average assumptions, used in the Black-Scholes option pricing model to determine the fair value of stock options:

	Three months ended March 31, 2021
	Range	Weighted average
Expected volatility	62.3% to 63.6%	63.6%
Risk-free interest rate	0.6% to 1.1%	1.1%
Expected life (in years)	5.52 to 10.00 years	6.03 years
Expected dividend yield	0.0%	0.0%
Grant date fair value	$1.51	$1.51

Note 10—Income taxes

The Company maintains a full valuation allowance against its net deferred tax assets as of March 31, 2021 and December 31, 2020 based on the current assessment that it is not more likely than not these future benefits will be realized before expiration. No material income tax expense or benefit has been recorded given the valuation allowance position and projected taxable losses in the jurisdictions where the Company files income tax returns.

The Company has not experienced any significant increases or decreases to its unrecognized tax benefits since December 31, 2020 and does not expect any within the next 12 months.

The Company is subject to U.S. federal and various states income taxes. The federal returns for tax years 2017 through 2019 remain open to examination and the state returns remain subject to examination for tax years 2016 through 2020. Carryforward attributes that were generated in years where the statute of limitations is closed may still be adjusted upon examination by the Internal Revenue Service or other respective tax authorities. All other state jurisdictions remain open to examination.

Note 11—Leases

The Company has operating and finance leases for facilities and certain equipment. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company does not combine lease and non-lease components in the recognition of lease expense.

As of March 31, 2021 and December 31, 2020 the Company held three leases for office, manufacturing and warehouse facilities in Aliso Viejo, California. The three leases are for 19,680, 42,106 and 48,036 square feet and expire on March 31, 2023, September 30, 2024 and January 31, 2026, respectively. For one of the facilities operating leases, the lessor provided $900,000 in tenant allowances.

The following table presents the lease balances within the condensed consolidated balance sheets (in thousands):

Leases	Classification	March 31, 2021	December 31, 2020

Assets
Operating	Operating leases right-of-use assets	$5,038	$5,319
Finance	Property and equipment, net	50	58

Total lease assets		5,088	5,377

Liabilities
Current
Operating	Lease liabilities	1,294	1,247
Finance	Lease liabilities	23	27

Noncurrent
Operating	Long-term lease liabilities	4,702	5,042
Finance	Long-term lease liabilities	32	37

Total lease liabilities		$6,051	$6,353

For the three months ended March 31, 2021 and 2020, the components of operating and finance lease expenses were as follows (in thousands):

Lease cost	Classification	March 31, 2021	March 31, 2020
Operating lease cost	Cost of goods sold	$3	$4
	Research and development	79	29
	Selling, general and administrative expenses	402	307

Finance lease cost	Amortization of right-of-use asset included in Research and development expenses	—	41
	Amortization of right-of-use asset included in Selling, general and administrative expenses	8	12

Finance lease cost	Interest expense	2	5

Maturities of the Company’s operating and finance lease liabilities as of March 31, 2021 were as follows (in thousands):

Year ending December 31,	Operating leases	Finance leases
2021 (remainder)	$1,392	$21
2022	1,881	23
2023	1,682	18
2024	1,456	—
2025	951	—
2026	79	—

Total lease payments	7,441	62
Less: imputed interest	1,445	7

Total lease liabilities	$5,996	$55

The weighted average remaining lease term and weighted average discount rate used to determine lease liabilities related to the Company’s operating and finance leases as of March 31, 2021 and December 31, 2020 were:

Lease term and discount rate	March 31, 2021	December 31, 2020

Weighted average remaining lease term (years)
Operating leases	4.00	4.21
Finance leases	2.31	2.42

Weighted average discount rate
Operating leases	10.5%	10.5%
Finance leases	10.5%	10.5%

Note 12—Commitments and contingencies

Legal matters

From time-to-time, the Company may be involved in certain legal proceedings or regulatory matters arising in the ordinary course of business, including without limitation, actions with respect to intellectual property, employment, regulatory, product liability and contractual matters. In connection with these proceedings or matters, the Company regularly assesses the probability and amount (or range) of possible issues based on the developments in these proceedings or matters. A liability is recorded in the consolidated financial statements if it is determined that it is probable that a loss has been incurred, and that the amount (or range) of the loss can be reasonably estimated. Because of the uncertainties related to any pending proceedings or matters, the Company is currently unable to predict their ultimate outcome and, with respect to any legal proceeding or regulatory matter where no liability has been accrued, to make a reasonable estimate of the possible loss (or range of loss) that could result from an adverse outcome. At March 31, 2021 and December 31, 2020, there were no legal proceedings, regulatory matters, or other disputes or claims for which a material loss was considered probable or for which the amount (or range) of loss was reasonably estimable. However, regardless of the outcome, legal proceedings, regulatory matters, and other disputes and claims can have an adverse impact on the Company because of legal costs, diversion of management time and resources, and other factors.

Note 13—Subsequent events

For purposes of the condensed consolidated financial statements as of March 31, 2021 and the three months then ended, the Company evaluated subsequent events for recognition and measurement purposes through May 14, 2021, the date the condensed consolidated financial statements were available to be issued.

            Shares

Common stock

J.P. Morgan	BofA Securities	SVB Leerink

Wells Fargo Securities		BTIG

                            ,

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the Financial Industry Regulatory Authority, Inc.’s filing fee and the Nasdaq listing fee.

Amount to be paid
SEC Registration Fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant intends to enter into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which would require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements intended to be entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2018. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a) From January 1, 2018 through the date of this prospectus, we granted stock options to purchase an aggregate of 29,360,850 shares of common stock under our 2015 Plan at exercise prices per share ranging from $1.20 to $2.23, and have issued 7,636,975 shares of common stock upon exercise of stock options under our 2015 Plan for a weighted average exercise price of approximately $0.3985.

(b) From January 1, 2018 through the date of this prospectus, we issued and sold to certain service providers of ours an aggregate of 1,098,487 shares of common stock upon the exercise of options under our 2006 Plan for a weighted average exercise price of approximately $0.40.

(c) From January 1, 2018 through the date of this prospectus, we issued and sold an aggregate of 583,170 shares of Series G preferred stock upon the exercise of warrants to purchase shares of Series G preferred stock at an exercise price per share of $1.20.

(d) From January 1, 2018 through the date of this prospectus, we issued and sold an aggregate of 118,800 shares of Series H preferred stock upon the exercise of warrants to purchase shares of Series H preferred stock at an exercise price per share of $1.20.

The offers, sales and issuances of the securities described in Items 15(a) and 15(b) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under our 2006 Plan or 2015 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions

The offers, sales and issuances of the securities described in Items 15(c) and 15(d) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business, or other relationships, to information about the registrant.

Item 16. Exhibit and financial statement schedules

(a)        Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)        Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement, including Form of Lock-up Agreement.
3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3.3*	Amended and Restated Bylaws of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4.1*	Amended and Restated Investor Rights Agreement among the Registrant and certain of its stockholders, dated February 24, 2017.
4.2*	Specimen common stock certificate of the Registrant.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2+*	2015 Equity Incentive Plan, as amended, and forms of agreement thereunder.
10.3+*	2021 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.
10.4+*	2021 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.
10.5*	Loan and Security Agreement, by and among the Registrant, Oxford Finance LLC, the lenders listed on Schedule 1.1 thereto, dated as of October 29, 2020.
10.6*	License Agreement by and between RxSight and the California Institute of Technology dated July 28, 2015.
10.7*	Exclusive License Agreement between the Regents of the University of California and Calhoun Vision, Inc. dated March 1, 2000 as amended May 29, 2008, December 5, 2013, November 10, 2016, April 4, 2017, June 21, 2017, and May 21, 2019.
10.8*	License and Maintenance Agreement between QAD, Inc. and its subsidiaries and Calhoun Vision, Inc. dated October 29, 2015.
10.9*	QAD Hosted On Premise Project Proposal between Strategic Information Group (“SIG”) and Calhoun Vision dated October 29, 2015.
10.10*	Cloud Services Agreement between QAD, Inc. and its subsidiaries and RxSight, Inc., dated May 28, 2021.
10.11*	Lease dated October 27, 2015, by and between RxSight and Accuride International Inc., as amended by that certain First Amendment to Lease dated November 23, 2015, that certain Second Amendment to Lease dated December 22, 2015, that certain Third Amendment to Lease dated January 18, 2016 and that certain Fourth Amendment to Lease dated November 12, 2016 for premises located at 100-150 Columbia, Suites 100 and 200, Aliso Viejo, California 92656.
10.12*	Lease dated March 27, 2020, by and between Pacific Park Investments, Inc., and RxSight, Inc. for premises located at 75 Columbia, Aliso Viejo, CA 92656.
10.13*	Lease dated January 10, 2018, by and between RxSight and Clifford D. Downs, as amended by that certain Commencement Date Memorandum dated February 22, 2018, for premises located at 5 Columbia, Aliso Viejo, California 92656.
10.14+*	Offer Letter with Ron Kurtz, dated as of June 16, 2015, as amended February 4, 2016.
10.15+*	Offer Letter with Shelley Thunen, dated as of January 4, 2016, as amended October 25, 2016 and September 1, 2017.
10.16+*	Offer Letter with Eric Weinberg, dated as of June 16, 2015.

Exhibit Number	Description
10.17*	Consulting Agreement by and between the Company and Yelroc Consulting, Inc., dated as of January 1, 2019, as amended by Amendment No. 1 dated as of December 16, 2020.
10.18*	Consulting Agreement by and between the Company and Daniel Schwartz, MD, dated as of January 1, 2019, as amended by Amendment No. 1 dated as of December 16, 2020.
10.19*	Amended and Restated Secured Full Recourse Promissory Note by and between Daniel Schwartz and the Company, dated as of April 18, 2019.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1*	Power of Attorney (see page II-7 to this Form S-1).

*	To be filed by amendment.
+	Indicated management contract or compensatory plan.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aliso Viejo, California, on                 , 2021.

RXSIGHT, INC.

By:
Ron Kurtz, M.D.
President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ron Kurtz, M.D. and Shelley Thunen as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and substitution, for him or her and in his or her name, place and stead, in any and all capacities (including his capacity as a director and/or officer of RxSight, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director	, 2021
Ron Kurtz, M.D.	(Principal Executive Officer)

	Chief Financial Officer	, 2021
Shelley Thunen	(Principal Financial and Accounting Officer)

	Chair of the Board	, 2021
J. Andy Corley

	Director	, 2021
Bruce Robertson, Ph.D.

	Director	, 2021
William J. Link, Ph.D.

	Director	, 2021
Daniel Schwartz, M.D.

	Director	, 2021
Christopher Cox

	Director	, 2021
Rick Wolfen

	Director	, 2021
Juliet Tammenoms Bakker